Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

06017525

File No. 82-3958

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 1 6 2006
WASH. D.C.
203

October 12, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

SUPPL

Re:- IPCL : Quarterly submission (July 1, 2006 to September 30, 2006)

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the documents filed with the Stock Exchanges (Bombay Stock Exchange Limited, National Stock Exchange of India Limited and Luxembourg Stock Exchange, Luxembourg on which shares of the Company are listed) and the Registrar of Companies, Gujarat at Ahmedabad, India during the period from July 1, 2006 to September 30, 2006.

The list of the said documents is enclosed as Annexure A. You are requested to please take the same on record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

PROCESSED
OCT 2 4 2006
THOMSON FINANCIAL

Regd. Office : P. O. Petrochemicals - 391 346, Dist. Vadodara, Gujarat, India.

Exhibit – "A"

Sr. No.	Source of requirement or practice	Document	Addressee	Period for filing	Enclosures	
1	Companies Act, Section 154	Notice of Record date for S&T series of Debentures Interest payment	Stock Exchanges	Not less than seven days before Record Date	a. Notice of Record Date of June 25, 2006 and July 12, 2006 for payment of Interest to S&T Debentureholders respectively.	Annexure – 1 (a)
2	SEBI (Substantial Acquisition of shares and Takeovers) Regulations 1997 Regulation 8 (3)	Disclosure in respect of holdings of persons holding more than 5% of shares or voting rights and in respect of persons holding more than 15% of shares or voting rights and promoters or every person having a control over the company and persons acting in concert	Stock Exchanges	Within 30 days from (a) financial year ended March 31 (b) the record date for payment of dividend	a. Disclosure as on June 12, 2006 under Regulation 8(3) submitted to Bombay Stock Exchange Limited (BSE) b. Disclosure as on June 12, 2006 under Regulation 8(3) submitted to The National Stock Exchange of India Limited (NSE)	Annexure – 2 (a) to (b)
3	Listing Requirement 24(f)	Notices calling separate meetings of Equity shareholders and creditors of Transferor Companies and Transferee Company	Stock Exchanges	After publication	a. Letter dated June 20, 2006, submitted to NSE with Press cuttings b. Letter dated June 20, 2006, submitted to BSE	Annexure – 3 (a) to (b)
4	Listing Requirement 24(f)	Notices calling separate meetings of Equity shareholders and creditors of Transferor	Stock Exchanges	Notices of meetings	a. Letter dated June 22, 2006, submitted to BSE with Copies of Notices sent to the Shareholders	Annexure – 4 (a) to (b)

Sr. No.	Source of requirement or practice	Document	Addressee	Period for filing	Enclosures	
		Companies and Transferee Company			and Creditors of Transferor Companies and Transferee Company b. Letter dated June 22, 2006, submitted to NSE	
5	Listing Requirement 24(f)	Notices calling separate meetings of Equity shareholders and creditors of Transferor Companies and Transferee Company	Stock Exchanges	Notices of meetings	a. Letter dated June 24, 2006, submitted to NSE with CD containing soft copies of Notices sent to the Shareholders and Creditors of Transferor Companies and Transferee Company	Annexure – 5 (a)
6	Section 192A of the Companies Act, 1956	Postal Ballot Notice	Stock Exchanges	Postal Ballot Notice	a. Letter dated July 5, 2006, submitted to BSE with Copies of Notices sent to the Shareholders. b. Letter dated July 5, 2006, submitted to NSE with Copies of Notices sent to the Shareholders.	
7	Exchange Listing Rules (clause 19 & 41)	Notice of Board Meeting convened approving quarterly results and recommending dividend	Stock Exchanges	7 days prior to the Board Meeting	a. Notice of Board meeting convened for approving unaudited financial results for the quarter ended June 30, 2006 submitted to NSE vide letter dated July 10, 2006 b. Notice of Board meeting convened for approving unaudited financial results	Annexure – 7 (a) to (b)

Sr. No.	Source of requirement or practice	Document	Addressee	Period for filing	Enclosures	
					for the quarter ended June 30, 2006 submitted to BNSE vide letter dated July 10, 2006	
8	Secretarial Audit Report in accordance with SEBI Circular no. D&CC/FITTC/CIR-16/2002 dated December 31, 2002	Secretarial audit on capital integrity giving reconciliation of the securities allowed to be held under electronic mode vis a vis the total capital	Stock Exchanges	Within 30 days of the close of the quarter	Secretarial Audit Certificate for the quarter ended: a. June 2006 to BSE b. June 2006 to BSE	Annexure – 8 (a) to (b)
9	Exchange Listing Rules (clause 20 & 41)	Intimation after the Board meeting for quarterly financial results, dividend	Stock Exchanges	Within 15 minutes of closure of Board Meeting	a. Intimation after Board meeting of approved unaudited financial results for the quarter ended June 2006 sent to NSE b. Intimation after Board meeting of approved unaudited financial results for the quarter ended June 2006 sent to BSE	Annexure – 9 (a) to (b)
10	Exchange Listing Rules (clause 20 & 41)	Intimation to BSE for Shareholding pattern-Free Floar	BSE	Within 15 days from the close of quarter	a. Shareholding Pattern-Free Float Indices vide letter dated July 19, 2006	Annexure – 10 (a)
11	Listing Agreement	Scheme of amalgamation-Newspaper cutting	Stock Exchanges	After publication	a. Letter dated July 26, 2006 submitted to BSE b. Letter dated July 26, 2006 submitted to NSE	Annexure – 11 (a) to (b)
12	Listing Agreement	Notice for temporary shutdown	Stock Exchanges	Immediately	a. Letter dated August 9, 2006 informing about	Annexure – 12 (a) to

Sr. No.	Source of requirement or practice	Document	Addressee	Period for filing	Enclosures	
					temporary shutdown submitted to NSE b. Letter dated August 9, 2006 informing about temporary shutdown submitted to BSE	(b)
13	Listing Agreement	Notice of Record Date	Stock Exchanges	Immediately	a. Notice of Record Date for issue of shares to the Shreholders of transferoro Companies dated September 27, 2006 sent to NSE b. Notice of Record Date for issue of shares to the Shreholders of transferoro Companies dated September 27, 2006 sent to BSE	Annexure – 13 (a) to (b)
14	Listing Agreement	Record Date advertisement in newspaper	Stock Exchanges	After publication	a. Letter dated September 29, 2006 enclosing copies of Record Date advertisement in newspaper addressed to BSE b. Letter dated September 29, 2006 enclosing copies of Record Date advertisement in newspaper addressed to NSE	Annexure – 14 (a) to (b)

Sr. No.	Source of requirement or practice	Document	Addressee	Period for filing	Enclosures	
15	The Companies Act, 1956	Form No. 8 filed with the Registrar of Companies	Registrar of Companies	Within one month	a. Form 8 filed with the Registrar of Companies	15 (a)
16	The Companies Act, 1956	Form No. 23 and 61 filed with the Registrar of Companies for extension of AGM and for special resolution	Registrar of Companies	Within one month	a. Form 8 filed with the Registrar of Companies	16 (a)
17	Registrar of Companies	Copies of permissions received from BSE and NSE	Registrar of Companies	-	a. Copies of Approvals received from BSE and NSE submitted to Registrar of Companies vide letter dated July 27, 2006	17 (a)
18	The Companies Act 1956	Form 17 filed with the Registrar of Companies	Registrar of Companies	Within one month	a. Form 17 filed with the Registrar of Companies	18 (a)
19	The Companies Act 1956	Form 17 filed with the Registrar of Companies	Registrar of Companies	Within one month	a. Form 17 filed with the Registrar of Companies	19 (a)
20	The Companies Act 1956	Form 17 filed with the Registrar of Companies	Registrar of Companies	Within one month	a. Form 17 filed with the Registrar of Companies	20 (a)

o/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

June 1, 2006

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, ' G ' Block
Bandra - Kurla Complex,
Bandra (East)
Mumbai - 400 051
Fax No. 022 2659 8237

Re: Indian Petrochemicals Corporation Limited

Sub: S and T Series Bonds – Record Date for annual interest payment

Sir,

The annual interest payment on the S and T Series Bonds issued by the Company is due on June 25, 2006 and July 12, 2006, respectively. The Record date for determining the eligible bond-holders for the said purpose is June 18, 2006 and July 6, 2006, respectively.

You are requested to take the same on records and inform the members of your exchange.

Thanking you,

Yours Sincerely,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Copy to: National Securities Depository Limited
UTI Bank Limited, Trustees

o/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

June 12, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

BOMBAY STOCK EXCHANGE LIMITED
SECTION
DATE 13/6/6 11:31

Sir,

Sub: Disclosure under regulation 8 (3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Pursuant to Regulation 8 (3) of SEBI (Substantial Acquisitions of Shares and Takevovers) Regulations, 1997, we enclose herewith intimation in the prescribed format on the subject, containing particulars of disclosure as on May 20, 2006, being the Record Date for payment of Interim Dividend.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

o/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

June 12, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Disclosure under regulation 8 (3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Pursuant to Regulation 8 (3) of SEBI (Substantial Acquisitions of Shares and Takevovers) Regulations, 1997, we enclose herewith intimation in the prescribed format on the subject, containing particulars of disclosure as on May 20, 2006, being the Record Date for payment of Interim Dividend.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

Disclosure of details of share holding by targ ' reporting company to Stock Exchanges, in te ; of regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the company (Target / Reporting Company)	INDIAN PETROCHEMICALS CORPORATION LIMITED
Date of reporting	May 20, 2006
Name of Stock Exchanges where shares of Reporting/ ~~Target~~ Company are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited 3. Luxembourg Stock Exchange

(I) Information about persons holding more than 15% shares of voting rights (VR) in terms of Reg. 8(1)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) u/r 8(1) to Target Company											
Names	As on March 31, 2006 (for the year 2005-06)		As on March 31, 2005 (for the year 2004-05)		Changes if any between (A) & (B)		As on record date for dividend (for the year __)		As on record date for dividend (for the year __)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Promoter(s) or every person having control over a company and also persons acting in concert with him

Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)											
	As on March 31, 2006 (for the year 2005-06)		As on March 31, 2005 (for the year 2004-05)		Changes if any between (A) & (B)		As on record date for Interim dividend (May 20, 2006)		As on record date for dividend (May 14, 2005)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
Promoter(s) or every person having control over a company Reliance Petroinvestments Limited	(N.A.)	(N.A.)	(N.A.)	(N.A.)	(N.A.)	(N.A.)	114,183,787 [a]	46.00	114,183,787 [b]	46.00	-	0.00
							114,183,787	46.00	114183787	46.00	-	0.00

(a) - Includes 3150 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI is awaited.
(b) - Includes 2900 shares accepted from NRIs under the Open Offer made. These shares are pending for registration in the name of Reliance Petroinvestments Limited as permission of RBI was awaited.

Place : Mumbai
Date : June 12, 2006

For Indian Petrochemicals Corporation Limited

(Shashikala Rao)
Deputy Company Secretary

UIC

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

June 20, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai 400 023
(FaxNo.22723121/2037/2039/2061
/2041/3719)

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sir,

Sub: Scheme of Amalgamation

The Hon'ble High Court of Judicature of Gujarat at Ahmedabad by an Order made on the 13th day of June 2006 has directed that separate meetings of the Equity Shareholders, the Secured Creditors (Including Debentureholders) and the Unsecured Creditors of the Company be convened and held on Friday, the 14th day of July 2006 for the purpose of considering the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively called the **"Transferor Companies"**) with Indian Petrochemicals Corporation Limited (the **"Transferee Company"**).

We send herewith three (3) copies each of the Notices calling the separate meetings of the Equity Shareholders, the Secured Creditors (Including Debentureholders) and the Unsecured Creditors of the Company along with the Statement under Section 393 of the Companies Act, 1956 and the copy of Scheme of Amalgamation for your records.

Thanking you,

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Enclosures.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

NSEIL
20 JUN 2006
Contents not Verified

0/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele.. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

June 20, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai 400 023
(FaxNo.22723121/2037/2039/2061
/2041/3719)

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sir,

Sub: Scheme of Amalgamation

The Hon'ble High Court of Judicature of Gujarat at Ahmedabad by an Order made on the 13th day of June 2006 has directed that separate meetings of the Equity Shareholders, the Secured Creditors (Including Debentureholders) and the Unsecured Creditors of the Company be convened and held on Friday, the 14th day of July 2006 for the purpose of considering the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively called the **"Transferor Companies"**) with Indian Petrochemicals Corporation Limited (the **"Transferee Company"**).

We send herewith three (3) copies each of the Notices calling the separate meetings of the Equity Shareholders, the Secured Creditors (Including Debentureholders) and the Unsecured Creditors of the Company along with the Statement under Section 393 of the Companies Act, 1956 and the copy of Scheme of Amalgamation for your records.

Thanking you,

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE...... 20/6/06

Enclosures.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

ગુજરાત સમાચાર (વડોદરા આવૃત્તિ) મંગળવાર, તા. ૨૦ જૂન, ૨૦૦૬

ઉચ્ચ ન્યાયાલય ગુજરાતની હકુમત, અમદાવાદ
તેના મૂળભૂત ન્યાયક્ષેત્રમાં
કંપની અરજી નં: ૨૭૫, ૨૦૦૬

કંપનીઝ એક્ટ, ૧૯૫૬ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૧થી ૩૯૪ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ અને એનુ નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાત ખાતે છે એની બાબતમાં

-અને-

ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ સાથે અપોલો ફાઇબર્સ લિમિટેડ, સેન્ટ્રલ ઇન્ડિયા પૉલિયસ્ટર્સ લિમિટેડ, ઇન્ડિયા પૉલીફાઇબર્સ લિમિટેડ, ઓરિસ્સા પૉલીફાઇબર્સ લિમિટેડ, રેકોન સિન્થેટિક્સ લિમિટેડ અને સિલવાસા ઇન્ડસ્ટ્રીઝ પ્રાઇવેટ લિમિટેડના એકત્રિકરણની બાબતમાં:

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ)
કંપની ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ અને)
એનુ નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમિકલ્સ,)
જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાત ખાતે છે) ...અરજકર્તા કંપની

ઇક્વિટી શેરધારકો, સિક્યોર્ડ ક્રેડિટર્સ (ડિબેન્ચરધારકો સહિત) અને અનસિક્યોર્ડ ક્રેડિટર્સની જાહેર સભા માટેની સૂચના

આ સાથે સૂચના આપવામાં આવે છે કે અમદાવાદ ખાતે માનનીય ઉચ્ચ ન્યાયાલયના ન્યાયાધીશ મહોદયે મંગળવાર, ૧૩ જૂન, ૨૦૦૬ના દિવસે આદેશ દ્વારા નિર્દેશ આપ્યો હતો કે અરજકર્તા કંપની ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડના ઇક્વિટી શેરધારકો, સિક્યોર્ડ ક્રેડિટર્સ (ડિબેન્ચરધારકો સહિત) અને અનસિક્યોર્ડ ક્રેડિટર્સની અલગ સભા રાખવી. એ મુજબ નીચે જણાવેલા સમયે શુક્રવારે, ૧૪ જુલાઈ, ૨૦૦૬ના રોજ ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડના આર ઍન્ડ ડી ઑડિટોરિયમ, પી.ઓ. પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાતના ખાતે રાખવામાં આવી છે. જેમાં ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ ("અરજકર્તા કંપની") સાથે અપોલો ફાઇબર્સ લિમિટેડ, સેન્ટ્રલ ઇન્ડિયા પૉલિયસ્ટર્સ લિમિટેડ, ઇન્ડિયા પૉલીફાઇબર્સ લિમિટેડ, ઓરિસ્સા પૉલીફાઇબર્સ લિમિટેડ, રેકોન સિન્થેટિક્સ લિમિટેડ અને સિલવાસા ઇન્ડસ્ટ્રીઝ પ્રાઇવેટ લિમિટેડના એકત્રિકરણની બાબત સ્વીકારવાનો અને યોગ્ય લાગે તો સુધારાવધારા (ઓ) સાથે અથવા એ વિના મંજૂર કરવાનો ઉદ્દેશ છે.

	સભા	સમય
૧	ઇક્વિટી શેરધારકો	સવારે ૧૧.૦૦ વાગ્યે
૨	સિક્યોર્ડ ક્રેડિટર્સ (ડિબેન્ચરધારકો સહિત)	બપોરે ૧૨ વાગ્યે અથવા ઇક્વિટી શેરધારકોની સભાના નિષ્કર્ષ પછી તરત જ
૩	અનસિક્યોર્ડ ક્રેડિટર્સ	બપોરે ૧૨.૩૦ વાગ્યે અથવા સિક્યોર્ડ ક્રેડિટર્સ (ડિબેન્ચરધારકો સહિત) ની સભાના નિષ્કર્ષ પછી તરત જ

કથિત આદેશના અનુસરણ અને નિર્દેશ મુજબ ઇક્વિટી શેરધારકો, સિક્યોર્ડ ક્રેડિટર્સ (ડિબેન્ચરધારકો સહિત) અને અનસિક્યોર્ડ ક્રેડિટર્સની સભા ઉપર જણાવેલા સમયે શુક્રવારે, ૧૪ જુલાઈ, ૨૦૦૬ના રોજ ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડના આર ઍન્ડ ડી ઑડિટોરિયમ, પી.ઓ. પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાત ખાતે રાખવામાં આવેલ છે અને કથિત સમયે અને સ્થાને અરજકર્તા કંપનીના ઇક્વિટી શેરધારકો, સિક્યોર્ડ ક્રેડિટર્સ (ડિબેન્ચરધારકો સહિત) અને અનસિક્યોર્ડ ક્રેડિટર્સને ઉપસ્થિત રહેવા વિનંતી કરવામાં આવે છે.

કથિત એકત્રિકરણની યોજનાની નકલ, કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૩ હેઠળ નિવેદનની નકલ અને પ્રૉક્સી ફૉર્મની નકલ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય અથવા તેના એડવોકેટના કાર્યાલય મેસર્સ નાણાવટી એસોસિએટ્સ, ૪, પ્રીમિયર હાઉસ, ગુરુદ્વારાની સામે, થલતેજ ક્રૉસ રોડ્સની પાસે, પી.ઓ. બોડકદેવ, અમદાવાદ-૩૮૦૦૫૪ ખાતેથી શનિવાર સિવાય કામકાજના કોઈપણ દિવસે સવારે ૧૧.૦૦થી બપોરે ૧.૦૦ દરમિયાન નિશુલ્ક મેળવી શકાય છે.

સંબંધિત સભામાં હાજરી આપવા અને મત આપવા હકદાર વ્યક્તિઓ વ્યક્તિગત રીતે અથવા પ્રૉક્સી દ્વારા મત આપી શકશે, પરંતુ લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાળીસ) કલાક પહેલા સંપૂર્ણ હસ્તાક્ષર કરેલી બધી પ્રૉક્સીઓ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે નિર્દિષ્ટ ફૉર્મમાં જમા કરાવવી પડશે.

જે બૉડીઝ કૉર્પોરેટ તેના અધિકૃત પ્રતિનિધિઓને કથિત સભામાં હાજર રાખવા ઇચ્છતા હોય તેમણે સંબંધિત સભામાં તેમના વતી આવી વ્યક્તિને હાજર રહેવા અને મત આપવા માટેની અધિકૃતતા બોર્ડ ઑફ ડિરેક્ટર્સ અથવા બૉડી કૉર્પોરેટની ગવર્નિંગ બૉડી દ્વારા મંજૂર કરેલ ઠરાવની પ્રમાણિત નકલ, લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાળીસ) કલાક પહેલા અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે જમા કરાવવી પડશે.

ન્યાયાલયે શ્રી જસ્ટિસ એસ. ડી. દવે (રિટાયર્ડ) ને ચૅરમેન નિયુક્ત કરેલ છે અને એમની અનુપસ્થિતિમાં પ્રત્યેક કથિત સભાઓમાં ચૅરમેન તરીકે શ્રી જસ્ટિસ જે. પી. દેસાઈ (રિટાયર્ડ) ને નિયુક્ત કરેલ છે. જો ઉપર જણાવેલ એકત્રિકરણની યોજના સભા દ્વારા મંજૂર થાય તો ત્યાર પછી અમદાવાદ ખાતે ગુજરાતના માનનીય ઉચ્ચ ન્યાયાલયની મંજૂરીને આધીન રહેશે.

સહી/-
જસ્ટિસ એસ. ડી. દવે (રિટાયર્ડ)
સભા માટે નિયુક્ત ચૅરમેન

તારીખ: ૧૪ જૂન, ૨૦૦૬
નોંધણીકૃત કાર્યાલય:
પી. ઓ. પેટ્રોકેમિકલ્સ
જિ. વડોદરા ૩૯૧ ૩૪૬, ગુજરાત

ગુજરાત સમાચાર (વડોદરા આવૃત્તિ) મંગળવાર, તા. ૨૦ જૂન, ૨૦૦૬

ઉચ્ચ ન્યાયાલય ગુજરાતની હકુમત, અમદાવાદ
તેના મૂળભૂત ન્યાયક્ષેત્રમાં
કંપની અરજી નં. ૨૭૩, ૨૦૦૬

કંપનીઝ એક્ટ, ૧૯૫૬ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૧થી ૩૯૪ની બાબતમાં;

-અને

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની એપોલો ફાઇબર્સ લિમિટેડ અને એનું નોંધણીકૃત કાર્યાલય ૪૦૨/બી, ચોથે માળે, ગુંજન ટાવર, એલેમ્બિક ગોરવા રોડ, સુભાનપુરા, જિલ્લો વડોદરા ૩૯૦૦૨૩, ગુજરાત ખાતે છે એની બાબતમાં

-અને-

ઇન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડ સાથે એપોલો ફાઇબર્સ લિમિટેડ, સેન્ટ્રલ ઇન્ડિયા પોલિયસ્ટર્સ લિમિટેડ, ઇન્ડિયા પોલીફાઇબર્સ લિમિટેડ, ઓરિસ્સા પોલીફાઇબર્સ લિમિટેડ, રેકોન સિન્થેટિક્સ લિમિટેડ અને સિલવાસા ઇન્ડસ્ટ્રીઝ પ્રાઇવેટ લિમિટેડના એકત્રિકરણની બાબતમાં

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ)
કંપની એપોલો ફાઇબર્સ લિમિટેડ અને એનું નોંધણીકૃત)
કાર્યાલય ૪૦૨/બી, ચોથે માળે, ગુંજન ટાવર,)
એલેમ્બિક ગોરવા રોડ, સુભાનપુરા, જિલ્લો વડોદરા) ...અરજકર્તા કંપની
૩૯૦૦૨૩, ગુજરાત ખાતે છે

ઇક્વિટી શેરધારકો, ડિબેન્ચરધારકો અને
અનસિક્યોર્ડ ક્રેડિટર્સની જાહેર સભા માટેની સૂચના

આ સાથે સૂચના આપવામાં આવે છે કે અમદાવાદ ખાતે માનનીય ઉચ્ચ ન્યાયાલયના ન્યાયાધીશ મંડળે મંગળવાર, ૧૩ જૂન, ૨૦૦૬ના દિવસે આદેશ દ્વારા નિર્દેશ આપ્યો હતો કે અરજકર્તા કંપની એપોલો ફાઇબર્સ લિમિટેડના ઇક્વિટી શેરધારકો, ડિબેન્ચરધારકો અને અનસિક્યોર્ડ ક્રેડિટર્સની અલગ સભા રાખવી. એ મુજબ નીચે જણાવેલા સમયે ગુરૂવારે, ૧૩ જુલાઇ, ૨૦૦૬ના રોજ ઇન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાતના ખાતે રાખવામાં આવી છે જેમાં એપોલો ફાઇબર્સ લિમિટેડ ("અરજકર્તા કંપની"), સેન્ટ્રલ ઇન્ડિયા પોલિયસ્ટર્સ લિમિટેડ, ઇન્ડિયા પોલીફાઇબર્સ લિમિટેડ, ઓરિસ્સા પોલીફાઇબર્સ લિમિટેડ, રેકોન સિન્થેટિક્સ લિમિટેડ, સિલવાસા ઇન્ડસ્ટ્રીઝ પ્રાઇવેટ લિમિટેડ અને ઇન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડના એકત્રિકરણની બાબત સ્વીકારવાની અને યોગ્ય લાગે તો સુધારાવધારા (ઓ) સાથે અથવા એ વિના મંજૂર કરવાનો ઉદ્દેશ છે.

	સભા	સમય
૧	ઇક્વિટી શેરધારકો	બપોરે ૪.૦૦ વાગ્યે
૨	ડિબેન્ચરધારકો	બપોરે ૪.૧૫ વાગ્યે અથવા ઇક્વિટી શેરધારકોની સભાના નિષ્કર્ષ પછી તરત જ
૩	અનસિક્યોર્ડ ક્રેડિટર્સ	બપોરે ૪.૪૫ વાગ્યે અથવા ડિબેન્ચરધારકોની સભાના નિષ્કર્ષ પછી તરત જ

કથિત આદેશના અનુસરણ અને નિર્દેશ મુજબ ઇક્વિટી શેરધારકો, ડિબેન્ચરધારકો અને અનસિક્યોર્ડ ક્રેડિટર્સની સભા ઉપર જણાવેલા સમયે ગુરૂવારે, ૧૩ જુલાઇ, ૨૦૦૬ના રોજ ઇન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાત ખાતે રાખવામાં આવેલ છે અને કથિત સમયે અને સ્થાને અરજકર્તા કંપનીના ઇક્વિટી શેરધારકો, ડિબેન્ચરધારકો અને અનસિક્યોર્ડ ક્રેડિટર્સને ઉપસ્થિત રહેવા વિનંતી કરવામાં આવે છે.

કથિત એકત્રિકરણની યોજનાની નકલ, કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૩ હેઠળ નિવેદનની નકલ અને પ્રોક્સી ફોર્મની નકલ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય અથવા તેના એડ્વોકેટના કાર્યાલય શ્રી દર્શન એમ. પરીખ, "પરીખ બંગલોઝ", એસ એલ.યુ. કોલેજની સામે, એલિસબ્રીજ પોસ્ટ ઓફિસ પાસે, અમદાવાદ-૩૮૦૦૦૬ ખાતેથી શનિવાર સિવાય કામકાજના કોઇપણ દિવસે સવારે ૧૧.૦૦થી બપોરે ૧.૦૦ દરમિયાન નિઃશુલ્ક મેળવી શકાય છે.

સંબંધિત સભામાં હાજરી આપવા અને મત આપવા હકદાર વ્યક્તિઓ વ્યક્તિગત રીતે અથવા પ્રોક્સી દ્વારા મત આપી શકશે, પરંતુ લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાળીસ) કલાક પહેલા સંપૂર્ણ હસ્તાક્ષર કરેલી બધી પ્રોક્સીઓ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે નિર્દિષ્ટ ફોર્મમાં જમા કરાવવી પડશે.

જે બોડીઝ કોર્પોરેટ તેના અધિકૃત પ્રતિનિધિઓને કથિત સભામાં હાજર રાખવા ઇચ્છતા હોય તેમણે સંબંધિત સભામાં તેમના વતી આવી વ્યક્તિને હાજર રહેવા અને મત આપવા માટેની અધિકૃતતા બોર્ડ ઓફ ડિરેક્ટર્સ અથવા બોડી કોર્પોરેટની ગવર્નિંગ બોડી દ્વારા મંજૂર કરેલ ઠરાવની પ્રમાણિત નકલ, લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાળીસ) કલાક પહેલા અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે જમા કરાવવી પડશે.

ન્યાયાલયે શ્રી ઇન્દુભાઇ એચ. શેઠ જે ચેરમેન નિયુક્ત કરેલ છે અને એમની અનુપસ્થિતિમાં પ્રત્યેક કથિત સભાઓમાં ચેરમેન તરીકે શ્રી રામાકૃષ્ણન રાજારામ અને એમની અનુપસ્થિતિમાં પ્રત્યેક કથિત સભાઓમાં ચેરમેન તરીકે શ્રી આર. ડી. ઉદેશીને નિયુક્ત કરેલ છે. જો ઉપર જણાવેલ એકત્રિકરણની યોજના સભા દ્વારા મંજૂર થાય તો ત્યાર પછી અમદાવાદ ખાતે ગુજરાતના માનનીય ઉચ્ચ ન્યાયાલયની મંજૂરીને આધીન રહેશે.

સહી/-
ઇન્દુભાઇ એચ. શેઠ
સભા માટે નિયુક્ત ચેરમેન

તારીખ: ૧૪ જૂન, ૨૦૦૬

નોંધણીકૃત કાર્યાલય:
૪૦૨/બી, ચોથે માળે, ગુંજન ટાવર,
એલેમ્બિક ગોરવા રોડ, સુભાનપુરા, જિલ્લો વડોદરા ૩૯૦૦૨૩, ગુજરાત

ગુજરાત સમાચાર (વડોદરા આવૃત્તિ) મંગળવાર, તા. ૨૦ જૂન, ૨૦૦૬

ઉચ્ચ ન્યાયાલય ગુજરાતની હુકુમત, અમદાવાદ
તેના મૂળભૂત ન્યાયક્ષેત્રમાં
કંપની અરજી નં. ૨૭૨, ૨૦૦૬

કંપનીઝ એક્ટ, ૧૯૫૬ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૧થી ૩૯૪ની બાબતમાં;

-અને

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની સેન્ટ્રલ ઇન્ડિયા પોલિયસ્ટર્સ લિમિટેડ અને એનું નોંધણીકૃત કાર્યાલય ૪૦૨/બી, ચોથે માળે, ગુંજન ટાવર, એલેમ્બિક ગોરવા રોડ, સુભાનપુરા, જિલ્લો વડોદરા ૩૯૦૦૨૩, ગુજરાત ખાતે છે એની બાબતમાં

-અને-

ઇન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડ સાથે એપોલો ફાઇબર્સ લિમિટેડ, સેન્ટ્રલ ઇન્ડિયા પોલિયસ્ટર્સ લિમિટેડ, ઇન્ડિયા પોલીફાઇબર્સ લિમિટેડ, ઓરિસ્સા પોલીફાઇબર્સ લિમિટેડ રેઓન સિન્થેટિક્સ લિમિટેડ અને સિલવાસા ઇન્ડસ્ટ્રીઝ પ્રાઇવેટ લિમિટેડના એકત્રિકરણની બાબતમાં

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની સેન્ટ્રલ ઇન્ડિયા પોલિયસ્ટર્સ લિમિટેડ અને એનુ નોંધણીકૃત કાર્યાલય ૪૦૨/બી, ચોથે માળે, ગુંજન ટાવર, એલેમ્બિક ગોરવા રોડ, સુભાનપુરા, જિલ્લો વડોદરા ૩૯૦૦૨૩, ગુજરાત ખાતે છે) ... અરજકર્તા કંપની

ઇક્વિટી શેરધારકો, સિક્યોર્ડ ક્રેડિટર્સ (ડિબેન્ચરધારકો સહિત) અને અનસિક્યોર્ડ ક્રેડિટર્સની જાહેર સભા માટેની સૂચના

આ સાથે સૂચના આપવામાં આવે છે કે અમદાવાદ ખાતે માનનીય ઉચ્ચ ન્યાયાલયના ન્યાયાધીશ મંડળે મંગળવાર, ૧૩ જૂન, ૨૦૦૬ના દિવસે આદેશ દ્વારા નિર્દેશ આપ્યો હતો કે અરજકર્તા કંપની સેન્ટ્રલ ઇન્ડિયા પોલિયસ્ટર્સ લિમિટેડ ના ઇક્વિટી શેરધારકો, સિક્યોર્ડ ક્રેડિટર્સ (ડિબેન્ચરધારકો સહિત) અને અનસિક્યોર્ડ ક્રેડિટર્સની અલગ સભા રાખવી એ મુજબ નીચે જણાવેલા સમયે ગુરૂવારે, ૧૩ જુલાઈ, ૨૦૦૬ના રોજ ઇન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાતના ખાતે રાખવામાં આવી છે. જેમાં એપોલો ફાઇબર્સ લિમિટેડ, સેન્ટ્રલ ઇન્ડિયા પોલિયસ્ટર્સ લિમિટેડ ("અરજકર્તા કંપની"), ઇન્ડિયા પોલીફાઇબર્સ લિમિટેડ, ઓરિસ્સા પોલીફાઇબર્સ લિમિટેડ, રેઓન સિન્થેટિક્સ લિમિટેડ, સિલવાસા ઇન્ડસ્ટ્રીઝ પ્રાઇવેટ લિમિટેડ અને ઇન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડના એકત્રિકરણની બાબત સ્વીકારવાનો અને યોગ્ય લાગે તો સુધારાવધારા (ઓ) સાથે અથવા એ વિના મંજૂર કરવાનો ઉદ્દેશ છે.

	સભા	સમય
૧	ઇક્વિટી શેરધારકો	બપોરે ૨.૦૦ વાગ્યે
૨	સિક્યોર્ડ ક્રેડિટર્સ (ડિબેન્ચરધારકો સહિત)	બપોરે ૨.૩૦ વાગ્યે અથવા ઇક્વિટી શેરધારકો ની સભાના નિષ્કર્ષ પછી તરત જ
૩	અનસિક્યોર્ડ ક્રેડિટર્સ	બપોરે ૩.૦૦ વાગ્યે અથવા સિક્યોર્ડ ક્રેડિટર્સ (ડિબેન્ચરધારકો સહિત) ની સભાના નિષ્કર્ષ પછી તરત જ

કથિત આદેશના અનુસરણે અને નિર્દેશ મુજબ ઇક્વિટી શેરધારકો, (ડિબેન્ચરધારકો સહિત) અને અનસિક્યોર્ડ ક્રેડિટર્સની સભા ઉપર જણાવેલા સમયે ગુરૂવારે, ૧૩ જુલાઇ, ૨૦૦૬ની રોજ ઇન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાત ખાતે રાખવામાં આવેલ છે અને કથિત સમયે અને સ્થાને અરજકર્તા કંપનીના ઇક્વિટી શેરધારકો, સિક્યોર્ડ ક્રેડિટર્સ (ડિબેન્ચરધારકો સહિત) અને અનસિક્યોર્ડ ક્રેડિટર્સને ઉપસ્થિત રહેવા વિનંતી કરવામાં આવે છે.

કથિત એકત્રિકરણની યોજનાની નકલ, કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૩ હેઠળ નિવેદનની નકલ અને પ્રોક્સી ફોર્મની નકલ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય અથવા તેના એડવોકેટના કાર્યાલય શ્રી રસેશ સંજાણવાલા, શ્રીનાથજી સોસાયટીની સામે, પંચવટી, બીજી ગલી, એલિસબ્રીજ, અમદાવાદ-૩૮૦૦૦૬ ખાતેથી શનિવાર સિવાય કામકાજના કોઇપણ દિવસે સવારે ૧૧.૦૦થી બપોરે ૧.૦૦ દરમિયાન નિ:શુલ્ક મેળવી શકાય છે.

સંબંધિત સભામાં હાજરી આપવા અને મત આપવા હકદાર વ્યક્તિઓ વ્યક્તિગત રીતે અથવા પ્રોક્સી દ્વારા મત આપી શકશે, પરંતુ લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાળીસ) કલાક પહેલા સંપૂર્ણ હસ્તાક્ષર કરેલી બધી પ્રોક્સીઓ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે નિર્દિષ્ટ ફોર્મમાં જમા કરાવવી પડશે.

જે બોડીઝ કોર્પોરેટ તેના અધિકૃત પ્રતિનિધિઓને કથિત સભામાં હાજર રાખવા ઇચ્છતા હોય તેમણે સંબંધિત સભામાં તેમના વતી આવી વ્યક્તિને હાજર રહેવા અને મત આપવા માટેની અધિકૃતતા બોર્ડ ઓફ ડિરેક્ટર્સ અથવા બોડી કોર્પોરેટની ગવર્નિંગ બોડી દ્વારા મંજૂર કરેલ ઠરાવની પ્રમાણિત નકલ, લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાળીસ) કલાક પહેલા અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે જમા કરાવવી પડશે.

ન્યાયાલયે શ્રી જસ્ટિસ એસ.ડી. દવે (રિટાયર્ડ) ને ચેરમેન નિયુક્ત કરેલ છે અને એમની અનુપસ્થિતિમાં પ્રત્યેક કથિત સભાઓમાં ચેરમેન તરીકે શ્રી જસ્ટિસ જે. પી. દેસાઇ (રિટાયર્ડ) ને નિયુક્ત કરેલ છે. જો ઉપર જણાવેલ એકત્રિકરણની યોજના સભા દ્વારા મંજૂર થાય તો ત્યાર પછી અમદાવાદ ખાતે ગુજરાતના માનનીય ઉચ્ચ ન્યાયાલયની મંજૂરીને આધીન રહેશે.

સહી/-
જસ્ટિસ એસ.ડી. દવે (રિટાયર્ડ)
સભા માટે નિયુક્ત ચેરમેન

તારીખ: ૧૪ જૂન, ૨૦૦૬

નોંધણીકૃત કાર્યાલય:
૪૦૨/બી, ચોથે માળે, ગુંજન ટાવર,
એલેમ્બિક ગોરવા રોડ, સુભાનપુરા, જિલ્લો વડોદરા ૩૯૦૦૨૩, ગુજરાત

ગુજરાત સમાચાર (વડોદરા આવૃત્તિ) મંગળવાર, તા. ૨૦ જૂન, ૨૦૦૬

ઉચ્ચ ન્યાયાલય ગુજરાતની હુકુમત, અમદાવાદ
તેના મૂળભૂત ન્યાયક્ષેત્રમાં
કંપની અરજી નં. ૨૭૧, ૨૦૦૬

કંપનીઝ એક્ટ, ૧૯૫૬ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૧થી ૩૯૪ની બાબતમાં;

-અને

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની ઇન્ડિયા પૉલીફાઇબર્સ લિમિટેડ અને એનુ નોંધણીકૃત કાર્યાલય ૪૦૨/બી, ચોથે માળે, ગુંજન ટાવર, એલેમ્બિક ગોરવા રોડ, સુભાનપુરા, જિલ્લો વડોદરા ૩૯૦૦૨૩, ગુજરાત ખાતે છે એની બાબતમાં

-અને-

ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ સાથે ઍપોલો ફાઇબર્સ લિમિટેડ, સેન્ટ્રલ ઇન્ડિયા પૉલિયસ્ટર્સ લિમિટેડ, ઇન્ડિયા પૉલીફાઇબર્સ લિમિટેડ, ઓરિસ્સા પૉલીફાઇબર્સ લિમિટેડ, રેકોન સિન્થેટિક્સ લિમિટેડ અને સિલવાસા ઇન્ડસ્ટ્રીઝ પ્રાઇવેટ લિમિટેડના એકત્રિકરણની બાબતમાં.

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ)
કંપની ઇન્ડિયા પૉલીફાઇબર્સ લિમિટેડ અને એનુ)
નોંધણીકૃત કાર્યાલય ૪૦૨/બી, ચોથે માળે, ગુંજન)
ટાવર, એલેમ્બિક ગોરવા રોડ, સુભાનપુરા, જિલ્લો)
વડોદરા ૩૯૦૦૨૩, ગુજરાત ખાતે છે) ...અરજકર્તા કંપની

ઇક્વિટી શેરધારકો, અને અનસિક્યોર્ડ ક્રેડિટર્સની જાહેર સભા માટેની સૂચના

આ સાથે સૂચના આપવામાં આવે છે કે અમદાવાદ ખાતે માનનીય ઉચ્ચ ન્યાયાલયના ન્યાયાધીશ મંડળે મંગળવાર, ૧૩ જૂન, ૨૦૦૬ના દિવસે આદેશ દ્વારા નિર્દેશ આપ્યો હતો કે અરજકર્તા કંપની ઇન્ડિયા પૉલીફાઇબર્સ લિમિટેડના ઇક્વિટી શેરધારકો અને અનસિક્યોર્ડ ક્રેડિટર્સની અલગ સભા રાખવી, એ મુજબ નીચે જણાવેલા સમયે ગુરૂવારે, ૧૩ જુલાઇ, ૨૦૦૬ના રોજ ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડના આર ઍન્ડ ડી ઑડિટોરિયમ, પી.ઓ. પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાતના ખાતે રાખવામાં આવી છે. જેમાં ઍપોલો ફાઇબર્સ લિમિટેડ, સેન્ટ્રલ ઇન્ડિયા પૉલિયસ્ટર્સ લિમિટેડ, ઇન્ડિયા પૉલીફાઇબર્સ લિમિટેડ ("અરજકર્તા કંપની"), ઓરિસ્સા પૉલીફાઇબર્સ લિમિટેડ, રેકોન સિન્થેટિક્સ લિમિટેડ, સિલવાસા ઇન્ડસ્ટ્રીઝ પ્રાઇવેટ લિમિટેડ અને ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ સાથે એકત્રિકરણની બાબત સ્વીકારવાનો અને યોગ્ય લાગે તો સુધારાવધારા (ઓ) સાથે અથવા એ વિના મંજૂર કરવાનો ઉદ્દેશ છે.

	સભા	સમય
૧	ઇક્વિટી શેરધારકો	સવારે ૧૧.૦૦ વાગ્યે
૨	અનસિક્યોર્ડ ક્રેડિટર્સ	બપોરે ૧૧.૩૦ વાગ્યે અથવા ઇક્વિટી શેરધારકો ની સભાના નિષ્કર્ષ પછી તરત જ

કથિત આદેશના અનુસરણ અને નિર્દેશ મુજબ ઇક્વિટી શેરધારકો અને અનસિક્યોર્ડ ક્રેડિટર્સની સભા ઉપર જણાવેલા સમયે ગુરૂવારે, ૧૩ જુલાઇ, ૨૦૦૬ના રોજ ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડના આર ઍન્ડ ડી ઑડિટોરિયમ, પી.ઓ. પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાત ખાતે રાખવામાં આવેલ છે અને કથિત સમયે અને સ્થાને અરજકર્તા કંપનીના ઇક્વિટી શેરધારકો અને અનસિક્યોર્ડ ક્રેડિટર્સને ઉપસ્થિત રહેવા વિનંતી કરવામાં આવે છે.

કથિત એકત્રિકરણની યોજનાની નકલ, કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૩ હેઠળ નિવેદનની નકલ અને પ્રૉક્સી ફોર્મની નકલ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય અથવા તેના ઍડ્વોકેટના કાર્યાલય શ્રી રમેશ સજાણવાલા, શ્રીનાથજી સોસાયટીની સામે, પંચવટી, બીજી ગલી, એલિસબ્રીજ, અમદાવાદ-૩૮૦૦૦૬ ખાતેથી શનિવાર સિવાય કામકાજના કોઇપણ દિવસે સવારે ૧૧.૦૦થી બપોરે ૧.૦૦ દરમિયાન નિશુલ્ક મેળવી શકાય છે.

સંબંધિત સભામાં હાજરી આપવા અને મત આપવા હકદાર વ્યક્તિઓ વ્યક્તિગત રીતે અથવા પ્રૉક્સી દ્વારા મત આપી શકશે, પરંતુ લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાળીસ) કલાક પહેલા સંપૂર્ણ હસ્તાક્ષર કરેલી બધી પ્રૉક્સીઓ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે નિર્દિષ્ટ ફોર્મમાં જમા કરાવવી પડશે.

જે બૉડીઝ કૉર્પોરેટ તેના અધિકૃત પ્રતિનિધિઓને કથિત સભામાં હાજર રાખવા ઇચ્છતા હોય તેમણે સંબંધિત સભામાં તેમના વતી આવી વ્યક્તિને હાજર રહેવા અને મત આપવા માટેની અધિકૃતતા બોર્ડ ઑફ ડિરેક્ટર્સ અથવા બૉડી કૉર્પોરેટની ગવર્નિંગ બૉડી દ્વારા મંજૂર કરેલ ઠરાવની પ્રમાણિત નકલ, લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાળીસ) કલાક પહેલા અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે જમા કરાવવી પડશે.

ન્યાયાલયે શ્રી જસ્ટિસ એસ.ડી. દવે (રિટાયર્ડ) ને ચૅરમેન નિયુક્ત કરેલ છે અને એમની અનુપસ્થિતિમાં પ્રત્યેક કથિત સભાઓમાં ચૅરમેન તરીકે શ્રી જસ્ટિસ જે. પી. દેસાઇ (રિટાયર્ડ) ને નિયુક્ત કરેલ છે. જો ઉપર જણાવેલ એકત્રિકરણની યોજના સભા દ્વારા મંજૂર થાય તો ત્યાર પછી અમદાવાદ ખાતે ગુજરાતના માનનીય ઉચ્ચ ન્યાયાલયની મંજૂરીને આધીન રહેશે.

સહી/
જસ્ટિસ એસ.ડી. દવે (રિટાયર્ડ)
સભા માટે નિયુક્ત ચૅરમેન

તારીખ: ૧૪ જૂન, ૨૦૦૬

નોંધણીકૃત કાર્યાલય:
૪૦૨/બી, ચોથે માળે, ગુંજન ટાવર,
એલેમ્બિક ગોરવા રોડ, સુભાનપુરા, જિલ્લો વડોદરા ૩૯૦૦૨૩, ગુજરાત

ગુજરાત સમાચાર મંગળવાર, તા. ૨૦ જૂન ૨૦૦૬ (વડોદરા આવૃત્તિ)

ઉચ્ચ ન્યાયાલય ગુજરાતની હુકુમત, અમદાવાદ
તેના મૂળભૂત ન્યાયક્ષેત્રમાં
કંપની અરજી નં. ૨૭૪, ૨૦૦૬

કંપનીઝ એક્ટ, ૧૯૫૬ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૧થી ૩૯૪ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની ઓરિસ્સા પૉલીફાઈબર્સ લિમિટેડ અને એનુ નોંધણીકૃત કાર્યાલય ૪૦૨/બી, ચોથે માળે, ગુંજન ટાવર, એલેમ્બિક ગોરવા રોડ, સુભાનપુરા, જિલ્લો વડોદરા ૩૯૦૦૨૩, ગુજરાત ખાતે છે એની બાબતમાં

-અને-

ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ સાથે એપોલો ફાઈબર્સ લિમિટેડ, સેન્ટ્રલ ઇન્ડિયા પૉલિયસ્ટર્સ લિમિટેડ, ઇન્ડિયા પૉલીફાઈબર્સ લિમિટેડ, ઓરિસ્સા પૉલીફાઈબર્સ લિમિટેડ, રેકોન સિન્થેટિક્સ લિમિટેડ અને સિલવાસા ઇન્ડસ્ટ્રીઝ પ્રાઈવેટ લિમિટેડના એકત્રિકરણની બાબતમાં.

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની ઓરિસ્સા પૉલીફાઈબર્સ લિમિટેડ અને એનુ નોંધણીકૃત કાર્યાલય ૪૦૨/બી, ચોથે માળે, ગુંજન ટાવર, એલેમ્બિક ગોરવા રોડ, સુભાનપુરા, જિલ્લો વડોદરા ૩૯૦૦૨૩, ગુજરાત ખાતે છે } ... અરજકર્તા કંપની.

ઇક્વિટી શેરધારકો, બોન્ડધારકો અને
અનસિક્યોર્ડ ક્રેડિટર્સની જાહેર સભા માટેની સૂચના

આ સાથે સૂચના આપવામાં આવે છે કે અમદાવાદ ખાતે માનનીય ઉચ્ચ ન્યાયાલયના ન્યાયાધીશ મંડળ મંગળવાર, ૧૩ જૂન, ૨૦૦૬ના દિવસે આદેશ દ્વારા નિર્દેશ આપ્યો હતો કે અરજકર્તા કંપની ઓરિસ્સા પૉલીફાઈબર્સ લિમિટેડ ના ઇક્વિટી શેરધારકો, બોન્ડધારકો અને અનસિક્યોર્ડ ક્રેડિટર્સની અલગ સભા રાખવી. એ મુજબ નીચે જણાવેલા સમયે ગુરૂવારે, ૧૩ જુલાઈ, ૨૦૦૬ની રોજ ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડના આર એન્ડ ડી ઑડિટોરિયમ, પી.ઓ. પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાતના ખાતે રાખવામાં આવી છે. જેમાં એપોલો ફાઈબર્સ લિમિટેડ, સેન્ટ્રલ ઇન્ડિયા પૉલિયસ્ટર્સ લિમિટેડ, ઇન્ડિયા પૉલીફાઈબર્સ લિમિટેડ, ઓરિસ્સા પૉલીફાઈબર્સ લિમિટેડ ("અરજકર્તા કંપની"), રેકોન સિન્થેટિક્સ લિમિટેડ, સિલવાસા ઇન્ડસ્ટ્રીઝ પ્રાઈવેટ લિમિટેડ અને ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ ના એકત્રિકરણની બાબત સ્વીકારવાનો અને યોગ્ય લાગે તો સુધારાવધારા(ઓ) સાથે અથવા એ વિના મંજૂર કરવાનો ઉદ્દેશ છે.

	સભા	સમય
૧	ઇક્વિટી શેરધારકો	સવારે ૯.૦૦ વાગ્યે
૨	બોન્ડધારકો	સવારે ૯.૨૦ વાગ્યે અથવા ઇક્વિટી શેરધારકોની સભાના નિષ્કર્ષ પછી તરત જ
૩	અનસિક્યોર્ડ ક્રેડિટર્સ	સવારે ૯.૪૦ વાગ્યે અથવા બોન્ડધારકો ની સભાના નિષ્કર્ષ પછી તરત જ

કથિત આદેશના અનુસરણ અને નિર્દેશ મુજબ ઇક્વિટી શેરધારકો, બોન્ડધારકો અને અનસિક્યોર્ડ ક્રેડિટર્સની સભા ઉપર જણાવેલા સમયે ગુરૂવારે, ૧૩ જુલાઈ, ૨૦૦૬ના રોજ ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડના આર એન્ડ ડી ઑડિટોરિયમ, પી.ઓ. પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાત ખાતે રાખવામાં આવેલ છે અને કથિત સમયે અને સ્થાને અરજકર્તા કંપનીના ઇક્વિટી શેરધારકો, બોન્ડધારકો અને અનસિક્યોર્ડ ક્રેડિટર્સને ઉપસ્થિત રહેવા વિનંતી કરવામાં આવે છે.

કથિત એકત્રિકરણની યોજનાની નકલ, કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૩ હેઠળ નિવેદનની નકલ અને પ્રૉક્સી ફૉર્મની નકલ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય અથવા તેના એડ્વોકેટના કાર્યાલય શ્રી દર્શન એમ. પરીખ, "પરીખ બંગલોઝ", એસ.એલ.યુ. કોલેજની સામે, એલિસબ્રીજ પોસ્ટ ઑફીસની પાસે, અમદાવાદ- ૩૮૦૦૦૬ ખાતેથી શનિવાર સિવાય કામકાજના કોઈપણ દિવસે સવારે ૧૧.૦૦થી બપોરે ૧.૦૦ દરમિયાન નિશુલ્ક મેળવી શકાય છે.

સંબંધિત સભામાં હાજરી આપવા અને મત આપવા હકદાર વ્યક્તિઓ વ્યક્તિગત રીતે અથવા પ્રૉક્સી દ્વારા મત આપી શકશે, પરંતુ લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાળીસ) કલાક પહેલા સંપૂર્ણ હસ્તાક્ષર કરેલી બધી પ્રૉક્સીઓ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે નિર્દિષ્ટ ફૉર્મમાં જમા કરાવવી પડશે.

જે બૉડીઝ કૉર્પોરેટ તેના અધિકૃત પ્રતિનિધિઓને કથિત સભામાં હાજર રાખવા ઇચ્છતા હોય તેમણે સંબંધિત સભામાં તેમના વતી આવી વ્યક્તિને હાજર રહેવા અને મત આપવા માટેની અધિકૃતતા બોર્ડ ઑફ ડિરેક્ટર્સ અથવા બૉડી કૉર્પોરેટની ગવર્નિંગ બૉડી દ્વારા મંજૂર કરેલ ઠરાવની પ્રમાણિત નકલ, લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાળીસ) કલાક પહેલા અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે જમા કરાવવી પડશે.

ન્યાયાલયે શ્રી ઇન્દુભાઈ. એચ. શેઠ ને ચૅરમેન નિયુક્ત કરેલ છે અને એમની અનુપસ્થિતિમાં પ્રત્યેક કથિત સભાઓમાં ચૅરમેન તરીકે શ્રી રામાકૃષ્નન રાજારામ અને એમની અનુપસ્થિતિમાં પ્રત્યેક કથિત સભાઓમાં ચૅરમેન તરીકે શ્રી આર. ડી. ઉદેશીને નિયુક્ત કરેલ છે. જો ઉપર જણાવેલ એકત્રિકરણની યોજના સભા દ્વારા મંજૂર થાય તો ત્યાર પછી અમદાવાદ ખાતે ગુજરાતના માનનીય ઉચ્ચ ન્યાયાલયની મંજૂરીને આધીન રહેશે.

સહી/-
ઇન્દુભાઈ. એચ. શેઠ
સભા માટે નિયુક્ત ચૅરમેન

તારીખ: ૧૪ જૂન, ૨૦૦૬

નોંધણીકૃત કાર્યાલય:
૪૦૨/બી, ચોથે માળે, ગુંજન ટાવર,
એલેમ્બિક ગોરવા રોડ, સુભાનપુરા, જિલ્લો વડોદરા ૩૯૦૦૨૩, ગુજરાત.

ઉચ્ચ ન્યાયાલય ગુજરાતની હુકુમત, અમદાવાદ
તેના મૂળભૂત ન્યાયક્ષેત્રમાં
કંપની અરજી નં. ૨૬૯, ૨૦૦૬

કંપનીઝ એક્ટ, ૧૯૫૬ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૧થી ૩૯૪ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની રેકોન સિન્થેટિક્સ લિમિટેડ અને એનું નોંધણીકૃત કાર્યાલય ૪૦૨/બી, ચોથે માળે, ગુંજન ટાવર, એલેમ્બિક ગોરવા રોડ, સુભાનપુરા, જિલ્લો વડોદરા ૩૯૦૦૨૩, ગુજરાત ખાતે છે એની બાબતમાં

-અને-

ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ સાથે ઍપોલો ફાઇબર્સ લિમિટેડ, સેન્ટ્રલ ઇન્ડિયા પૉલિયસ્ટર્સ લિમિટેડ; ઇન્ડિયા પૉલીફાઇબર્સ લિમિટેડ, ઓરિસ્સા પૉલીફાઇબર્સ લિમિટેડ, રેકોન સિન્થેટિક્સ લિમિટેડ અને સિલવાસા ઇન્ડસ્ટ્રીઝ પ્રાઇવેટ લિમિટેડના એકત્રિકરણની બાબતમાં.

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની રેકોન સિન્થેટિક્સ લિમિટેડ અને એનું નોંધણીકૃત કાર્યાલય ૪૦૨/બી, ચોથે માળે, ગુંજન ટાવર, એલેમ્બિક ગોરવા રોડ, સુભાનપુરા, જિલ્લો વડોદરા ૩૯૦૦૨૩, ગુજરાત ખાતે છે	} અરજકર્તા કંપની

ઇક્વિટી શેરધારકો, વર્ગકીય સિક્યોર્ડ ક્રેડિટર્સ (ડિબેન્ચરધારકો સહિત) અને અનસિક્યોર્ડ ક્રેડિટર્સની જાહેર સભા માટેની સૂચના

આ સાથે સૂચના આપવામાં આવે છે કે અમદાવાદ ખાતે માનનીય ઉચ્ચ ન્યાયાલયના ન્યાયાધીશ મંડળે મંગળવાર, ૧૩ જૂન, ૨૦૦૬ના દિવસે આદેશ દ્વારા નિર્દેશ આપ્યો હતો કે, અરજકર્તા કંપની રેકોન સિન્થેટિક્સ લિમિટેડના ઇક્વિટી શેરધારકો, વર્ગકીય સિક્યોર્ડ ક્રેડિટર્સ (ડિબેન્ચરધારકો સહિત) અને અનસિક્યોર્ડ ક્રેડિટર્સની અલગ સભા રાખવી. એ મુજબ નીચે જણાવેલા સમયે ગુરૂવારે, ૧૩ જુલાઇ, ૨૦૦૬ના રોજ ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડના આર ઍન્ડ ડી ઑડિટોરિયમ, પી.ઓ.પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાતના ખાતે રાખવામાં આવી છે. જેમાં ઍપોલો ફાઇબર્સ લિમિટેડ, સેન્ટ્રલ ઇન્ડિયા પૉલિયસ્ટર્સ લિમિટેડ, ઇન્ડિયા પૉલીફાઇબર્સ લિમિટેડ, ઓરિસ્સા પૉલીફાઇબર્સ લિમિટેડ, રેકોન સિન્થેટિક્સ લિમિટેડ (''અરજકર્તા કંપની''); સિલવાસા ઇન્ડસ્ટ્રીઝ પ્રાઇવેટ લિમિટેડ અને ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ એકત્રિકરણની બાબત સ્વીકારવાનો અને યોગ્ય લાગે તો સુધારાવધારા (ઓ) સાથે અથવા એ વિના મંજૂર કરવાનો ઉદ્દેશ છે.

	સભા	સમય
૧	ઇક્વિટી શેરધારકો	બપોરે ૧૨.૦૦ વાગ્યે
૨	વર્ગકીય સિક્યોર્ડ ક્રેડિટર્સ (ડિબેન્ચરધારકો સહિત)	બપોરે ૧૨.૩૦ વાગ્યે અથવા ઇક્વિટી શેરધારકોની સભાના નિષ્કર્ષ પછી તરત જ
૩	અનસિક્યોર્ડ ક્રેડિટર્સ	બપોરે ૧.૦૦ વાગ્યે અથવા વર્ગકીય સિક્યોર્ડ ક્રેડિટર્સ (ડિબેન્ચરધારકો સહિત) ની સભાના નિષ્કર્ષ પછી તરત જ

કથિત આદેશના અનુસરણ અને નિર્દેશ મુજબ ઇક્વિટી શેરધારકો, સિક્યોર્ડ ક્રેડિટર્સ (ડિબેન્ચરધારકો સહિત) અને અનસિક્યોર્ડ ક્રેડિટર્સની સભા ઉપર જણાવેલા સમયે ગુરૂવારે, ૧૩ જુલાઇ, ૨૦૦૬ના રોજ ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડના આર ઍન્ડ ડી ઑડિટોરિયમ, પી.ઓ.પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાત ખાતે રાખવામાં આવેલ છે અને કથિત સમયે અને સ્થાને અરજકર્તા કંપનીના ઇક્વિટી શેરધારકો, વર્ગકીય સિક્યોર્ડ ક્રેડિટર્સ (ડિબેન્ચરધારકો સહિત) અને અનસિક્યોર્ડ ક્રેડિટર્સને ઉપસ્થિત રહેવા વિનંતી કરવામાં આવે છે.

કથિત એકત્રિકરણની યોજનાની નકલ, કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૩ હેઠળ નિવેદનની નકલ અને પ્રૉક્સી ફોર્મની નકલ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય અથવા તેના એડ્વોકેટના કાર્યાલય મેસર્સ મેકુલ લખારીયા & એસોસિએટ્સ, ''શૈવલ'', ચોથે માળે, રાજનાથ ક્લબની સામે, એસ. જી. હાઇવે, અમદાવાદ-૩૮૦૦૫૪ ખાતેથી શનિવાર સિવાય કામકાજના કોઇપણ દિવસે સવારે ૧૧.૦૦થી બપોરે ૧.૦૦ દરમિયાન નિશુલ્ક મેળવી શકાય છે.

સંબંધિત સભામાં હાજરી આપવા અને મત આપવા હકદાર વ્યક્તિઓ વ્યક્તિગત રીતે અથવા પ્રૉક્સી દ્વારા મત આપી શકશે, પરંતુ લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાળીસ) કલાક પહેલા સંપૂર્ણ હસ્તાક્ષર કરેલી બધી પ્રૉક્સીઓ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે નિર્દિષ્ટ ફોર્મમાં જમા કરાવવી પડશે.

જે બૉડીઝ કૉર્પોરેટ તેના અધિકૃત પ્રતિનિધિઓને કથિત સભામાં હાજર રાખવા ઇચ્છતા હોય તેમણે સંબંધિત સભામાં તેમના વતી આવી વ્યક્તિને હાજર રહેવા અને મત આપવા માટેની અધિકૃતતા બોર્ડ ઑફ ડિરેક્ટર્સ અથવા બૉડી કૉર્પોરેટની ગવર્નિંગ બૉડી દ્વારા મંજૂર કરેલ ઠરાવની પ્રમાણિત નકલ, લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાળીસ) કલાક પહેલા અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે જમા કરાવવી પડશે.

ન્યાયાલયે શ્રી જસ્ટિસ એસ.ડી. દવે (રિટાયર્ડ) ને ચૅરમેન નિયુક્ત કરેલ છે અને એમની અનુપસ્થિતિમાં પ્રત્યેક કથિત સભાઓમાં ચૅરમેન તરીકે શ્રી જસ્ટિસ જે. પી. દેસાઇ (રિટાયર્ડ) ને નિયુક્ત કરેલ છે. જો ઉપર જણાવેલ એકત્રિકરણની યોજના સભા દ્વારા મંજૂર થાય તો ત્યાર પછી અમદાવાદ ખાતે ગુજરાતના માનનીય ઉચ્ચ ન્યાયાલયની મંજૂરીને આધીન રહેશે.

સહી/
જસ્ટિસ એસ.ડી.દવે (રિટાયર્ડ)
સભા માટે નિયુક્ત ચૅરમેન

તારીખ : ૧૪ જૂન, ૨૦૦૬

નોંધણીકૃત કાર્યાલય:
૪૦૨/બી, ચોથે માળે, ગુંજન ટાવર,
એલેમ્બિક ગોરવા રોડ, સુભાનપુરા, જિલ્લો વડોદરા ૩૯૦૦૨૩, ગુજરાત

ગુજરાત સમાચાર (વડોદરા આવૃત્તિ) મંગળવાર, તા. ૨૦ જૂન, ૨૦૦૬

ઉચ્ચ ન્યાયાલય ગુજરાતની હકુમત, અમદાવાદ
તેના મૂળભૂત ન્યાયક્ષેત્રમાં
કંપની અરજી નં. ૨૭૦/૨૦૦૬

કંપનીઝ એક્ટ, ૧૯૫૬ની બાબતમાં,

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૧થી ૩૯૪ની બાબતમાં,

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની સિલવાસા ઇન્ડસ્ટ્રીઝ પ્રાઇવેટ લિમિટેડ અને એનું નોંધણીકૃત કાર્યાલય ૪૦૨/બી, ચોથે માળે, ગુંજન ટાવર, એલેમ્બિક ગોરવા રોડ, સુભાનપુરા, જિલ્લો વડોદરા ૩૯૦૦૨૩, ગુજરાત ખાતે છે એની બાબતમાં

-અને-

ઇન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડ સાથે એપોલો ફાઇબર્સ લિમિટેડ, સેન્ટ્રલ ઇન્ડિયા પોલિયસ્ટર્સ લિમિટેડ, ઇન્ડિયા પોલીફાઇબર્સ લિમિટેડ, ઓરિસ્સા પોલીફાઇબર્સ લિમિટેડ, રેકોન સિન્થેટિક્સ લિમિટેડ અને સિલવાસા ઇન્ડસ્ટ્રીઝ પ્રાઇવેટ લિમિટેડના એકત્રિકરણની બાબતમાં

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ)
કંપની સિલવાસા ઇન્ડસ્ટ્રીઝ પ્રાઇવેટ લિમિટેડ અને)
એનું નોંધણીકૃત કાર્યાલય ૪૦૨/બી, ચોથે માળે,)
ગુંજન ટાવર, એલેમ્બિક ગોરવા રોડ, સુભાનપુરા,) ...અરજકર્તા કંપની
જિલ્લો વડોદરા ૩૯૦૦૨૩, ગુજરાત ખાતે છે

ઇક્વિટી શેરધારકો અને અનસિક્યોર્ડ ક્રેડિટર્સની જાહેર સભા માટેની સૂચના

આ સાથે સૂચના આપવામાં આવે છે કે અમદાવાદ ખાતે માનનીય ઉચ્ચ ન્યાયાલયના ન્યાયાધીશ મંડળે મંગળવાર, ૧૩ જૂન, ૨૦૦૬ના દિવસે આદેશ દ્વારા નિર્દેશ આપ્યો હતો કે અરજકર્તા કંપની સિલવાસા ઇન્ડસ્ટ્રીઝ પ્રાઇવેટ લિમિટેડના ઇક્વિટી શેરધારકો અને અનસિક્યોર્ડ ક્રેડિટર્સની અલગ સભા રાખવી. એ મુજબ નીચે જણાવેલા સમયે ગુરુવારે, ૧૩ જુલાઇ, ૨૦૦૬ના રોજ ઇન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાતના ખાતે રાખવામાં આવી છે. જેમાં એપોલો ફાઇબર્સ લિમિટેડ, સેન્ટ્રલ ઇન્ડિયા પોલિયસ્ટર્સ લિમિટેડ, ઇન્ડિયા પોલીફાઇબર્સ લિમિટેડ, ઓરિસ્સા પોલીફાઇબર્સ લિમિટેડ, રેકોન સિન્થેટિક્સ લિમિટેડ, સિલવાસા ઇન્ડસ્ટ્રીઝ પ્રાઇવેટ લિમિટેડ ("અરજકર્તા કંપની") અને ઇન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડ ના એકત્રિકરણની બાબત સ્વીકારવાનો અને યોગ્ય લાગે તો સુધારાવધારા (ઓ) સાથે અથવા એ વિના મંજૂર કરવાનો ઉદ્દેશ છે.

	સભા	સમય
૧	ઇક્વિટી શેરધારકો	સવારે ૧૦.૦૦ વાગ્યે
૨	અનસિક્યોર્ડ ક્રેડિટર્સ	સવારે ૧૦.૨૦ વાગ્યે અથવા ઇક્વિટી શેરધારકોની સભાના નિષ્કર્ષ પછી તરત જ

કથિત આદેશના અનુસરણ અને નિર્દેશ મુજબ ઇક્વિટી શેરધારકો અને અનસિક્યોર્ડ ક્રેડિટર્સની સભા ઉપર જણાવેલા સમયે ગુરુવારે, ૧૩ જુલાઇ, ૨૦૦૬ના રોજ ઇન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાત ખાતે રાખવામાં આવેલ છે અને કથિત સમયે અને સ્થાને અરજકર્તા કંપનીના ઇક્વિટી શેરધારકો અને અનસિક્યોર્ડ ક્રેડિટર્સને ઉપસ્થિત રહેવા વિનતી કરવામાં આવે છે.

કથિત એકત્રિકરણની યોજનાની નકલ, કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૩ હેઠળ નિવેદનની નકલ અને પ્રોક્સી ફોર્મની નકલ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય અથવા તેના એડવોકેટના કાર્યાલય મેસર્સ મૃદુલ વખારીયા & એસોસિએટ્સ, "ધવલ", ચોથે માળે, રાજપથ ક્લબની સામે, એસ. જી. હાઇવે, અમદાવાદ-૩૮૦૦૫૪ ખાતેથી શનિવાર સિવાય કામકાજના કોઇપણ દિવસે સવારે ૧૧.૦૦થી બપોરે ૧.૦૦ દરમિયાન નિશુલ્ક મેળવી શકાય છે.

સંબંધિત સભામાં હાજરી આપવા અને મત આપવા હકદાર વ્યક્તિઓ વ્યક્તિગત રીતે અથવા પ્રોક્સી દ્વારા મત આપી શકશે, પરંતુ લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાળીસ) કલાક પહેલા સંપૂર્ણ હસ્તાક્ષર કરેલી બધી પ્રોક્સીઓ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે નિર્દિષ્ટ ફોર્મમાં જમા કરાવવી પડશે.

જે બોડીઝ કોર્પોરેટ તેના અધિકૃત પ્રતિનિધિઓને કથિત સભામાં હાજર રાખવા ઇચ્છતા હોય તેમણે સંબંધિત સભામાં તેમના વતી આવી વ્યક્તિને હાજર રહેવા અને મત આપવા માટેની અધિકૃતતા બોર્ડ ઑફ ડિરેક્ટર્સ અથવા બોડી કોર્પોરેટની ગવર્નિંગ બોડી દ્વારા મંજૂર કરેલ ઠરાવની પ્રમાણિત નકલ, લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાળીસ) કલાક પહેલા અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે જમા કરાવવી પડશે.

ન્યાયાલયે શ્રી ઇન્દુભાઇ એચ. શેઠ ને ચૅરમેન નિયુક્ત કરેલ છે અને એમની અનુપસ્થિતિમાં પ્રત્યેક કથિત સભાઓમાં ચૅરમેન તરીકે શ્રી રામકૃષ્ણન રાજારામ અને એમની અનુપસ્થિતિમાં પ્રત્યેક કથિત સભાઓમાં ચૅરમેન તરીકે શ્રી આર. ડી. ઉદેશીને નિયુક્ત કરેલ છે. જો ઉપર જણાવેલ એકત્રિકરણની યોજના સભા દ્વારા મંજૂર થાય તો ત્યાર પછી અમદાવાદ ખાતે ગુજરાતના માનનીય ઉચ્ચ ન્યાયાલયની મંજૂરીને આધીન રહેશે.

સહી/
ઇન્દુભાઇ એચ. શેઠ
સભા માટે નિયુક્ત ચૅરમેન

તારીખ: ૧૪ જૂન, ૨૦૦૬

નોંધણીકૃત કાર્યાલય:
૪૦૨/બી, ચોથે માળે, ગુંજન ટાવર,
એલેમ્બિક ગોરવા રોડ, સુભાનપુરા, જિલ્લો વડોદરા ૩૯૦૦૨૩, ગુજરાત

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

June 22, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax:- 22722037

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
NOT VERIFIED
SIGN.
DATE 23/6/6 10:38

Sir,

Sub:- Scheme of Amalgamation

Further to our letter dated June 20, 2006, on the captioned subject, we are enclosing the following:-

1. Three (3) copies each of the Notices of the six Transferor Companies calling the separate meetings of Equity Shareholders and Creditors as detailed below:

Name of the Company	Type of Court Convened Meetings	Date of the Meeting
Appollo Fibres Limited	(i) Meeting of Equity Shareholders (ii) Meeting of Debentureholders (iii) Meeting of Unsecured Creditors	13.06.06
Central India Polyesters Limited	(i) Meeting of Equity Shareholders (ii) Meeting of Secured Creditors (Including Debentureholders) (iii) Meeting of Unsecured Creditors	13.06.06
India Polyfibres Limited	(i) Meeting of Equity Shareholders (ii) Meeting of Unsecured Creditors	13.06.06
Orissa Polyfibres Limited	(i) Meeting of Equity Shareholders (ii) Meeting of Bondholders (iii) Meeting of Unsecured Creditors	13.06.06
Recron Synthetics Limited	(i) Meeting of Equity Shareholders (ii) Meeting of Class of Secured Creditors (including debentureholders) (iii) Meeting of Unsecured Creditors	13.06.06
Silvassa Industries Private Limited	(i) Meeting of Equity Shareholders (ii) Meeting of Unsecured Creditors	13.06.06

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

2. Three photocopies of the newspaper cuttings of the Notice published in the Times of India, Ahmedabad Edition in English and Gujarat Samachar in Gujarati issued by IPCL and each of the six Transferor Companies.

Request you to please take the above on record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

NSEIL
23 JUN 2006
Contents not Verified

June 22, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai - 400 005
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax:- 22722037

Sir,

Sub:- Scheme of Amalgamation

Further to our letter dated June 20, 2006, on the captioned subject, we are enclosing the following:-

1. Three (3) copies each of the Notices of the six Transferor Companies calling the separate meetings of Equity Shareholders and Creditors as detailed below:

Name of the Company	Type of Court Convened Meetings	Date of the Meeting
Appollo Fibres Limited	(i) Meeting of Equity Shareholders (ii) Meeting of Debentureholders (iii) Meeting of Unsecured Creditors	13.06.06
Central India Polyesters Limited	(i) Meeting of Equity Shareholders (ii) Meeting of Secured Creditors (including Debentureholders) (iii) Meeting of Unsecured Creditors	13.06.06
India Polyfibres Limited	(i) Meeting of Equity Shareholders (ii) Meeting of Unsecured Creditors	13.06.06
Orissa Polyfibres Limited	(i) Meeting of Equity Shareholders (ii) Meeting of Bondholders (iii) Meeting of Unsecured Creditors	13.06.06
Recron Synthetics Limited	(i) Meeting of Equity Shareholders (ii) Meeting of Class of Secured Creditors (including debentureholders) (iii) Meeting of Unsecured Creditors	13.06.06
Silvassa Industries Private Limited	(i) Meeting of Equity Shareholders (ii) Meeting of Unsecured Creditors	13.06.06

Regd. Office : P. O. Petrochemicals - 391 346, Dist. Vadodara, Gujarat, India.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

2. Three photocopies of the newspaper cuttings of the Notice published in the Times of India, Ahmedabad Edition in English and Gujarat Samachar in Gujarati issued by IPCL and each of the six Transferor Companies.

Request you to please take the above on record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

o/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

June 24, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Fax:- 26598237

NSEIL
26 JUN 2006
Contents not Verified

Kind Attention :- Ms. Pramila

Sir,

Sub:- Scheme of Amalgamation

This has reference to the telecon you had on the captioned subject. As requested, we are enclosing a CD containing the soft copies of the Notices sent by IPCL and Transferor Companies to their respective shareholders/creditors.

Yours faithfully,

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl: a/a

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 5, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub : **Postal Ballot Notice for passing of Special Resolution in accordance with the provisions of Sections 17 read with Section 192A of the Companies Act 1956.**

Pursuant to Clause 31(c) of the Listing Agreement, we enclose herewith three copies of Postal Ballot Notice dated July 5, 2006 alongwith Explanatory Statement and Specimen of Postal Ballot Form, sent to the Members of the Company today, i.e. July 5, 2006

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

1. Luxembourg Stock Exchange, Luxembourg

01C

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 5, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra - Kurla Complex
Mumbai - 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub : **Postal Ballot Notice for passing of Special Resolution in accordance with the provisions of Sections 17 read with Section 192A of the Companies Act 1956.**

Pursuant to Clause 31(c) of the Listing Agreement, we enclose herewith three copies of Postal Ballot Notice dated July 5, 2006 alongwith Explanatory Statement and Specimen of Postal Ballot Form, sent to the Members of the Company today, i.e. July 5, 2006

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

1. Luxembourg Stock Exchange, Luxembourg

INDIAN PETROCHEMICALS CORPORATION LIMITED

P.O. Petrochemicals, District Vadodara 391 346, Gujarat, India.

POSTAL BALLOT FORM

1. Name and Registered Address of the sole / first named Member (In BLOCK LETTERS)	
2. Name(s) of the joint Member(s), if any (In BLOCK LETTERS)	SAMPLE
3. Registered Folio No. / DP ID / Client ID * *(Applicable to investors holding shares in dematerialised form)	
4. Number of shares held	

5. I / We hereby exercise my/ our vote in respect of the Special Resolution to be passed through Postal Ballot for the business stated in the Notice of the Company by sending my/ our assent or dissent to the said resolution by placing the tick (✓) mark at the appropriate box below.

Description	No. of Shares		Please tick (✓) in the appropriate box below
Special Resolution pursuant to Section 17 of the Companies Act, 1956, read with Section 192A of the Companies Act, 1956 for altering the Objects Clause of the Memorandum of Association of the Company.		I/We assent to the Resolution	
		I/We dissent to the Resolution	

Place :

Date :

Signature of the Member
(Refer Instruction No. 3 overleaf)

Note : Please read the instructions printed overleaf carefully before exercising your vote.

Orient Press Ltd. 2306 1251

o/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 10, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra - Kurla Complex
Mumbai - 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Kind Attention:- Mr. S Subramanian
DCS-CRD

Sub: Board Meeting for approving the unaudited financial results for the quarter ended June 30, 2006

Sir,

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Tuesday, July 18, 2006, to consider, *inter-alia*, the unaudited financial results of the company for the quarter ended June 30, 2006.

We shall inform you the decision of the Board of Directors after the conclusion of the meeting.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

1. Luxembourg Stock Exchange, Luxembourg

0/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

BOMBAY STOCK EXCHANGE LIMITED INWARD SECTION CONTENTS NOT VERIFIED SIGN. DATE 10/7/06 17:44

July 10, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra - Kurla Complex
Mumbai - 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Kind Attention:- Mr. S Subramanian
DCS-CRD

Sub: Board Meeting for approving the unaudited financial results for the quarter ended June 30, 2006

Sir,

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Tuesday, July 18, 2006, to consider, *inter-alia*, the unaudited financial results of the company for the quarter ended June 30, 2006.

We shall inform you the decision of the Board of Directors after the conclusion of the meeting.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

1. Luxembourg Stock Exchange, Luxembourg

O/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 18, 2006

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph: 26598236
Fax: 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Mr. Chirag Sodawaterwalla DCS-Listing
Ph: 22721234, Fax: 22722037

Sub: Secretarial Audit Report for the quarter ended June 30, 2006

Sir,

We forward herewith the Secretarial Audit Report dated July 7, 2006 from M/s. Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended June 30, 2006 in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was placed before the Board of Directors of the Company at its meeting held on July 18, 2006.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

NSEIL
1 1 JUL 2006
Contents not Verified

O/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 18, 2006

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph: 26598236
Fax: 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Mr. Chirag Sodawaterwalla
DCS-Listing
Ph: 22721234, Fax: 22722037

BOMBAY STOCK EXCHANGE LIMITED
LISTED SECTION
NOT VERIFIED
SIGN.
DATE 18/7/06 12:34

Sub: Secretarial Audit Report for the quarter ended June 30, 2006

Sir,

We forward herewith the Secretarial Audit Report dated July 7, 2006 from M/s. Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended June 30, 2006 in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was placed before the Board of Directors of the Company at its meeting held on July 18, 2006.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

dayal and lohia
chartered accountants

The Board of Directors
Indian Petrochemicals Corporation limited
P.O. Petrochemicals Township
Vadodara - 391345

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Indian Petrochemicals Corporation Ltd** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**June 30, 2006**
2	ISIN	INE006A01019
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Indian Petrochemicals Corporation Limited
5	Registered Office Address	P.O. Petrochemicals, Vadodara - 391346
6	Correspondence Address	P.O. Petrochemicals Township, Vadodara - 391345
7	Telephone & Fax Nos.	Tel No: 0265 - 3067 361, Fax No: 0265 - 3067 362
8	Email address	InvestorRelations.Corpo@ipcl.co.in
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	25 05 33 761	100.000
11	Listed Capital (Exchange - wise) - as per Exchanges listed in '9' above *(as per company records)*	25 02 26 142	99.877
12	Held in dematerialised form in CDSL	73 07 977	02.917
13	Held in dematerialised form in NSDL	23 60 06 856	94.202
14	Physical	49 10 789	01.960
15	Total No. of Shares (12+13+14)	24 82 25 622	

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)6637 2969-70 ▯ fax: 91-22-6637 2949 ▯ e-mail: contact@dayalandlohia.com

DAYAL AND LOHIA ★ MUMBAI ★ CHARTERED ACCOUNTANTS

16 Reasons for difference if any, between:

a) (10&11):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue
b) (10&15):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue (iii) Forfeiture & (iv) Annulment of Forfeited Shares
c) (11&15):	(i) Forfeiture & (ii) Annulment of Forfeited Shares

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	1	100	Delay in receipt of Physical DRF & Share Certificates from DP.
	13	1 282	Processed Under NOL
	6	589	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	20	1 971	
Pending for more than 21 Days	Nil	Nil	NA
Total	0	0	

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Ms. Shashikala Rao Tel (O) : 0265 - 3067 361 Fax (O) : 0265 - 3067 362
		Ms. Shashikala Rao Tel (O) : 022 - 2278 5229 Fax (O) : 022 - 2278 5129
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949 Name&Regn. No. of the Partner : Shri C C Dayal - 10623
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NIL

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

C C DAYAL
PARTNER
M. No.: 10623

Place: Mumbai
Date : 7th July, 2006

O/C

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 18, 2006

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Shri S. Subramanian
DCS-CRD
Ph:- 22721234
Fax:- 22722037

BOMBAY STOCK EXCHANGE LIMITED INWARD SECTION
SIGN...
DATE 18/7/6 17:36

Sub: Unaudited financial results for the quarter ended June 30, 2006

Dear Sir,

In compliance with the Listing Agreement, we are enclosing the unaudited financial results for the quarter ended June 30, 2006 approved by the Board of Directors of Indian Petrochemicals Corporation Limited in its meeting held today. The Media Release issued by the Company is also enclosed.

The unaudited financial results for the quarter ended June 30, 2006 approved by the Board of Directors and the Media Release in this connection will also be available on the Company's web site **www.ipcl.co.in**

The above information may kindly be notified to the members of your Stock Exchange.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

O/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 18, 2006

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Shri S. Subramanian
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sub: Unaudited financial results for the quarter ended June 30, 2006

Dear Sir,

In compliance with the Listing Agreement, we are enclosing the unaudited financial results for the quarter ended June 30, 2006 approved by the Board of Directors of Indian Petrochemicals Corporation Limited in its meeting held today. The Media Release issued by the Company is also enclosed.

The unaudited financial results for the quarter ended June 30, 2006 approved by the Board of Directors and the Media Release in this connection will also be available on the Company's web site **www.ipcl.co.in**

The above information may kindly be notified to the members of your Stock Exchange.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

Meeting of the Board of Directors of the Company held on 18th July, 2006

The Secretary
The Stock Exchange, Mumbai

Name of the Company : Indian Petrochemicals Corporation Limited
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/ YEAR ENDED 30th June 2006

(Rs. Crore, except per share data)

Sr. No.	PARTICULARS	Quarter Ended 30th June		Year Ended 31st March
		2006	2005	2006 (Un Audited)
1	**Turnover**	**2,756**	**2,266**	9,597
	Less: Excise Duty Recovered on Sales	341	283	1,128
2	**Net Turnover**	**2,415**	**1,983**	8,469
3	Other Income	60	40	116
4	Total Expenditure			
	(a) (Increase)/decrease in stock in trade	159	(28)	(241)
	(b) Consumption of raw materials (including traded goods)	1,110	899	[illegible]
	(c) Staff cost	107	91	[illegible]
	(d) Other expenditure	521	599	[illegible]
5	Interest	28	11	[illegible]
6	Finance Charge on leased assets	17	18	70
7	Depreciation	112	116	480
8	Profit before tax and Extra Ordinary items	421	317	1,290
9	Extra ordinary income			120
10	**Profit before tax**	**421**	**317**	1,410
11	Provision for Current Tax	157	122	[illegible]
12	Provision for Deferred Tax- (Asset)/Liability	(27)	(30)	[illegible]
13	**Net Profit**	**291**	**225**	1,005
14	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	249	249	249
15	Reserves excluding revaluation reserves (as per balance sheet)			3,515
16	Earnings per share (of Rs. 10)			
	Basic	11.72	9.07	40.47
	Diluted	11.72	9.07	40.47

1) **Notes:**

1) The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2) Provision for current tax includes provision for Fringe Benefit Tax (FBT) of Rs. 0.90 crore (US$ 0.2 million) for the quarter ended 30th June 2006 (previous year Rs.5 crore).

3) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by AS–17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 30th June 2006 was Rs.6,045 crore (US $ 1,313 million).

4) In accordance with the Accounting Standard 15 (revised 2005) - Employee Benefits issued by the Institute of Chartered Accountants of India effective from 1st April, 2006, the employee benefits mainly on account of leave encashment and gratuity has been accounted by adjusting Rs.34 crore to the opening balance of revenue reserves as on 1st April, 2006 and Rs.4 crore for the quarter as a charge to the profit and loss account.

5) There were no complaints from Investors pending as on 1st April 2006. The number of investor complaints received during the quarter ended June 30, 2006 were 194. All investor complaints were resolved during the quarter. No investor complaint was pending as on June 30, 2006.

6) The Board of Directors of Indian Petrochemicals Corporation Limited (IPCL), at their meeting held on April 25, 2006, had approved the merger of Appollo Fibres Ltd (AFL), Central India Polyesters Ltd (CIPL), India Polyfibres Ltd (IPL), Orissa Polyfibres Ltd (OPL), Recron Synthetics Ltd (RSL), and Silvassa Industries Private Ltd (SIPL) (collectively the 'Transferor Companies') with IPCL with effect from April 1, 2005, subject to necessary approvals.

   As directed by Hon'ble High Court of judicature of Gujarat at Ahmedabad, the meetings of equity share holders, secured and unsecured creditors of the Transferor Companies and the Company were held on July 13, 2006 and July 14, 2006 respectively. Petitions seeking sanction of the Gujarat High Court for the Scheme have been filed by the Company as well as each of the Transferor Companies.

   The accounting effects consequent to the said merger proposal will be given on completion of the required approvals and the court's sanctions.

7) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 18th July 2006 approved the above results and its release.

8) The Statutory Auditors of the Company have carried out a Limited Review of the results for the quarter ended June 30, 2006.

For Indian Petrochemicals Corporation Limited

S K Anand
Whole-time Director
July 18, 2006

Indian Petrochemicals
Corporation Limited

Media Release

NET PROFIT OF RS 291 CRORE, UP 29%

TURNOVER OF RS 2,756 CRORE, UP 22%

EXPORTS OF RS 419 CRORE, UP 15%

PRODUCTION AT 1.32 MILLION TONNES

Mumbai, July 18, 2006 – Indian Petrochemicals Corporation Limited (IPCL) has announced its unaudited results for the quarter ended 30th June 2006.

The performance highlights of IPCL for the quarter ended 30th June 2006 are:

- **Turnover** of Rs. 2,756 crore (US$ 599 million) against Rs. 2,266 crore for the corresponding previous period, an increase of 22%.
- **Operating Profit (PBDIT)** of Rs.578 crore (US$ 126 million) as against Rs. 462 crore for the corresponding previous period, an increase of 25%.
- **Net Profit** of Rs. 291 crore (US$ 63 million) against Rs. 225 crore for the corresponding previous period, an increase of 29%.
- **The total paid up equity share capital** stood at Rs. 249 crore (US$ 54 million).
- **Earnings Per Share (EPS)** for the quarter was Rs. 11.72 (US$ 0.3) and Cash earnings per share (CEPS) for the quarter was Rs 15.15 (US$ 0.3)
- **Contribution to the national exchequer** in the form of various taxes of Rs.625 crore (US$ 136 million) as against Rs. 461 crore for the corresponding previous period.
- **Production** of 1.32 million tonnes against 1.34 million tonnes during corresponding previous period.
- **Exports** of manufactured products were Rs. 419 crore (US$ 91 million) as against Rs. 366 crore for the corresponding previous period, increase of 15%.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Indian Petrochemicals Corporation Limited

Media Release

Management's Discussion & Analysis

Overall summary for the quarter ended 30th June 2006

During the quarter under review, petrochemical prices remained strong, primarily backed by firm crude oil and naphtha prices. Margins for majority of petrochemical products manufactured by IPCL remained stable during the quarter.

The domestic demand for both polymer and fibre intermediates remained robust, with polymer demand registering a growth of 14% and fibre intermediates of 17%, compared to corresponding previous period. Domestic demand for MEG increased by 20% while that of LAB also increased by 13%.

IPCL continued to operate its major plants at full capacity and production volume touched 1.32 million tonnes, Production volumes of polymers (PP, PE and PVC), ethylene and propylene was 2, 73,000, 2, 34,700 and 89,900 tonnes respectively. Production volume of LAB and PBR was 33,650 tonnes.

Comparison of financial results – quarter ended 30th June 2006 Vs quarter ended 30th June 2005

Net Turnover for the quarter increased 22% to Rs. 2,415 crore (US$ 525 million) from Rs. 1,983 crore. The increase of 22% in net turnover is on account of 8% increase in selling prices and 14% on account of sales volume. Increase in sales price was primarily on account of higher price of PE, PP, LAB, ACN, PVC and MEG.

Domestic sale of products manufactured by IPCL increased by 22% to Rs. 1959 crore (US$ 425 million) and accounted for 81% of the net turnover. Exports of manufactured products for the quarter increased by 15% to Rs. 419 crore (US$ 91 million) from Rs. 366 crore.

Consumption of raw materials increased by 23% to Rs. 1,110 crore (US$ 241 million) from Rs. 899 crore primarily on account of higher prices of gas, naphtha, propane, c2-c3 mix. Price of semi rich gas, propane and c2-c3 mix were higher by 98%, 16% and 48% respectively as compared to corresponding previous period.

Employee cost increased by 18% to Rs. 107 crore (US$ 23 million) from Rs. 91 crore primarily on account of performance linked incentive payment to employees.

Other expenditure decreased by 13% to Rs. 521 crore (US$ 113 million) compared to Rs. 599 crore for the corresponding previous period. The reduction is mainly on account of lower provision for excise duty on finished goods due to depletion of stock.

The other expenditure comprises primarily of manufacturing expenses like stores & spares, chemicals, packing material, power & fuel and water; selling expenses, repairs and maintenance, excise duty on stock, lease rent, foreign exchange differences and establishment expenses.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Media Release

Operating profit before other income increased by 23% to Rs. 518 crore (US$ 113 million) from Rs. 422 crore primarily on account of higher sales price and lower other expenditure, partially offset by higher consumption of raw materials.

Other income increased to Rs. 60 crore (US$ 13 million) compared to Rs. 40 crore for the corresponding previous period on account of interest income on surplus funds.

Interest expenditure increased by 55% to Rs. 45 crore (US$ 10 million) due to adverse exchange difference. Outstanding debt as on 30th June 2006 was Rs. 590 crore (US$ 128 million) against Rs. 627 crore on 30th June 2005.

Depreciation for the quarter was Rs. 112 crore (US$ 24 million) compared to Rs. 116 crore in the corresponding previous period.

As a result of the above factors, profit before tax and extraordinary items increased by 33 % to Rs. 421 crore (US$ 91 million) from Rs. 317 crore.

Provision for current tax increased to Rs.157 crore (US$ 34 million) from Rs. 122 crore. Provision for Income Tax for the current year is under normal rates of Income Tax. Deferred tax asset during the period under review was Rs. 27 crore (US$ 6 million) compared to Rs. 30 crore during the corresponding previous period.

As a result of the above factors, net profit after tax increased by 29% to Rs. 291 crore (US$ 63 million) from Rs. 225 crore.

The above unaudited results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 18th July 2006 approved the above results and its release.

For the second quarter ending September 30, 2006 the Company expects to announce its results in the third week of October 2006.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Indian Petrochemicals Corporation Limited

Media Release

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30th JUNE 2006

(Rs. crore, except per share data)

Sr. No.	PARTICULARS	Quarter Ended 30th June		Year Ended 31st March
		2006	2005	2006 (UnAudited)
1	**Turnover**	2,756	2,266	9,597
	Less: Excise Duty Recovered on Sales	341	283	1,128
2	**Net Turnover**	2,415	1,983	8,469
3	Other Income	60	40	136
4	Total Expenditure			
	(a) (Increase)/decrease in stock in trade	159	(28)	(241)
	(b) Consumption of raw materials (including traded goods)	1,110	899	4,230
	(c) Staff cost	107	91	369
	(d) Other expenditure	521	599	2,359
5	Interest	28	11	48
6	Finance Charge on leased assets	17	18	70
7	Depreciation	112	116	480
8	Profit before tax and Extra Ordinary items	421	317	1,290
9	Extra ordinary income			120
10	**Profit before tax**	421	317	1410
11	Provision for Current Tax	157	122	532
12	Provision for Deferred Tax- (Asset)/Liability	(27)	(30)	(127)
13	**Net Profit**	291	225	1005
14	Paid up Equity Share Capital, Equity Shares of Rs 10/- each	249	249	249
15	Reserves excluding revaluation reserves (as per balance sheet)			3,515
16	Earnings per share (of Rs. 10)			
	Basic	11.72	9.07	40.47
	Diluted	11.72	9.07	40.47

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Indian Petrochemicals Corporation Limited

Media Release

Notes:

1) The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2) Provision for current tax includes provision for Fringe Benefit Tax (FBT) of Rs. 0.90 crore (US$ 0.2 million) for the quarter ended 30th June 2006 (previous year Rs.5 crore).

3) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by AS–17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 30th June 2006 was Rs.6,045 crore (US $ 1,313 million).

4) In accordance with the Accounting Standard 15 (revised 2005) - Employee Benefits issued by the Institute of Chartered Accountants of India effective from 1st April, 2006, the employee benefits mainly on account of leave encashment and gratuity has been accounted by adjusting Rs.34 crore to the opening balance of revenue reserves as on 1st April, 2006 and Rs.4 crore for the quarter as a charge to the profit and loss account.

5) There were no complaints from Investors pending as on 1st April 2006. The number of investor complaints received during the quarter ended June 30, 2006 were 194. All investor complaints were resolved during the quarter. No investor complaint was pending as on June 30, 2006.

6) The Board of Directors of Indian Petrochemicals Corporation Limited (IPCL), at their meeting held on April 25, 2006, had approved the merger of Appollo Fibres Ltd (AFL), Central India Polyesters Ltd (CIPL), India Polyfibres Ltd (IPL), Orissa Polyfibres Ltd (OPL), Recron Synthetics Ltd (RSL), and Silvassa Industries Private Ltd (SIPL) (collectively the 'Transferor Companies') with IPCL with effect from April 1, 2005, subject to necessary approvals.

   As directed by Hon'ble High Court of judicature of Gujarat at Ahmedabad, the meetings of equity share holders, secured and unsecured creditors of the Transferor Companies and the Company were held on July 13, 2006 and July 14, 2006 respectively. Petitions seeking sanction of the Gujarat High Court for the Scheme have been filed by the Company as well as each of the Transferor Companies.

   The accounting effects consequent to the said merger proposal will be given on completion of the required approvals and the court's sanctions.

7) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 18th July 2006 approved the above results and its release.

8) The Statutory Auditors of the Company have carried out a Limited Review of the results for the quarter ended June 30, 2006.

o/c.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 19, 2006

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Sir,

Sub: Shareholding Pattern Summary for Free Float Indices

We send herewith the Shareholding Pattern Summary for Free-Float Indices in the prescribed form for the quarter ended June 30, 2006.

Thanking You,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE 20/7/06

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : INDIAN PETROCHEMICALS CORPORATION LIMITED			
	Scrip Code	500105 Quarter Ended	June 30, 2006
Category Code	Category	No.of Shares Held	% of Shareholding
I	**CONTROLLING/STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives	0	0.00
2	Indian Corporate Bodies/ Trusts/ Partnerships	11 41 80 887	46.00
3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**11 41 80 887**	**46.00**
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	**GDRs/ADRs/ ADSs**	0	0.00
	Sub Total C	**0**	**0.00**
D	**OTHERS (Please specify here________)**	0	0.00
	Sub Total D	**0**	**0.00**
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**11 41 80 887**	**46.00**

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	4 74 95 203	19.13
2	Indian Corporate Bodies/Trusts/Partnerships	1 29 90 456	5.23
3	Independent Directors & Relatives	0	0.00
4	Present Employees	0	0.00
5	Banks/Financial Institutions	8 10 154	0.33
6	Central/State Govt.	10 40 604	0.42
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	2 81 48 831	11.34
9	Mutual Funds	92 73 123	3.74
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	9 97 58 371	40.19
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	4 170	0.00
15	Foreign Institutional Investors (SEBI-registered)	3 26 66 999	13.16
16	Non Resident Indians (Individuals)	13 08 081	0.53
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	3 39 79 250	13.69
C	GDRs/ADRs/ADSs	3 07 114	0.12
	Sub Total C	3 07 114	0.12
D	OTHERS (Shares in Transit)	0	0.00
	Sub Total D	0	0.00
	Sub Total II	13 40 44 735	54.00
	Grand Total	24 82 25 622	100.00

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	11 41 80 887	46.00
Total Free-float	13 40 44 735	54.00
Grand Total	24 82 25 622	100.00

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	21 39 39 258	86.19
Total Foreign Holding	3 42 86 364	13.81
Grand Total	24 82 25 622	100.00

NOTE :

In future:

* In order to enable us to track the free-float of your company on a regular basis, you are requested to file these forms with us for each quarter of the year within 15 days of each quarter ending.

* In addition, the Shareholding Pattern needs to be filed by you with us within 2 days of change of 1% or more in the shareholding of any entity in the "Controlling/Strategic Holdings" group.

Click here for Shareholding of 1% and above

Indian Petrochemicals Corporation Limited

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : INDIAN PETROCHEMICALS CORPORATION LIMITED

Scrip Code: 500105 | Quarter Ended: June 30, 2006

Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Reliance Petroinvestments Limited	11 41 80 887	46.00	I - A - 2
	Total	11 41 80 887	46.00	

Click here for Free-float Holders details

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : INDIAN PETROCHEMICALS CORPORATION LIMITED					
	Scrip Code	500105		Quarter Ended	June 30, 2006
Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	20809020	8.38	II - A - 8	NIL
2	Reliance Capital Trustee Co. Ltd A/c Reliance Equity Fund	4998000	2.01	II - A - 9	NIL
3	HSBC Global Investment Funds A/c HSBC Global Investment Funds Mauritius Limited	8040000	3.24	II - B - 15	NIL
4	Citigroup Global Markets Mauritius Private Limited	3510835	1.41	II - B - 15	NIL

BACK

O/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 26, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub:- Scheme of Amalgamation

Pursuant to Clause 31(e) of the Listing Agreement, we are enclosing three photocopies of the newspaper cuttings of the Notice of hearing of the petition published in the Times of India, Ahmedabad Edition in English and Gujarat Samachar in Gujarati issued by the Advocates of IPCL and each of the six Transferor Companies.

Request you to please take the above on record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE 26/7/06

O/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

July 26, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub:- Scheme of Amalgamation

Pursuant to Clause 31(e) of the Listing Agreement, we are enclosing three photocopies of the newspaper cuttings of the Notice of hearing of the petition published in the 'Times of India' Ahmedabad Edition in English and 'Gujarat Samachar' in Gujarati issued by the Advocates of IPCL and each of the six Transferor Companies.

Request you to please take the above on record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

NSEIL
27 JUL 2006
Contents not Verified

01C

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

August 9, 2006

The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Department
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
Attn. Shri S. Subramanian, DCS-CRD
(Fax No. 2272 3121 / 2272 2037)

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/ 1, G-Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Attn. Shri Hari
(Fax No. 2659 8237 / 2659 8238)

Dear Sir,

Sub: Temporary shutdown of some plants at Baroda Complex

We wish to inform you that in view of the heavy rains and prevailing flood situation at Surat and the consequent shutdown of Hazira ONGC Terminal Gas Facility, the supply to our Baroda Complex has been affected. Hence, the Company has safely shut down some plants at Baroda Complex till such time normalcy in supply is restored.

We request you to take the same on record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

012

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

August 9, 2006

The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Department
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
Attn. Shri S. Subramanian, DCS-CRD
(Fax No. 2272 3121 / 2272 2037)

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/ 1, G-Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Attn. Shri Hari
(Fax No. 2659 8237 / 2659 8238)

Dear Sir,

Sub: Temporary shutdown of some plants at Baroda Complex

We wish to inform you that in view of the heavy rains and prevailing flood situation at Surat and the consequent shutdown of Hazira ONGC Terminal Gas Facility, the supply to our Baroda Complex has been affected. Hence, the Company has safely shut down some plants at Baroda Complex till such time normalcy in supply is restored.

We request you to take the same on record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

SE File - Harish Sir

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township.
Dist. Vadodara - 391 345. Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION.
CONTENTS NOT VERIFIED
SIGN........
DATE 27/9/06

September 27, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub:- Amalgamation of Six Polyester Companies with IPCL and intimation of 'Record Date'

We wish to inform you that Hon'ble High Court of Gujarat at Ahmedabad has approved the Scheme of Amalgamation of the six Polyester Companies viz Appollo Fibres Limited (AFL), Central India Polyesters Limited (CIPL), India Polyfibres Limited (IPL), Orissa Polyfibres Limited (OPL), Recron Synthetics Limited (RSL) and Silvassa Industries Private Limited (SIPL) (collectively the "Transferor Companies")with the Company (IPCL) vide its Order dated August 18, 2006, which was received by the Company on September 26, 2006.

The certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has been filed with the Registrar of Companies on September 27, 2006 and hence the Scheme has become effective from this date. We enclose a copy of the High Court Order as also Form 21 filed with the Registrar of Companies.

In accordance with the Scheme of Amalgamation as sanctioned by the Court, IPCL will issue and allot fully paid up Equity Shares of Rs. 10/- each of IPCL to the shareholders of all the six Transferor Companies in the ratio(s) as mentioned in the Scheme.

We wish to further inform you that the Board of Directors of IPCL has fixed October 12, 2006 **as the 'Record Date'** for the purpose of determining the shareholders of all the six Transferor Companies viz AFL, CIPL, IPL, OPL, RSL and SIPL who will be entitled to receive Equity Shares of IPCL in terms of the Scheme.

The equity shares certificate(s) issued by the respective Transferor Companies will not be called back by IPCL for exchange with IPCL shares and the said certificate(s) will not be tradeable or negotiable on and from the Record Date or such other earlier date as may be fixed by the Stock Exchange in this regard.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

Application(s) for transfer of shares of the Transferor Companies will not be accepted on or after October 12, 2006 'the Record Date' fixed as stated above.

The new Equity Shares, proposed to be issued, will be submitted for listing with the Bombay Stock Exchange Limited and The National Stock Exchange of India Limited and they shall rank pari-passu with the existing equity shares of the Company.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Copy to :

Luxembourg Stock Exchange, Luxembourg
Central Depository Services (India) Limited
National Securities Depository Limited
The Calcutta Stock Exchange Association Limited, Kolkata
Madhya Pradesh Stock Exchange, Indore
Delhi Stock Exchange Association Limited, New Delhi

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A04773651 **Service Request Date :** 27-09-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form21	Normal	500.00
Total		500.00

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

FORM 21

Notice of the court or the company law board order

[Pursuant to section 17(1), 17(5), 79, 81(2), 81(4), 94A(2), 102(1), 107(3), 111(5), 141, 155, 167, 186, 391(2), 394(1), 397, 398, 445 and 481 of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre - Fill]

(b) Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.(a) * Name of the court or company law board: HIGH COURT OF JUDICATURE OF GUJARAT

(b) * Location: AHMEDABAD

4. *Date of passing the order: 18/08/2006 (DD/MM/YYYY)

5. *Date of issue of certified copy of order: 26/09/2006 (DD/MM/YYYY)

6.(a) *Section(s) of the Companies Act under which order passed: 391(2)

(b) If others, mention:

Attachments

1.* Copy of court order or company law board order [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments:
Order-IPCL-Part 1.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.

I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or company secretary (in case of an Indian company) or authorised representative (in case of a foreign company)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

" " 26191106

Section Officers
Department
D... /200

U/o. No. 38515/06 (fls.) 1961/-
Comparing & Copies Charges
Total Rs......98=00......

Kalpana's copy.

Copy applied on 21/9/06
Copy ready on 26/9/06.
Copy Delievered on
Sent by
Regd. by Posts
D28/9/06
Dy. S.O.

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD

(ORIGINAL JURISDICTION)

COMPANY PETITION NO. 117 OF 2006

CONNECTED WITH

COMPANY APPLICATION NO. 275 OF 2006

HIGH COURT OF GUJARAT
CERTIFIED COPY

In the matter of the Companies Act, 1956;

And

In the matter of section 391 to 394 of the Companies act, 1956;

And

In the matter of **Indian Petrochemicals Corporation Limited** a company incorporated under the Companies Act, 1956 and having its registered office at P.O. Petrochemicals, Dist. Vadodara 391 346, Gujarat

And

In the matter of Scheme of Amalgamation of Appollo Fibres Limited Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

INDIAN PETROCHEMICALS CORPORATION LIMITED. a company incorporated under the companies act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

.... PETITIONER COMPANY

BEFORE HONOURABLE MR. JUSTICE ANANT S. DAVE

DATE : 18th AUGUST 2006

ORDER ON PETITION

The above Petition coming on for hearing on 18th August 2006, **UPON READING** the said Petition, the Order dated the 13th day of June 2006 in Company Application No. 275 of 2006 filed by the Petitioner Company whereby the Petitioner Company was ordered to convene separate meetings of its Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors for the purpose of considering, and if thought fit, approving, with or without modification, the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central Indian Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited, the Petitioner Company abovenamed **AND UPON READING** the Affidavit verifying the Petition of Shashikala Rao, Deputy Company Secretary of the Petitioner Company, filed on the 17th day of

July 2006 and "The Times of India" (Ahmedabad Edition), an English daily dated the 20th day of June 2006 and "Gujarat Samachar" a Gujarati daily dated the 20th day of June 2006 (both newspapers circulating in Vadodara) each containing the advertisement of the notice convening the said meetings directed to be held by the said Order dated the 13th day of June, 2006, **AND UPON READING** the Affidavit of Shashikala Rao, filed on the 28th day of June 2006 showing the publication and dispatch of the notices convening the said meetings, the Reports of the Chairman of the said meetings all dated the 17th day of July 2006 as to the result of the said meetings and it appearing that the proposed Scheme of Amalgamation has been approved by the requisite majority of the shareholders and creditors of the Petitioner Company **AND UPON READING** the Order dated the 20th day of July 2006 admitting the Petition, the Affidavit dated the 1st day of August 2006 of Shashikala Rao, showing publication of the notice of hearing of this Petition in "The Times of India" (Ahmedabad Edition), an English daily dated the 24th day of July 2006 and "Gujarat Samachar" a Gujarati daily dated the

24th day of July, 2006 (both newspapers circulating in Vadodara) and the Affidavit dated the 2nd day of August 2006 of Pradyuman A. Soni showing service of the notice of the hearing of the Petition on the Regional Director, Western Region, Department of Company Affairs, Central Government **AND UPON READING** the letter dated 17th August 2006 received from the Regional Director stating that it has been decided not to oppose the Petition **AND UPON HEARING** Mr. K.S. Nanavati, Sr. Advocate with Mr Nandish Chudgar for M/s Nanavati Associates, for the Petitioner Company and Mr Purvish J. Malkan, Additional Standing Counsel appearing for the Central Government instructed by the Regional Director and no other person or persons entitled to appear at the hearing of the Petition appearing this day to show cause against the same **THIS COURT DOTH HEREBY SANCTION** the arrangement embodied in the Scheme of Amalgamation as set forth in Exhibit 'O' to the Petition herein and also in the Schedule annexed hereto **AND THIS COURT DOTH DECLARE** the same to be binding on the Transferor Companies, the Transferee Company and all their respective

shareholders and creditors and all concerned persons

AND THIS COURT DOTH FURTHER ORDER that the Petitioner Company shall be at liberty to apply to this Hon'ble Court as and when occasion may arise for any directions that may be necessary.

AND THIS COURT DOTH FURTHER ORDER that the Transferee Company shall file a certified copy of this Order with the Registrar of Companies, Gujarat within 30 (thirty) days from the date of receipt of this Order.

AND **THIS COURT DOTH FURTHER ORDER** payment of Rs.3,500/- in aggregate as the cost of this petition awardable to Shri PJ Malkan, Additional Central Government Standing Counsel.

SCHEDULE

Scheme of Amalgamation as Sanctioned by the Court.

Dated this 18th day of August 2006.

863 to 92
867

IPCL

EXHIBIT 'O'

SCHEME OF AMALGAMATION

under Sections 391 to 394 of the Companies Act, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited

(collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited

(the "Transferee Company")

b. IPCL or the "Transferee Company" means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P.O. Petrochemicals, Dist: Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol ("MEG") used by the polyester industry.

B. **Rationale for the Scheme of Amalgamation:**

a. All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, inter-alia, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realization. The twin advantage of assured feedstock utilization and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

b. Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilization of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilized for higher realisation. The amalgamation would, therefore, enable the Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

c. Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar

PART I

DEFINITIONS AND SHARE CAPITAL

1. **DEFINITIONS**

1.1 "Act" means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2 "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

1.3 "AFL" or "First Transferor Company" means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

1.4 "CIPL" or "Second Transferor Company" means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Towers, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

1.5 "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of "coming into effect of this Scheme" or "effectiveness of this Scheme" or "Scheme taking effect" shall mean the Effective Date;

1.6 "IPCL" or "Transferee Company" means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P.O. Petrochemicals, Dist: Vadodara 391 346, Gujarat;

1.7.1 "IPL" or "Third Transferor Company" means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

1.8 "Governmental authority" means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9 "High Court" shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10 "OPL" or "Fourth Transferor Company" means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

1.18 **"Undertakings"** means collectively all the Undertakings of all the Transferor Companies;

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

TRUE COPY

2.1.3 *IPL*

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rs.	Rs.
Authorised Capital:		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital:		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital:		
7,18,10,816 Equity Shares of Rs.10/- each fully paid up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly paid up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent, to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rs.	Rs.
Authorised Capital:		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital:		
8,18,10,816 Equity Shares of Rs.10/- each fully paid up		81,81,08,160

2.1.4 *OPL*

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rs.	Rs.
Authorised Capital:		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital:		
10,60,02,720 Equity Shares of Rs.10/- each fully paid up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

TRUE COPY

2.1.6 *SIPL*

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rs.	Rs.
Authorised Capital:		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid up Capital:		
1,03,50,000 Equity Shares of Rs.10/- each fully paid up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully paid up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rs.	Rs.
Authorised Capital:		
31,12,50,000 Equity shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid up Capital:		
31,05,00,000 Equity shares of Rs.2/- each fully paid up		62,10,00,000

2.2 *Transferee Company*

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rs.	Rs.
Authorised Capital:		
(i) 40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
(ii) 40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital:		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid up Capital:		
24,82,25,622 Equity shares of Rs.10 each fully paid up	248,22,56,220	
Add: Shares Forfeited (amount originally paid up)	82,72,495	249,05,28,715

TRUE COPY

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 ***Transfer of Liabilities***

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

TRUE COPY

7. CONDUCT OF BUSINESS.

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber

TRUE COPY

any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. SAVING OF CONCLUDED TRANSACTIONS

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. RESTRUCTURING OF LIABILITIES

10.1 *Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies:*

10.1.1 AFL (First Transferor Company):

Debentures maturing on 1st January 2013:

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures (redeemable in one installment on 1st January 2013 (the "AFL ZCDs")) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs and fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in Column C of the Table in Schedule I attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures – Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs and fifty-one thousand only) of the Transferee Company ("ZCDs-Series I") in the proportion of 1 (one) new ZCD – Series I for every 1(one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal

(vi) Upon the allotment of the ZCDs – Series II as aforesaid, the CIPL ZCDs- 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs – Series II.

(b) *Debentures/loans maturing from 31st March 2006 in three annual installments:*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 ("CIPL ZCDs- 31st March 2006") and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs – 31st March 2006 and the secured loans are set out in Column C of Table 2 in Schedule II attached to the Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- to the holders of the CIPL ZCDs – 31st March, 2006, and paid an amount of Rs.3,85,03, 929 /- to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs-31st March 2006 was Rs.1,58,98,651/- and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs.7,70,07,656 /- (Rupees Seven crore seventy lakhs, seven thousand six hundred and fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debenture holders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures – Series III of the face value of Rs.100/- each with a paid up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs, six thousand, three hundred and seven only) of the Transferee Company ("ZCDs- Series III") in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs – 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs – Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs – 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs – Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 <u>RSL (Fifth Transferor Company):</u>

(a) *<u>Debentures/Bonds/loans maturing on 31st December 2012</u>:*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 ("RSL ZCDs/ZCBs-31st December 2012") and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in <u>Column C</u> of <u>Table 1</u> in <u>Schedule IV</u> attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs 14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand and seven hundred only) of the Transferee Company ("ZCDs- Series V") in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in <u>Column D</u> of <u>Table 1</u> in <u>Schedule IV</u> attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in

TRUE COPY

ADVOCATE

10.1.5 <u>SIPL (Sixth Transferor Company):</u>

(a) *10% OFCDs:*

(i) The Sixth Transferor Company has issued 12,50,000 - 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred and twenty-five crores only) ("SIPL 10% OFCDs") The principal terms and conditions of The SIPL 10% OFCDs are set out in <u>Column C</u> of <u>Table 1</u> in <u>Schedule V</u> attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 - 10% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred and twenty-five crores only) of the Transferee Company ("10% New OFCDs") in the proportion of 1 (one) 10% New OFCD for every 1(one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in <u>Column D</u> of <u>Table 1</u> in <u>Schedule V</u> attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs:*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) ("SIPL 9% OFCDs"). The principal terms and conditions of the SIPL 9% OFCDs are set out in <u>Column C</u> of <u>Table 2</u> in <u>Schedule V</u> attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company ("9% New OFCDs") in the proportion of 1 (one) new 9% New OFCD for every 1(one)

TRUE COPY

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the new Debentures:

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in Schedule VI attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in Column C of Table 2 in Schedule VIII shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, or, and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in Column D of Table 2 in Schedule VIII attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 Transfer of other Liabilities:

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

TRUE COPY

It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. ISSUE OF EQUITY SHARES:

11.1 *Issue of new equity shares by Transferee Company*

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 *AFL*:

(a) The Transferee Company shall, without any further application, act, instrument or deed,

issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully paid up of the Transferee Company, in the ratio of 1(one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 *CIPL*:

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company,

TRUE COPY

shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 *SIPL*:

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully paid up of the Transferee Company, in the ratio of 1(one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the "Share Exchange Ratio").

11.2 *Increase in issued, subscribed and paid-up capital of Transferee Company:*

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. GENERAL PROVISIONS APPLICABLE TO ISSUE OF EQUITY SHARES

12.1 Issue of Shares in dematerialized form:

(a) The shares and share certificates, if any, held by members of each of the Transferor Companies as on the respective Record Date, shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from such Record Date of each Transferor Company.

(b) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Board of Directors, to

registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 ***Obtaining of approvals:***

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 ***Cancellation of shares of Transferor Companies :***

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 ***Fractional Entitlement:***

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. **PAYMENT TO PREFERENCE SHAREHOLDERS OF FIRST TRANSFEROR COMPANY**

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/-. On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

TRUE COPY

rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. DISSOLUTION OF TRANSFEROR COMPANIES

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. VALIDITY OF EXISTING RESOLUTIONS, ETC.

Upon the coming into effect of this Scheme :

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. MODIFICATION OF SCHEME

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the

Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. COSTS, CHARGES AND EXPENSES

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

TRUE COPY

905

SCHEDULE II

CIPL- Second Transferor Company

TABLE I

Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs – Series II.

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs – Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans.	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II.
2.	Total Number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/-. (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/-. (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/-. (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-.	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-.
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest. Interest Free Secured Loans do not carry interest.	ZCDs Series – II shall not carry interest.
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date.	In one installment on 30th June, 2013, the maturity date.

TRUE COPY

TABLE 2

Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs – Series III.

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs – Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans.	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III.
2.	Total Number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000 Interest Free Secured Loans aggregating to Rs.11,55,11,788/-. Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs – 31st March, 2006 towards the first installment due on 31st March, 2006. (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006. As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-.	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/-. Note: In case of any further payments by CIPL to the holders of CIPL ZCDs – 31st March 2006 and to the secured lenders, the face value of ZCDs- Series III to be issued by the Transferee Company will be proportionately reduced.

TRUE COPY

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs – Series III
A	B	C	D
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs – 31st March, 2006 and Interest Free Secured Loans.	Asset cover of 1.33 times during the currency of ZCDs Series - III.

TRUE COPY

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs – Series IV
A	B	C	D
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12 admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12 admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds.	Asset cover of 1.33 times during the currency of ZCDs Series-IV.

TRUE COPY

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs – Series V
A	B	C	D
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, P.O: T.S.L., District Allahabad, Uttar Pradesh – 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only.	Asset cover of 1.33 times during the currency of the ZCDs Series -V.

TRUE COPY

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs – Series VI
A	B	C	D
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon. Third Party Corporate Guarantee for due repayment of the outstanding assistance.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the Fifth undertaking of the Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, P.O: T.S.L., District Allahabad, Uttar Pradesh – 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover		Asset cover of 1.33 times during the currency of ZCDs Series-VI.

TRUE COPY

3.	Security	A. For Fund Based limits: Cash Credit Hypothecation: First charge on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future). Bills Purchase / Bills Discounting Nil B. For Non-Fund Based Limits: Letter of Credit First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC. Bank Guarantee First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future. C. For both Fund and Non-Fund Based Limits: Second Charge over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	A. For Fund Based limits: Cash Credit Hypothecation: First charge on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company. Bills Purchase / Bills Discounting Nil B. For Non-Fund Based Limits: Letter of Credit First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC. Bank Guarantee First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company. C. For both Fund and Non-Fund Based Limits: Second Charge over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

-913

TABLE 2

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1000/- each aggregating to Rs.20 crores.

Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures.	9% New Optionally Fully Convertible Secured Debentures.
2.	Total Number of Debentures and Amount	2,00,000 OFCDs of Rs.1000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006.	2,00,000 9% New OFCDs of Rs.1000/- each aggregating to Rs.20,00,00,000/-.
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum.	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier.
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity shares of face value Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity shares of face value Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.

TRUE COPY

ADVOCATE

919

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

True Copy

SCHEDULE – VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme:

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.

2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.

3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.

4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilized.

5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.

6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.

7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.

8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which out ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.

9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in

SCHEDULE VII
RSL- Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India and Punjab National Bank:

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
1.		SBI	PNB	SBI	PNB
	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	-
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary :** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated. **Collateral :** Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Primary :** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company. **Collateral :** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005 the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

TRUE COPY

Table 2

Details of Working Capital Facilities availed by the Sixth Transferor Company from IDBI Bank:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by wey of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

TRUE COPY

WITNESS YAD RAM MEENA Esquire, the **ACTING CHIEF JUSTICE** at Ahmedabad aforesaid this 18th day of August Two Thousand Six.

By the Order of the Court

Sd/-
(G. K. Upadhyay)
Registrar (Judicial)
This _ day of September 2006

Sealer

Sd/-
(D. B. Dholakia)
Deputy Registrar
This _ day of September 2006

HIGH COURT OF GUJARAT * AHMEDABAD *
CERTIFIED COPY

TRUE COPY
Deputy Registrar
High Court of Gujarat
at Sola, Ahmedabad.

Order drawn by:

(Nandish Chudgar)
Advocate
Partner M/s. Nanavati Associates
41, Premier House, Opp. Gurudwara,
Near Thaltej Cross Roads,
Bodakdev P.O. Ahmedabad - 380 054.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township.
Dist. Vadodara - 391 345. Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

September 27, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra - Kurla Complex
Mumbai - 400 005.
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub:- Amalgamation of Six Polyester Companies with IPCL and intimation of 'Record Date'

We wish to inform you that Hon'ble High Court of Gujarat at Ahmedabad has approved the Scheme of Amalgamation of the six Polyester Companies viz Appollo Fibres Limited (AFL), Central India Polyesters Limited (CIPL), India Polyfibres Limited (IPL), Orissa Polyfibres Limited (OPL), Recron Synthetics Limited (RSL) and Silvassa Industries Private Limited (SIPL) (collectively the "Transferor Companies")with the Company (IPCL) vide its Order dated August 18, 2006, which was received by the Company on September 26, 2006.

The certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has been filed with the Registrar of Companies on September 27, 2006 and hence the Scheme has become effective from this date. We enclose a copy of the High Court Order as also Form 21 filed with the Registrar of Companies.

In accordance with the Scheme of Amalgamation as sanctioned by the Court, IPCL will issue and allot fully paid up Equity Shares of Rs. 10/- each of IPCL to the shareholders of all the six Transferor Companies in the ratio(s) as mentioned in the Scheme.

We wish to further inform you that the Board of Directors of IPCL has fixed October 12, 2006 **as the 'Record Date'** for the purpose of determining the shareholders of all the six Transferor Companies viz AFL, CIPL, IPL, OPL, RSL and SIPL who will be entitled to receive Equity Shares of IPCL in terms of the Scheme.

The equity shares certificate(s) issued by the respective Transferor Companies will not be called back by IPCL for exchange with IPCL shares and the said certificate(s) will not be tradeable or negotiable on and from the Record Date or such other earlier date as may be fixed by the Stock Exchange in this regard.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

Application(s) for transfer of shares of the Transferor Companies will not be accepted on or after October 12, 2006 'the Record Date' fixed as stated above.

The new Equity Shares, proposed to be issued, will be submitted for listing with the Bombay Stock Exchange Limited and The National Stock Exchange of India Limited and they shall rank pari-passu with the existing equity shares of the Company.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Copy to :

Luxembourg Stock Exchange, Luxembourg
Central Depository Services (India) Limited
National Securities Depository Limited
The Calcutta Stock Exchange Association Limited, Kolkata
Madhya Pradesh Stock Exchange, Indore
Delhi Stock Exchange Association Limited, New Delhi

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

September 29, 2006

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub:- IPCL - Record Date Advertisement

In continuation to our letter dated September 27, 2006 informing record date i.e. October 12, 2006. We are enclosing copies of newspaper cutting containing the notice of record date published in the newspapers for your perusal and record.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: a/a

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE 3/10/06

O/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

September 29, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

NSEIL
03 OCT 2006
Contents not Verified

Sir,

Sub:- IPCL - Record Date Advertisement

In continuation to our letter dated September 27, 2006 informing record date i.e. October 12, 2006. We are enclosing copies of newspaper cutting containing the notice of record date published in the newspapers for your perusal and record.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

For Shashikala Rao
Deputy Company Secretary

Encl.: a/a

GOVERNMENT OF INDIA

MINISTRY OF COMPANY AFFAIRS

Gujarat, Dadra and Nagar Havelli

RoC Bhavan, Opp Rupal Park Society, Behind Ankur Bus Stop, Naranpura, Ahmedabad - 380013, Gujarat, INDIA

Corporate Identity Number : **L23200GJ1969PLC001569**

Charge Identification number : 10007386

Certificate of Registration of Mortgage, etc. Under Section 132 of the Companies Act, 1956

REF : Mortgage/Charge created on 10/06/2006 made between INDIAN PETROCHEMICALS CORPORATION LIMITED

(OF THE ONE PART)

AND STATE BANK OF INDIA-LEAD CHARGE HOLDER
58 SHRIMALI SOCIETY,
NAVRANGPURA,
AHMEDABAD - 380009,
Gujarat,
INDIA

(OF THE OTHER PART)

Pursuant to the provisions contained in Section 132 of the above named Act, I hereby certify that the above Mortgage/ Charge of Rs. 12,900,000,000 One Thousand Two Hundred Ninety crore only has been registered in this office in accordance with the provisions contained in that behalf in Section 125 to 130 of the said Act.

Given under my hand at Ahmedabad this TWELFTH day of JULY TWO THOUSAND SIX.

(P.L. MALIK)

Asstt **Registrar of Companies**
Gujarat, Dadra and Nagar Havelli

GOVERNMENT OF INDIA
MINISTRY OF COMPANY AFFAIRS

Gujarat, Dadra and Nagar Havelli
RoC Bhavan, Opp Rupal Park Society, Behind Ankur Bus Stop, Naranpura, Ahmedabad - 380013, Gujarat, INDIA

Corporate Identity Number : L23200GJ1969PLC001569

Charge Identification number : 10007386

Certificate of Registration of Mortgage, etc. Under Section 132 of the Companies Act, 1956

REF : Mortgage/Charge created on 10/06/2006 made between INDIAN PETROCHEMICALS CORPORATION LIMITED

(OF THE ONE PART)

AND STATE BANK OF INDIA-LEAD CHARGE HOLDER
58 SHRIMALI SOCIETY,
NAVRANGPURA,
AHMEDABAD - 380009,
Gujarat,
INDIA

(OF THE OTHER PART)

Pursuant to the provisions contained in Section 132 of the above named Act, I hereby certify that the above Mortgage/ Charge of Rs. 12,900,000,000 One Thousand Two Hundred Ninety crore only has been registered in this office in accordance with the provisions contained in that behalf in Section 125 to 130 of the said Act.

Given under my hand at Ahmedabad this TWELFTH day of JULY TWO THOUSAND SIX.

THE REGISTRAR OF COMPANIES ★ GUJARAT

(P L MALIK)
Asstt **Registrar of Companies**
Gujarat, Dadra and Nagar Havelli

MINISTRY OF COMPANY AFFAIRS

CHALLAN

G.A.R.7

Civil

Challan No. : A01771716

Challan Date : 29-06-2006 Expiry Date : 06-07-2006

Challan of money paid into

....(BANK) ....(BRANCH)

By Whom tendered

Name : P A SONI

Address : MEMNAGAR
AHMEDABAD,Gujarat
INDIA - 380052

Name & Address of the entity on whose behalf money is paid

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form8	Normal	500.00
Total		500.00

Head of Account : 1475001050000: Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Five Hundred only

Mode of Payment: Cash___ Cheque/Demand Draft ___

Cheque/Demand Draft details: Instrument No. : ....
Drawn on (Name of the Bank & Branch):........

Date:... Signature of the Remitter:.......................................

(For Bank use only)

Received Payments (in words) Rs :.........................

Date:... Bank Officer:...

(For Office use only)

Received Payments (in words) Rs :.........................

Date:... RoC Cashier:...

6132404
00004

3 JUL 2006

STATE BANK OF INDIA
COMMERICAL BR;(ACCTS)A'BAD.
3 JUL 2006
CLEARING

6664855
00007

MINISTRY OF COMPANY AFFAIRS
CHALLAN
G.A.R.7

Civil

Challan No. : A01771716

Challan Date : 29-06-2006

Expiry Date : 06-07-2006

Challan of money paid into

....(BANK) ....(BRANCH)

By Whom tendered

Name : P A SONI

Address : MEMNAGAR
AHMEDABAD,Gujarat
INDIA - 380052

Name & Address of the entity on whose behalf money is paid

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form8	Normal	500.00
Total		500.00

Head of Account : 1475001050000: Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Five Hundred only

Mode of Payment: Cash__ Cheque/Demand Draft __

Cheque/Demand Draft details: Instrument No. : ....

Drawn on (Name of the Bank & Branch):........

Date:.. Signature of the Remitter:......................................

(For Bank use only)

Received Payments (in words) Rs :........................

Date:.. Bank Officer:...

(For Office use only)

Received Payments (in words) Rs :........................

Date:.. RoC Cashier:...

FORM 8

[Pursuant to sections 125, 127, 130, 132 and 135 and Pursuant to section 600 read with 125, 127, 130, 132 and 135 of the Companies Act, 1956]

Particulars for creation or modification of charges (other than those related to debentures)

Note - All fields marked in* are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the Company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company: --- [Pre-fill]

2(a). Name of the Company: Indian Petrochemicals Corporation Limited

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. : Petrochemicals - 391 346
District : Vadodara
Gujarat

3. *This form is for ✓ Creation of charge ☐ Modification of charge

4(a) Type of charge

☐ Simple mortgage	☐ Mortgage of Conditional Sale
☐ Usufructuary mortgage	☐ English mortgage
☐ Anomalous mortgage	✓ Hypothecation
☐ Equitable mortgage or mortgage of property by depositing the title deeds	
☐ Others	

(b). If others, specify
----

5. *Whether consortium finance is involved ✓ Yes ○ No

6. *Number of charge holder(s): 10

Particulars of the charge holder(s)

CIN	[Pre-fill]
*Name	State Bank of India - Lead Charge Holder
*Address Line I	58, Shrimali Society
Line II	Navrangpura
*City	Ahmedabad
*State	Gujarat
*Country	India
*Pin code	380 009
*e-mail ID	amt1.cagahd@sbi.co.in

INDIAN PETROCHEMICALS CORP. LTD.

CIN			Pre-fill
*Name		Bank of India	
*Address	Line I	Star House, C-5, G-Block,	
	Line II	Bandra-Kurla Complex, Bandra (East)	
*City		Mumbai	
*State		Maharashtra	
*Country		India	
*Pin code		400 051	
*e-mail ID		boi_vdrm@satyam.net.in	

CIN			Pre-fill
*Name		Standard Chartered Bank	
*Address	Line I	90, Mahatma Gandhi Road	
	Line II	Fort	
*City		Mumbai	
*State		Maharashtra	
*Country		India	
*Pin code		400 001	
*e-mail ID		sagatomukherjee@in.standardchartered.com	

CIN			Pre-fill
*Name		Bank of Baroda	
*Address	Line I	Jawaharnagar Branch	
	Line II	P.O. Petrochemicals Township	
*City		Vadodara	
*State		Gujarat	
*Country		India	
*Pin code		391 345	
*e-mail ID		bobipclad1@sancharnet.in	

INDIAN PETROCHEMICALS CORP. LTD.

CIN			Pre-fill
*Name		Citibank NA	
*Address	Line I	Bandra-Kurla Complex	
	Line II	Bandra (East)	
*City		Mumbai	
*State		Maharashtra	
*Country		India	
*Pin code		400051	
*e-mail ID		vikas.r.rajpal@citigroup.com	

CIN			Pre-fill
*Name		HDFC Bank Limited	
*Address	Line I	Senapati Bapat Marg	
	Line II	Lower Parel	
*City		Mumbai	
*State		Maharashtra	
*Country		India	
*Pin code		400 013	
*e-mail ID		nirav.shah@hdfcbank.com	

CIN			Pre-fill
*Name		Bank of America National Trust and Savings Association	
*Address	Line I	Express Tower	
	Line II	Nariman Point	
*City		Mumbai	
*State		Maharashtra	
*Country		India	
*Pin code		400 021	
*e-mail ID		asit.bhatia@bankofamerica.com	

INDIAN PETROCHEMICALS CORP. LTD.

CIN			Pre-fill
*Name		State Bank of Saurashtra	
*Address	Line I	Industrial Finance Branch	
	Line II	Ashram Road	
*City		Ahmedabad	
*State		Gujarat	
*Country		India	
*Pin code		380 006	
*e-mail ID			

CIN			Pre-fill
*Name		ABN Amro Bank	
*Address	Line I	Sakhar Bhavan	
	Line II	Nariman Point	
*City		Mumbai	
*State		Maharashtra	
*Country		India	
*Pin code		400 021	
*e-mail ID		nawal.saini@in.abnamro.com	

CIN			Pre-fill
*Name		ICICI Bank Limited	
*Address	Line I	Land Mark	
	Line II	Race Course Circle	
*City		Vadodara	
*State		Gujarat	
*Country		India	
*Pin code		390 007	
*e-mail ID		pankaj.agrawal@icicibank.com	

7. Nature or description of the instrument creating charge (copy to be attached)

Joint Deed of hypothecation and working capital consortium Agreement both dated June 10, 2006, executed by the Company with the State Bank of India (Lead Bank), Bank of India, Standard Chartered Bank, Bank of Baroda, Citibank NA, HDFC Bank Limited, Bank of America National Trust and Savings Association, State Bank of Saurashtra, ABN Amro Bank and ICICI Bank Limited. Certified copies attached.

INDIAN PETROCHEMICALS CORP. LTD.

8. *Date of the instrument creating charge 10/06/2006 (DD/MM/YYYY)

9. In case of charge created outside India on the property situated outside India, the date of receipt Of the document in India N.A. (DD/MM/YYYY)

10. *Amount secured by the charge
(In case the amount is in foreign currency, rupee equivalent to be stated) (in Rs.) 1290,00,00,000/-

11. *Brief of the principal terms and conditions (example rate of interest, terms of repayment, margin, etc) and extent and operation of the charge

Rate of Interest

I	Cash Credit Limit / WCDL / EPC Interest	As per such rates, as stated in the respective sanction letters, and/or as may be decided by each member Bank, separately and/or at such rates as may be required/prescribed by any law or statute or ordinance or notification of the Reserve Bank of India or any other statutory body
II	Bills Purchased/Discounting Limit Interest	
III	Import/Inland Letter of Credit/Inland Revolving Letter of Credit Limit. Commission.	
IV	Guarantee Limit Commission	
V	Drawing against Uncleared effects Interest	

Terms of Repayment

The Company agrees with each of the consortium Banks that unless otherwise agreed to by the said Banks or any one or more of them, the Company shall repay the Working Capital facilities to each of the said Banks forthwith on demand of all such amounts as may be standing at the foot of the Cash Credit Account(s) or other Accounts (hereafter referred to as the said Account(s)) together with interest, compound interest, additional interest, liquidated damages, costs, charges, expenses and other moneys thereon at the rate or rates as may be applicable thereto as set out in the Second Schedule to the said Consortium Agreement. Failure of the Company to repay shall entail in the Company being treated as a defaulter and the amount due as in default invoking the provisions as to defaults as stated in the joint deed of hypothecation.

Margin

The Company shall maintain such security/margin as may be stipulated by the consortium Banks. The Current Asset cover, unless otherwise agreed to, shall not be less than 1.33 times or at any % prescribed from time to time by the Lead Bank at any point of time. The Company shall at all times maintain a sufficient quantity of the Securities to provide the Asset Cover as may be required by the said Banks at their discretion and in the event of any deficiency in such cover forthwith whenever called upon provide to the said Banks additional securities to restore such Asset cover to the original level or pay to the said Banks the equivalent in cash in the event of additional securities not being available.

In respect of letters of credit opened or guarantees or indemnities issued by the consortium Banks on behalf of the Company, the Company shall deposit sufficient cash or other security as may be acceptable to the said Banks as margin money as may be stipulated by the said Banks. The said Banks shall be entitled to and shall at their discretion, which shall be final and binding on the Company, change the margins as may be necessary or expedient in the circumstances and the Company shall be bound by it notwithstanding that the said Banks agreed to lower margins earlier.

Extent and Operation of the Charge

The Consortium Banks shall be entitled jointly and severally a First charge on the current assets of the Company as specifically described in para 13(a) (c) hereinbelow. The Charge shall operate as long as the Consortium Agreement is current and valid until revoked in writing by the Borrower by one months notice in advance served on the said Banks by the Borrower or until all the monies due hereunder or all moneys due in respect of any Funded or Non Funded Facility availed of by the Borrower from the said Banks or any of them are paid in full to the said Banks whichever is later.

INDIAN PETROCHEMICALS CORP. LTD.

12. In case of acquisition of property, subjected to charge, furnish the details relating to the existing charge on the property so acquired

(a) Date of instrument creating or evidencing the charge | N.A. | (DD/MM/YYYY)

(b) Description of the instrument creating or evidencing the charge

N.A.

(c) Date of acquisition of the property | N.A. | (DD/MM/YYYY)

(d) Amount owing on security of the charge (in Rs.) | N.A. |

(e) Particulars of the property charged

N.A.

13(a). *Description of the property charged indicating whether it is a charge on

- [ ] Immovable properties
- [ ] Plant and Machinery
- [ ] Furniture and fixtures
- [x] Stock in trade
- [x] Book debts
- [ ] Vehicles
- [ ] Shares and debentures
- [ ] Fixed deposits
- [ ] Intangible assets
- [ ] Uncalled share capital
- [ ] Others

(b). If others, specify

(c) *Particulars of the property charged (including location of the property)

First charge on the whole of the Current Assets of the Company namely, Stocks of Raw Materials. Stocks in process, Semi-finished and Finished Goods, Stores and Spares not relating to Plant and machinery (Consumable Stores and Spares), Bills Receivable and Book Debts and all other movables, both present and future whether now lying loose or in cases or which are now lying or stored in or about or shall hereinafter from time to time during the continuance of the security of these presents be brought into or upon or be stored or be in or about of the Company's factories, premises and godowns situated at P.O. Petrochemicals, Dist. Baroda in the state of Gujarat, at Dahej, Taluka Vagra, District Bharuch in the state of Gujarat, at Nagothane, District Raigadh in the state of Maharashtra or wherever else the same may be or be held by any party to the order or disposition of the Company or in the course of transit or on high seas or on order or delivery, howsoever and wheresoever in the possession of the Company and either by way of substitution or addition for working capital consortium limits as under :

Name of the Bank	Fund Based Limit (Rs. / Crores)	L/C Bank Guarantee Limit (Rs. / Crores)	Total Limits (Rs. / Crores)
State Bank of India – Lead Charge Holder	540	234.0	774.0
Bank of India	45	19.5	64.5
Standard Chartered Bank	45	19.5	64.5
Bank of Baroda	45	19.5	64.5
Citibank	45	19.5	64.5
HDFC Bank	45	19.5	64.5
Bank of America	45	19.5	64.5
State Bank of Saurashtra	18	7.8	25.8
ABN Amro Bank	27	11.7	38.7
ICICI Bank	45	19.5	64.5
Total	**900**	**390**	**1290**

INDIAN PETROCHEMICALS CORP. LTD.

14(a) *Whether the property is registered in the name of the Company

✓ Yes ◯ No

(b) If not, in whose name is it registered

N.A.

Note : If consortium of institutions are involved, information like charge creation or modification, asset category, name and address of charge holders, nature of instrument creating charge, date of creation, amount secured to be provided as an attachment.

Certified copies of the Working Capital Consortium Agreement dated June 10, 2006 and Joint Deed of Hypothecation dated June 10, 2006 are attached.

Modification of charges

15. *Charge identification (ID) number of the charge to be modified | N.A. |

16(a). *Brief description of the instrument modifying the charge under section 135

N.A.

(b) *Date of instrument modifying the charge | N.A. | (DD/MM/YYYY)

(c) In case of modification of charges outside India, date of receipt of instrument modifying the charge | N.A. | (DD/MM/YYYY)

17. *Particulars of the present modification

N.A.

Attachments

1.	Instrument of creation of charge	Attach
2.	Optional attachment(s)-if any	Attach

List of attachments

- Certified copies of the Working Capital Consortium Agreement dated June 10, 2006 and Joint Deed of Hypothecation dated June 10, 2006.

Remove attachment

Declaration
To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by
Managing director or director or manager or secretary (in case of an Indian company) or an authorized representative (in case of a foreign company).

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

Declaration
To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete. I am duly authorized to sign this form.

To be digitally signed by
Charge holder (financial institution or bank etc.)

INDIAN PETROCHEMICALS CORP. LTD.

CERTIFICATE

It is hereby certified that I have verified the above particulars from the books of account and records of M/s Indian Petrochemicals Corporation Limited
and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

Modify | Check Form | Prescrutiny | Submit

For office use only :

It is certified that the above document for charge creation (other than those related to debentures) is hereby registered

Digital signature of the authorizing officer | Submit to BO

INDIAN PETROCHEMICALS CORP. LTD.

ICICI BANK
ALKAPURI, VADODARA
For ICICI Bank Ltd.
Authorised Signatory
Purchaser
Address

भारत 88727 SP.Adh गुजरात
146728 MAY 16 2006
17:27
Rs.0301200 PB5309
INDIA STAMP DUTY GUJARAT

FORM CF-2

JOINT DEED OF HYPOTHECATION

THIS DEED is made at Vadodara this 10th day of June.. 2006 BETWEEN Indian Petrochemicals Corporation Limited, a Company registered under the Companies Act,1956 and having its Registered Office at P.O.Petrochemicals, DT. Vadodara in the State of Gujarat (hereinafter called "the Borrower", which expression shall unless repugnant to the context or meaning thereof mean and include its successors and permitted assigns) of the ONE PART in favour of

STATE BANK OF INDIA, a Statutory Corporation constituted under the State Bank of India Act, 1955 and having its Central office at Madame Cama Road, Mumbai 400 021 and its Corporate Accounts Group Branch at 58, Shrimali Society, Navrangupra, Ahmedabad 380009 (hereinafter called 'SBI', which expression shall unless repugnant to the context or meaning thereof mean and include its successors and permitted assigns) of the Second Part.

BANK OF INDIA - a body corporate constituted under the Banking Companies (AcquisitionandTransfer of Undertakings) Act 1970, having its Head Office at Star House, C 5, "G" Block, Bandra Kurla Complex , Bandra East, Mumbai and a Branch Office amongst other places at Racpura Branch,Vadodara. (hereinafter referred to as the "BOI" which expression shall unless repugnant to the context or meaning thereof mean and include its successors and assigns) of the Third part.

STANDARD CHARTERED BANK,a body corporate incorporated by Royal Charter under the laws of the United Kingdom with its principal place of business at 1,Altermanbury Square,London EC2V7SB and its principal office in India at 90 MG Road, Fort ,Mumbai 400 001. (hereinafter referred to as the "SCB" which expression shall unless repugnant to the context or meaning thereof mean and include its successors and assigns) of the Fourth Part.

BANK OF BARODA - a body corporate constituted under the Banking Companies (Acquisition and Transfer of Undertakings) Act 1970, having its Head Office at Mandvi, Baroda and its Branch at Jawaharnagar, Petrochemicals Township,Baroda (hereinafter referred to as the "BOB" which expression shall unless repugnant to the context or meaning thereof mean and include its successors and assigns) of the Fifth Part.

CITIBANK NA (formerly known as First National City Bank) incorporated with limited liability in United States of America, and having a Branch office interalia at Bandra Kurla Complex, Bandra,Mumbai (hereinafter referred to as the "CITI" which expression shall unless repugnant to the context or meaning thereof mean and include its successors and assigns) of the Sixth Part

HDFC BANK LTD a Banking Company incorporated under the Companies Act 1956 having its Registered Office at Senapati Bapat Marg, Lower Parel, Mumbai and its Branch Office at Alkapuri, Baroda (hereinafter referred to as the "HDFCB" which expression shall unless repugnant to the context or meaning thereof mean and include its successors and assigns) of the Seventh Part,

BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION - a Corporation incorporated in the United States Of America and having its Registered Office at San Francisco, California and a Branch Office at Express Tower, Nariman Point, Mumbai - 400 021, (hereinafter referred to as the "BOA" which expression shall unless repugnant to the context or meaning thereof mean and include its successors and assigns) of the Eighth Part,

STATE BANK OF SAURASHTRA – constituted by and under the Saurashtra State Banks (Amalgamation) Ordinance 1950 reconstituted as a subsidiary of State Bank of India under State Bank of India (Subsidiary Bans) Act, 1959 and having its Head Office at Bhavnagar and a Branch interalia at Industrial Finance Branch, Ashram Road, Ahmedabad (hereinafter referred to as the "SBS" which expression shall unless repugnant to the context or meaning thereof mean and include its successors and assigns) of the Ninth Part

ABN AMRO BANK, a body corporate with limited liability duly incorporated andvalidly existing under the laws of Netherlands, duly registered with the Commercial Register of the Chamber of Commerce at Amsterdam, The Netherlands under number 33002587 with its head office at Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands and having a branch in India situated at Sakhar Bhavan, Nariman Point, Mumbai 400 021. (hereinafter referred to as the "ABNB" which expression shall unless repugnant to the context or meaning thereof mean and include its successors and assigns) of the Tenth Part

ICICI BANK LTD a Banking Company incorporated under the Companies Act 1956 having its Registered Office at Landmark,Race Course Circle, Baroda 390 007 and its Branch Office at Race Course Circle , Baroda (hereinafter referred to as the "ICICIB" which expression shall unless repugnant to the context or meaning thereof mean and include its successors and assigns) of the Eleventh Part,

(All of which SBI, BOI, SCB,BOB, CITI, HDFCB,BOA,SBS, ABNB and ICICIB are hereinafter collectively referred to as "the said Banks" or "**SBI Consortium**" which expression shall, unless it be repugnant to the subject or context thereof, include each of them or any one or more of them and their respective successors and assigns);

By consent of all the Parties, State Bank of India is designated and recognised as the Lead Bank of the SBI consortium while Bank of India is designated and recognised as second lead bank of the SBI Consortium.

If the Consortium of Banks is increased or diminished from time to time by adding to or dropping of one or more Banks or is changed by substitution of one Bank by another during the currency of this Agreement, then the Reconstituted Consortium will be governed by the provisions of this Deed as if they have been added or dropped herein as the case may be and the term "the said Banks" shall mean and shall be deemed to include the Reconstituted Consortium as well.

WHEREAS

1. The Borrower has been sanctioned, inter alia, the Working Capital Facilities for an aggregate sum of Rs.900 crs. (Rupees Nine Hundred Crores only) towards fund based facility and Rs 390 crs. (Rupees Three Hundred Ninety Crores only) towards non fund based facility by the SBI Consortium in the proportion as mentioned in the Working Capital Consortium Agreement dated _____ day of ____________ 2006 entered into by the Borrower with the said Banks (hereinafter referred to as the 'Consortium Agreement') for meeting a part of the Working Capital needs of the Borrower in addition to/in replacement of existing facilities and replacement of certain other facilities on the terms and conditions set out therein and such other conditions as may be stipulated by the SBI Consortium from time to time.

   The Working Capital Facilities are therein and hereinafter collectively referred to as 'the said Facilities, which expression shall, unless it be repugnant to the subject or context thereof include each such facility or any one or more of them. The Limits or Sub-Limits as so fixed from time to time during the tenure of the Consortium Agreement shall be deemed to be the Limits or Sub-Limits covered under these Presents.

2. Subject to the provisions therein contained, each of the members of the SBI Consortium agrees to the Borrower availing of all or some or any of the said Facilities at the sole and absolute discretion of the said Banks by way of overdrafts, cash credits, pre-shipment and post-shipment credits, opening of Letters of Credit, issuing of guarantees including deferred payment guarantees and indemnities, negotiation and discounting of demand and/or usance bills and cheques and such other facilities as may be agreed upon from time to time for sums upto the limits or sub-limits as aforesaid and in no circumstance to an amount at any one time exceeding in the aggregate with interest thereon and other costs, if any, such limit or limits as the said Banks may, from time to time, decide in respect of each such facility or in the aggregate, to be made available at any one or more Branches of the said Banks.

3. The Borrower expressly agrees and undertakes that all the said Facilities or any of them shall be utilised exclusively for the purpose set forth in the Borrower's proposals to the Lead Bank and for no other purpose and no change shall be made therein without the written sanction of the said Banks.

4. Interest shall be charged on the outstanding in the said Account(s) at such rate or rates as may be determined by the said Banks from time to time and if such rate or rates is or are linked to the Commercial Banks Advance Rate, then the effective rate of interest on such Account(s) shall correspondingly stand changed on account of any revision therein from the date of any such revision. Where interest is charged by the said Banks at a concessionary rate or rates because of the said Facilities being granted by the said Banks to the Borrower under the Interest Subsidy Scheme or any other Scheme(s) formulated by the Government and/or Reserve Bank of India or any Rehabilitation Scheme, the Borrower hereby agrees, declares, confirms and affirms that in the event of the withdrawal, modification and/or variation of such Schemes(s), the concessionary rate or rates of interest shall stand withdrawn and the usual normal rate or rates of interest of the said Banks as mentioned above applicable at the material time to the said Facilities shall become effective and the said Banks shall become entitled to charge the Borrower such rate or rates of interest and the Borrower shall pay to the said Banks on demand the difference between such concessionary rate or rates and the usual normal rate or rates of interest of the said Banks as mentioned above applicable at the material time to the said Facilities and such difference shall become due and payable by the Borrower to the said Banks from the date the withdrawal, modification and/or variation of any such Scheme(s) becomes effective. Interest shall be calculated respectively on the daily balance of such Account(s) and be debited thereto on the last working day of the month or quarter according to the practice of the said Banks. The said Banks shall also be entitled to charge at their discretion such enhanced rates of interest on Account(s) either on the entire outstandings or on a portion thereof as the said Banks may fix for any irregularity and for such period as the irregularity continues or for such time as the said Banks deem it necessary regard being had to the nature of the irregularity and the charging of such enhanced rate of interest shall be without prejudice to the other rights and remedies of the said Banks.

5. The Borrower agrees with each of the said Banks that unless otherwise agreed to by the said Banks or any one or more of them, the Borrower shall repay the said Facilities to each of the said Banks forthwith on demand of all such amounts as may be standing at the foot of the Cash Credit Account(s) or other Accounts (hereafter referred to as the said Account(s) together with interest, compound interest, additional interest, liquidated damages, costs, charges, expenses and other moneys thereon at the rate or rates as may be applicable thereto as set out in the Second Schedule to the said Consortium Agreement. Failure of the Borrower to repay shall entail in the Borrower being treated as a defaulter and the amount due as in default invoking the provisions as to defaults as hereinafter stated.

6. The Borrower further agrees that in case the said Facilities are eligible for cover under any Guarantee Scheme, the Borrower shall bear the guarantee fee paid/ to be paid in connection with the said Facilities and it is agreed that the said guarantee fee shall be debited to the Borrower's Account and shall be treated as apart of the said Facility and shall carry like interest and be secured in the same manner as the said Facility.

7. One of the conditions of the said Consortium Agreement is that the Borrower shall create, inter alia, in favour of the said Banks a first charge on all the Current Assets of the Borrower, namely, the Borrower's Stocks of Raw Materials, Semi-Finished and Finished Goods, Stores and Spares not relating to Plant and Machinery (Consumable Stores and Spares), Bills Receivable and Book Debts and all other movables (excluding such movables as may be permitted by the SBI Consortium in their discretion from time to time).

8. Pursuant thereto the said Banks have called upon the Borrower to create the aforesaid first charge by executing a Joint Deed of Hypothecation in favour of the said Banks being these presents, which the Borrower has agreed to do in the manner hereinafter appearing:

NOW THIS DEED WITNESSETH AND IT IS HEREBY AGREED AND DECLARED AS FOLLOWS:

1. (A) The Borrower hereby agrees with each of the said Banks that it will abide by the terms and conditions contained in the said Consortium Agreement, as may be modified or amended or varied and in force from time to time during the tenure of this security. These presents shall be read in conjunction with the said Consortium Agreement as aforesaid and shall be construed accordingly. In the event of any inconsistency or repugnancy between the two, the said Consortium Agreement as aforesaid shall prevail to all intents and purposes.

(B) The Borrower agrees to repay to each of the said Banks their respective principal amounts outstanding on demand as mentioned in the said Consortium Agreement.

(C) The Borrower agrees with each of the said Banks that so long as the said Facilities or any portion thereof will remain outstanding or unpaid, the Borrower will pay to each of the said Banks interest and commission at the rates per annum as indicated in the said consortium Agreement.

2. In pursuance of the said Consortium Agreement and in consideration of the said Banks having granted and or agreed to grant to the Borrower all or some or any of the said Facilities for the purposes and subject to the terms and

conditions specified in the said Consortium Agreement, the borrower doth hereby hypothecate by way of first charge to and in favour of the said Banks jointly and to each of them severally All and Singular the Borrower's Stocks of Raw Materials, Semifinished and Finished Goods. Stores and Spares not relating to the Plant and Machinery (Consumable Stores and Spares), Bills Receivable, Book Debts and all other movables of the Borrower (excluding such movables as are permitted by the said Banks from time to time) but including documents of title to goods and other assets, such as outstanding moneys, receivables including receivables by way of cash assistance and/or cash, including under the Cash Incentive Scheme or any other Scheme claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, engagements, securities, investments and rights, both present and future, of the Borrower being and lying in the Borrower's Premises or Godowns of or rented and whether lying loose or in cases or otherwise used in the business of the Borrower at the said site or in transit now belonging to or that may at any time, during the continuance of the said Facilities and this security, belong to the Borrower or that may be held by any party to the order or disposition of the Borrower, (which assets compromised in this security are hereinafter for brevity's sake referred to "as the hypothecated assets") short particulars whereof are given in the Schedule hereto to the end and intent that the charge by way of hypothecation hereby created on thesaid hypothecated assets shall be security by way of first charge in favour of the said Banks jointly and to each of them severally for the due repayment and discharge on demand of the said facilities to the said Banks together with interest thereon at the agreed rates and rests as mentioned in the said Consortium Agreement and all costs, charges, expenses and other moneys payable in respect of the said Facilities and also for the due observance, performance and discharge by the Borrower of all obligations arising out of or in respect of the said Facilities or which may give rise to a pecuniary liability and for all costs (between Attorney and Client) on full indemnity basis, charges, expenses and other moneys whatsoever paid or incurred by the said Banks in connection with the insurance, protection, observance, enforcement or realisation of the Security and for recovery of their respective dues as also as security for the payment and discharge of all indebtedness whatsoever or liability of the Borrower to the said banks in respect of any liability undertaken by the said Banks under any letter of credit opened or guarantee or indemnity issued by the said banks for the Borrower or otherwise in respect of any account at any office of the said Banks (whether in India or elsewhere and whether accrued, accruing or contingent and whether solely or jointly with others) and any bills of exchange promissory notes or instruments at any time drawn made accepted or endorsed by the Borrower solely or jointly with others which the said Banks may discount or become interested in together with all interest, discount, commission, charges, costs (between Attorney and client), and expenses payable to or

incurred by the said Banks in relation thereto so that the security hereby created shall be and shall always be and remain a continuing security for all moneys, indebtedness and liabilities aforesaid notwithstanding the existence of a credit balance on the said Account(s) at any time or any partial payments or fluctuations of accounts and the said security shall be in addition to any othepr security for any such indebtedness or liability now held or hereafter to be held by the said Banks. Provided, however, that where the said Banks have at the specific request of the Borrower and in their sole discretion communicated in writing to the Borrower that in respect of any specific items of goods, book debts, movables and other assets, this charge by way of hypothecation will not operate, such goods, book-debts, movables and other assets shall be deemed as not having been hypothecated to the said Banks and stated hereinbefore.

3. The Borrower hereby declares, covenants, engages and agrees with the said Banks jointly and with each of them severally as follows :

a) All moneys drawn from the said Banks and credited in the said Accounts(s) shall be solely applied for the working capital needs of the Borrower in its usual ordinary course of business and for no other purpose;

b) All advances made by the said Banks under the said Account(s) and the balances due to the said Banks thereunder shall be repayable to the said Banks on demand;

c) Subject to the powers conferred hereunder on the said Banks and each of them, the borrower may in the ordinary course of business sell and dispose of any of the hypothecated assets, but the Borrower shall on any and every such sale or on receipt of documents or sale proceeds thereof deliver the documents or pay the net proceeds of the sale in satisfaction (so far as the same shall extend) of the balances then due and owing on the said Account(s) to the said Banks or any of them as hereinafter provided. Provided further that the Borrower shall not make any sale of any of the hypothecated assets upon being prohibited in writing by any of the said Banks from doing so;

d) The Borrower will regulate its drawings out of and payments in to each of the said Account(s) in such manner that the amount due from time to time on each of the said Account(s) shall be kept as nearly as practicable pro rata to the respective drawals by the Borrower from the other Banks in the SBI Consortium;

e) i) The Borrower shall from time to time on demand by the said Banks furnish to the said Banks a list of all the Book Debts with the particulars of the debts and the debtors and produce to the said Banks its Books of Account and other documents to enable the said Banks to ascertain the Books Debts from time to time and the Borrower shall whenever required produce the evidence in support thereof. The Borrower shall also without such demand furnish to the said Banks on the first day of each calendar month a similar list of all the Book Debts.

ii) The Borrower shall execute on demand by the said Banks such further documents as may be required by the said Banks to vest the said Book Debts or any of them in the said Banks and to render the same readily realisable or transferable by the said Banks at any time.

iii) The Borrower declares that the said Book Debts shall always be the Borrower's absolute property at its sole disposal and free from any prior charge or encumbrance and declares that nothing contained in this Deed shall operate to prejudice the rights and remedies of the said Banks in respect of any present or future security, guarantee, obligation or decree for any indebtedness or liability of the Borrower to the said Banks.

iv) The Borrower agrees that it will not compound or release any of the said Book Debts nor do anything whereby the recovery of the same may be impeded, delayed or prevented without the consent of the said Banks and further agrees to keep proper books of account of its business(es) and will at all times as and when required produce such books of account and all vouchers, papers and documents relating thereto for the inspection of the said Banks and any of its Officers or agents and allow free access to them without any demur.

v) Subject as aforesaid, the borrower shall be at liberty to deal with the said Book Debts and claims in due course of business on the express understanding that the said Book Debts and all proceeds and/or realisations thereof and documents of title relating thereto are always kept distinguishable and held as the exclusive property of the Bank specifically appropriated to this security to be dealt with only under the directions of the Bank and the Borrower shall not create or suffer any mortgage, charge, lien or encumbrance to affect the same or any part thereof nor do or allow anything to be done that may prejudice the security of the said Banks created hereunder.

vi) The Borrower shall furnish and verify all such statements, reports, returns, certificates, vouchers and information as may from time to time be required by the said Banks in regard to the above.

vii) The Borrower shall submit to the said Banks punctually monthly or oftener as and when required by any of the said Banks full particulars of all the assets of the Borrower and of the hypothecated assets and shall allow such Bank or its authorised agent to take inspection of such hypothecated assets and of all records and will produce such evidence as such Bank may require as to the cost and value of any such hypothecated assets and it shall be lawful for any of the said Banks at any time and from time to time during the continuance of this security to appoint and employ at the expense of the Borrower in all respects and either temporarily or for such periods as such Bank shall think fit a person or persons or firm or company to inspect and value on behalf of the said Banks all or any of the hypothecated assets and the Borrower shall pay to the said Banks on demand the fees or other remuneration payable to any such person,firm or company and the costs, charges and expenses of and incidental to such valuation (the Bank's statement therefore being conclusive in that behalf) and in default each Bank shall be at liberty to debit the amount thereof to the respective Account of the Borrower. Any such valuation shall be conclusive against the Borrower.

f) If the Borrower shall fail to repay on demand any moneys which ought to be paid by it under the said Consortium Agreement or hereunder including principal, interest and other moneys or shall commit any breach of any covenant, agreement, undertaking or declaration on its part to be performed as herein contained or it appears to the said Banks that false or misleading information in any material particular was given in the Borrower's proposals made to the Lead Bank and such breach or default is not remedied forthwith and on the failure of the Borrower to remedy the same or if any circumstance shall occur which, in the opinion of the said Banks or any of them, is prejudicial to or imperial or is likely to prejudice or imperil this security or if any distress or execution is levied or enforced against any property or assets whatsoever of the Borrower or if any person, firm or company shall take steps towards applying for or obtaining an order for the appointment of a receiver of any property or assets whatsoever of the Borrower or if such Receiver is appointed or if any person, firm or company shall apply or obtain an order for the winding up of the Borrower or if any such order is made or if any step is taken by any person, firm or company towards passing any resolution to wind up the Borrower or if any such resolution shall be passed or if the Borrower shall suspend or cease to carry on business or to conduct its business to the satisfaction of the said banks or any of them then and in such case the entire sums in respect of the said Facilities due to the said Banks together with interest, costs, charges and other moneys payable

in respect thereof shall forthwith become, at the option of the said Banks, payable at once and further it shall be lawful, for the said Banks or any of them forthwith or any time thereafter and without any notice to enter into or upon any place or premises where or wherein any of the hypothecated assets may be or are situated or kept or stored (and for the purpose of such entry to do all acts, Deeds or things as are deemed necessary by the said Banks or any of them) and to inspect, value, insure and/or to take charge and/or to seize, recover, receive, appoint receivers of and/or take possession of all or any of the hypothecated assets and thereupon either forthwith or at any time and from time to time and without any notice either by public auction or tender or private contract or tender to sell and dispose of all or any part of the hypothecated assets in such manner as the said Banks or any of them shall think fit and to apply the net proceeds of such sale in or towards the payment of all principal and interest then outstanding on all the said Account(s) or any of them in such manner and in such proportions as are hereafter specified and subject thereto in payment of all other moneys due hereunder to any of the said Banks in such manner and in such proportions as the said Banks may agree among themselves and to enforce, realise, settle, compromise and deal with any rights aforesaid without being bound to exercise any of such powers or being liable for any losses in the exercise thereof and without prejudice to the said Banks' rights and remedies of suit or otherwise and notwithstanding there may be any pending suits or other proceedings, the Borrower hereby undertakes to transfer and deliver to the said Banks or any of them all relative contracts, securities, bills, notes, hundies and documents and agrees to accept the said Banks' accounts and sales and realisations and to pay any shortfall or deficiency thereby shown and if the net sum realised by such sale shall be insufficient to pay the amount secured, the said Banks or any of them shall be at liberty to apply any other money or moneys in the hands of the said Banks or any of them standing to the credit of or belonging to the Borrower in or towards the payment of the balance and in the event of there being still a deficiency, the Borrower shall forthwith pay such deficiency, provided that nothing herein contained shall in any manner prejudice or affect the rights or remedies of the said Banks or any of them against the Borrower individually. The said Banks shall not be responsible in any way for the quantity, condition or safety of the said properties of which possession shall be given to or taken or obtained by the said Banks.

g) If there shall be a surplus available in the hands of the said Banks or any of them after payment of all the moneys hereby secured and owing to the said Banks and to each of them, such surplus shall be applied by the said Banks and each of them in or towards the payment

or liquidation of any or all other moneys which shall be or may become due from the Borrower to the said Banks or each of them solely or jointly with any other person or persons or company by way of loans, discounting bills, credit guarantees, charges or by way of any other debts or liability Including bills, notes, credits and other obligations current though not then due or payable legal or any other demand, equitable, which the said Banks or any of them may have against the Borrower or any moneys in respect of any Funded or Non-Funded facilities availed of by the borrower from the said Banks either prior to or during the tenure of the said Consortium Agreement and these Presents or of which the law of set off or mutual credit would in any case admit and where the Borrower is taken into or is in liquidation or otherwise and interest thereon from the date on which any and all advance or advances in respect thereof shall have been made at the rate or respective rates at which the same shall be so advanced and the application of any moneys to be applied under this sub-clause shall be in such manner and proportions as are hereinafter specified.

h) The Borrower shall not be in any way concerned with the proportion in which any moneys applicable under this clause are appropriated and shall not have any claim whatsoever against any of the said Banks in relation to any act or thing done, omitted, permitted or suffered by any of the said Banks in regard to the appropriation among the said Banks of any moneys applicable as aforesaid.

i) The Borrower shall not remove or dismantle any of the hypothecated assets/machinery without the consent in writing of the said Banks except in any case where such removal or dismantling shall in the opinion of the Borrower be rendered necessary by reason of the same being worn out, obsolete, discarded, damaged or broken and in such case will replace those so worn out, obsolete, discarded, injured, damaged or broken by others of a similar nature and of at least equal value and shall also whenever necessary renew or replace all such assets to be used for the purpose of or in connection with the business of the Borrower when and as the same shall be worn out, obsolete, discarded, injured, damaged or broken.

j) The Borrower agrees that pending seizure by the said Banks or any of them of the said hypothecated assets and any documents therefore, any insurance moneys received by the Borrower shall be held by the Borrower as the exclusive property of the said Banks specifically appropriated to the security created hereunder and the Borrower will not without the written consent of the said Banks first had and obtained make or suffer nor attempt to make or suffer any mortgage, charge, lien or encumbrance to affect the same or any part thereof nor

do or allow anything which may prejudice the security hereby created or agreed to be created nor create any security whatsoever save as approved by the said Banks.

k) The Borrower shall if so required by the said Banks or any of them cause, and in default, the said Banks or any of them may themselves or itself cause, a Board or Boards with the name of the said Banks legibly and distinctly printed or written thereon to be placed and at all times maintained in a conspicuous position upon and within all godowns, Jaithas or other places of storage into or upon which any of the hypothecated assets for the time being hypothecated and charged as aforesaid are or shall be brought in during the continuance of this security.

l) The Borrower shall forthwith upon obtaining any lease or tenancy, leave or license to occupy any godown or jaitha or any place containing any of the hypothecated assets which is not its own property if so required by the said Banks or any of them (and subject to the provisions of any law in this behalf) register the same in the names of the said Banks and handover the receipts for any rents or other dues payable in respect thereof to the said Banks or any of them as may be mutually agreed among the said Banks and keep the said Banks indemnified against any and all liability in consequence of such transfer or registration in the said Banks' names and shall pay any sum becoming payable to the said Banks or any of them under the said Account(s) and all such sums shall carry like interest and shall be treated as an advance secured by this security.

m) The Borrower shall pay all rents, rates, taxes, payments and outgoings in respect of any immovable property in or in which the hypothecated assets may for the time being be lying and shall keep such property and hypothecated assets insured against loss or damage by fire and shall also insure the same against such other risks as the lead bank shall require and as provided for in the Consortium Agreement and shall produce the Policies of Insurance to the Lead Bank whenever required by it.

n) The Borrower hereby declares and guarantees that the hypothecated assets now in existence are save as aforesaid, the absolute unencumbered property of the Borrower and that the Borrower has full power of disposition there over and that all hypothecated assets which may belong to the Borrower in future shall likewise be the absolute and unencumbered property of the borrower with full power of disposition there over of the Borrower.

o) The Borrower shall furnish and verify all statements, reports, returns, certificates and information from time to time as required by the Lead Bank or the said Banks or any of them in respect of the hypothecated assets and execute any documents as required by the Lead Bank as in its opinion necessary to give effect to this security and if the Borrower shall fail to do so within 30 days of demand in writing by the Lead Bank, the Lead Bank may execute such documents on behalf of the Borrower for its own benefit and the benefit of the other Banks in the SBI Consortium.

p) This security shall be a continuing security for the balance from time to time due to the said Banks and each of them under the said Account(s) and shall not affect, impair or discharge the liability of the Borrower by winding up (voluntary or otherwise) or by any merger or amalgamation, reconstruction or otherwise of the Borrower with any other Company or take over of the management or nationalisation of the undertaking of the Borrower.

q) Nothing herein contained shall prejudice any other security present or future or any right or remedy of any of the said Banks otherwise than hereunder for the recovery of any moneys due by the Borrower to the said Banks or any of them.

r) If and whenever this security shall be held by the said Banks or any of them for the Borrower's liability to the said Banks or any of them in respect of any third party's obligations to the said Banks or any of them, then the Bank concerned shall be free without reference to the Borrower to deal with and the Borrower hereby consents to such Bank dealing with the principal debtor and with any securities obligations or decrees and generally to act as if the Borrower was primarily liable and to give time or other indulgence or make any variation, without thereby in any manner impairing or prejudicing the rights of the said Banks or any of them against the Borrower who declares that the liability of the Borrower shall be deemed that of a compromiser with such third party.

4. No payments into or drawings out of any of the said Account(s) or any transactions dealings, agreements or arrangements whatsoever in connection with any of the said Account(s) shall affect the state of the other accounts or any transactions, dealing, agreement or arrangement in connection therewith.

5. It is hereby expressly agreed by the Borrower with the said Banks and each of them that it shall be lawful for any of the said Banks to exercise any power or authority hereby expressed to be exercisable by the said Banks or any of the said Banks alone or through the Lead Bank and that the rights and powers

conferred on the said Banks by these Presents shall be joint and several and shall be deemed always to be so and accordingly, it shall be open to all or any of the said Banks to bring or take any suit or other proceedings or take any steps for enforcement of the securities created in their respective favour and/or jointly or otherwise for realisation of their respective dues from the Borrower in their sole name or in the name of the Lead Bank and in the event of institution of any such suit or proceedings by the Lead Bank, it shall join the other of the said Banks as party defendant/respondents in such suits or proceedings if any of such other Bank or Banks is or are not willing to join as party plaintiff but so that the said Banks will inter se always act in mutual consultation and co-operation.

6. Any demand or notice to be made or given to any party hereto may be made or given by leaving the same at or by posting the same by registered post in an envelope addressed in the case of the Borrower at its Registered Office and in the case of any of the said Banks, at the Office where the said Account(s) of the Borrower are maintained by the concerned Bank and every such demand or notice shall be deemed to be received as the case may be at the time at which it is left or at the time at which it would have been delivered in the ordinary course of post at the office in question.

7. The Borrower shall pay on demand to the said Banks and each of them the costs (between Attorney and Client) incurred by them or any of them in connection with the preparation, engrossment and stamping the counterparts in quintuplicate and execution of this Agreement and of any guarantee or other security executed contemporaneously herewith in connection with the said facilities hereby secured and of the registration of this security with the Registrar of Companies and all other costs (between Attorney and Client), incurred or to be incurred by the said Banks or any of them in connection herewith or with the enforcement or attempted enforcement of the security hereby created or the protection or defense or perfection thereof or for the recovery of any moneys hereby secured and of all suits and proceedings of whatsoever nature for the enforcement or realisation of the security hereby created or the recovery of such moneys or otherwise in connection herewith or in which any of the said Banks may be joined as a party or otherwise involved by reason of the existence of the security hereby created.

8. The Borrower hereby appoints the said Banks and each of them as its Attorney and authorises the said Banks and each of them to act or and in the name of the Borrower to do whatever the Borrower may be required to do under these Presents and generally to use the name of the Borrower in the exercise of all or any of the powers by these Presents conferred on the said Banks and the Borrower shall bear the expenses that may be incurred in this regard.

9. It is expressly agreed by and between the Parties hereto that :

i) Nothing herein shall prejudice the rights or remedies of the said Banks in respect of any present or future security, guarantee obligation or decree for any indebtedness or liability of the Borrower to the said Banks or any of them;

ii) The Borrower agrees and declares that the rights and powers conferred on the said Banks by these Presents shall be joint and several and shall be deemed always to be so and they may be exercised by the said Banks accordingly provided however all such action shall, as far as possible, be taken through the Lead Bank;

iii) The Borrower declares, agrees and confirms that the powers and rights conferred under the provisions of this Deed shall to the benefit of the SBI Consortium as presently constituted as also to the Consortium as may be reconstituted during the currency of the said facilities as aforesaid and the Borrower hereby agrees to execute such documents or deeds as may be deemed necessary by the Lead Bank for safe-guarding the interests of the SBI Consortium and the consortium as so reconstituted and to file such particulars in such Form as may be appropriate with the Registrar of Companies and other Authorities as may be expedient or necessary for the aforesaid purpose;

iv). The Borrower agrees and declares that the rights and powers conferred on the said Banks by these Presents may be exercised by the Lead Bank acting on behalf of all or any of the said Banks;

v) The borrower (s) hereby further agree that as precondition of the loan advances given to me/us by the Banks, that in case of default in repayment of the loan /advances or in the repayment of the interest thereon or any of the agreed instalment of the loan on due date/s, the Banks and/or the Reserve Bank of India will have an unqualified right to disclose or publish my/our name or the name of my/our company/firm/unit and its directors/partners proprietors as defaulter in such manner and through such medium as the Banks or Reserve Bank of India in their absolute discretion may think fit.

10. This deed may be read in conjunction with working capital agreement.

IN WITNESS WHEREOF the Borrower has caused these Presents to be executed on the day month and years first hereinabove written.

FORM CF.2

THE SCHEDULE ABOVE REFERRED TO
(Short Particulars of movable properties)

The whole of the Current Assets of the Borrower namely, Stocks of Raw materials. Stocks in Process, Semi-finished and Finished Goods, Stores and Spares not relating to Plant and machinery (Consumable Stores and Spares), Bills Receivable and Book Debts and all other movables, both present and future whether now lying loose or in cases or which are now lying or stored in or about or shall hereinafter from time to time during the continuance of the security of these presents be brought into or upon or be stored or be in or about of the Borrower's factories, premises and godowns situated at P.O.Petrochemicals, Dist. Baroda in the state of Gujarat, at Dahej, Taluka Vagra, District Bharuch in the state of Gujarat, at Nagothane, District Raigadh in the state of Maharashtra or wherever else the same may be or be held by any party to the order or disposition of the Borrower or in the course of transit or on high seas or on order or delivery, howsoever and wheresoever in the possession of the Borrower and either by way of substitution or addition.

IN WITNESS WHEREOF the parties hereinabove set and subscribed their respective hands and seal the day and year first hereinabove written.

16

SIGNED by the ASST. GENERAL MANAGER, CORPORATE ACCOUNTS GROUP BRANCH, STATE BANK OF INDIA, Ahmedabad, as such one of the authorized officers of the said Bank for and on behalf of the Bank

For STATE BANK OF INDIA
A.G.M. & Relationship Manager
Corporate Accounts Group Branch, Ahmedabad

For and on behalf of
BANK OF INDIA
by कृते बैंक ऑफ इंडिया/For BANK OF INDIA its duly constituted attorney
सहायक महा. प्रबंधक/Asst. Gen. Manager

For BANK OF BARODA,
CONSTITUTED ATTORNEY
(T.N. KUMAR)

For and on behalf of
STANDARD CHARTERED BANK
by C.R. Mahale its duly constituted attorney

FOR STANDARD CHARTERED BANK
AHMEDABAD
AUTHORISED SIGNATORY

For and on behalf of
BANK OF BARODA
by its duly constituted attorney

For and on behalf of
CITIBANK NA
by P.N. HEGDE its duly constituted attorney

For CITIBANK, N. A
AUTHORISED SIGNATURE

For, ICICI BANK LTD
Authorised Signatories

For BANK OF BARODA,
CONSTITUTED ATTORNEY
(T.N. KUMAR)

FORM CF.2

For, HDFC Bank Ltd.

Rajul Sarkar
Asst. Vice President

For and on behalf of
HDFC BANK LTD
by its duly constituted attorney

For and on behalf of
BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION
by its duly constituted attorney

FOR BANK OF AMERICA
AUTHORISED SIGNATORY

For STATE BANK OF SAURASHTRA
ASST. GEN. MANAGER
IND. FINANCE BRANCH
AHMEDABAD

For and on behalf of
STATE BANK OF SAURSHTRA
by its duly constituted attorney

ABN AMRO BANK N. V.
BARODA BRANCH
Authorised Signatory

For and on behalf of
ABN AMRO BANK
by its duly constituted attorney

For and on behalf of
ICICI BANK LTD.
by its duly constituted attorney

For, ICICI BANK LTD.
Authorised Signatories

Sandipan Sengupta
Vice President (Finance)
...trochemicals Corpn. Ltd.
... Vadodara-391346

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

भारतीय गैर न्यायिक

भारत

पचास रुपये

FIFTY RUPEES

रु.50 Rs.50

सत्यमेव जयते

INDIA

INDIA NON JUDICIAL

गुजरात GUJARAT

C 473015

રૂ. ૫૦

સ્ટેમ્પ વેન્ડરની સહી
ન્યાયમંદિર કોર્ટ, વડોદરા

WORKING CAPITAL CONSORTIUM AGREEMENT

THIS AGREEMENT is made at Vadodara this the 10th day June of 2006 BETWEEN Indian Petrochemicals Corporation Limited a Company registered under the Companies Act, 1956 and having its Registered Office at P.O.Petrochemicals, Dt. Vadodara in the State of Gujarat (hereinafter called "the Borrower", which expression shall unless it be repugnant to the subject or context thereof, include its successors and assigns) of the **ONE PART** AND

STATE BANK OF INDIA, a Statutory Corporation constituted under the State Bank of India Act, 1955 and having its Central office at Madame Cama Road, Mumbai 400 021 and its Corporate Accounts Group Branch at 58, Shrimali Society, Navrangupra, Ahmedabad 380009 (hereinafter called 'SBI', which expression shall unless it be repugnant to the subject or context thereof , includes its successors and assigns) of the Second Part, and

BANK OF INDIA - a body corporate constituted under the Banking Companies (AcquisitionandTransfer of Undertakings) Act 1970, having its Head Office at Star House, C-5, G Block, Bandra Kurla Complex,Bandra(E), Mumbai and a Branch Office amongst other places at Raopura Branch,Vadodara. (hereinafter referred to as the "BOI" which expression shall unless repugnant to the context or meaning thereof mean and include its successors and assigns) of the Third part,

भारतीय गैर न्यायिक

पचास रुपये

रु.50

भारत

सत्यमेव जयते

INDIA

FIFTY RUPEES

Rs.50

INDIA NON JUDICIAL

गुजरात GUJARAT

C 473016

અનુ. નં. ૧૨૫૬ તા. ૨૫/૫/૨૦૦૬ રૂ. ૫૦

નામ : [illegible]

ઠેકાણું : [illegible]

હસ્તે : [illegible]

લા. નં. ૪/૯૯

(તાઈ અ. જલીલ અ. રહીમ)

ડે.વાડી તાઈવાડા.

[illegible] મઝાર સામે,

વડોદરા.

સ્ટેમ્પ વેન્ડરની સહી

ન્યાયમંદિર કોર્ટ, વડોદરા

STANDARD CHARTERED BANK, a Banking corporation incorporated in England by Royal Charter having its principal office at 1, Aldermanbury Square, London, EC2V75B and Branch in India at 90, Mahatama Gandhi Road, Fort, Mumbai 400 001, hereinafter referred to as "STANDARD CHARTERED BANK" (which expression shall, unless it be repugnant to the context or meaning thereof be deemed to mean and include its successors in title and assigns), of the Fourth Part,

BANK OF BARODA - a body corporate constituted under the Banking Companies (Acquisition and Transfer of Undertakings) Act 1970, having its Head Office at Mandvi, Baroda and its Branch at Jawaharnagar, Petrochemicals Township, Baroda (hereinafter referred to as the "BOB" which expression shall unless repugnant to the context or meaning thereof mean and include its successors and assigns) of the Fifth Part.

CITIBANK NA (formerly known as First National City Bank) incorporated with limited liability in United States of America, and having a Branch office interalia at Bandra Kurla Complex, Bandra, Mumbai (hereinafter referred to as the "CITI" which expression shall unless repugnant to the context or meaning thereof mean and include its successors and assigns) of the Sixth Part

HDFC BANK Ltd a Banking Company incorporated under the Companies Act 1956 having its Registered Office at Senapati Bapat Marg, Lower Parel, Mumbai and its Branch Office at Alkapuri, Baroda (hereinafter referred to as the "HDFCB" which expression shall unless repugnant to the context or meaning thereof mean and include its successors and assigns) of the Seventh Part,

BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION - a Banking Corporation incorporated and registered under the laws of United States Of America and having its Registered Office at Charlotte, North Carolina USA and a Branch Office at Express Tower, Nariman Point, Mumbai - 400 021, (hereinafter referred to as the "BOA" which expression shall unless repugnant to the context or meaning thereof mean and include its successors and assigns) of the Eighth Part,

STATE BANK OF SAURASHTRA – constituted by and under the Saurashtra State Banks (Amalgamation) Ordinance 1950 reconstituted as a subsidiary of State Bank of India under State Bank of India (Subsidiary Bans) Act, 1959 and having its Head Office at Bhavnagar and a Branch interalia at Industrial Finance Branch, Ashram Road, Ahmedabad (hereinafter referred to as the "SBS" which expression shall unless repugnant to the context or meaning thereof mean and include its successors and assigns) of the Ninth Part

ABN AMRO BANK,a body corporate with limited liability duly incorporated andvalidly existing under the laws of Netherlands, duly registered with the Commercial Register of the Chamber of Commerce at Amsterdam, The Netherlands under number 33002587 with its head office at Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands and having a branch in India situated at Sakhar Bhavan, Nariman Point, Mumbai 400 021. (hereinafter referred to as the "ABNB" which expression shall unless repugnant to the context or meaning thereof mean and include its successors and assigns) of the Tenth Part

ICICI BANK Ltd a Banking Company incorporated under the Companies Act 1956 having its Registered Office at Landmark,Race Course Circle, Baroda 390 007 and its Branch Office at Race Course Circle , Baroda (hereinafter referred to as the "ICICIB" which expression shall unless repugnant to the context or meaning thereof mean and include its successors and assigns) of the Eleventh Part,

(All of which SBI, BOI, SCB,BOB, CITI, HDFCB,BOA,SBS, ABNB and ICICIB are hereinafter collectively referred to as "the member Banks" or **"SBI Consortium"** which expression shall, unless it be repugnant to the subject or context thereof, include each of them or any one or more of them and their respective successors and assigns);

By consent of all the Parties, State Bank of India is designated and recognised as the Lead Bank of the SBI Consortium. If the Consortium of Banks is increased or diminished from time to time by adding to or dropping of one or more Banks or is changed by substitution of one Bank by another during the currency of this Agreement, then the Reconstituted Consortium will be governed by the provisions of this Agreement as if they have been added or dropped herein as the case may be and the term 'the said Banks' shall mean and shall be deemed to include the Reconstituted Consortium as well.

ARTICLE I

1. The Borrower's Application dated ------------------ and the subsequent correspondence with the Lead Bank (hereinafter collectively referred to as 'the Borrower's proposals') shall be deemed to constitute the basis of this Agreement and of the credit Facilities as hereinafter stated, and the Borrower hereby warrants the correctness of each and every statement and particulars therein contained and undertakes to carry out the Borrower's proposals therein set forth.

2. The Borrower declares and confirms that the said credit Facilities shall be governed by the terms and conditions as set out in the various Letters of Sanction of the various member Banks of the SBI consortium as also by the terms and conditions herein contained, as well as those embodied in the relative security documents.

3. The Borrower undertakes to notify in writing to the said Bank of any circumstances affecting the correctness of any of the particulars set forth in the Borrower's proposals immediately on the happening or occurrence of any such circumstances.

4. The Borrower has been sanctioned, inter alia, the Working Capital Facilities in the proportion as mentioned in the First Schedule hereunder by the SBI Consortium, for meeting a part of the Working Capital needs of the Borrower on the terms and conditions set out herein and such other conditions as may be stipulated by the SBI Consortium from time to time. The Working Capital Facilities are hereinafter collectively referred to as 'the said Facilities', which expression shall, unless it be repugnant to the subject or context thereof, include each such Facility or any one or more of them. The Limits or Sub-Limits as so fixed from time to time during the tenure of this Agreement shall be deemed to be the Limits or Sub-Limits covered under this Agreement Provided, however that the SBI Consortium shall not be required to make or continue to make advances by way of Working Capital Facilities other wise than at the discretion of the SBI Consortium and in no circumstances of an amount exceeding with interest thereon the aforesaid Limits or Sub-Limits. The rights and obligations of each of the said Banks are several and failure of any one or more of the said Banks to perform its or their obligations in respect of the said Facilities does not relieve or absolve the other Members of the SBI Consortium or the Borrower of their or its respective obligations.

5. The Borrower shall open Cash Credit Account(s) or other Account(s) at such Branch or Branches of the said Banks as may be intimated to it by the Lead Bank for operating the said Facilities and the Borrower shall conform to the requirements of the Lead Bank of the SBI Consortium.

6. Subject to the provisions herein contained, each of the members of the SBI Consortium agrees to the Borrower availing of all or some or any of the said Facilities at the sole and absolute discretion of the said Banks by way of overdrafts, cash credits, pre-shipment and post shipment credits, opening of letters of Credit issuing of guarantees including deferred payment guarantees and indemnities, negotiation and discounting of demand and/or usance bills and cheques and such other Facilities as may be agreed upon from time to time for sums upto the limits or sub-limits as aforesaid and in no circumstance to an amount at any one time exceeding in the aggregate with interest thereon and other costs, if any, such limit or limits as the said Banks may from time to time, decide in respect of each such Facility or in the aggregate, to be made available at any one or more Branches of the said Banks or at any one of more branches or any one or more Associate Banks of the said Banks.

7. The said Banks may at their discretion and at the specific request of the Borrower grant the said Facilities to the Borrower by fixing limits in respect of goods, book-debts, movables and other assets hypothecated or against the security of pledge of goods, movables and other assets for the purpose of either (i) retiring documentary Bills drawn on the Borrower covering purchase of goods required for the Borrower's manufacturing activities consigned from various places, or (ii) making remittances of the cost price of the materials direct to the suppliers by the said Banks subject, of course, to the advance being limited in each case to such per cent of the said Bills/the cost price of the materials respectively as may be decided by the said Banks from time to time and where the said Banks so grant the Facility the Borrower hereby acknowledges in consideration thereof that the said Banks shall have a charge by way of pledge over the documents of title to goods, movables and other assets received with the Bills or otherwise which will be in the custody of the said Banks or which may come into the custody of the said Banks and for this purpose the documents of title to goods, movables and other assets shall be deemed to have been delivered by the Borrower to the said Banks for creating pledge of goods,movables and other assets covered by the documents and in further consideration of the delivery by the said Banks of the said documents of titles of goods, movables and other assets to the Borrower or to the clearing agents of the Borrower under the Borrower's instructions and on behalf of the Borrower while the charge of the said Banks theron and the Borrower's own indebtedness or obligation in respect of the said advances or other valuable consideration are subsisting, the Borrower undertakes to clear and store and hold the goods, movables and other assets received under the said documents for and on behalf of the said Banks as trustees and agents and if so required by the said Banks to

deliver possession of the goods, movables and other assets to the said Banks to be held by the said Banks as pledgee of the said goods, movables and other assets.

8. The said Facilities shall be drawn in phases as may be agreed upon between the parties hereto and the Borrower expressly agrees and undertakes that all the said Facilities or any of them shall be utilised exclusively for the purposes set forth in the Borrower's proposals and for no other purpose and no change shall be made therein without the written sanction of the said Banks.

9. Interest shall be charged on the outstandings in the said account(s) at such rate or rates as may be determined by the said Banks from time to time and if such rate or rates is or are linked to the Commercial Banks Advance Rate, then the effective rate of interest on such Account(s) shall correspondingly stand charged on account of any revision therein from the date of any such revision. Where interest is charged by the said Banks at a concessionary rate or rates because of the said Facilities being granted by the said Banks to the Borrower under the Interest Subsidy Scheme or any other Scheme(s) formulated by the Government and/or Reserve Bank of India or any Rehabilitation Scheme, the Borrower hereby agrees, declares, confirms and affirms that in the event of the withdrawal, modification and/or variation of such Scheme(s), the concessionary rate or rates of interest shall stand withdrawn and the usual normal rate or rates of interest of the said Bank as mentioned above applicable at the material time to the said Facilities shall become effective and the said Banks shall become entitled to charge the Borrower such rate or rates of interest and the Borrower shall also pay to the said Banks the difference between such concessionary rate or rates and the usual normal rate or rates of interest of the said Banks as mentioned above applicable at the material time to the said Facilities and such difference shall also become due and payable by the Borrower to the said Banks from the date the withdrawal, modification and/or variation of any such Scheme(s) become effective. Interest shall be calculated respectively on the daily balance of such Account(s) and be debited thereto on the last working day of the month or quarter according to the practice of the said Banks. The said Banks shall also be entitled to charge at their discretion such enhanced rates of interest on the Account(s) either on the entire outstandings or on a portion thereof as the said Banks may fix for any irregularity and for such period as the irregularity continues or for such time as the said Banks deem it necessary regard being had to the nature of the irregularity and the charging of such enhanced rate of interest shall be without prejudice to the other rights and remedies of the said Banks.

10. The Borrower hereby covenants with each of the said Banks that unless otherwise agreed to by the said Banks or any one or more of them, the Borrower shall repay the said Facilities to each of the said Banks forthwith on demand of all such amounts as may be standing at the foot of the said Account(s) together

with interest, compound interest, additional interest, liquidated damages, costs, charges, expenses and other moneys thereon at the rate or rates as may be applicable thereto as set out in the Second Schedule hereunder written. Failure of the Borrower to repay shall entail in the Borrower being treated as a defaulter and the amount due as in default invoking the provisions as to defaults as hereinafter stated.

11. The Borrower further covenants that in case the said Facilities are eligible for cover under any Guarantee Scheme, the Borrower shall bear the guarantee fee paid/to be paid in connection with the said Facility and it is agreed that the said guarantee fee shall be debited to the Borrower's Account and shall be treated as part of the said Facility and shall carry like interest and be secured in the same manner as the said Facility.

12. The Borrower further covenants that if the said Facilities or any of them are eligible for refinance from the Industrial Development Bank of India in accordance with the norms laid down for the same, then the said Banks shall be entitled to seek the refinance from the Industrial Development Bank of India for the said Facilities and if due to delay in disbursement or availment of the said Facilities on account of the default on the part of the Borrower and consequent delay in availing the refinance from the Industrial Development Bank of India, the said Banks are required to pay commitment charges to the Industrial Development Bank of India, then in such event the Borrower agrees to bear the same and pay the same and pay also such charges to the said Banks as may become payable on account of the aforesaid factor and on the failure of the Borrower to pay the same, the said Banks will be entitled to debit such amount to the said Accounts of the Borrower and it shall be treated as part of the said Facilities and shall carry like interest and be secured in the same manner as the said Facilities.

ARTICLE - II

1. The Borrower agrees that the said Facilities together with interest, compound interest, additional interest, liquidated damages costs, charges, expenses and other moneys payable in respect thereof will be secured in favour of the said Banks by a First Charge by way of hypothecation and/or pledge of the Borrower's Current Assets, namely, Stocks of Raw Materials, Semi Finished and Finished Goods, Stores and Spares not relating to plant and machinery (Consumable Stores and Spares), Bills Receivables and Book Debts including receivables from hire purchase/leasing and all other movables of the Borrower, both present and future excluding such movables as may be permitted by the

said Banks from time to time.

2. The said Banks shall have the absolute right to decide whether or not they will accept as security for the purpose of any/some/all of the said Facilities any goods, book-debts, movable and other assets offered from time to time to the said Banks by the Borrower. The said Banks shall be at liberty at their sole discretion at any time without previous notice and without assigning any reason whatsoever to cease to accept the security from the Borrower and/or to cease making advances there against.

3. The goods, book-debts, movables and other assets hypothecated and/or pledged shall be valued at the proper rates whether fixed by the Lead Bank or not and the Borrower shall not overvalue the same. Indigenous raw materials/packing materials/ consumables stores/spares shall be valued at current market rates or invoice rates or Government controlled rates whichever are the lowest. Imported raw materials shall be valued at landed cost (i.e. invoice value plus customs duty but exclusive of sales tax and demurrage) or market price whichever is lower. Semi finished goods shall be valued at cost plus factory overhead and finished goods shall be valued at cost or market price or Government controlled rates or selling prices whichever are the lowest. The said Banks shall be at liberty to have any goods, book-debts, movables and other assets hypothecated and/or pledged as aforesaid valued by an appraiser appointed by the Lead Bank and the Borrower agrees and confirms to give all the required assistance/co-operation to such appraiser for such valuation and the said valuation shall be binding on the Borrower and the fees and expenses of such appraisal shall be borne by the Borrower and may be debited to the Account(s) of the Borrower with the said Banks. The Borrower declares and assures the said Banks that the Borrower shall maintain regular turnover in the goods, movables and other assets hypothecated and/or pledged to the said Banks and that the goods movables and other assets shall not be allowed to remain in the possession of the said Banks for unduly long periods.

4. In respect of the said Facilities granted to the Borrower against pledge of goods, movables and other assets all such goods, movables and other assets shall be placed in the possession of the said Banks under their control and in such manner that such possession and control may be apparent and indisputable. In pursuance thereof, inter alia the godowns factories and other places approved by the said Banks in this respect where the goods, movables and other assets that are pledged have been stored shall bear the name boards of the said Banks indicating that the goods, movables and other assets lying therein are pledged to the said Banks. Where the goods movables or other assets which are pledged with the said Banks are released to the Borrower on trust under a factory, mundy type pledge, or other basis for the limited purpose of facilitating the Borrower carrying on the manufacturing or other activity the Borrower

undertakes that the padlocks of the said Banks will be used on the godowns, factories or other places where they are stored and such godowns factories or other place will be locked by the Borrower when not in use and the keys thereof shall be returned to the said Banks on demand and that the name boards of the said Banks shall be displayed on such factory, mundy or other places where such manufacturing or other activity is carried on indicating that the goods movables and other assets are pledged to the said Banks. The Borrower further agrees that all sea, rail and other transport freights, demurrages, customs duties, terminal taxes, cartage, godown rents and all other charges and expenses paid or incurred by the said Banks in obtaining actual physical possession of and in clearing, storing and forwarding the said goods, movables and other assets shall be debitable to the Account(s) of the Borrower and form a part of the aggregate amount secured.

5. In respect of goods, movables and other assets stored and held in godown owned or hired by or let to the Borrower, the Borrower shall provide the said Banks and their respective agents and nominees with an unimpaired access to the godowns at all times and where the godowns are hired by or let to the Borrower, the Borrower shall furnish to the said Bank a letter from the landlords/owners consent to continue such unimpaired access to the godowns to the said Banks and their respective agents and nominees and also declaring that notwithstanding any claim for any unpaid rent the landlords/owners acknowledge the prior claim of the said Banks on all the goods movables and other assets stored and held therein and hypothecated, pledged or otherwise charged to the said Banks and that said Banks, their respective agents and nominees shall have the right, to remove the goods movables and other assets so stored and held in the godowns whenever desired by the said Banks.

6. The Borrower shall not compound or release any of the book-debts nor do anything whereby the recovery of the same may be impeded, delayed or prevented without the consent in writing of the said Banks first had and obtained.

7 In respect of advances granted by the said Banks to the Borrower by way of purchase/ negotiation/discount of clean/documentary/demand/usance Bills of Exchange drawn by the Borrower on his/its/their various customers and expressed in foreign currency or Indian rupees and whether under letters of credit or otherwise and/or in respect of said Bills tendered for collection the Borrower agrees and covenants with the said Banks as under :

(a) that the Bills shall bear adequate stamp duty and shall be drawn by the Borrower in conformity with the proforma prescribed under the Reserve Bank of India Scheme, indicating on the face thereon the description and quantity of goods sold and the number and date of the carrier's receipt;

(b) that the Bills shall be drawn with a usance, ordinarily, of not exceeding 180 days;

(c) that at the time of offering upcountry usance Bills for discount the Bills shall be accompanied by railway receipts or motor transport receipts of approved transport Companies together with the relative original invoices and that the documents will be delivered to the drawees only after the Bills are accepted;

(d) that in case of local sales, Bills shall be accompanied by copies of invoices bearing acknowledgements of the purchasers in token of their having received the goods and shall be offered for discount only after acceptance of Bills by the drawees;

(e) that upcountry or local Bills will not be collected by the Borrower through Banks other than the said Banks;

(f) that the Borrower shall ensure that upcountry Bills are accepted by the drawees on presentation and retired on due dates. In the event of the Bills remaining unaccepted on presentation or unpaid on due dates, the said Banks shall be entitled to recover the amount of such Bills along with overdue interest and other incidental charges by debit to the account of the Borrower;

(g) that the said Banks shall be at liberty not to accept cheques drawn on local Banks from the drawees in payment of Bills drawn on them unless such cheques are tendered at the said Banks counters before clearing hours on due dates. In the event of cheques being received late after clearing hours on due dates, the said Banks may treat the relative Bills as unpaid and may debit the amounts thereof to the account of the Borrower on due dates;

(h) that the Borrower shall furnish to the said Banks in advance a list of parties on whom the Borrower intends to draw usance Bills for prior approval of the said Banks;

(i) that the Borrower shall abide by such terms and conditions as the said Banks may from time to time stipulate;

(j) that the rate for discounting the Bills will be the same rate as are applicable from time to time;

(k) that the said Banks shall be entitled to charge.

i) service charges at the rates prescribed by the said Banks from time to time and out-of-pocket expenses such as telex, telephone, registration and postal charges etc.

ii) Overdue interest at rate specified in sanction letters from the due date of payment and in case of returned Bills from the due date to the date of reimbursement, Provided always the said Banks at their discretion shall be entitled to revise the aforesaid charges from time to time.

(l) the said Banks may send the Bills either by registered acknowledgement due post or registered post or by ordinary post or by any courier service as is decided by the Lead Bank to any of the offices of the said Banks or any of the Scheduled Banks as included in Schedule II to the Reserve Bank of India Act,1934 or any other Commercial Bank and/or Co-operative Bank or directly to drawees at the Borrower's risk and responsibility as to the losses, if any, on the Bills or the proceeds of the Bills or of the goods represented by the Bills due to any cause whatsoever and the Borrower agrees to hold the said Banks harmless and indemnified from and against all consequences that may arise from its doing so and from and against all losses, charges and expenses in sending the Bills accepted under these arrangements in the manner aforesaid;

(m) where the Bills accepted for collection are drawn on Central/State Government Departments/Agencies and/at Public Sector Undertakings and/or Railways and/or other parties and/or Borrower's customers accompanied by either railway receipts, shipping documents or other documents evidencing title to goods like motor receipts or receipt notes, take delivery notes, receipted challans or inspection notes in cases where the railway receipts, shipping documents or motor receipts have been forwarded direct to the concerned drawees/consignees and offered by the Borrower to the said Banks for collection, the Borrower shall deposit with the concerned Bank copies or the relevant documents alongwith the Bills signed by the Borrower and invoices evidencing despatch of goods to the parties mentioned therein;

(n) Where at the request of the Borrower the said Banks have agreed to include in the Facilities granted under this Agreement credit sales made by the Borrower to the customers of the Borrower whereby finished goods are directly sent to the customers at their request and copies of the relative invoices with or without receipted challans or accepted delivery notes, receipt notes, inspection notes are tendered by the Borrower to the said Banks as evidencing despatch of finished goods and

where under such circumstances or any other circumstances the Borrower receives payment of the Bills, the Borrower shall immediately deposit the proceeds of the Bills and the sale proceeds of the goods covered by invoices directly received by the Borrower or the agents of the Borrower whether in cash or by cheques or by any other mode of payment in the said Account(s) with the said Banks towards payment of the outstandings in respect of the advances granted on the evidence of such invoices;

(o) the Borrower shall repay the advances of the said Banks within such number of days as may be stipulated by the said Banks of the utilisation of the advances by the Borrower on each occasion whether or not the payment of the said bills/invoices is received by the Borrower or if the Bills are returned unpaid for any reason whatsoever the said Banks shall be entitled to debit the Borrower's Account with the said amount under advice to the Borrower;

(p) the Borrower shall indemnify the said Banks and keep the said Banks harmless and indemnified at all times against all losses, damages, actions, costs (between Attorney and Client), charges or expenses which may be made against or sustained or incurred by the said Banks (and whether paid by the said Banks or not) as a result of or in consequence of the said Banks having agreed to purchase /negotiate /discount/collect the said Bills as also as a result of or in consequence of the said Banks through any of their respective offices or correspondents in India and elsewhere guaranteeing any irregularities or discrepancies that may be existing in the documents relating to the said Bills in connection therewith;

(q) the said Banks shall have first and paramount lien on the Bills and the moneys received thereunder and the goods in course of transit covered by the documents of title to goods or other documents which represents right of title to goods,accompanying the Bills shall remain pledged to the said Banks and irrespective of the rights of the said Banks as pledgees of such goods in case of any dispute, the said Banks shall also have the Banker's lien on all Bills, goods, securities, documents and moneys belonging or purporting to belong to the Borrower for all moneys, claims and demands due or to become due from the Borrower to the said Banks;

(r) in case the Bills/invoices are passed for payment for a reduced amount, the Borrower authorises the said Banks to accept such reduced payments and the Borrower shall make good shortage or any loss arising therefrom and the said Banks will not be responsible in any manner

whatsoever;

(s) where the drawees return unpaid the Bills/invoices to the Borrower direct, the Borrower shall immediately on receipt thereof return the Bills/invoices to the said Banks and the acceptance thereof of the said Banks shall be without prejudice to their respective rights of recovery of the amounts covered by the Bills/invoices from the Borrower.

8 Notwithstanding any of the provisions of the Contract Act to the contrary or any other law in respect of advances against accepted usance Bills where the Bills are drawn by the Borrower and accepted by the drawees the Borrower agrees that the subsequent credit to the Account(s) under such Facilities, unless specifically apportioned by the Borrower or the said Banks to the discharge of any particular Bill, will not discharge the debt represented by such Bills.

9 In respect of the Facilities granted by the said Banks by issue of letters of credit/guarantees including deferred payment guarantees and indemnities whether in Indian or foreign currencies, the Borrower hereby agrees and covenants with the said Banks as under:

i) To indemnify the said Banks against any claim or claims, loss or damage actions, costs (between Attorney and Client), charges and expenses whatsoever which may be brought or made against or sustained or incurred by the said Banks (and whether paid by the said Banks or not) or which the said Banks may become liable under or in respect of such letters of credit, guarantees and indemnities;

ii) To admit or compromise and pay or submit to arbitration any dispute or resist any claim or demand made against the said Banks under or in respect of such letters of credit, guarantees and indemnities, notwithstanding any directions to the contrary given by the Borrower or any other person on the ground of a dispute as to the liability of the Borrower or otherwise and the Borrower agrees and confirms that the said Banks may exercise the above rights in their sole, absolute and unqualified discretion and without reference to the Borrower and without the said Banks being required to ascertain whether or not there was any breach on the part of the Borrower of the Agreement executed between the Borrower and the beneficiaries in whose favour the letters of credit/guarantees and/or indemnities are or were executed by the said Banks and without the said Banks being required to go into the validity or otherwise of the demand for payment made against the said Banks. The Borrower further agrees and confirms that the counter indemnity of the Borrower will be available to the said Banks in respect of any action or payment which the said Banks may take or make.

iii) Without prejudice to the said Banks, remedies for recovery of the aforesaid amounts, they shall be entitled to debit such amounts to any of the cash credit account(s) or Other account(s) and the same shall bear interest at the rate(s) applicable to such Facilities and all such amounts shall be and always be deemed to have been secured by the securities agreed to be created for the said Facilities.

10 The Borrower shall make out a good and marketable title to its properties to the satisfaction of the Lead Bank and comply with all such formalities as may be necessary or required for the said purpose.

11 The Borrower shall maintain such security margin as may be stipulated by the said Banks. The Current Asset cover, unless otherwise agreed to, shall not be less that 1.33 times or at any % prescribed from time to time by the Lead Bank at any point of time. The Borrower shall at all times maintain a sufficient quantity of the Securities to provide the Asset Cover as may be required by the said Banks at their discretion and in the event of any deficiency in such cover forthwith whenever called upon provide to the said Banks additional securities to restore such Asset cover to the original level or pay to the said Banks the equivalent in cash in the event of additional securities not being available.

12. In respect of letters of credit opened or guarantees or indemnities issued by the said Banks on behalf of the Borrower, the Borrower shall deposit sufficient cash or other security as may be acceptable to the said Banks as margin money as may be stipulated by the said Banks. The said Banks shall be entitled to and shall at their discretion, which shall be final and binding on the Borrower, change the margins as may be necessary or expedient in the circumstances and the Borrower shall be bound by it notwithstanding that the said Banks agreed to lower margins earlier.

13. a) Where goods, movables and other assets are pledged to the said Banks, the said Banks may in their own discretion and at the Borrower's specific request and without detriment to the pledge, release the goods, movables and other assets so pledged to the said Banks from their possession to the Borrower on trust under a factory/mundy type pledge or other basis and/or any purpose connected with the Borrower's trade business or industry and in consideration of the said Banks so handing over to the Borrower from time to time any goods, movables and other assets lying at the godowns factories or other places approved by the said Banks under pledge to the said Banks, the Borrower shall hold the goods, movables and other assets as trustees and agents for and on behalf of the said Banks. The Borrower undertakes that such goods, movables and other assets shall in all respect be treated by the Borrower in the Books of the Borrower as belonging to and held on behalf of the said Banks.

b) Where goods, movables or other assets pledged to the said Banks are released to the Borrower on trust for any purpose connected with Borrower's trade, business, industry or otherwise and are put in transit by the Borrower for any purpose including for sale thereof the Borrower shall handover to the said Banks the relative railway or other transport receipt, invoices and all documents and shall deliver back to the said Banks the goods, movables and other assets when the purpose for which they are released on trust is accomplished or to pay to the said Banks the sale proceeds of or the proceeds of the bills relating to the said goods, movables or other assets. The Borrower undertakes that the proceeds of sale of such goods, movables or other assets shall always be treated by the Borrower and entered in the books of Borrower as belonging to and held for and on behalf of the said Banks.

c) In respect of goods, book-debts, movables and other assets hypothecated, pledged or otherwise charged to the said Banks or which are released to the Borrower on trust under a factory/mundy type pledge or other basis, the respective agents and nominees of the said Banks shall be entitled at all times without notice to the Borrower but at the Borrower's risk and expenses and if so required as Attorney for and in the name of the Borrower to enter any place where the said goods, books of account, movables and other assets may be kept and inspect, value, insure, superintend, dispose of and/or take particulars of all or any part of the said goods, book-debts, movables and other assets and check any statements, accounts, reports and information and do all such acts, deeds and things necessary to preserve and protect the same and the Borrower confirms, affirms and undertakes to give all assistance/co-operation as may be necessary in this regard.

d) The Borrower undertakes and declares that :

i) The Borrower shall at any time handover or redeliver or cause to be handed over or redelivered to the said Banks forthwith on demand all goods, movables and other assets and documents of title thereto and goods, movable or and other assets covered by such documents including any policies of insurance pertaining thereto and authorise the said Banks or any person or persons authorised by the said Banks in writing in that behalf to enter the Borrower's godowns, premises or any other place where such goods, movables and other assets and documents of title thereto are lying, kept or stored and to take possession of the said goods, movables and other assets and documents of title thereto wheresoever situated at any time without giving to the Borrower any notice of the intention of the said Banks to do so and the Borrower hereby undertakes that all persons in whose custody the

said goods, movables and other assets are for the time being shall yield up possession there of accordingly to the said Banks.

ii) The Borrower shall not deal with the goods, movables and other assets and documents of title thereto or the goods, movables and other assets covered by the documents except under and in accordance with the written instruction of the said Banks.

iii) The Borrower shall whether or not in possession of the goods, movables and other assets or documents of title thereto are delivered to the said Banks repay the outstanding in the said Account(s) within such number of days of its being utilised as may be specified by the said Banks from time to time.

iv) The Borrower hereby indemnifies each of the said Banks;

i) against all losses, costs, damages, expenses whatsoever that the said Banks may incur or sustain by reason of the Borrower's act, default or omission or of the Borrower's servants or employees or other persons acting on behalf of the Borrower in respect of goods, movables and other assets pledged to the said Banks and released to the Borrower on trust;

ii) against all losses, costs, damages, expenses or consequences whatsoever that the said Banks may incur or sustain as a result of the said Bank's complying with the Borrower's instructions to deliver to the Borrower or to the Borrower's clearing agents the documents covering the goods, movables and other assets.

a) Whether or not the said documents are in order;

b) notwithstanding any discrepancy between the price/ value, quantity and quality of the goods, movables and other assets covered by the documents and price, quantity and quality specified in the contract; and

iii) against all consequences losses and damages that may arise as a result of the said Bank's complying with the Borrower's request to effect advance payments from time to time to the suppliers:

a) whether or not the suppliers consign the goods, movables and other assets;

b) whether or not the documents in respect thereof are received by the said Banks; and

c) notwithstanding any discrepancy between the quantity or quality of the goods, movables and other assets received from the suppliers and the contracted quantity and quality.

ARTICLE III

1. The Borrower hereby agrees with the said Banks jointly and with each of them severally as follows :

a) The said Facilities will be utilised by the Borrower for meeting a part of its working capital requirements and for no other purpose;

b) The Borrower shall submit Statements under the Financial Followup Report (FFR) in the format prescribed by the Lead Bank from time to time each quarter regularly to the said Banks and furnish to each of the said Banks full particulars of the Cash Credit Account(s) or other Account(s) and agree that the drawings in the such statements said Cash Credit Account (s) or other Account(s) shall be regulated on the basis of such statements; Such statements duly authenticated by the Authorised officials of the Borrower, shall be submitted within 30 (thirty) days after the expiry of each quarter and in addition as often as is deemed necessary by the Lead Bank;

c) The Borrower agrees that the drawings in the Cash Credit Account(s) or other Account(s) will be allowed within the advance value of the securities and the Borrower agrees that it will not draw any amount in excess of the value of the Securities offered and in case of any excess drawal to regularise the accounts forthwith or within such period as may be stipulated by the said Banks in their absolute discretion and during the period of such irregularity the Borrower shall be charged a higher rate of 2 (two) percentage points above the rate or rates prescribed of interest above mentioned till such irregularity is fully adjusted to the satisfaction of the said Banks. Further all rights, benefits and powers exercisable by or conferred on the said Banks hereunder shall be applicable and available to such excess drawals as well;

d) The said Banks will have the right to examine at all times the Borrower's Books of Account and to have the Borrower's factories,

godowns, sheds, galas jathias, warehouses or any other place of storage where the said goods, movables and other assets are located, inspected from time to time by the official(s) of the said Banks or any one or more of them and/or qualified auditors and/or technical experts and/or management consultants of the choice of the said Banks, the cost of such inspection being borne by the Borrower;

e) The Borrower shall allow each of the said Banks or its authorised agents to take inspection of all records of the Borrower and will produce such evidence as each of the said Banks may require as to the costs in respect of its operations and it shall be lawful for the said Banks or any of them at any time and from time to time during the currency of the said Facilities to appoint and employ at the expenses of the Borrower in all respects and either temporarily or for such period as the Lead Bank or the said Banks shall think fit, a person or persons, a firm or a company to inspect and value on behalf of the Bank or Banks so appointing all or any of the said Books of Account or Factories of the Borrower and the Borrower shall pay to such Bank or Banks on demand the fees or other remuneration payable to any such person, firm or company of the costs, charges and expenses of and incidental to such valuation (such Bank's or Banks' statement/s being conclusive in that behalf, and in default, such Bank or Banks shall be at liberty to debit the amount thereof to the said Cash Credit Account(s) or Other Account(s) in such Bank's or Banks' books and thereafter the same together with interest thereon shall be treated as advances made by such Bank or Banks until repayment thereof;

f) The Borrower shall pay or cause to be paid all rents, rates, taxes, payments and outgoings that are payable in respect of the immovable properties of the Borrower;

g) The Borrower shall furnish and verify all statements, reports, returns, certificates and information from time to time as required by the said Banks or any of them in connection with the operations of the Borrower and shall give and execute all such documents as are required by the Lead Bank or the said Banks as in their opinion is necessary to give effect to the security agreed to be created and if the Borrower shall fail to do so within thirty days of demand in writing by the Lead Bank or the said Banks, the Lead Bank may execute such documents for and on behalf of the Borrower in favour of the said Banks for the said purpose, by virtue of the power in this regard as hereinafter mentioned given by the Borrower to each of the said Banks;

h) So long as the said Cash Credit Account or Accounts continue in the Books of the said Banks in respect of the said Facilities, the Borrower shall not avail of any credit Facility or accommodation from any other Bank

or financial institution or any person, firm or Company in any manner without the previous permission in writing of the Lead Bank nor shall deal with or through any other Bank or financial institution without having obtained in this behalf the prior written approval of the Lead Bank. The approval of the Bank will not be withheld unreasonably .

i) The Borrower shall undertake to procure additional funds at the appropriate time and on terms acceptable to the lead Bank, to meet any shortfall that may arise in Cash Accruals or for meeting overrun, if any, in financing the working capital requirements of the Borrower. The Borrower agrees that such funds will not be withdrawn without the prior approval of the Lead Bank during the currency of the said Facilities;

j) During the currency of said Facilities, the Borrower shall not without obtaining the prior consent in writing of the Lead Bank declare any dividend on its share capital, if it fails to meet its obligations to pay the interest and/or commission and/or instalment or installments and/or other moneys payable to the said Banks, so long as it is in such default;

k) The Borrower shall appoint suitable technical personnel for carrying on its business or industry;

l) The Borrower shall satisfy the Lead Bank that it has received all the licenses and permits required for carrying on its business or industry and that they are in full force and effect;

m) The Borrower shall submit to the Lead Bank and to each of the said Banks, if so required, quarterly reports on the progress of its business or industry detailing therein the sources and disposition of funds. The Borrower shall also promptly furnish to the Lead Bank all other information as may reasonably be required from time to time;

n) The Borrower shall obtain pollution control clearances, where necessary, from the requisite Authorities in respect of its carrying on its business or industry to the satisfaction of the Lead Bank.

2. During the currency of the said Facilities the Borrower shall keep the lead Bank promptly informed of

i) any change in the Borrower's capital structure;

ii) any Scheme of Amalgamation or Reconstruction;

iii) any Scheme of Expansion/Diversification/Modernisation other than incurring routine capital expenditure;

During the currency of the said Facilities the Borrower shall not without the prior permission in writing of the Lead Bank

i) make any corporate investments or investment by way of share capital or debentures or lend or advance funds to or place deposits, with any other concern except to give normal trade credits or place on security deposits in the normal course of business or make advances to employees; Provided that the Borrower may make such investments by way of deposits or advances that are required statutorily to be made as per the existing laws of the country or the rules or regulations or guidelines issued from time to time by the Authorities concerned;

ii) undertake guarantee obligations on behalf of any third party or any other company except guarantee obligations on behalf of group companies not exceeding 10% of the Tangible net worth of the company in the aggregate subject to such guarantees issued being advised to the lead Bank promptly.

The company shall however need to seek prior permission of the Lead Bank in all cases if there is any slipage to maintain the financial parameters of minimum current ratio of 1.33 and maximum TOL/TNW ratio of 1.50.

3. a) The Borrower agrees that its Banking business, including deferred payment Facilities, foreign exchange, deposits and bill business will be shared in such manner as may be decided by the Lead Bank;

b) The Borrower hereby declares and confirms that the Borrower has the necessary and sufficient authority to borrow from the said Banks;

c) The Borrower agrees that the moneys brought in by the principal shareholders/ directors/depositors/other associate firms/group companies for financing the Programmes and the Working Capital needs of the Borrower will not be allowed to be withdrawn, during the currency of the said Facilities without the permission of the Lead Bank;

d) The Borrower agrees that it will maintain adequate Books of Accounts which would correctly reflect its financial position and scale of operations and would not radically change the Accounting system without prior notice to the Lead Bank;

e) The Borrower agrees that it will submit to the Lead Bank and other Banks, if so required such financial and/or other statements as may be required by the Lead Bank or the said Banks from time to time, apart from

the set of such statements to be furnished by the Borrower to the said Banks as on the date of publication of the Borrower's Annual Accounts;

f) The Borrower agrees that it shall keep the said Banks informed of the happenings of any event likely to have a sub-stantial effect on its profit or business;

g) The Borrower shall as soon as any call in respect of its shares has been resolved upon by the Directors or as soon as it shall have been resolved to issue any unissued share capital or to create any new shares immediately give notice of such call to the said Banks or give notice to the said Banks of the intention of the Borrower to issue or create any such share capital as aforesaid and the proposed amount thereof and shall not until the expiration of seven clear days from the time when such notice shall have been sent to the said Banks issue any notice to the members of the Borrower in respect of payment of any call or issue or create any such existing or new shares respectively as aforesaid and if the said Banks shall so require every notice, prospectus, application form or allotment letter sent out by the Borrower in pursuance of any such resolution shall direct the members or applicants for allotment of the shares of the Borrower to pay the call so made or the moneys into the joint account of the Borrower and the said Banks or in such manner as the said Banks may direct and the said Banks shall be entitled to require all such calls or moneys received by the Borrower to be applied either wholly or partly in or towards the payment or satisfaction of the principal amount, interest and other moneys due to the said Banks but in default of the said Banks requiring the said calls or moneys to be applied as aforesaid within one month of their being paid, the Borrower may without the consent of the said Banks apply the whole or the balance thereof over and above what shall be required by the said Banks to be otherwise applied to the general purposes of the Borrower as it shall think fit provided also that all moneys hereunder to be received by the Borrower from its members in advance of calls upon the shares shall be held by the Borrower upon trust for the said Banks and so as to form part of the security and shall be dealt within the manner hereinbefore mentioned in the case of calls or other moneys received by the Borrower;

h) The Borrower agrees that all other terms and conditions and covenants stipulated or which may be stipulated by the said Banks from time to time as applicable to the said Facilities shall be construed and treated as if the same have been incorporated herein in extenso.

ARTICLE IV

1. If the Borrower shall fail to repay the said Facilities or pay interest or any portion

thereof in terms of this Agreement or shall commit any breach of any covenant to be observed or performed on its part herein contained and on the failure of the Borrower to remedy the same forthwith or if any circumstances shall occur which in the opinion of the said Banks or any of them is prejudicial to or imperils the Security of the said Banks or if the security created in favour of the other Lenders becomes enforceable or if any distress or execution is levied or enforced against any property or assets whatsoever of the Borrower or if any person, firm or company shall take any steps towards applying for or obtaining an order for the appointment of a Receiver of any property or assets whatsoever of the Borrower and a Receiver is appointed or the Borrower makes compromises with its creditors or the Borrower shall suspend or cease to carry on business or fail to conduct its business to the satisfaction of the said Banks or any of them then and in any such case (the decision of the said Banks that the aforesaid events or circumstances have occurred shall be final conclusive and binding on the Borrower), the entire amount standing at the foot of the Cash credit Account(s) or other Account(s) with the said Banks together with interest, costs, charges, expenses and other moneys payable in respect thereof shall forthwith become at the option of the said Banks payable at once.

2. The Borrower shall not be in anywise concerned with the proportion in which any moneys applicable under the aforesaid Clause are divided and shall not have any claim whatsoever against any of the said Banks in relation to any act or thing done, omitted, permitted or suffered by any of the said Banks in respect of the division between the said Banks of any moneys applicable as aforesaid.

3.(A) All goods, book-debts, movables and other assets hypothecated, pledged or otherwise charged to the said Banks as security for any of the said Facilities and also all immovable properties given as security for the said Facilities or any of them as may be required by the said Banks shall be kept at the Borrower's risk and expense in good condition and fully insured against loss or damage as may be required by the said Banks due to any reason whatsoever and particularly the machineries hypothecated and/or pledged to the said Banks against fire and/or such other risk(s) as the said Banks may from time to time stipulate in the joint names of the Borrower and the said Banks with an insurance Company approved by the said Banks and for such amount as the said Banks may consider necessary and that the insurance policies shall be delivered to the said Banks when required by the said Banks to do so. If the Borrower fails to effect such insurance the said Banks may, but without being obliged to do so insure the said goods, movables and other assets and immovable properties against fire and/or such risk(s) in such joint names and debit the premium and other charges to the said Accounts of the Borrower opened or to be opened and in the event of the said Banks being at any time apprehensive that the safety of the goods, movables and other assets and machineries is likely to be endangered owing to riot and/or strike (including fire arising therefrom) and/or floods, earthquakes, lightning, typhoon, storm, tempest and/or also resulting in the loss

of production therefrom the said Banks may at their discretion but without being bound to do so insure or require the Borrower to insure the same in such joint names against any damage arising therefrom the cost of such extra insurance being payable by the Borrower and be debited to the said Accounts. If the said Banks desire that the goods, movables and other assets shall be insured against theft, the Borrower shall provide the necessary cover therefor. The Borrower shall provide if the said Banks so direct a sufficient insurance cover against breakdown of such machineries and against loss and damage by fire, lightning and flood to any immovable properties of the Borrower. The Borrower further expressly agrees that the said Banks shall be entitled to adjust, settle, compromise or refer to arbitration any dispute arising under or in connection with any insurance and such adjustment, settlement, compromise and any award made on such arbitration shall be valid and binding on the Borrower and also to receive all moneys payable under any such insurance or under any claim made thereunder and to give a valid receipt therefor, and that the amount so received shall be credited to the Borrower's Accounts and the Borrower shall not raise any question that a large sum might or ought to have been received or be entitled to dispute its liability for the balance remaining due on any Account or Accounts after such credit. Provided that the said Banks may at their own absolute and unqualified discretion waive all or any of these requirements.

3.(B) If any proceeds of any Policy of Insurance are received by the Borrower, it shall forthwith pay the same to the Lead Bank for being applied in the manner hereinafter provided (and so long as the same are not paid to the Lead Bank, the Borrower will hold the proceeds on behalf of and as trustees of the said Banks) that is to say, in proportion to the sums outstanding on the said Cash Credit Account(s) or other account(s) respectively at the time of payment and shall keep alive and maintain such insurance throughout the continuance of the security and deliver to the Lead Bank the renewal receipts/endorsements. In default the Lead Bank or the said Banks may (but shall not be bound to) keep in good condition and render marketable the said properties or effects or renew such insurance. Any premium paid by the Lead Bank or any of the said Banks and any costs, charges and expenses incurred by the Lead Bank or any of the said Banks for the purposes aforesaid shall be repaid by the Borrower on demand forthwith and shall until repayment (with interest at the rate or rates as mentioned above) be and form part of the amount secured as aforesaid. All sums received under such Insurance shall be applied in or towards liquidation of the amount for the time being due to the said Banks or any of them on account of the said Facilities. PROVIDED THAT the Borrower may without payment to the said Banks, if the said Banks so agree, replace the outmoded equipment or assets by assets of equivalent or greater value.

4. The Borrower shall not remove or dismantle any of the assets to be comprised in the said security without the consent in writing of the said Bank except in any case where such removal or dismantling shall in the opinion of the Borrower be rendered necessary by reason of the same being worn out, obsolete, discarded, injured damaged or broken and in such a case will replace those so worn out obsolete, discarded, injured, damaged or broken by others of a similar nature and of atleast equal value and shall also whenever necessary renew or replace all such plant and machinery to be used for the purpose of or in connection with the business of the Borrower when and as the same shall be worn out, obsolete, discarded, injured, damaged or broken.

5. The Borrower agrees that pending seizure by the said Banks or any of them of the said properties and any documents therefore, any insurance moneys received by the Borrower shall be held by the Borrower as the exclusive property of the said Banks subject to the rights of the said Banks specifically appropriated to the security and the Borrower will not without the written consent of the Lead Bank first had and obtained make or suffer nor attempt to make or suffer any mortgage, charge, lien or encumbrance to affect the same or any part thereof nor do or allow anything which may prejudice the security hereby created or agreed to be created nor create any security whatsoever save as approved by the Lead Bank.

6. Nothing herein contained shall prejudice or affect any general or specific lien to which any of the said Banks is or may be by law or otherwise entitled or any rights or remedies of any of the said Banks in respect of any present or future security, guarantee, obligation or decree for any other indebtedness or liability of the Borrower to any of the said Banks or shall preclude any of them from enforcing or having recourse to the security without enforcing or having recourse in the first instance to any other security held by them or any of them from the Borrower and the said Banks or any of them shall be entitled to sue on any such securities without being bound to sue on all such securities.

7. The Borrower agrees, declares, affirms and confirms that notwithstanding any of the provisions of the Contract Act or any other Law, or any terms and conditions to the contrary contained in this Agreement and/or any security documents, any payment(s) made by the Borrower to the said Banks shall unless otherwise agreed to by the said Banks in writing be appropriated by the said Banks in the manner following :

1. first, towards cost, charges, expenses and other moneys, due and payable or becoming due and payable to the said Banks;

2. secondly, towards interest due and payable and/or accruing due and payable to the said Banks; and

3. lastly, towards repayment of the amount of any installment(s) of the principal sums due and payable or becoming due and payable to the said Banks;

all the aforesaid amounts having become due and payable and/or becoming due and payable by the Borrower to the said Banks under this Agreement and/or under any of the security documents executed between the Borrower and the said Banks whether the recovery thereof has or has not become barred by any law in force for the time being as to the limitation of suits.

ARTICLE V

1. Any Notice to be given to the Borrower may be made or given by leaving the same at or posting the same by registered post in an envelope addressed to the Borrower and at its Registered office and any Notice to be given to any of the said Banks may be given by leaving the same at or posting the same by registered post in an envelope addressed to such Bank at its office where the relevant Cash Credit Account(s) or other Account(s) of the Borrower is maintained and every such Notice shall be deemed to be received as the case may be, at which it is left or at the time at which it would have been delivered in the ordinary course of post at such Registered office of the Borrower or such office of the Bank concerned as the case may be.

2. The Borrower shall pay on demand to the said Banks and each of them the costs actually incurred between Attorney and Client, or to be incurred by the said Banks or any of them in connection herewith or with the enforcement or attempted enforcement of the security or the protection or defense or perfection thereof or for any recovery of any moneys agreed to be secured to the said Banks and of all suits and proceedings of whatsoever nature for the enforcement of the security agreed to be created for the recovery of such moneys or otherwise in connection therewith or in which any of the said Banks may be joined as a party or otherwise involved by reason of the existence of the security agreed to be created.

3. The Borrower hereby agrees to pay to each of the said Banks as may be directed by the said Banks, all costs, charges and expenses (actually incurred as between Attorney and Client) incurred by the said Banks or any of them of the preservation, protection and perfection of the security agreed to be created and/or for attempted or actual realisation or enforcement thereof.

4. For all or any of the purposes aforesaid, the Borrower irrevocably constitutes and appoints each of the said Banks to be the Borrower's true and lawful attorney to do and execute for and in the name and on behalf of the Borrower, all or any of the following acts, deeds and things, that is to say:

a) To take and carry on the business of the Borrower and complete any engagements and contracts;

b) To sign register, file any application forms, contracts, agreements, transfers, acceptance, receipts, acquaintances, returns and any other documents and to sign and endorse all cheques, promissory notes, bills of exchanges, bills of lading, dividend mandates or other orders for payment of money or delivery of property;

c) To sell, transfer, assign or deal with any goods and other movables;

d) To demand and receive all debts, sums of money, principal money, dividends interest and dues of whatever nature;

e) To appoint selling agents and if necessary to undertake new kind of activity;

f) To realise all the assets whether movable or immovable including the goodwill of the business;

g) To tender contract for purchase, accept and sign the transfer into the name of the Borrower of any securities, shares, stocks, debentures, funds or any other securities, to apply for and accept allotment of any shares, and securities and to sell, endorse, negotiate, transfer and assign any securities which do now or shall hereafter stand in the name of the Borrower or to which the Borrower is now or may at any time hereafter be entitled to demand, receive and collect interest and dividend due or to accrue due on any such securities, shares, stocks, debentures, funds and other securities and apply the proceeds of such sale, endorsement, transfer, negotiation and assignment and the recovery of any interest and dividend in satisfaction of any monies due by the Borrower to the said Banks and to endorse and transfer all or any such securities, shares, stocks, debentures, funds and other securities which may from time to time or at any time be in the possession of the said Banks whether for safe custody or otherwise or held by the said Banks as security for any money payable to the said Banks by the Borrower in respect of any account or general balance of account or otherwise;

h) To appoint a proxy or proxies for the purpose of representing the Borrower and voting in meeting or meetings of any company or Corporation in which the Borrower holds any shares, debentures, stocks, etc.;

i) To deal with the assessment of the Borrower in respect of income tax, super tax, wealth tax, Gift tax, expenditure tax, capital gains tax and any other taxes on income revenue or capital and levy of customs and/or excise duties and to apply for and to receive refunds of any such tax or taxes or levy or levies;

j) To attend and represent the Borrower before any authority or tribunal and for that purpose to sign, execute and deliver all such documents and make all such declarations as may be necessary;

k) Generally to act in the premises as fully and effectually with all intents and purposes to do all things as are necessary and which the Borrower would do if personally present;

l) For all and any of the purposes, aforesaid to appoint a substitute or substitutes;

i) The Borrower hereby ratifies and confirms all the acts things deeds performed or to be performed by each of the said Banks or their respective nominees or substitutes in pursuance of any of the aforesaid powers and the powers hereby conferred shall not be determined or affected by the fact of the Borrower acting personally or through another in the premises;

ii) The powers vested in each of the said Banks shall be irrevocable and subsist in favour of each of the said Banks till all the dues of the Borrower to the said Banks are fully satisfied;

iii) The aforesaid powers under this clause may be exercised by each of the said Banks in its sole discretion in consultation with the Lead Bank but the exercise of the powers is not obligatory on any of the said Banks.

5. The Borrower hereby agrees that it shall observe and perform each and every of the aforesaid obligations, covenants and declarations and in the event of any breach or default thereof, the said Banks shall be at liberty to call up the entire outstanding under the Cash Credit Account(s) or Other Account (s) and make it payable forthwith. Without prejudice to the aforesaid and in addition thereto, the

said Banks shall be at liberty to freeze the operations in the said Cash Credit Account(s) or other Account(s) at their discretion. In the event of the Borrower persisting in its default, the said Banks shall be entitled to charge, without prejudice to its other rights as aforesaid and without giving any notice in that regard a higher rate of 2(two) percentage points above the maximum lending rate prescribed by the Reserve Bank of India from time to time till the default in question is duly rectified or remedied.

6. This Agreement is in addition to and not in derogation of the Agreement already entered into by the Borrower with the said Banks or any one or more other Banks in respect of the Working Capital Limits enjoyed by the Borrower prior to the sanction of the said Facilities by the SBI consortium. Notwithstanding anything to the contrary contained herein or in the Agreements entered into as aforesaid prior to this Agreement, all the obligations and liabilities of the Borrower in respect of the earlier limits authorised and subsisting shall, unless otherwise agreed to by the said Banks, be valid, effectual and binding on the Borrower as if those obligations and liabilities are herein set out in extenso and the security created by the Borrower for the earlier limits authorised shall stand modified automatically as if the security for the said Facilities to be created hereunder are expressly made applicable thereto.

7. This Agreement shall be current and valid until revoked in writing by the Borrower by one month's notice in advance served on the said Banks by the Borrower or until all the moneys due hereunder or all moneys due in respect of any Funded or Non-Funded Facility availed of by the Borrower from the said Banks or any of them are paid in full to the said Banks, whichever is later. Provided that the obligations and liabilities of the Borrower hereunder in respect of the said Facilities prior to such revocation shall be binding, valid and effectual as against the Borrower and the security to be created for the said Facilities and it is specifically agreed to by the Borrower that the said Banks shall be entitled to recover not only all such amounts as are found due under the said Facilities out of such securities but also all such amounts as may be found due and payable by the Borrower to any of the said Banks in respect of any Funded or Non-funded Facility availed of by the Borrower from any of the said Banks prior to or during the tenure of this Agreement. In the event of any such revocation, the Borrower shall become ineligible to draw any amounts further under the said Facilities. All the rights, benefits and powers as are herein set out shall subsist in favour of the said Banks till all the dues of the Borrower to the said Banks as aforesaid are finally paid in full and satisfied. The Borrower shall bear all expenses such as Solicitors' and lawyers' fees, stamp duty, inspection charges and other incidental expenses incurred in connection with the realisation or recovery of any such sums from the Borrower.

IN WITNESS WHERE OF the common Seal of the Borrower has hereunto and to ten counterparts thereof been affixed and the said Banks have caused these presents and

ten counterparts thereof to be executed by their respective authorised officials the day, month and year first hereinabove written.

THE FIRST SCHEDULE ABOVE REFERRED TO
(See Art I Para 4)

(Rs. Crores)

Name of the Bank	Share %	Fund Based Limits	Working Capital Demand Loan	Cash Credit	Sub-limits (within CC)		L/C Bank Guarantee Limit	Total Limits
					EPC &EBD	DDP Cheques		
State Bank of India	60	540					234	774
Bank of India	5	45					19.5	64.5
Standard Chartered Bank	5	45					19.5	64.5
Bank of Baroda	5	45					19.5	64.5
CitiBank	5	45					19.5	64.5
HDFC Bank	5	45					19.5	64.5
Bank of America	5	45					19.5	64.5
State Bank of Saurashtra	2	18					7.8	25.8
ABN Amro Bank	3	27					11.7	38.7
ICICI Bank	5	45					19.5	64.5
Total	100	900					390	1290

THE SECOND SCHEDULE ABOVE REFERRED TO
(See Art I Para 10)

Particulars of Interest & Commission
Rates*

I.	Cash Credit Limit / WCDL / EPC Interest	As per such rates, as stated in the respective sanction letters, and/or as may be decided by each member Bank, seperately and/ or at such rates as may be required /

II.	Bills Purchased/Discounting Limit Interest	at such rates as may be required / prescribed by any law or statute or ordinace or notification of the Reserve Bank of India or any other statutory body.
III.	Import/Inland Letter of Credit/Inland Revolving Letter of Credit Limit. Commission	
IV.	Guarantee Limit Commission	
V.	Drawing against Uncleared effects Interest	

PLUS SERVICE CHARGES as are applicable to the said Facilities from time to time.

SIGNED AND DELIVERED BY THE Indian Petrochemicals Corporation Limited, pursuant to the Resolution of its Board of Directors passed on the day of

....

by the hand of ....

its Authorised Official

Sandipan Sengupta
Vice President (Finance)
Indian Petrochemicals Corpn Ltd
PO: Petrochemicals Dist: Vadodara-391345

SIGNED by the ASST. GENERAL MANAGER, CORPORATE ACCOUNTS GROUP BRANCH, STATE BANK OF INDIA, Ahmedabd, as such one of the authorized officers of the said Bank for and on behalf of the Bank

For STATE BANK OF INDIA
A.G.M. & Relationship Manager
Corporate Accounts Group Branch, Ahmedabad

For and on behalf of

FORM CF.1

BANK OF INDIA
by its duly constituted attorney

कृते बैंक ऑफ इंडिया/For BANK OF INDIA

सहायक महा प्रबंधक/Asst. Gen. Manager

For and on behalf of
STANDARD CHARTERED BANK
by C.R. Mahale its duly constituted attorney

AUTHORISED SIGNATORY

For and on behalf of
BANK OF BARODA
by its duly constituted attorney

For BANK OF BARODA

CONSTITUTED ATTORNEY
(T.N. KUMAR)

For and on behalf of
CITIBANK N A
by. प्र.न. मेहेंदे its duly constituted attorney

For CITIBANK, N. A

For and on behalf of
HDFC BANK LTD
by its duly constituted attorney

For, HDFC Bank Ltd.

Rajul Sarkar
Asst. Vice President

For and on behalf of
BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION
by its duly constituted attorney

FOR BANK OF AMERICA

AUTHORISED SIGNATORY

FORM CF.1

For and on behalf of
STATE BANK OF SAURASHTRA
by its duly constituted attorney

कृते स्टेट बैंक ऑफ सौराष्ट्र
For STATE BANK OF SAURASHTRA
सहायक महा-प्रबंधक / ASST. GEN. MANAGER
औद्योगिक वित्त शाखा / IND. FINANCE BRANCH
अहमदाबाद / AHMEDABAD

For and on behalf of
ABN AMRO BANK
by its duly constituted attorney

For and on behalf of
ICICI BANK LTD
by its duly constituted attorney

For ICICI BANK LTD.
Authorised Signatories

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

Tel.27438531
Fax.27438371

GOVERNMENT OF INDIA
MINISTRY OF COMPANY AFFAIRS
OFFICE OF THE REGISTRAR OF COMPANIES, GUJARAT
ROC BHAVAN, OPP: RUPAL PARK NARANPURA, AHMEDABAD-380 013

SPEED POST

NO.ROC STA /Extn //2006 / 1738

DATE 6 SEP 2006

To,

M/S Indian Petrochemicales Corporation Ltd,
P.O. Petrochemicales-391345
Dist:-Vadodara.
Gujarat

Sub:- Extension of time in holding the Annual General Meeting U/S 166 of the Act.
For F.Y. 31/03/06 Ending.

Sir,

With reference to your form 61 dated 14/08 /2006 filed with this office SRN No A02943074. I have to state that in terms of second proviso to sub-section (1) of section 166 of the Companies Act. 1956, I hereby grant an extension for 3 Months of Time i.e. up to 26.12.2006 to hold the AGM to lay its accounts for the financial year ended 31/03/2006 .

I have also to suggest that for future years, steps may be taken to ensure that programme for finalization of the accounts of the company and their audit is so arranged that the AGM are held within the normal time prescribed by section 166 r.w.s. 210 (1) of the Companies Act, 1956.

Yours Faithfully,

(V.K.KHUBCHANDANI)
REGISTRAR OF COMPANIES,
GUJARAT .

MINISTRY OF COMPANY AFFAIRS
CHALLAN
G.A.R.7

Civil

Challan No. :	A02943041	
Challan Date :	14-08-2006	**Expiry Date** : 21-08-2006

Challan of money paid into

....(BANK) ....(BRANCH)

By Whom tendered

Name :	P A SONI
Address :	MEMNAGAR AHMEDABAD,Gujarat INDIA - 380052

Name & Address of the entity on whose behalf money is paid

Name :	INDIAN PETROCHEMICALS CORPORATION LIMITED
Address :	P.O. PETROCHEMICALS-391345, DIST:VADODARA,,Gujarat, INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form23	Normal	500.00
Total		500.00

Head of Account : 1475001050000:"Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Five Hundred only

Mode of Payment: ☐ Cash ☐ Cheque/Demand Draft

Cheque/Demand Draft details: Instrument No. : .... Dated : ....
Drawn on (Name of the Bank & Branch):..

Date:.. **Signature of the Remitter:**....................................

(For Bank use only)

Received Payments (in words) Rs :.......................

Date:.. **Bank Officer:**...

(For Office use only)

Received Payments (in words) Rs :.......................

Date:.. **RoC Cashier:**...

S.B.I.
Commercial Branch, Ahmedabad
14 AUG 2006
CASH RECD.
BSR0006925

MINISTRY OF COMPANY AFFAIRS
ACKNOWLEDGEMENT FORM

SRN	: A02943074	Service Request Date : 14-08-2006
Received From:		
Name	: DHARTI NISHIT PARIKH	
Address	: 1, MAYANK JYOTI FLAT OPP. MADHUPURA MARKET SHAHIBAGH AHMEDABAD,Gujarat INDIA - 380004	
Name & Address of the company		
Name	: INDIAN PETROCHEMICALS CORPORATION LIMITED	
CIN	: L23200GJ1969PLC001569	

Full Particulars of eFiling	**Amount**
Service Description	**Rs.**
Fee For Form 61-Apply for extension of period of AGM by 3 months u/s 166(1)	Nil

MINISTRY OF COMPANY AFFAIRS
CHALLAN
G.A.R.7

Civil

Challan No. : A02943009
Challan Date : 14-08-2006 **Expiry Date** : 21-08-2006

Challan of money paid into

..........(BANK) ....(BRANCH)

By Whom tendered

Name : P A SONI
Address : MEMNAGAR
AHMEDABAD,Gujarat
INDIA - 380052

Name & Address of the entity on whose behalf money is paid

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED
Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form23	Normal	500.00
Total		**500.00**

Head of Account : 1475001050000: Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Five Hundred only
Mode of Payment: ☐Cash ☐Cheque/Demand Draft
Cheque/Demand Draft details: Instrument No. : .... Dated : ....
Drawn on (Name of the Bank & Branch):..........

Date:.......... **Signature of the Remitter:**..........

(For Bank use only)

Received Payments (in words) Rs :..........

Date:.......... **Bank Officer:**..........

(For Office use only)

Received Payments (in words) Rs :..........

Date:.......... **RoC Cashier:**..........

MINISTRY OF COMPANY AFFAIRS
ACKNOWLEDGEMENT FORM

SRN : A02943074 **Service Request Date** : 14-08-2006

Received From:

Name : DHARTI NISHIT PARIKH

Address : 1, MAYANK JYOTI FLAT
OPP. MADHUPURA MARKET
SHAHIBAGH
AHMEDABAD,Gujarat
INDIA - 380004

Name & Address of the company

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

CIN : L23200GJ1969PLC001569

Full Particulars of eFiling	Amount
Service Description	**Rs.**
Fee For Form 61-Apply for extension of period of AGM by 3 months u/s 166(1)	Nil

MINISTRY OF COMPANY AFFAIRS
CHALLAN
G.A.R.7

Civil

Challan No.	:	A02943041	
Challan Date	:	14-08-2006	Expiry Date : 21-08-2006

Challan of money paid into

....(BANK) ....(BRANCH)

By Whom tendered

Name	:	P A SONI
Address	:	MEMNAGAR AHMEDABAD,Gujarat INDIA - 380052

Name & Address of the entity on whose behalf money is paid

Name	:	INDIAN PETROCHEMICALS CORPORATION LIMITED
Address	:	P.O. PETROCHEMICALS-391345, DIST:VADODARA,,Gujarat, INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form23	Normal	500.00
Total		500.00

Head of Account : 1475001050000: Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Five Hundred only

Mode of Payment: ☐ Cash ☐ Cheque/Demand Draft

Cheque/Demand Draft details: Instrument No. : .... Dated : ....

Drawn on (Name of the Bank & Branch):....................................

Date:.................................... **Signature of the Remitter:**....................................

(For Bank use only)

Received Payments (in words) Rs :........................

Date:.................................... **Bank Officer:**....................................

(For Office use only)

Received Payments (in words) Rs :........................

Date:.................................... **RoC Cashier:**....................................

भा. स्टेट बैंक / S.B.I.
वा.शा. अहमदाबाद
Commercial Branch, Ahmedabad.
14 AUG 2006
नकद प्राप्त / CASH RECD.
BSR0000928
Sign.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

The Registrar of Companies
Gujarat,
ROC Bhavan, Opp. Rupal Park,
Naranpura,
Ahmedabad – 380 013

August 11, 2006

Dear Sir,

Company Identification Number (CIN): L23200GJ1969PLC001569

Sub: Application for extension of time for holding Annual General Meeting of the Company for 2005-06

1. We wish to inform you that the hearing of the Petition(s) for amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively "the Transferor Companies") with IPCL, pursuant to the provisions of Sections 391 to 394 of the Companies Act, 1956, is scheduled for August 18, 2006.

2. After the sanction of the High Court of Gujarat at Ahmedabad on the aforesaid Petitions, IPCL, in consultation with the Stock Exchanges will fix Book Closure for issue and allotment of shares to the shareholders of the Transferor Companies in the share exchange ratio as per the Scheme. Thereafter, the combined accounts of IPCL is proposed to be placed for approval of the Shareholders of the merged IPCL.

3. We request you to note that post-merger, the number of IPCL Shareholders will increase from approximately 2.5 lacs to over 5 lacs. To enable us to complete the printing and despatch of the Notice convening the Annual General Meeting of the Company and the Annual Report for the Financial Year 2005-06, in accordance with the statutory requirements we request you to grant extension of time for holding the Annual General Meeting for 2005-06.

4. The last Annual General Meeting (36th AGM) of the Company was held on June 27, 2005. In terms of the provisions of Sub-Section (1) of Section 166 read with Section 210 of the Companies Act, 1956 the Company is required to adopt its Annual Accounts for the Financial Year ended March 31, 2006 and hold its Annual General Meeting on or before September 26, 2006, i.e. the last date by which the Company should adopt Annual Accounts and hold its Annual General Meeting for the Financial Year 2005-2006.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

In view of the submission in paras 2 & 3 above, we request you to grant us your approval for extension of time under Sub-Section (1) of Section 166 of the Companies Act, 1956 read with clause (b) of Sub-Section (3) of Section 210 of the Companies Act, 1956 for adoption of accounts for the Financial Year ended March 31, 2006 and holding the 37th Annual General Meeting of our Company up to December 26, 2006.

We enclose a certified true copy of the resolution passed by the Board of directors in this regard.

We wish to state that our Company during the past several years has been holding Annual General Meeting in June/July every year. We have not made any application to you seeking extension of time for holding the Annual General Meeting for the past one decade.

We trust you would appreciate the matter and grant us your approval at the earliest.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl: a/a

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

Certified copy of the resolution passed by the Board of Directors of Indian Petrochemicals Corporation Limited on August 9, 2006

"RESOLVED THAT approval is hereby given for seeking extension of time for a period of 3 months for holding next annual general meeting of the Company (for 2005-06), in terms of the provisions of Section 166 (1) of the Companies Act, 1956.

RESOLVED FURTHER THAT Ms. Shashikala Rao, Deputy Company Secretary be and is hereby authorised to make necessary application to Registrar of Companies, Gujarat at Ahmedabad and to do all other acts, matters, deeds and things and to execute such other documents as may be required to give effect to this resolution."

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Date: August 11, 2006

FORM 23

Registration of resolution(s) and agreement(s)

[Pursuant to section 192 of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) of company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST.VADODARA
Gujarat
INDIA

3. Date of dispatch of notice: (DD/MM/YYYY)

4. Date of passing the resolution: 10/08/2006 (DD/MM/YYYY)

5. *Registration of

☑ Resolution(s) ☐ Agreement(s)

6. Resolution

(i)(a) Subject matter of the resolution

Board resolution for extension of Annual General Meeting for the year 2005-06

(b) Section of the Companies Act, 1956 under which the resolution is passed: 289 and 166

(c) Indicate the authority passing or agreeing to the resolution

◉ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

(d) Whether ordinary or special resolution or with requisite majority

○ Ordinary resolution ○ Special resolution ◉ Requisite majority

(ii)(a) Subject matter of the resolution

(b) Section of the Companies Act,1956 under which the resolution is passed:

(c) Indicate the authority passing or agreeing to the resolution

○ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

(d) Whether ordinary or special resolution or with requisite majority

○ Ordinary resolution ○ Special resolution ○ Requisite majority

(iii)(a) Subject matter of the resolution

(b) Section of the Companies Act, 1956 under which the resolution is passed

(c) Indicate the authority passing or agreeing to the resolution

○ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

(d) Whether ordinary or special resolution or with requisite majority

○ Ordinary resolution ○ Special resolution ○ Requisite majority

7. Agreement

(i)(a) Subject matter of the agreement

(b) Reference to section of the Companies Act, 1956 (if applicable)

(c) Date of the agreement (DD/MM/YYYY)

(d) Indicate the authority adopting the agreement

○ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

(ii)(a) Subject matter of the agreement

(b) Reference to section of the Companies Act, 1956 (if applicable)

(c) Date of the agreement (DD/MM/YYYY)

(d) Indicate the authority adopting the agreement

○ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

(iii)(a) Subject matter of the agreement

(b) Reference to section of the Companies Act, 1956 (if applicable)

(c) Date of the agreement (DD/MM/YYYY)

(d) Indicate the authority adopting the agreement

○ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

Attachments

1. Copy of resolution along with copy of explanatory statement under section 173 [Attach]
2. Memorandum of association [Attach]
3. Articles of association [Attach]
4. Copy of agreement [Attach]
5. Optional attachment(s) - if any [Attach]

List of attachments

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete. It is also certified that copy of the resolution(s) or agreement(s) filed herewith is or are a true copy(s) of the original.

I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company

CERTIFICATE

It is hereby certified that I have verified the above particulars from the books of account and records of M/s

INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

The Registrar of Companies
Gujarat,
ROC Bhavan, Opp. Rupal Park,
Naranpura,
Ahmedabad – 380 013

August 11, 2006

Dear Sir,

Company Identification Number (CIN): L23200GJ1969PLC001569

Sub: Application for extension of time for holding Annual General Meeting of the Company for 2005-06

1. We wish to inform you that the hearing of the Petition(s) for amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively "the Transferor Companies") with IPCL, pursuant to the provisions of Sections 391 to 394 of the Companies Act, 1956, is scheduled for August 18, 2006.

2. After the sanction of the High Court of Gujarat at Ahmedabad on the aforesaid Petitions, IPCL, in consultation with the Stock Exchanges will fix Book Closure for issue and allotment of shares to the shareholders of the Transferor Companies in the share exchange ratio as per the Scheme. Thereafter, the combined accounts of IPCL is proposed to be placed for approval of the Shareholders of the merged IPCL.

3. We request you to note that post-merger, the number of IPCL Shareholders will increase from approximately 2.5 lacs to over 5 lacs. To enable us to complete the printing and despatch of the Notice convening the Annual General Meeting of the Company and the Annual Report for the Financial Year 2005-06, in accordance with the statutory requirements we request you to grant extension of time for holding the Annual General Meeting for 2005-06.

4. The last Annual General Meeting (36th AGM) of the Company was held on June 27, 2005. In terms of the provisions of Sub-Section (1) of Section 166 read with Section 210 of the Companies Act, 1956 the Company is required to adopt its Annual Accounts for the Financial Year ended March 31, 2006 and hold its Annual General Meeting on or before September 26, 2006, i.e. the last date by which the Company should adopt Annual Accounts and hold its Annual General Meeting for the Financial Year 2005-2006.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

In view of the submission in paras 2 & 3 above, we request you to grant us your approval for extension of time under Sub-Section (1) of Section 166 of the Companies Act, 1956 read with clause (b) of Sub-Section (3) of Section 210 of the Companies Act, 1956 for adoption of accounts for the Financial Year ended March 31, 2006 and holding the 37th Annual General Meeting of our Company up to December 26, 2006.

We enclose a certified true copy of the resolution passed by the Board of directors in this regard.

We wish to state that our Company during the past several years has been holding Annual General Meeting in June/July every year. We have not made any application to you seeking extension of time for holding the Annual General Meeting for the past one decade.

We trust you would appreciate the matter and grant us your approval at the earliest.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl: a/a

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

Certified copy of the resolution passed by the Board of Directors of Indian Petrochemicals Corporation Limited on August 9, 2006

"RESOLVED THAT approval is hereby given for seeking extension of time for a period of 3 months for holding next annual general meeting of the Company (for 2005-06), in terms of the provisions of Section 166 (1) of the Companies Act, 1956.

RESOLVED FURTHER THAT Ms. Shashikala Rao, Deputy Company Secretary be and is hereby authorised to make necessary application to Registrar of Companies, Gujarat at Ahmedabad and to do all other acts, matters, deeds and things and to execute such other documents as may be required to give effect to this resolution."

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Date: August 11, 2006

FORM 61

[Pursuant to section 166, 210, 394, 560, 621A of the Companies Act, 1956]

Form for filing an application with Registrar of Companies

Note - All fields marked in * are to be mandatorily filled.

1(a).* Corporate identity number (CIN) of company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2 (a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST VADODARA
Gujarat
INDIA

3. *Application filed for

- ○ Compounding of offences
- ◉ Extension of period of annual general meeting by three months under section166(1)
- ○ Exemption from holding annual general meeting at the registered office under section 166(2)
- ○ Extending the period of annual accounts upto eighteen months under section 210(4)
- ○ Declaring a defunct company under section 560
- ○ Amalgamation
- ○ Others

4. If others, then specify

5. Whether application for compounding offence is filed by

○ Company ○ Director ○ Manager or secretary ○ Other

6. Director identification number (DIN) or income-tax permanent account number (PAN)

7. Name of the applicant

8.(a) Service request number of Form 23

(b) Date of passing special or ordinary resolution (DD/MM/YYYY)

(c) Date of filing Form 23 (DD/MM/YYYY)

9.* Details of application

LETTER ATTACHED.

Attachments

1. Board resolution [Attach]
2. Scheme of amalgamation [Attach]
3. *Detailed application [Attach]
4. Optional attachment(s) - if any [Attach]

List of attachments

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this application and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated 25/04/2006 (DD/MM/YYYY) to sign and submit this application.

To be digitally signed by

Managing director or director or manager or secretary of the company

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

Digital signature of the authorising officer

This e-Form is hereby approved

This e-Form is hereby rejected

[Submit to BO]

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

The Registrar of Companies
Gujarat,
ROC Bhavan, Opp. Rupal Park,
Naranpura,
Ahmedabad – 380 013

August 11, 2006

Dear Sir,

Company Identification Number (CIN): L23200GJ1969PLC001569

Sub: Application for extension of time for holding Annual General Meeting of the Company for 2005-06

1. We wish to inform you that the hearing of the Petition(s) for amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively "the Transferor Companies") with IPCL, pursuant to the provisions of Sections 391 to 394 of the Companies Act, 1956, is scheduled for August 18, 2006.

2. After the sanction of the High Court of Gujarat at Ahmedabad on the aforesaid Petitions, IPCL, in consultation with the Stock Exchanges will fix Book Closure for issue and allotment of shares to the shareholders of the Transferor Companies in the share exchange ratio as per the Scheme. Thereafter, the combined accounts of IPCL is proposed to be placed for approval of the Shareholders of the merged IPCL.

3. We request you to note that post-merger, the number of IPCL Shareholders will increase from approximately 2.5 lacs to over 5 lacs. To enable us to complete the printing and despatch of the Notice convening the Annual General Meeting of the Company and the Annual Report for the Financial Year 2005-06, in accordance with the statutory requirements we request you to grant extension of time for holding the Annual General Meeting for 2005-06.

4. The last Annual General Meeting (36th AGM) of the Company was held on June 27, 2005. In terms of the provisions of Sub-Section (1) of Section 166 read with Section 210 of the Companies Act, 1956 the Company is required to adopt its Annual Accounts for the Financial Year ended March 31, 2006 and hold its Annual General Meeting on or before September 26, 2006, i.e. the last date by which the Company should adopt Annual Accounts and hold its Annual General Meeting for the Financial Year 2005-2006.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

In view of the submission in paras 2 & 3 above, we request you to grant us your approval for extension of time under Sub-Section (1) of Section 166 of the Companies Act, 1956 read with clause (b) of Sub-Section (3) of Section 210 of the Companies Act, 1956 for adoption of accounts for the Financial Year ended March 31, 2006 and holding the 37th Annual General Meeting of our Company up to December 26, 2006.

We enclose a certified true copy of the resolution passed by the Board of directors in this regard.

We wish to state that our Company during the past several years has been holding Annual General Meeting in June/July every year. We have not made any application to you seeking extension of time for holding the Annual General Meeting for the past one decade.

We trust you would appreciate the matter and grant us your approval at the earliest.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl: a/a

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

Certified copy of the resolution passed by the Board of Directors of Indian Petrochemicals Corporation Limited on August 9, 2006

"RESOLVED THAT approval is hereby given for seeking extension of time for a period of 3 months for holding next annual general meeting of the Company (for 2005-06), in terms of the provisions of Section 166 (1) of the Companies Act, 1956.

RESOLVED FURTHER THAT Ms. Shashikala Rao, Deputy Company Secretary be and is hereby authorised to make necessary application to Registrar of Companies, Gujarat at Ahmedabad and to do all other acts, matters, deeds and things and to execute such other documents as may be required to give effect to this resolution."

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Date: August 11, 2006

The Registrar of Companies
Gujarat,
ROC Bhavan, Opp. Rupal Park,
Naranpura,
Ahmedabad - 380 013

August 9, 2006

Dear Sir,

Company Identification Number (CIN): L23200GJ1969PLC001569

Sub: Application for extension of time for holding Annual General Meeting of the Company for 2005-06

1. We wish to inform you that the hearing of the Petition(s) for amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively "the Transferor Companies") with IPCL, pursuant to the provisions of Sections 391 to 394 of the Companies Act, 1956, is scheduled for August 18, 2006.

2. After the sanction of the High Court of Gujarat at Ahmedabad on the aforesaid Petitions, IPCL, in consultation with the Stock Exchanges will fix Book Closure for issue and allotment of shares to the shareholders of the Transferor Companies in the share exchange ratio as per the Scheme. Thereafter, the combined accounts of IPCL is proposed to be placed for approval of the Shareholders of the merged IPCL.

3. We request you to note that post-merger, the number of IPCL Shareholders will increase from approximately 2.5 lacs to over 5 lacs. To enable us to complete the printing and despatch of the Notice convening the Annual General Meeting of the Company and the Annual Report for the Financial Year 2005-06, in accordance with the statutory requirements we request you to grant extension of time for holding the Annual General Meeting for 2005-06.

4. The last Annual General Meeting (36th AGM) of the Company was held on June 27, 2005. In terms of the provisions of Sub-Section (1) of Section 166 read with Section 210 of the Companies Act, 1956 the Company is required to adopt its Annual Accounts for the Financial Year ended March 31, 2006 and hold its Annual General Meeting on or before September 26, 2006, i.e. the last date by which the Company should adopt Annual Accounts and hold its Annual General Meeting for the Financial Year 2005-2006.

In view of the submission in paras 2 & 3 above, we request you to grant us your approval for extension of time under Sub-Section (1) of Section 166 of the Companies Act, 1956 read with clause (b) of Sub-Section (3) of Section 210 of the Companies Act, 1956 for adoption of accounts for the Financial Year ended March 31, 2006 and holding the 37th Annual General Meeting of our Company up to December 26, 2006.

(XX)

We wish to state that our Company during the past several years has been holding Annual General Meeting in June/July every year. We have not made any application to you seeking extension of time for holding the Annual General Meeting for the past one decade.

We trust you would appreciate the matter and grant us your approval at the earliest.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

(XX) We enclose a certified true copy of the resolution passed by the Board of Directors in this regard.

August 9, 2006

The Registrar of Companies
Gujarat,
ROC Bhavan, Opp. Rupal Park,
Naranpura,
Ahmedabad – 380 013

Dear Sir,

Company Identification Number (CIN): L23200GJ1969PLC001569

Sub: Application for extension of time for holding Annual General Meeting of the Company for 2005-06

1. We wish to inform you that the hearing of the Petition(s) for amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively "the Transferor Companies") with IPCL, pursuant to the provisions of Sections 391 to 394 of the Companies Act, 1956, is scheduled for August 18, 2006.

2. ~~Subject to~~ After the sanction of the High Court of Gujarat at Ahmedabad on the aforesaid Petitions, IPCL ~~will have to issue and allot~~ shares to the shareholders of the Transferor Companies in the share exchange ratio as per the Scheme. Thereafter, the combined accounts of IPCL is proposed to be placed for approval of the Shareholders of the merged IPCL.

3. We request you to note that post-merger, the number of IPCL Shareholders will increase from approximately 2.5 lacs to over ~~5.5~~ 5 lacs. To enable us to complete the printing and despatch of the Notice convening the Annual General Meeting of the Company and the Annual Report for the Financial Year 2005-06, in accordance with the statutory requirements we request you to grant extension of time for holding the Annual General Meeting for 2005-06.

4. The last Annual General Meeting (36th AGM) of the Company was held on June 27, 2005. In terms of the provisions of Sub-Section (1) of Section 166 read with Section 210 of the Companies Act, 1956 the Company is required to adopt its Annual Accounts for the Financial Year ended March 31, 2006 and hold its Annual General Meeting on or before September 26, 2006, i.e. the last date by which the Company should adopt Annual Accounts and hold its Annual General Meeting for the Financial Year 2005-2006.

8. In view of the submission in paras 2 & 3 above, we request you to grant us your approval for extension of time under Sub-Section (1) of Section 166 of the Companies Act, 1956 read with clause (b) of Sub-Section (3) of Section 210 of the Companies Act, 1956 for adoption of accounts for the Financial Year ended March 31, 2006 and holding the 37th Annual General Meeting of our Company up to December 26, 2006.

We wish to state that our Company during the past several years has been holding Annual General Meeting in June/July every year. We have not made any application to you seeking extension of time for holding the Annual General Meeting for the past one decade.

We trust you would appreciate the matter and grant us your approval at the earliest.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

The Registrar of Companies
Gujarat,
ROC Bhavan, Opp. Rupal Park,
Naranpura,
Ahmedabad – 380 013

August 11, 2006

Dear Sir,

Company Identification Number (CIN): L23200GJ1969PLC001569

Sub: Registration of alteration of the Objects Clause of the Memorandum of Association

We wish to inform you that the Members of the Company have approved the alteration of the Objects Clause of the Memorandum of Association of the Company by passing a special resolution by Postal Ballot on August 7, 2006.

In this regard, please find enclosed following documents:

1. Form 23 alongwith the certified copy of resolution and explanatory statement and the altered copy of the Memorandum of Association.

2. Postal Ballot Notice dated July 5, 2006 sent the Members.

We request you to kindly register and certify the registration of the alteration of the Objects Clause of the Memorandum of Association of the Company at the earliest.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl:a/a

FORM 23

[Pursuant to section 192 of the Companies Act, 1956]

Registration of resolution(s) and agreement(s)

Note - All fields marked in * are to be mandatorily filled.

1(a).*Corporate identity number (CIN) of company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST.VADODARA
Gujarat
INDIA

3. Date of dispatch of notice: 05/07/2006 (DD/MM/YYYY)

4. Date of passing the resolution: 07/08/2006 (DD/MM/YYYY)

5. *Registration of

☑ Resolution(s) ☐ Agreement(s)

6. Resolution

(i)(a) Subject matter of the resolution

ALTERATION OF THE OBJECTS CLAUSE TO THE MEMORANDUM OF ASSOCIATION BY PASSING THE RESOLUTION BY POSTAL BALLOT

(b) Section of the Companies Act, 1956 under which the resolution is passed: 17 & 192A

(c) Indicate the authority passing or agreeing to the resolution

○ Board of directors ◉ Shareholders ○ Class of shareholders ○ Creditors

(d) Whether ordinary or special resolution or with requisite majority

○ Ordinary resolution ◉ Special resolution ○ Requisite majority

(ii)(a) Subject matter of the resolution

(b) Section of the Companies Act,1956 under which the resolution is passed:

(c) Indicate the authority passing or agreeing to the resolution

○ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

(d) Whether ordinary or special resolution or with requisite majority

○ Ordinary resolution ○ Special resolution ○ Requisite majority

(iii)(a) Subject matter of the resolution

(b) Section of the Companies Act, 1956 under which the resolution is passed

(c) Indicate the authority passing or agreeing to the resolution

○ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

(d) Whether ordinary or special resolution or with requisite majority

○ Ordinary resolution ○ Special resolution ○ Requisite majority

7. Agreement

(i)(a) Subject matter of the agreement

(b) Reference to section of the Companies Act, 1956 (if applicable)

(c) Date of the agreement (DD/MM/YYYY)

(d) Indicate the authority adopting the agreement

○ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

(ii)(a) Subject matter of the agreement

(b) Reference to section of the Companies Act, 1956 (if applicable)

(c) Date of the agreement (DD/MM/YYYY)

(d) Indicate the authority adopting the agreement

○ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

(iii)(a) Subject matter of the agreement

(b) Reference to section of the Companies Act, 1956 (if applicable)

(c) Date of the agreement (DD/MM/YYYY)

(d) Indicate the authority adopting the agreement

○ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

Attachments

1. Copy of resolution along with copy of explanatory statement under section 173 [Attach]
2. Memorandum of association [Attach]
3. Articles of association [Attach]
4. Copy of agreement [Attach]
5. Optional attachment(s) - if any [Attach]

List of attachments

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete. It is also certified that copy of the resolution(s) or agreement(s) filed herewith is or are a true copy(s) of the original.

I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

CERTIFICATE

It is hereby certified that I have verified the above particulars from the books of account and records of M/s INDIAN PETROCHEMICALS CORPORATION LIMITED and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

Certified copy of the resolution passed by the Shareholders through Postal Ballot on August 7, 2006

"RESOLVED THAT, pursuant to the provisions of Section 17 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), and subject to the approval of the Members of the Company by a Special Resolution by Postal Ballot under Section 192A of the Act and the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, the Memorandum of Association of the Company, be altered as under :

1. Item (d) of Sub Clause 1 of Clause (A) of Part III of the Memorandum of Association of the Company be deleted and substituted by the following:

'(d) all types of man-made and synthetic fibres, including polyester, polyester filament yarn, polyester staple fibre, nylon staple fibre, nylon filament yarn, acrylic fibre, rayon, grade wood pulp, viscose staple fibre, polypropylene staple fibre, polyvinyl alcohol, vinyl acetate, polypropylene filament yarn, polyethylene terephthalate (P.E.T.), blended fibres, viscose filament yarn, modal fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types and grades and copolymer formulations and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, tubes, pipes, fittings, granules, laminates, co-extrudates or as processed goods, including specifically polyester chips, dimethyl terephthalate (D.M.T.), purified terephthalic acid (P.T.A.), mono-ethylene glycol (M.E.G.) , acrylonitrile, p-xylene, polyester, metallised films, filament yarns, polyethylene, polypropylene, poly-styrene, poly-vinylchloride, polyvinyl acetate, vinyl acetate, polymethyl metacrylate, epoxy resins, alkyd resins, melamine resins, polycarbonates, polyamides, polyacrylonitirile, acrylics, modacrylics, polyesters such as polyethylene terephthalate and polyethylene isophthalate, polybutene terephthalate, thermosetting and thermoplastic materials and compounding agents and additives thereof ';

2. The following new item (l) be added after item (k) of Sub Clause 1 of Clause (A) of Part III of the Memorandum of Association of the Company :

'(l) all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise';

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

RESOLVED FURTHER THAT the Board of Directors of the Company, be and is hereby authorised to take all such steps as may be necessary, proper or expedient to give effect to this resolution."

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Date: August 11, 2006

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

Certified copy of the Explanatory Statement pursuant to Section 192A(2) and Section 173(2) of the Companies Act, 1956 setting out all the material facts pertaining to the Special Resolution

---

The Board of Directors at their meeting held on April 25,2006 approved the proposal for amalgamation of six (6) polyester companies, namely, Apollo Fibres Limited, Central India Polyesters Limited, India Polyfibers Limited, Orissa Polyfibers Limited, Recron Synthetics Limited and Silvassa Industries Private Limited ("Transferor Companies") with IPCL ("the Transferee Company").

The said amalgamation would result in integration of the manufacturing facilities, optimum utilization of resources and competitive advantage in the value chain.

All the aforesaid Transferor Companies are engaged in the manufacture of Polyester Products. IPCL manufactures monoethylene glycol (MEG), the raw material used by the said Transferor Companies. The integration of the facilities can be conveniently and advantageously achieved, benefiting the stakeholders of both, the Transferor Companies and the Transferee Company.

In order to enable IPCL, the Transferee Company to carry on the business of the Transferor Companies, it is necessary to amend the Objects Clause of IPCL to include the business of the said Transferor Companies.

In terms of the provisions of Section 17 of the Companies Act, 1956, it is proposed to alter the Objects Clause of the Memorandum of Association of the Company to enable the Transferee Company to carry on business in Polyester Products. Further, in terms of Section 192A (1) of the Act, read with Rule 4 of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001, , in case of listed companies, the said Special Resolution is required to be passed through Postal Ballot.

Members are requested to communicate their assent or dissent in writing in the Postal Ballot Form sent herewith in accordance with the instructions set out therein.

None of the Directors is, in any way, concerned or interested in the proposed Special Resolution.

The Board of Directors of the Company commends the Special Resolution as set out in the Notice for Members' approval.

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Date: August 11, 2006

INDIAN PETROCHEMICALS CORPORATION LIMITED

P.O. Petrochemicals, District Vadodara 391 346, Gujarat, India.

Dear Member,

POSTAL BALLOT NOTICE

Pursuant to Section 192A(2) of the Companies Act, 1956

Notice is hereby given that the following Resolution is required to be passed as a Special Resolution through Postal Ballot in accordance with the provisions of Section 17 and other applicable provisions, if any, of the Companies Act, 1956 (the "**Act**") read with Section 192A of the Act and the Rules made thereunder and the Company proposes the same for the approval by its Members.

An Explanatory Statement pursuant to Section 192A(2) and Section 173(2) of the Act setting out all material facts pertaining to the Resolution set out below is annexed hereto alongwith a Postal Ballot Form for your consideration.

The Company has appointed Dr. S. D. Israni, Practising Company Secretary, as Scrutinizer for conducting the voting through Postal Ballot in a fair and transparent manner.

You are requested to carefully read the instructions printed in the Postal Ballot Form and ensure that the said Postal Ballot Form **(no other form or photocopy thereof is permitted)** duly completed, in the attached self-addressed postage pre-paid envelope reaches the Scrutinizer on or before the close of working hours on Friday, August 4, 2006. The Scrutinizer will submit his Report to the Chairman of the Board of Directors after completion of the scrutiny and the result of voting by Postal Ballot shall be declared at the Registered Office of the Company on Monday, August 7, 2006 at 4.00 p.m.

Special Resolution to be passed through Postal Ballot :

To consider and if thought fit, to pass the following resolution as a **Special Resolution:**

"RESOLVED THAT, pursuant to the provisions of Section 17 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), and subject to the approval of the Members of the Company by a Special Resolution by Postal Ballot, under Section 192A of the Companies Act, 1956 and the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001 the Memorandum of Association of the Company, be altered as under :

1. Item (d) of Sub Clause 1 of Clause (A) of Part III of the Memorandum of Association of the Company be deleted and substituted by the following :

   '(d) all types of man-made and synthetic fibres, including polyester, polyester filament yarn, polyester staple fibre, nylon staple fibre, nylon filament yarn, acrylic fibre, rayon, grade wood pulp, viscose staple fibre, polypropylene staple fibre, polyvinyl alcohol, vinyl acetate, polypropylene filament yarn, polyethylene terephthalate (P.E.T.), blended fibres, viscose filament yarn, modal fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types and grades and copolymer formulations and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, tubes, pipes, fittings, granules, laminates, co-extrudates or as processed goods, including specifically polyester chips, dimethyl terephthalate (D.M.T.), purified terephthalic acid (P.T.A.), mono-ethylene glycol (M.E.G.), acrylonitrile, p-xylene, polyester, metallised films, filament yarns, polyethylene, polypropylene, poly-styrene, poly-vinylchloride, polyvinyl acetate, vinyl acetate, polymethyl metacrylate, epoxy resins, alkyd resins, melamine resins, polycarbonates, polyamides, polyacrylonitrile, acrylics, modacrylics, polyesters such as polyethylene terephthalate and polyethylene isophthalate, polybutene terephthalate, thermosetting and thermoplastic materials and compounding agents and additives thereof;'

2. The following new item (l) be added after item (k) of Sub Clause 1 of Clause (A) of Part III of the Memorandum of Association of the Company :

   '(l) all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise;'

RESOLVED FURTHER THAT the Board of Directors of the Company, be and is hereby authorised to take all such steps as may be necessary, proper or expedient to give effect to this resolution."

By Order of the Board

Sd/-

Shashikala Rao

Deputy Company Secretary

Mumbai,
Dated : July 5, 2006

Registered Office:
P.O. Petrochemicals,
District Vadodara 391 346
Gujarat, India

INDIAN PETROCHEMICALS CORPORATION LIMITED

P.O. Petrochemicals, District Vadodara 391 346, Gujarat, India.

POSTAL BALLOT FORM

1. Name and Registered Address of the sole / first named Member (In BLOCK LETTERS)	
2. Name(s) of the joint Member(s), if any (In BLOCK LETTERS)	
3. Registered Folio No. / DP ID / Client ID * *(Applicable to investors holding shares in dematerialised form)	SAMPLE
4. Number of shares held	
5. I / We hereby exercise my/ our vote in respect of the Special Resolution to be passed through Postal Ballot for the business stated in the Notice of the Company by sending my/ our assent or dissent to the said resolution by placing the tick (✓) mark at the appropriate box below.	

Description	No. of Shares		Please tick (✓) in the appropriate box below
Special Resolution pursuant to Section 17 of the Companies Act, 1956, read with Section 192A of the Companies Act, 1956 for altering the Objects Clause of the Memorandum of Association of the Company.		I/We assent to the Resolution	
		I/We dissent to the Resolution	

Place :

Date :

Signature of the Member
(Refer Instruction No. 3 overleaf)

Note : Please read the instructions printed overleaf carefully before exercising your vote.

Orient Press Ltd. 2306 1251

MINISTRY OF COMPANY AFFAIRS
ACKNOWLEDGEMENT FORM

SRN : A02943074		**Service Request Date :** 14-08-2006

Received From:

Name : DHARTI NISHIT PARIKH

Address : 1, MAYANK JYOTI FLAT
OPP. MADHUPURA MARKET
SHAHIBAGH
AHMEDABAD,Gujarat
INDIA - 380004

Name & Address of the company

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

CIN : L23200GJ1969PLC001569

Full Particulars of eFiling	**Amount**
Service Description	**Rs.**
Fee For Form 61-Apply for extension of period of AGM by 3 months u/s 166(1)	Nil

MINISTRY OF COMPANY AFFAIRS
CHALLAN
G.A.R.7

Challan No. :	A02943041	**Civil**
Challan Date :	14-08-2006	**Expiry Date** : 21-08-2006
Challan of money paid into		

....(BANK) ....(BRANCH)

By Whom tendered

Name : P A SONI
Address : MEMNAGAR
AHMEDABAD,Gujarat
INDIA - 380052

Name & Address of the entity on whose behalf money is paid

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED
Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form23	Normal	500.00
Total		500.00

Head of Account : 1475001050000: Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Five Hundred only

Mode of Payment: ☐Cash ☐Cheque/Demand Draft

Cheque/Demand Draft details: Instrument No. : .... Dated : ....
Drawn on (Name of the Bank & Branch):............................

Date:............................ **Signature of the Remitter:**............................

(For Bank use only)

Received Payments (in words) Rs :..........................

Date:............................ **Bank Officer:**............................

(For Office use only)

Received Payments (in words) Rs :..........................

Date:............................ **RoC Cashier:**............................

S.B.I.
Commercial Branch, Ahmedabad.
14 AUG 2006
CASH RECD.
BSR0006925 sign.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

The Registrar of Companies
Gujarat,
ROC Bhavan, Opp. Rupal Park,
Naranpura,
Ahmedabad – 380 013

August 11, 2006

Dear Sir,

Company Identification Number (CIN): L23200GJ1969PLC001569

Sub: Application for extension of time for holding Annual General Meeting of the Company for 2005-06

1. We wish to inform you that the hearing of the Petition(s) for amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively "the Transferor Companies") with IPCL, pursuant to the provisions of Sections 391 to 394 of the Companies Act, 1956, is scheduled for August 18, 2006.

2. After the sanction of the High Court of Gujarat at Ahmedabad on the aforesaid Petitions, IPCL, in consultation with the Stock Exchanges will fix Book Closure for issue and allotment of shares to the shareholders of the Transferor Companies in the share exchange ratio as per the Scheme. Thereafter, the combined accounts of IPCL is proposed to be placed for approval of the Shareholders of the merged IPCL.

3. We request you to note that post-merger, the number of IPCL Shareholders will increase from approximately 2.5 lacs to over 5 lacs. To enable us to complete the printing and despatch of the Notice convening the Annual General Meeting of the Company and the Annual Report for the Financial Year 2005-06, in accordance with the statutory requirements we request you to grant extension of time for holding the Annual General Meeting for 2005-06.

4. The last Annual General Meeting (36th AGM) of the Company was held on June 27, 2005. In terms of the provisions of Sub-Section (1) of Section 166 read with Section 210 of the Companies Act, 1956 the Company is required to adopt its Annual Accounts for the Financial Year ended March 31, 2006 and hold its Annual General Meeting on or before September 26, 2006, i.e. the last date by which the Company should adopt Annual Accounts and hold its Annual General Meeting for the Financial Year 2005-2006.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

In view of the submission in paras 2 & 3 above, we request you to grant us your approval for extension of time under Sub-Section (1) of Section 166 of the Companies Act, 1956 read with clause (b) of Sub-Section (3) of Section 210 of the Companies Act, 1956 for adoption of accounts for the Financial Year ended March 31, 2006 and holding the 37th Annual General Meeting of our Company up to December 26, 2006.

We enclose a certified true copy of the resolution passed by the Board of directors in this regard.

We wish to state that our Company during the past several years has been holding Annual General Meeting in June/July every year. We have not made any application to you seeking extension of time for holding the Annual General Meeting for the past one decade.

We trust you would appreciate the matter and grant us your approval at the earliest.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl: a/a

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

Certified copy of the resolution passed by the Board of Directors of Indian Petrochemicals Corporation Limited on August 9, 2006

"RESOLVED THAT approval is hereby given for seeking extension of time for a period of 3 months for holding next annual general meeting of the Company (for 2005-06), in terms of the provisions of Section 166 (1) of the Companies Act, 1956.

RESOLVED FURTHER THAT Ms. Shashikala Rao, Deputy Company Secretary be and is hereby authorised to make necessary application to Registrar of Companies, Gujarat at Ahmedabad and to do all other acts, matters, deeds and things and to execute such other documents as may be required to give effect to this resolution."

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Date: August 11, 2006

FORM 23

[Pursuant to section 192 of the Companies Act, 1956]

Registration of resolution(s) and agreement(s)

Note - All fields marked in * are to be mandatorily filled.

1(a).*Corporate identity number (CIN) of company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST VADODARA
Gujarat
INDIA

3. Date of dispatch of notice: (DD/MM/YYYY)

4. Date of passing the resolution: 10/08/2006 (DD/MM/YYYY)

5. *Registration of

☑ Resolution(s) ☐ Agreement(s)

6. Resolution

(i)(a) Subject matter of the resolution

Board resolution for extension of Annual General Meeting for the year 2005-06

(b) Section of the Companies Act, 1956 under which the resolution is passed: 289 and 166

(c) Indicate the authority passing or agreeing to the resolution

◉ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

(d) Whether ordinary or special resolution or with requisite majority

○ Ordinary resolution ○ Special resolution ◉ Requisite majority

(ii)(a) Subject matter of the resolution

(b) Section of the Companies Act,1956 under which the resolution is passed:

(c) Indicate the authority passing or agreeing to the resolution

○ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

(d) Whether ordinary or special resolution or with requisite majority

○ Ordinary resolution ○ Special resolution ○ Requisite majority

(iii)(a) Subject matter of the resolution

(b) Section of the Companies Act, 1956 under which the resolution is passed

(c) Indicate the authority passing or agreeing to the resolution

○ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

(d) Whether ordinary or special resolution or with requisite majority

○ Ordinary resolution ○ Special resolution ○ Requisite majority

7. Agreement

(i)(a) Subject matter of the agreement

(b) Reference to section of the Companies Act, 1956 (if applicable)

(c) Date of the agreement (DD/MM/YYYY)

(d) Indicate the authority adopting the agreement

○ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

(ii)(a) Subject matter of the agreement

(b) Reference to section of the Companies Act, 1956 (if applicable)

(c) Date of the agreement (DD/MM/YYYY)

(d) Indicate the authority adopting the agreement

○ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

(iii)(a) Subject matter of the agreement

(b) Reference to section of the Companies Act, 1956 (if applicable)

(c) Date of the agreement (DD/MM/YYYY)

(d) Indicate the authority adopting the agreement

○ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

Attachments

1. Copy of resolution along with copy of explanatory statement under section 173 [Attach]
2. Memorandum of association [Attach]
3. Articles of association [Attach]
4. Copy of agreement [Attach]
5. Optional attachment(s) - if any [Attach]

List of attachments

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete. It is also certified that copy of the resolution(s) or agreement(s) filed herewith is or are a true copy(s) of the original.

I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company

CERTIFICATE

It is hereby certified that I have verified the above particulars from the books of account and records of M/s INDIAN PETROCHEMICALS CORPORATION LIMITED and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

The Registrar of Companies
Gujarat,
ROC Bhavan, Opp. Rupal Park,
Naranpura,
Ahmedabad - 380 013

August 11, 2006

Dear Sir,

Company Identification Number (CIN): L23200GJ1969PLC001569

Sub: Application for extension of time for holding Annual General Meeting of the Company for 2005-06

1. We wish to inform you that the hearing of the Petition(s) for amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively "the Transferor Companies") with IPCL, pursuant to the provisions of Sections 391 to 394 of the Companies Act, 1956, is scheduled for August 18, 2006.

2. After the sanction of the High Court of Gujarat at Ahmedabad on the aforesaid Petitions, IPCL, in consultation with the Stock Exchanges will fix Book Closure for issue and allotment of shares to the shareholders of the Transferor Companies in the share exchange ratio as per the Scheme. Thereafter, the combined accounts of IPCL is proposed to be placed for approval of the Shareholders of the merged IPCL.

3. We request you to note that post-merger, the number of IPCL Shareholders will increase from approximately 2.5 lacs to over 5 lacs. To enable us to complete the printing and despatch of the Notice convening the Annual General Meeting of the Company and the Annual Report for the Financial Year 2005-06, in accordance with the statutory requirements we request you to grant extension of time for holding the Annual General Meeting for 2005-06.

4. The last Annual General Meeting (36th AGM) of the Company was held on June 27, 2005. In terms of the provisions of Sub-Section (1) of Section 166 read with Section 210 of the Companies Act, 1956 the Company is required to adopt its Annual Accounts for the Financial Year ended March 31, 2006 and hold its Annual General Meeting on or before September 26, 2006, i.e. the last date by which the Company should adopt Annual Accounts and hold its Annual General Meeting for the Financial Year 2005-2006.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

In view of the submission in paras 2 & 3 above, we request you to grant us your approval for extension of time under Sub-Section (1) of Section 166 of the Companies Act, 1956 read with clause (b) of Sub-Section (3) of Section 210 of the Companies Act, 1956 for adoption of accounts for the Financial Year ended March 31, 2006 and holding the 37th Annual General Meeting of our Company up to December 26, 2006.

We enclose a certified true copy of the resolution passed by the Board of directors in this regard.

We wish to state that our Company during the past several years has been holding Annual General Meeting in June/July every year. We have not made any application to you seeking extension of time for holding the Annual General Meeting for the past one decade.

We trust you would appreciate the matter and grant us your approval at the earliest.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl: a/a

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

Certified copy of the resolution passed by the Board of Directors of Indian Petrochemicals Corporation Limited on August 9, 2006

"RESOLVED THAT approval is hereby given for seeking extension of time for a period of 3 months for holding next annual general meeting of the Company (for 2005-06), in terms of the provisions of Section 166 (1) of the Companies Act, 1956.

RESOLVED FURTHER THAT Ms. Shashikala Rao, Deputy Company Secretary be and is hereby authorised to make necessary application to Registrar of Companies, Gujarat at Ahmedabad and to do all other acts, matters, deeds and things and to execute such other documents as may be required to give effect to this resolution."

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Date: August 11, 2006

FORM 61

[Pursuant to section 166, 210, 394, 560, 621A of the Companies Act, 1956]

Form for filing an application with Registrar of Companies

Note - All fields marked in * are to be mandatorily filled.

1(a).* Corporate identity number (CIN) of company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2 (a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *Application filed for

- ○ Compounding of offences
- ◉ Extension of period of annual general meeting by three months under section166(1)
- ○ Exemption from holding annual general meeting at the registered office under section 166(2)
- ○ Extending the period of annual accounts upto eighteen months under section 210(4)
- ○ Declaring a defunct company under section 560
- ○ Amalgamation
- ○ Others

4. If others, then specify

5. Whether application for compounding offence is filed by

○ Company ○ Director ○ Manager or secretary ○ Other

6. Director identification number (DIN) or income-tax permanent account number (PAN)

7. Name of the applicant

8.(a) Service request number of Form 23

(b) Date of passing special or ordinary resolution (DD/MM/YYYY)

(c) Date of filing Form 23 (DD/MM/YYYY)

9.* Details of application

LETTER ATTACHED.

Attachments

1. Board resolution [Attach]
2. Scheme of amalgamation [Attach]
3. *Detailed application [Attach]
4. Optional attachment(s) - if any [Attach]

List of attachments

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this application and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated 25/04/2006 (DD/MM/YYYY) to sign and submit this application.

To be digitally signed by

Managing director or director or manager or secretary of the company

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

Digital signature of the authorising officer

This e-Form is hereby approved

This e-Form is hereby rejected

[Submit to BO]

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

The Registrar of Companies
Gujarat,
ROC Bhavan, Opp. Rupal Park,
Naranpura,
Ahmedabad – 380 013

August 11, 2006

Dear Sir,

Company Identification Number (CIN): L23200GJ1969PLC001569

Sub: Application for extension of time for holding Annual General Meeting of the Company for 2005-06

1. We wish to inform you that the hearing of the Petition(s) for amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively "the Transferor Companies") with IPCL, pursuant to the provisions of Sections 391 to 394 of the Companies Act, 1956, is scheduled for August 18, 2006.

2. After the sanction of the High Court of Gujarat at Ahmedabad on the aforesaid Petitions, IPCL, in consultation with the Stock Exchanges will fix Book Closure for issue and allotment of shares to the shareholders of the Transferor Companies in the share exchange ratio as per the Scheme. Thereafter, the combined accounts of IPCL is proposed to be placed for approval of the Shareholders of the merged IPCL.

3. We request you to note that post-merger, the number of IPCL Shareholders will increase from approximately 2.5 lacs to over 5 lacs. To enable us to complete the printing and despatch of the Notice convening the Annual General Meeting of the Company and the Annual Report for the Financial Year 2005-06, in accordance with the statutory requirements we request you to grant extension of time for holding the Annual General Meeting for 2005-06.

4. The last Annual General Meeting (36th AGM) of the Company was held on June 27, 2005. In terms of the provisions of Sub-Section (1) of Section 166 read with Section 210 of the Companies Act, 1956 the Company is required to adopt its Annual Accounts for the Financial Year ended March 31, 2006 and hold its Annual General Meeting on or before September 26, 2006, i.e. the last date by which the Company should adopt Annual Accounts and hold its Annual General Meeting for the Financial Year 2005-2006.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

In view of the submission in paras 2 & 3 above, we request you to grant us your approval for extension of time under Sub-Section (1) of Section 166 of the Companies Act, 1956 read with clause (b) of Sub-Section (3) of Section 210 of the Companies Act, 1956 for adoption of accounts for the Financial Year ended March 31, 2006 and holding the 37th Annual General Meeting of our Company up to December 26, 2006.

We enclose a certified true copy of the resolution passed by the Board of directors in this regard.

We wish to state that our Company during the past several years has been holding Annual General Meeting in June/July every year. We have not made any application to you seeking extension of time for holding the Annual General Meeting for the past one decade.

We trust you would appreciate the matter and grant us your approval at the earliest.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl: a/a

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

Certified copy of the resolution passed by the Board of Directors of Indian Petrochemicals Corporation Limited on August 9, 2006

"RESOLVED THAT approval is hereby given for seeking extension of time for a period of 3 months for holding next annual general meeting of the Company (for 2005-06), in terms of the provisions of Section 166 (1) of the Companies Act, 1956.

RESOLVED FURTHER THAT Ms. Shashikala Rao, Deputy Company Secretary be and is hereby authorised to make necessary application to Registrar of Companies, Gujarat at Ahmedabad and to do all other acts, matters, deeds and things and to execute such other documents as may be required to give effect to this resolution."

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Date: August 11, 2006

O/C.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067221 - 230
(D) : (0265) 3067361
Fax : (0265) 3067333

ROC GUJARAT
DATE : 28/7/06
INWARD NO. :
NAME OF CLERK
28/7/06
SIGNATURE

July 27, 2006

Registrar of Companies
Gujarat, Dadra and Nagar Havelli
ROC Bhavan, Opp. Rupal Park Society,
Behind Ankur Bus Stop, Naranpura
Ahmedabad-380013

Dear Sir,

Sub: Scheme of Amalgamation of the Polyester Companies with IPCL

In connection with the captioned subject we are enclosing the photocopies of the No Objection Letters (NOC's) received from the Bombay Stock Exchange Limited (BSE) and The National Stock Exchange of India Limited (NSE) where the securities of the Company are listed.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

for Shashikala Rao
Deputy Company Secretary

Encl:-a/a

Bombay Stock Exchange Limited

BSE

The edge is efficiency

Corporate Services

Ref: DCS/SJK/RCG/AJ/2006/500105

May 22, 2006

The Company Secretary,
Indian Petrochemicals Corporation Limited,
P.O. Petrochemicals Township,
Dist. Vadodara
Gujarat – 391 345.

Dear Sir,

Sub: Application under Clause 24(f) of the Listing Agreement to the proposed scheme of Amalgamation under Section 391-394 of the Companies Act, 1956.

We acknowledge receipt of your letters dated May 11, May 18 and May 22, 2006 forwarding the proposed Scheme of Amalgamation of Appollo Fibres Ltd., Central India Polyesters Ltd., India Polyfibres Ltd., Orissa Polyfibres Ltd., Recron Synthetics Ltd. and Silvassa Industries Pvt. Ltd. with your Company. We also refer to Exchange letter dated May 15, 2006 and the several discussions on the captioned matter.

The Exchange has also noted the confirmation given by the Company stating that the scheme does not in any way violate or override or circumscribe the provisions of the SEBI Act, 1992, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996, the Companies Act, 1956, the rules, regulations and guidelines made under these Acts, and the provisions of the Listing agreement or the requirements of Bombay Stock Exchange Limited (BSE).

However, in case of amalgamation of an unlisted company with a listed company, new securities shall be listed subject to the condition that 25% of the new capital issued pursuant to the scheme shall be under lock-in for three years from the date of listing on BSE.

Accordingly, we hereby convey to you the Exchange's 'No-objection' with limited reference to those matters having bearing on listing/ de-listing/ continuous listing requirements within the provisions of the Listing Agreement, so as to enable you to file the scheme with the Hon'ble High Court.

However, the Exchange reserves its right to withdraw its No-objection approval at any later stage if the information submitted to the Exchange is found to be incomplete / incorrect / misleading / false or for any contravention of Rules, Bye-laws and Regulations of the Exchange, Listing Agreement, Guidelines/Regulations issued by statutory authorities etc.

Yours faithfully,

(Rajesh Gandhi)
Manager - Dept. of Corporate Services

INDIAN PETROCHEMICALS CORP. LTD. 24/5/06

NATIONAL STOCK EXCHANGE OF INDIA LIMITED
Regd. Office : "EXCHANGE PLAZA", BANDRA - KURLA COMPLEX, BANDRA (E), MUMBAI - 400 051. INDIA

Ref: NSE/LIST/22331-Y

May 22, 2006

The Company Secretary
Indian Petrochemicals Corporation Limited
P.O Petrochemicals Township,
Dist.Vadodara-391 345
Gujarat.

Dear Sir,

Sub.: Application under clause 24(f) of the Listing Agreement

We are in receipt of your letter enclosing the draft Scheme of amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

We have perused the draft Scheme of amalgamation the related documents/details submitted by you including the confirmation of the Deputy Company Secretary that the scheme so submitted does not in any way violate, over-ride or circumscribe the provisions of Securities Laws or the Stock Exchange requirements.

Accordingly, we do hereby convey to you our 'no-objection' with limited reference to those matters having a bearing on listing / delisting / continuous listing requirements within the provisions of the Listing Agreement, so as to enable you to file the scheme with the Hon'ble High Court.

Yours faithfully,
For National Stock Exchange of India Limited

Hari K
Asst. Vice President

INDIAN PETROCHEMICALS CORP. LTD.
24/5/06

FORM 17

[Pursuant to section 138 and pursuant to section 600 of the Companies Act, 1956]

Particulars for satisfaction of charges

Note - All fields marked in * are to be mandatorily filled.

1(a).*Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Charge creation identification (ID) number: 80007832 [Pre-fill]

(a). Particulars of the charge holder

CIN:

Name: SBI BOI BOB SBP SBS SBT

Address:
IPCL KOYALI
COSONRTIUM CHARGE
VADODARA
Gujarat
391346

(b). Particulars of creation of original charge and subsequent modifications

(i). Charge creation date: 20/09/1993 (DD/MM/YYYY)

(ii). Charge last modified date: (DD/MM/YYYY)

(iii). * Final amount secured (in Rs.): 3740000000.00

4. *Date of satisfaction of charge in full: 05/09/2006 (DD/MM/YYYY)

Attachments

1. Letter of the charge holder stating that the amount has been satisfied [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

Declaration

I am duly authorised to sign this form

To be digitally signed by

Charge holder (financial institution or bank or debenture holder etc.)

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge satisfaction is hereby registered

Digital signature of the authorising officer [Submit to BO]

ભારતીય સ્ટેટ બેંક
કૉર્પોરેટ ફાઇનાન્સ બ્રાન્ચ,
૫૮, શ્રીમાળી સોસાયટી,
નવરંગપુરા,
અમદાવાદ - ૩૮૦ ૦૦૯.

भारतीय स्टेट बैंक
कॉर्पोरेट वित्त शाखा
५८, श्रीमाली सोसायटी,
नवरंगपुरा,
अहमदाबाद - ३८० ००९.

ફોન/फोन/Phone : 26561044/1045

State Bank of India
CORPORATE FINANCE BRANCH
58, Shrimali Society,
Navrangpura,
Ahmedabad - 380 009.
ફેક્સ/फैक्स/FAX : 26561178/26561128

CFB, A/ AMT 1/ 186 **September 5, 2006**

Indian Petrochemicals Corporation Limited
PO: Petrochemicals - 391 346
District : Vadodara
Gujarat

<u>Sub : Satisfaction of Charge for working capital loan of Rs. 374 crore.</u>

Dear Sirs,

We confirm that the Company has repaid all dues in respect of the working capital loan of Rs. 374 Crores (Rupees three hundred seventy four crores only) vide agreement dated 20th September 1993. As on date there are no dues outstanding either towards the principal and/ or interest, in respect of the same.

We request you to complete the statutory formalities i.e. filing the satisfaction of charge in respect of the above loan with the Office of the Registrar of the Companies, Gujarat.

Yours faithfully,

For State Bank of India

AGM & Relationship Manager

FORM 17

[Pursuant to section 138 and pursuant to section 600 of the Companies Act, 1956]

Particulars for satisfaction of charges

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *Charge creation identification (ID) number: 80007833 [Pre-fill]

(a). Particulars of the charge holder

CIN:

Name: SBI BOI BOB SBP SBS SBT BOA CITIBANK AMERICAN EXP BANK

Address:
KOYALI BRANCH
CONSORTIUM CHARGE
VADODARA
Gujarat
391346

(b). Particulars of creation of original charge and subsequent modifications

(i). Charge creation date: 24/01/1998 (DD/MM/YYYY)

(ii). Charge last modified date: (DD/MM/YYYY)

(iii). * Final amount secured (in Rs.): 4400000000.00

4. *Date of satisfaction of charge in full: 05/09/2006 (DD/MM/YYYY)

3/6

Attachments

1. Letter of the charge holder stating that the amount has been satisfied [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete.
I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

Declaration

I am duly authorised to sign this form

SBI X

To be digitally signed by

Charge holder (financial institution or bank or debenture holder etc.)

For STATE BANK OF INDIA
A.G.M. & Relationship Manager
Corporate Finance Branch, Ahmedabad.

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

R. V. SREERAM
B. Com, F.C.A. A.C.S.
CHARTERED ACCOUNTANT
MEM. No. 201492

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge satisfaction is hereby registered

Digital signature of the authorising officer [Submit to BO]

4/6

MINISTRY OF COMPANY AFFAIRS
CHALLAN
G.A.R.7

Civil

Challan No. : A04157988
Challan Date : 13-09-2006 **Expiry Date** : 20-09-2006

Challan of money paid into

....(BANK) ....(BRANCH)

By Whom tendered

Name : P A SONI
Address : MEMNAGAR
AHMEDABAD,Gujarat
INDIA - 380052

Name & Address of the entity on whose behalf money is paid

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED
Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form17	Normal	500.00
Total		500.00

Head of Account : 1475001050000: Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Five Hundred only
Mode of Payment: ☐Cash ☐Cheque/Demand Draft
Cheque/Demand Draft details: Instrument No. : .... Dated : ....
Drawn on (Name of the Bank & Branch):....................................

Date:.................................... Signature of the Remitter:....................................

(For Bank use only)

Received Payments (in words) Rs :....................

Date:.................................... Bank Officer:....................................

(For Office use only)

Received Payments (in words) Rs :....................

Date:.................................... RoC Cashier:....................................

MINISTRY OF COMPANY AFFAIRS

CHALLAN

G.A.R.7

Civil

Challan No. : A04158457

Challan Date : 13-09-2006 **Expiry Date** : 20-09-2006

Challan of money paid into

....(BANK) ....(BRANCH)

By Whom tendered

Name : P A SONI

Address : MEMNAGAR
AHMEDABAD,Gujarat
INDIA - 380052

Name & Address of the entity on whose behalf money is paid

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form17	Normal	500.00
Total		500.00

Head of Account : 1475001050000: Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Five Hundred only

Mode of Payment: ☐Cash ☐Cheque/Demand Draft

Cheque/Demand Draft details: Instrument No. : .... Dated : ....

Drawn on (Name of the Bank & Branch):..

Date:.. **Signature of the Remitter:**...

(For Bank use only)

Received Payments (in words) Rs :..........................

Date:.. **Bank Officer:**..

(For Office use only)

Received Payments (in words) Rs :..........................

Date:.. **RoC Cashier:**..

FORM 17

Particulars for satisfaction of charges

[Pursuant to section 138 and pursuant to section 600 of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a).*Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Charge creation identification (ID) number: 80007833 [Pre-fill]

(a). Particulars of the charge holder

CIN:

Name: SBI BOI BOB SBP SBS SBT BOA CITIBANK AMERICAN EXP BANK

Address:
KOYALI BRANCH
CONSORTIUM CHARGE
VADODARA
Gujarat
391346

(b). Particulars of creation of original charge and subsequent modifications

(i). Charge creation date: 24/01/1996 (DD/MM/YYYY)

(ii). Charge last modified date: (DD/MM/YYYY)

(iii). * Final amount secured (in Rs.): 4400000000.00

4. *Date of satisfaction of charge in full: 05/09/2006 (DD/MM/YYYY)

Attachments

1. Letter of the charge holder stating that the amount has been satisfied [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

For Indian Petrochemicals Corporation Limited

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

Deputy Company Secretary

Declaration

I am duly authorised to sign this form

To be digitally signed by

Charge holder (financial institution or bank or debenture holder etc.)

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge satisfaction is hereby registered

Digital signature of the authorising officer [Submit to BO]

ભારતીય સ્ટેટ બેંક भारतीय स्टेट बैंक **State Bank of India**

કોર્પોરેટ ફાઈનાન્સ બ્રાન્ચ, ૫૮, શ્રીમાળી સોસાયટી, નવરંગપુરા, અમદાવાદ - ૩૮૦ ૦૦૯.
कोर्पोरेट वित्त शाखा ५८, श्रीमाली सोसायटी, नवरंगपुरा, अहमदाबाद - ३८० ००९.
CORPORATE FINANCE BRANCH
58, Shrimali Society,
Navrangpura,
Ahmedabad - 380 009.

ફોન/फोन/Phone : 26561044/1045
ફેક્સ/फेक्स/FAX : 26561178/26561128

CFB,A/ AMT 1/ 184 **September 5, 2006**

Indian Petrochemicals Corporation Limited
PO: Petrochemicals - 391 346
District : Vadodara
Gujarat

Sub : Satisfaction of Charge for working capital loan of Rs. 440 crore.

Dear Sirs,

We confirm that the Company has repaid all dues in respect of the working capital loan of Rs. 440 crore (Rupees four hundred forty crores only) availed vide working capital agreement dated 4th January, 1996. As on date there are no dues outstanding either towards the principal and/ or interest, in respect of the same.

We request you to complete the statutory formalities i.e. filing the satisfaction of charge in respect of the above loan with the Office of the Registrar of the Companies, Gujarat.

Yours faithfully,

For State Bank of India

[signature]

AGM & Relationship Manager

FORM 17

[Pursuant to section 138 and pursuant to section 600 of the Companies Act, 1956]

Particulars for satisfaction of charges

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1989PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *Charge creation identification (ID) number: 80007836 [Pre-fill]

(a). Particulars of the charge holder

CIN:

Name: SBI BOI BOB SBS BOA CITIBANK AEB ANZGBL HDFC

Address:
KOYALI BRANCH
CONSORTUM CHARGE
VADODARA
Gujarat
391346

(b). Particulars of creation of original charge and subsequent modifications

(i). Charge creation date: 26/09/1996 (DD/MM/YYYY)

(ii). Charge last modified date: (DD/MM/YYYY)

(iii). * Final amount secured (in Rs.): 5750000000.00

4. *Date of satisfaction of charge in full: 05/09/2006 (DD/MM/YYYY)

Shri Harish Kuber
022-2278 5129

1/6

Attachments

1. Letter of the charge holder stating that the amount has been satisfied [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (in case of an Indian company) or an authorised representative (in case of a foreign company)

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

Declaration

I am duly authorised to sign this form

To be digitally signed by

Charge holder (financial institution or bank or debenture holder etc.)

For STATE BANK OF INDIA

A.G.M. & Relationship Manager
Corporate Finance Branch, Ahmedabad.

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

R. V. SREERAM
B.Com F.C.A. A.C.S.
CHARTERED ACCOUNTANT
MEM. No. 201482

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge satisfaction is hereby registered

Digital signature of the authorising officer [Submit to BO]

2/6

MINISTRY OF COMPANY AFFAIRS
CHALLAN
G.A.R.7

Civil

Challan No. : A04159158 Expiry Date : 20-09-2006
Challan Date : 13-09-2006

Challan of money paid into

....(BANK) ....(BRANCH)

By Whom tendered

Name : P A SONI
Address : MEMNAGAR
AHMEDABAD,Gujarat
INDIA - 380052

Name & Address of the entity on whose behalf money is paid

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED
Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form17	Normal	500.00
Total		500.00

Head of Account : 1475001050000: Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Five Hundred only

Mode of Payment: ☐ Cash ☐ Cheque/Demand Draft

Cheque/Demand Draft details: Instrument No. : .... Dated : ....
Drawn on (Name of the Bank & Branch):......................

Date:...................... Signature of the Remitter:......................

(For Bank use only)

Received Payments (in words) Rs :......................

Date:...................... Bank Officer:......................

(For Office use only)

Received Payments (in words) Rs :......................

Date:...................... RoC Cashier:......................

Particulars for satisfaction of charges

FORM 17

[Pursuant to section 138 and pursuant to section 600 of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a).*Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Charge creation identification (ID) number: 80007832 [Pre-fill]

(a). Particulars of the charge holder

CIN:

Name: SBI BOI BOB SBP SBS SBT

Address:
IPCL KOYALI
COSONRTIUM CHARGE
VADODARA
Gujarat
391346

(b). Particulars of creation of original charge and subsequent modifications

(i). Charge creation date: 20/09/1993 (DD/MM/YYYY)

(ii). Charge last modified date: (DD/MM/YYYY)

(iii). * Final amount secured (in Rs.): 3740000000.00

4. *Date of satis...

Attachments

1. Letter of the charge holder stating that the amount has been satisfied [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

Remove attachment

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (in case of an Indian company) or an authorised representative (in case of a foreign company)

For Indian Petrochemicals Corporation Limited

Deputy Company Secretary

Declaration

I am duly authorised to sign this form

561 X

To be digitally signed by

Charge holder (financial institution or bank or debenture holder etc.)

For STATE BANK OF INDIA

A.G.M. & Relationship Manager
Corporate Finance Branch, Ahmedabad.

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

R. V. SREERAM
B. Com. F.C.A. A.C.S.
CHARTERED ACCOUNTANT
MEM. No. 201492

Modify | Check Form | Prescrutiny | Submit

For office use only:

It is certified that the above document for charge satisfaction is hereby registered

Digital signature of the authorising officer Submit to BO

6/6

FORM 17

[Pursuant to section 138 and pursuant to section 600 of the Companies Act, 1956]

Particulars for satisfaction of charges

Note - All fields marked in * are to be mandatorily filled.

1(a).*Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Charge creation identification (ID) number: 80007836 [Pre-fill]

(a). Particulars of the charge holder

CIN:

Name: SBI BOI BOB SBS BOA CITIBANK AEB ANZGBL HDFC

Address:
KOYALI BRANCH
CONSORTUM CHARGE
VADODARA
Gujarat
391346

(b). Particulars of creation of original charge and subsequent modifications

(i). Charge creation date: 26/09/1996 (DD/MM/YYYY)

(ii). Charge last modified date: (DD/MM/YYYY)

(iii). * Final amount secured (in Rs.): 5750000000.00

4. *Date of satisfaction of charge in full: 05/09/2006 (DD/MM/YYYY)

Attachments

1. Letter of the charge holder stating that the amount has been satisfied [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

For Indian Petrochemicals Corporation Limited

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

Deputy Company Secretary

Declaration

I am duly authorised to sign this form

To be digitally signed by

Charge holder (financial institution or bank or debenture holder etc.)

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge satisfaction is hereby registered

Digital signature of the authorising officer [Submit to BO]

FROM : IPCL CORP FIN PHONE NO. : 0091 265 3067334 SEP. 11 2006 12:45PM P1

ભારતીય સ્ટેટ બેંક
भारतीय स्टेट बैंक
State Bank of India

કોર્પોરેટ ફાઇનાન્સ બ્રાન્ચ,
૫૮, શ્રીમાળી સોસાયટી,
નવરંગપુરા,
અમદાવાદ - ૩૮૦ ૦૦૯.

कोर्पोरेट वित्त शाखा
५८, श्रीमाली सोसायटी,
नवरंगपुरा,
अहमदाबाद - ३८० ००९.

CORPORATE FINANCE BRANCH
58, Shrimali Society,
Navrangpura,
Ahmedabad - 380 009.

ફોન/फोन/Phone : 26561044/1045
ફેક્સ/फैक्स/FAX : 26561178/26561128

CFB, A/ AMT 1/ 185 **September 5, 2006**

Indian Petrochemicals Corporation Limited
PO: Petrochemicals - 391 346
District : Vadodara
Gujarat

Sub : Satisfaction of Charge for working capital loan of Rs. 575 crore.

Dear Sirs,

We confirm that the Company has repaid all dues in respect of the working capital loan of Rs. 575 crore (Rupees five hundred seventy five crores only) vide working capital agreement dated 20th September 1996. As on date there are no dues outstanding either towards the principal and/ or interest, in respect of the same.

We request you to complete the statutory formalities i.e. filing the satisfaction of charge in respect of the above loan with the Office of the Registrar of the Companies, Gujarat.

Yours faithfully,

For State Bank of India

Jahagatia

AGM & Relationship Manager

022 - 22785129

Shri - Harish Kuber.

APPOLLO FIBRES LIMITED

MEETING OF THE EQUITY SHAREHOLDERS

Date : 13th July 2006

Time : 4.00 p.m.

Venue : R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS PAGES

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 273 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF APPOLLO FIBRES LIMITED

To,

The Equity Shareholders of Appollo Fibres Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 4.00 p.m. for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited,("Applicant Company"), Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 4.00 p.m., at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Indubhai F. Sheth, and failing him, Mr. Ramakrishnan Rajaram, and failing him Mr. R. D. Udeshi to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Dated this 14th day of June, 2006.

Indubhai F. Sheth
Chairman appointed for the meeting

Registered Office:
402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road,
Subhanpura, Vadodara 390 023, Gujarat.

Notes: (1) All alterations made in the Form of Proxy should be initialled.

(2) Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the shareholders' meeting.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD IN ITS ORIGINAL JURISDICTION COMPANY APPLICATION NO. 273 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Appollo Fibres Limited, a company }
incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, }
4th Floor, Gunjan Tower, Off Alembic-Gorwa }
Road, Subhanpura, Vadodara-390 023, Gujarat } ...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders, Debenture holders and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited (Applicant Company), Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (the "Scheme"). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 **Appollo Fibres Limited**

2.1.1 Appollo Fibres Limited (hereinafter referred to as "AFL" or the "Applicant Company" or the "First Transferor Company") was incorporated on 27th day of February 2001 under the provisions of the Companies Act, 1956 (the "Act") in the State of Punjab and the Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.1.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Applicant Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Applicant Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.1.3 The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes."

2.1.4 The Applicant Company is engaged in the manufacture and sale of Polyester Staple Fibre (PSF), Partially Oriented Yarn (POY) and Polyester Chips.

2.2 **Central India Polyesters Limited**

2.2.1 Central India Polyesters Limited (hereinafter referred to as "CIPL" or the "Second Transferor Company") was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Act in the State of Maharashtra and a Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Second Transferor Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.2.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Second Transferor Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Second Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.2.3 The objects for which the Second Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, Viscose Filament Yarn; Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol,

Acrylonitrile, P-xylene, Polyester, metalised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.

2. *To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."*

2.3 **India Polyfibres Limited**

2.3.1 India Polyfibres Limited (hereinafter referred to as "IPL" or the "Third Transferor Company") was incorporated on the 21st day of October 1982 under the provisions of the Act in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.3.2 Pursuant to the Order dated 16th May 2006, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Third Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Third Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.3.3 The objects for which the Third Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.*

2. *To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate, polybutylene, terephthalate, thermosetting and thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.*

3. *To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates, acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.*

4. *To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.*

5. *To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.*

6. *To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.*

7. *To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.*

8. *To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives, intermediates and by-products of all or any of the foregoing.*

9. *To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides, medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.*

10. *To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.*

11. *To fix atmospheric nitrogen by the synthetic ammonia or by any other process and to manufacture its derivative compounds and to deal in the same.*

12. *To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open, work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.*

13. *To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding accessories of whatsoever description.*

14. *To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.*

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.4 Orissa Polyfibres Limited

2.4.1 Orissa Polyfibres Limited (hereinafter referred to as "OPL" or the "Fourth Transferor Company") was incorporated on the 11th day of December 1998 under the provisions of the Act in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998.

2.4.2 Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Fourth Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Fourth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Fourth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.4.3 The objects for which the Fourth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*

2. *To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions."*

2.5 Recron Synthetics Limited

2.5.1 Recron Synthetics Limited (hereinafter referred to as "RSL" or the "Fifth Transferor Company") was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Act in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Fifth Transferor Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.5.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Fifth Transferor Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Fifth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Fifth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.5.3 The objects for which the Fifth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.*

2. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile – Butadiene – Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol – A, Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melanine – Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane, Methyl Alcohol, Mixed – Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol – Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Poly-butadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl – Methacrylate, Polypropylene Fibre Films Resins*

and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene – Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending, processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."

2.6 **Silvassa Industries Private Limited**

2.6.1 Silvassa Industries Private Limited (hereinafter referred to as "SIPL" or the "Sixth Transferor Company") was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Sixth Transferor Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Sixth Transferor Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Sixth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.6.2 The objects for which the Sixth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibres, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing, packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibres, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/ synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibres, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.*

2. *To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."*

2.7 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the "Transferor Companies".

2.8 **Indian Petrochemicals Corporation Limited**

2.8.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as "IPCL" or the "Transferee Company") was incorporated on 22nd March 1969 under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.8.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing :*

(a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.*

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) *Solvents of all types, grades and formulation, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically*

dodecyl benzene, propylene tetramer and biodegradable detergents.

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types."*

2.8.3 The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Transferee Company commenced its business and is presently operating three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol ("MEG") used by polyester industry.

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under :

(a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

7. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the other Transferor Companies and the Board of Directors of the Transferee Company have thought it advantageous and fit that the undertakings and businesses of the Applicant Company and other Transferor Companies be consolidated by way of amalgamation thereof with the Transferee Company.

8. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

9. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act, whereby the whole of the undertakings and businesses of the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

10. The salient features of the Scheme are :

(i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

(ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

(iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

(iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including

tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the "Assets");

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the "Liabilities");

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date;

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the Transfer of Undertakings of all the Transferor Companies and envisages that :

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of

whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

(h) With effect from the Appointed Date and up to and including the Effective Date:

(i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

(ii) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, each of the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of the Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of the Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred, without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) In terms of the Scheme, the Transferee Company, without any further application, act, instrument or deed shall pay to the holders of 2,500 Non-Cumulative, Non-Convertible, Redeemable Preference Shares of the First Transferor Company of Rs.10/- each aggregating to Rs.25,000, the sum of Rs.10/- (Rupees ten only) per preference share held by them in the First Transferor Company and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

(xv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xvi) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, costs and charges and expenses in connection with the Scheme shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvii) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xviii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xix) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise for carrying out the Scheme.

(xx) The Scheme is conditional upon and subject to:

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court.

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xxi) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company, the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxii) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.

(xxiii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors (including Debenture holders) of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

12. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of the shares of the Applicant Company is fair and reasonable.

13. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

14. The interests of the creditors of the Applicant Company would not be affected by the proposed amalgamation. The Transferee Company has a greater networth and is in a solvent position and would be able to meet its liabilities as and when they arise in the ordinary course of business. No reduction of dues of creditors is required under the Scheme.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the other Transferor Companies and of the Transferee Company on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company, the other Transferor Companies and the Transferee Company will each seek the sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. The pre-merger shareholding pattern of the Applicant Company and their percentage shareholding in the Transferee Company post-merger, is as under:

Sr. No.	Category of Shareholding in Transferor Company	PRE MERGER % Shareholding in Transferor Company	POST MERGER % Shareholding in Transferee Company
1	Promoters (Including PACs)	50.80	1.64
2	Banks	18.43	0.60
3	Mutual Funds	0.81	0.03
4	Insurance Companies	0.43	0.01
5	FIIs	0.00	0.00
6	FIs	2.64	0.09
7	Bodies Corporate	26.88	0.87
8	NRIs/OCBs	0.00	0.00
9	Indian Public	0.00	0.00
10	Others	0.00	0.00

19. Pre and Post-Merger Shareholding Pattern of Transferee Company

Sr. No.	Category of Shareholding in Transferee Company	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

20. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100	-	-	-	-	-	-
G. B. B. Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173	-	-	50	-	100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Guzder	RSL	-	-	-	-	1500	-	-
Vinay V. Kolte	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor Companies.

21. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

22. The Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their respective shareholding, if any, in any of the Transferor Companies or as the case may be, the Transferee Company, or to the extent the said Directors are common directors and/or officers in any of the Transferor Companies or the Transferee Company, or to the extent the said Directors are the partners of firms; the directors/ members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

23. The Scheme provides for the restructuring of the Zero Coupon Secured Redeemable Non-Convertible Debentures of the Applicant Company in the manner provided in Part III of the Scheme. UTI Bank Limited is the Trustee for the Debenture holders. The said Trustee may be deemed to be concerned and/or interested in the

Scheme to the extent of its shareholding, if any, in any of the Transferor Companies or, as the case may be, the Transferee Company or to the extent the Trustee may be allotted shares in the Transferee Company as a result of the Scheme or to the extent that UTI Bank Limited is trustee for bonds/debentures issued by any of the Transferor Companies or by the Transferee Company.

24. The Applicant Company is not a subsidiary of the Transferee Company or any other Transferor Companies and the Transferee Company or any of the Transferor Companies are not subsidiaries of the Applicant Company in any manner whatsoever, as provided in Section 4 of the Act.

25. An Equity Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not be a member of the Company. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

26. Corporate Members intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the meeting.

27. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 273 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders, Debentureholders and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company, the other Transferor Companies and the Transferee Company;

(e) (i) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 for the Applicant Company, the Transferee Company and all the Transferor Companies other than the Fifth Transferor Company;

(ii) Audited Balance Sheet and Profit and Loss Account of the Fifth Transferor Company for the financial year ended 31st December 2004;

(f) Valuation Report dated 24th April 2006 of PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited;

(g) Consent letter received from the Sole Preference Shareholder of the Applicant Company.

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Indubhai F. Sheth
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office:
402/B, 4th Floor, Gunjan Tower
Off Alembic-Gorwa Road
Subhanpura, Vadodara 390 023
Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited
(collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited
(the "Transferee Company")

PREAMBLE

A. Description of Companies

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- **AFL** or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- **CIPL** or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- **IPL** or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- **OPL** or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- **RSL** or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- **SIPL** or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. Rationale for the Scheme of Amalgamation

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. Purpose of the Scheme

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. Parts of the Scheme

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. Definitions

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof (i) for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and (ii) for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. **"SIPL"** or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. **"Undertaking"** in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/ or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

1.18. **"Undertakings"** means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b). As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. **Date when the Scheme comes into Operation**

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. **Transfer of Undertakings**

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. **Contracts, deeds, etc.**

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. **Legal proceedings**

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. **Conduct of business**

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. **Employees**

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. **Saving of concluded transactions**

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. **Restructuring of Liabilities**

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 (**"AFL ZCDs"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule** I attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company (**"ZCDs-Series I"**) in the proportion of 1 (one) new ZCD - Series I for every 1(one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column D** of the **Table** in **Schedule I** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 (**"CIPL ZCDs- 30th June 2013"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column C** of **Table 1** in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company (**"ZCDs- Series II"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table** 1 in **Schedule II** attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03, 929 /- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs- 31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1(one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column D** of the **Table in Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column C** of **Table 1** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column C** of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1(one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column D** of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column C** of **Table 1** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company (**"10% New OFCDs"**) in the proportion of 1 (one) 10% New OFCD for every 1(one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D** of **Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) (**"SIPL 9% OFCDs"**). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company (**"9% New OFCDs"**) in the proportion of 1 (one) new 9% New OFCD for every 1(one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the **"New Debentures"**).

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column D** of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. **Issue of Equity Shares**

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the "**Share Exchange Ratio**").

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. General provisions applicable to issue of equity shares

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. Payment to Preference Shareholders of First Transferor Company

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. Accounting treatment

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. Declaration of dividend

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme; continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. Dissolution of Transferor Companies

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. Validity of existing resolutions, etc.

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. Modification of Scheme

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. Filing of Applications

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. Approvals

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. Scheme conditional upon sanctions, etc.

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE 1 Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series-II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III

OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV

RSL - Fifth Transferor Company

TABLE 1 Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2 Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010.
		First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
		Third Party Corporate Guarantee for due repayment of the outstanding assistance	
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1 Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
		If not converted earlier, the debentures shall be redeemed on 31st March 2014.	
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2 Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
		If not converted earlier, the debentures shall be redeemed on 31st March 2014.	
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan
		Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.

2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.

3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.

4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.

5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.

6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.

7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.

8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.

9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.

10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.

11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	-
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated. **Collateral** Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company. **Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits		
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	-
	Total	Rs. 6.50 crores	
2.	Non-fund based Limits		-
	Letter of Credit	Rs. 1.00 crores	-
	Bank Guarantee	Rs. 2.00 crores	-
	Total	Rs. 3.00 crores	-

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting	Rs. 50.00 crores	Rs. 50.00 crores
	(DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)		
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits**	**A. For Fund Based limits**
		Cash Credit Hypothecation	**Cash Credit Hypothecation**
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future).	First charge on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company.
		Bills Purchase / Bills Discounting	Bills Purchase / Bills Discounting
		Nil	Nil
		B. For Non-Fund Based Limits	**B. For Non-Fund Based Limits**
		Letter of Credit	Letter of Credit
		First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.	First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.
		Bank Guarantee	Bank Guarantee
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future.	First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company.
		C. For both Fund and Non-Fund Based Limits	**C. For both Fund and Non-Fund Based Limits**
		Second Charge over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	Second Charge over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 273 OF 2006

In the matter of Companies Act, 1956;

- And -

In the matter of Sections 391 to 394 of the Companies Act, 1956;

- And -

In the matter of Appollo Fibres Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

- And -

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned equity shareholder(s) of the Applicant Company hereby appoint ______________________ of ______________ and failing him / her ______________________ of ______________ as my/our proxy, to act for me / us at the meeting of the Equity Shareholders of the Applicant Company to be held on Thursday, the 13th day of July, 2006 at 4.00 p.m., at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited (the 'Applicant Company'), Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/our name ______________ (here, if for, insert 'for'; if against, insert 'against', and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**, as my/ our proxy may approve.

** Strike out what is not necessary.*

Dated this __________ day of ______________ 2006

Name: ______________________________

Address: ______________________________

____

Affix 15 Paise Revenue Stamp

(For Demat holding) DP Id. ______________ Client Id. ______________

(For Physical holding) Folio No. ______________

No. of shares held : ______________

Signature of Shareholder(s) : Sole holder / First holder - ______________

Second holder - ______________

Third holder - ______________

Signature of Proxy: - ______________

Cut here

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

ATTENDANCE SLIP

APPOLLO FIBRES LIMITED

Registered Office: 402/B, 4th Floor, Gunjan Tower, Off Alembic–Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP Id*			Folio No.	
Client Id*			No. of Share(s) held	

NAME AND ADDRESS OF THE SHAREHOLDER / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Equity Shareholders of the Company convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Thursday, the 13th day of July, 2006 at 4.00 p.m., at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Equity Shareholder or proxy : ______________________

Notes :

1. *Applicable for shareholders holding shares in dematerialised form.
2. Shareholder(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Cut here

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Appollo Fibres Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034

APPOLLO FIBRES LIMITED

MEETING OF THE UNSECURED CREDITORS

Date : 13th July 2006

Time. : 4.45 p.m. or so soon thereafter after the conclusion of the meeting of the Debenture holders

Venue : R&D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS PAGES

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 273 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

NOTICE CONVENING MEETING OF THE UNSECURED CREDITORS OF APPOLLO FIBRES LIMITED

To,

The Unsecured Creditors of Appollo Fibres Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Unsecured Creditors of the Applicant Company be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 4.45 p.m. or so soon thereafter after the conclusion of the meeting of the Debenture holders of the Applicant Company for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited ("Applicant Company"), Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Unsecured Creditors of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 4.45 p.m. or so soon thereafter after the conclusion of the meeting of the Debenture holders of the Applicant Company, when you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by Proxy, provided that a Proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Indubhai F. Sheth, and failing him, Mr. Ramakrishnan Rajaram and failing him, Mr. R. D. Udeshi to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Dated this 14th day of June, 2006.

Indubhai F. Sheth
Chairman appointed for the meeting

Registered Office:
402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road,
Subhanpura, Vadodara 390 023, Gujarat.

Note: All alterations made in the Form of Proxy should be initialled.
Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 273 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Appollo Fibres Limited, a company }
incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, }
4th Floor, Gunjan Tower, Off Alembic-Gorwa }
Road, Subhanpura, Vadodara-390 023, Gujarat } ...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders, Debenture holders and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited (Applicant Company), Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (the "Scheme"). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 **Appollo Fibres Limited**

2.1.1 Appollo Fibres Limited (hereinafter referred to as "AFL" or the "Applicant Company" or the "First Transferor Company") was incorporated on 27th day of February 2001 under the provisions of the Companies Act, 1956 (the "Act") in the State of Punjab and the Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.1.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Applicant Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Applicant Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.1.3 The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes."

2.1.4 The Applicant Company is engaged in the manufacture and sale of Polyester Staple Fibre (PSF), Partially Oriented Yarn (POY) and Polyester Chips.

2.2 **Central India Polyesters Limited**

2.2.1 Central India Polyesters Limited (hereinafter referred to as "CIPL" or the "Second Transferor Company") was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Act in the State of Maharashtra and a Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Second Transferor Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.2.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Second Transferor Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Second Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.2.3 The objects for which the Second Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, Viscose Filament Yarn, Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol,

Acrylonitrile, P-xylene, Polyester, metalised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.

2. *To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."*

2.3 **India Polyfibres Limited**

2.3.1 India Polyfibres Limited (hereinafter referred to as "IPL" or the "Third Transferor Company") was incorporated on the 21st day of October 1982 under the provisions of the Act in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.3.2 Pursuant to the Order dated 16th May 2006, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Third Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Third Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.3.3 The objects for which the Third Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.*

2. *To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate, polybutylene, terephthalate, thermosetting and thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.*

3. *To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates, acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.*

4. *To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.*

5. *To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.*

6. *To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.*

7. *To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.*

8. *To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives, intermediates and by-products of all or any of the foregoing.*

9. *To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides, medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.*

10. *To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.*

11. *To fix atmospheric nitrogen by the synthetic ammonia or by any other process and to manufacture its derivative compounds and to deal in the same.*

12. *To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open, work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.*

13. *To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding accessories of whatsoever description.*

14. *To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.*

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.4 **Orissa Polyfibres Limited**

2.4.1 Orissa Polyfibres Limited (hereinafter referred to as "OPL" or the "Fourth Transferor Company") was incorporated on the 11th day of December 1998 under the provisions of the Act in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998.

2.4.2 Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Fourth Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Fourth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Fourth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.4.3 The objects for which the Fourth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*

2. *To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions."*

2.5 **Recron Synthetics Limited**

2.5.1 Recron Synthetics Limited (hereinafter referred to as "RSL" or the "Fifth Transferor Company") was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Act in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Fifth Transferor Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.5.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Fifth Transferor Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Fifth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Fifth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.5.3 The objects for which the Fifth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.*

2. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile – Butadiene – Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol – A, Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melanine – Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane, Methyl Alcohol, Mixed – Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol – Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Poly-butadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl – Methacrylate, Polypropylene Fibre Films Resins*

and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene - Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending, processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."

2.6 Silvassa Industries Private Limited

2.6.1 Silvassa Industries Private Limited (hereinafter referred to as "SIPL" or the "Sixth Transferor Company") was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Sixth Transferor Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Sixth Transferor Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Sixth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.6.2 The objects for which the Sixth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibres, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing, packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibres, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/ synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibres, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.*

2. *To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."*

2.7 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the "Transferor Companies".

2.8 Indian Petrochemicals Corporation Limited

2.8.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as "IPCL" or the "Transferee Company") was incorporated on 22nd March 1969 under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.8.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing :*

(a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.*

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) *Solvents of all types, grades and formulation, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically*

dodecyl benzene, propylene tetramer and biodegradable detergents.

(j) Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.

(k) Refrigerants of all types."

2.8.3 The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Transferee Company commenced its business and is presently operating three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol ("MEG") used by polyester industry.

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under :

(a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

7. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the other Transferor Companies and the Board of Directors of the Transferee Company have thought it advantageous and fit that the undertakings and businesses of the Applicant Company and other Transferor Companies be consolidated by way of amalgamation thereof with the Transferee Company.

8. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

9. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act, whereby the whole of the undertakings and businesses of the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

10. The salient features of the Scheme are :

(i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

(ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

(iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

(iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including

tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the "Assets");

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the "Liabilities");

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date;

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the Transfer of Undertakings of all the Transferor Companies and envisages that :

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of

whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

(h) With effect from the Appointed Date and up to and including the Effective Date:

(i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

(ii) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, each of the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of the Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of the Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred, without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) In terms of the Scheme, the Transferee Company, without any further application, act, instrument or deed shall pay to the holders of 2,500 Non-Cumulative, Non-Convertible, Redeemable Preference Shares of the First Transferor Company of Rs.10/- each aggregating to Rs.25,000, the sum of Rs.10/- (Rupees ten only) per preference share held by them in the First Transferor Company and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

(xv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xvi) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, costs and charges and expenses in connection with the Scheme shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvii) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xviii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xix) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise for carrying out the Scheme.

(xx) The Scheme is conditional upon and subject to:

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court.

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xxi) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company, the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxii) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.

(xxiii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors (including Debenture holders) of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

12. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of the shares of the Applicant Company is fair and reasonable.

13. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

14. The interests of the creditors of the Applicant Company would not be affected by the proposed amalgamation. The Transferee Company has a greater networth and is in a solvent position and would be able to meet its liabilities as and when they arise in the ordinary course of business. No reduction of dues of creditors is required under the Scheme.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the other Transferor Companies and of the Transferee Company on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company, the other Transferor Companies and the Transferee Company will each seek the sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. The pre-merger shareholding pattern of the Applicant Company and their percentage shareholding in the Transferee Company post-merger, is as under:

		PRE MERGER	POST MERGER
Sr. No.	Category of Shareholding in Transferor Company	% Shareholding in Transferor Company	% Shareholding in Transferee Company
1	Promoters (Including PACs)	50.80	1.64
2	Banks	18.43	0.60
3	Mutual Funds	0.81	0.03
4	Insurance Companies	0.43	0.01
5	FIIs	0.00	0.00
6	FIs	2.64	0.09
7	Bodies Corporate	26.88	0.87
8	NRIs/OCBs	0.00	0.00
9	Indian Public	0.00	0.00
10	Others	0.00	0.00

19. Pre and Post-Merger Shareholding Pattern of Transferee Company

Sr. No.	Category of Shareholding in Transferee Company	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

20. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100	-	-	-	-	-	-
G. B. B. Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173	-	-	50	-	100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Guzder	RSL	-	-	-	-	1500	-	-
Vinay V. Kolte	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor Companies.

21. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

22. The Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their respective shareholding, if any, in any of the Transferor Companies or as the case may be, the Transferee Company, or to the extent the said Directors are common directors and/or officers in any of the Transferor Companies or the Transferee Company, or to the extent the said Directors are the partners of firms; the directors/members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

23. The Scheme provides for the restructuring of the Zero Coupon Secured Redeemable Non-Convertible Debentures of the Applicant Company in the manner provided in Part III of the Scheme. UTI Bank Limited is the Trustee for the Debenture holders. The said Trustee may be deemed to be concerned and/or interested in the

Scheme to the extent of its shareholding, if any, in any of the Transferor Companies or, as the case may be, the Transferee Company or to the extent the Trustee may be allotted shares in the Transferee Company as a result of the Scheme or to the extent that UTI Bank Limited is trustee for bonds/debentures issued by any of the Transferor Companies or by the Transferee Company.

24. The Applicant Company is not a subsidiary of the Transferee Company or any other Transferor Companies and the Transferee Company or any of the Transferor Companies are not subsidiaries of the Applicant Company in any manner whatsoever, as provided in Section 4 of the Act.

25. An Unsecured Creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

26. Bodies Corporate intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the meeting.

27. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 273 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders, Debentureholders and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company, the other Transferor Companies and the Transferee Company;

(e) (i) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 for the Applicant Company, the Transferee Company and all the Transferor Companies other than the Fifth Transferor Company;

(ii) Audited Balance Sheet and Profit and Loss Account of the Fifth Transferor Company for the financial year ended 31st December 2004;

(f) Valuation Report dated 24th April 2006 of PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited;

(g) Consent letter received from the Sole Preference Shareholder of the Applicant Company.

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Indubhai F. Sheth
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office:
402/B, 4th Floor, Gunjan Tower
Off Alembic-Gorwa Road
Subhanpura, Vadodara 390 023
Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited (collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited (the "Transferee Company")

PREAMBLE

A. Description of Companies

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- **AFL** or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- **CIPL** or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- **IPL** or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- **OPL** or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- **RSL** or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- **SIPL** or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. Rationale for the Scheme of Amalgamation

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. Purpose of the Scheme

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. Parts of the Scheme

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. Definitions

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof **(i)** for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and **(ii)** for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. **"SIPL"** or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. **"Undertaking"** in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/ or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

1.18. **"Undertakings"** means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. **Date when the Scheme comes into Operation**

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. **Transfer of Undertakings**

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. **Contracts, deeds, etc.**

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. Legal proceedings

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. Conduct of business

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below); except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. Employees

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. **Saving of concluded transactions**

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. **Restructuring of Liabilities**

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 ("**AFL ZCDs**") of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule** I attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company ("**ZCDs-Series I**") in the proportion of 1 (one) new ZCD - Series I for every 1 (one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column D** of the **Table** in **Schedule** I attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 ("**CIPL ZCDs- 30th June 2013**") and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column C** of **Table 1** in **Schedule** II attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company ("**ZCDs- Series II**") in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table 1** in **Schedule** II attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03, 929 /- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs- 31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1 (one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column D** of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column C** of **Table 1** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table I in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule** IV attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column C** of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1(one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column D** of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column C** of **Table 1** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company (**"10% New OFCDs"**) in the proportion of 1 (one) 10% New OFCD for every 1(one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D** of **Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) (**"SIPL 9% OFCDs"**). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company (**"9% New OFCDs"**) in the proportion of 1 (one) new 9% New OFCD for every 1(one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the **"New Debentures"**).

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column D** of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.,

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5. Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. **Issue of Equity Shares**

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors; equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the "**Share Exchange Ratio**").

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. General provisions applicable to issue of equity shares

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. **Payment to Preference Shareholders of First Transferor Company**

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. **Accounting treatment**

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. Declaration of dividend

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. Dissolution of Transferor Companies

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. Validity of existing resolutions, etc.

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. Modification of Scheme

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. Filing of Applications

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. Approvals

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. Scheme conditional upon sanctions, etc.

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE 1 Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1:25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series-II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III

OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV

RSL - Fifth Transferor Company

TABLE 1 Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2 Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010.
		First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
		Third Party Corporate Guarantee for due repayment of the outstanding assistance	
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1 Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
		If not converted earlier, the debentures shall be redeemed on 31st March 2014.	
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2

Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.
2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.
3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.
4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.
5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.
6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.
7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.
8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.
9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.
10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.
11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	-
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated. **Collateral** Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company. **Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	
	Total	**Rs. 6.50 crores**	
2.	**Non-fund based Limits**		
	Letter of Credit	Rs. 1.00 crores	-
	Bank Guarantee	Rs. 2.00 crores	-
	Total	**Rs. 3.00 crores**	

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting	Rs. 50.00 crores	Rs. 50.00 crores
	(DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)		
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits**	**A. For Fund Based limits**
		Cash Credit Hypothecation	**Cash Credit Hypothecation**
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future).	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company.
		Bills Purchase / Bills Discounting	Bills Purchase / Bills Discounting
		Nil	Nil
		B. For Non-Fund Based Limits	**B. For Non-Fund Based Limits**
		Letter of Credit	Letter of Credit
		First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.
		Bank Guarantee	Bank Guarantee
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company.
		C. For both Fund and Non-Fund Based Limits	**C. For both Fund and Non-Fund Based Limits**
		Second Charge over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	**Second Charge** over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 273 OF 2006

In the matter of Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned unsecured creditor(s) of the Applicant Company hereby appoint ______________________ of ______________ and failing him / her ______________________ of ______________ as my/our proxy, to act for me / us at the meeting of the unsecured creditors of the Applicant Company to be held on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat at 4.45 p.m. or so soon thereafter after the conclusion of the meeting of the Debenture holders of the Applicant Company for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited (the 'Applicant Company'), Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name ______________ (here, if for, insert 'for'; if against, insert 'against', and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**, as my/ our proxy may approve.

** Strike out what is not necessary.*

Dated this __________ day of ______________ 2006

Name: ______________________________

Address: ______________________________

____

____

Affix 15 Paise Revenue Stamp

Signature of Unsecured Creditor : ______________________________

Signature of Proxy: ______________________________

Cut here

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

ATTENDANCE SLIP

APPOLLO FIBRES LIMITED

Registered Office : 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

NAME AND ADDRESS OF THE UNSECURED CREDITOR/ PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Unsecured Creditors of the Company convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Unsecured Creditor or proxy :____________________

Note :

Unsecured Creditor(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Cut here

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Appollo Fibres Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034

APPOLLO FIBRES LIMITED

MEETING OF THE DEBENTURE HOLDERS

Date : 13th July 2006

Time : 4.25 p.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders

Venue : R&D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS PAGES

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 273 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Appollo Fibres Limited a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Appollo Fibres Limited, a company incorporated under the Companies Act, 1956	}	
and having its registered office at 402/B, 4th Floor, Gunjan Tower,	}	
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat	}	.... Applicant Company

NOTICE CONVENING MEETING OF THE DEBENTURE HOLDERS OF APPOLLO FIBRES LIMITED

To,

The Debenture holders of Appollo Fibres Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Debenture holders of the Applicant Company be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 4.25 p.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited ("Applicant Company"), Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Debenture holders of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 4.25 p.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company, when you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by Proxy, provided that a Proxy in the prescribed form, duly signed by you or your authorised representative, is deposited at the registered office of the Applicant Company at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Indubhai F. Sheth, and failing him, Mr. Ramakrishnan Rajaram and failing him, Mr. R. D. Udeshi to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Dated this 14th day of June, 2006.

Indubhai F. Sheth
Chairman appointed for the meeting

Registered Office:

402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road,
Subhanpura, Vadodara 390 023, Gujarat.

Note: All alterations made in the Form of Proxy should be initialled.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 273 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Appollo Fibres Limited, a company }
incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, }
4th Floor, Gunjan Tower, Off Alembic-Gorwa }
Road, Subhanpura, Vadodara-390 023, Gujarat } ...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders, Debenture holders and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited (Applicant Company), Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (the "Scheme"). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 **Appollo Fibres Limited**

2.1.1 Appollo Fibres Limited (hereinafter referred to as "AFL" or the "Applicant Company" or the "First Transferor Company") was incorporated on 27th day of February 2001 under the provisions of the Companies Act, 1956 (the "Act") in the State of Punjab and the Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.1.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Applicant Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Applicant Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.1.3 The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes."

2.1.4 The Applicant Company is engaged in the manufacture and sale of Polyester Staple Fibre (PSF), Partially Oriented Yarn (POY) and Polyester Chips.

2.2 **Central India Polyesters Limited**

2.2.1 Central India Polyesters Limited (hereinafter referred to as "CIPL" or the "Second Transferor Company") was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Act in the State of Maharashtra and a Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Second Transferor Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.2.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Second Transferor Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Second Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.2.3 The objects for which the Second Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, Viscose Filament Yarn, Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol,

Acrylonitrile, P-xylene, Polyester, metalised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.

2. *To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."*

2.3 India Polyfibres Limited

2.3.1 India Polyfibres Limited (hereinafter referred to as "IPL" or the "Third Transferor Company") was incorporated on the 21st day of October 1982 under the provisions of the Act in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.3.2 Pursuant to the Order dated 16th May 2006, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Third Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Third Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.3.3 The objects for which the Third Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.*

2. *To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate, polybutylene, terephthalate, thermosetting and thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.*

3. *To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates, acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.*

4. *To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.*

5. *To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.*

6. *To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.*

7. *To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.*

8. *To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives, intermediates and by-products of all or any of the foregoing.*

9. *To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides, medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.*

10. *To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.*

11. *To fix atmospheric nitrogen by the synthetic ammonia or by any other process and to manufacture its derivative compounds and to deal in the same.*

12. *To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open, work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.*

13. *To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding accessories of whatsoever description.*

14. *To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.*

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.4 Orissa Polyfibres Limited

2.4.1 Orissa Polyfibres Limited (hereinafter referred to as "OPL" or the "Fourth Transferor Company") was incorporated on the 11th day of December 1998 under the provisions of the Act in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998.

2.4.2 Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Fourth Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Fourth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Fourth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.4.3 The objects for which the Fourth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*

2. *To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions."*

2.5 Recron Synthetics Limited

2.5.1 Recron Synthetics Limited (hereinafter referred to as "RSL" or the "Fifth Transferor Company") was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Act in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Fifth Transferor Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.5.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Fifth Transferor Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Fifth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Fifth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.5.3 The objects for which the Fifth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.*

2. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile – Butadiene – Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol – A, Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melanine – Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane, Methyl Alcohol, Mixed – Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol – Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Poly-butadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl – Methacrylate, Polypropylene Fibre Films Resins*

and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene – Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending, processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."

2.6 **Silvassa Industries Private Limited**

2.6.1 Silvassa Industries Private Limited (hereinafter referred to as "SIPL" or the "**Sixth Transferor Company**") was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Sixth Transferor Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Sixth Transferor Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Sixth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.6.2 The objects for which the Sixth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibres, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing, packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibres, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/ synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibres, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.*

2. *To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."*

2.7 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the "**Transferor Companies**".

2.8 **Indian Petrochemicals Corporation Limited**

2.8.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as "IPCL" or the "**Transferee Company**") was incorporated on 22nd March 1969 under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.8.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing :*

(a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.*

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) *Solvents of all types, grades and formulation, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically*

dodecyl benzene, propylene tetramer and biodegradable detergents.

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types."*

2.8.3 The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Transferee Company commenced its business and is presently operating three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol ("MEG") used by polyester industry.

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under :

(a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

7. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the other Transferor Companies and the Board of Directors of the Transferee Company have thought it advantageous and fit that the undertakings and businesses of the Applicant Company and other Transferor Companies be consolidated by way of amalgamation thereof with the Transferee Company.

8. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

9. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act, whereby the whole of the undertakings and businesses of the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

10. The salient features of the Scheme are :

(i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

(ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

(iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

(iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including

tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date;

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the Transfer of Undertakings of all the Transferor Companies and envisages that :

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of

whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

(h) With effect from the Appointed Date and up to and including the Effective Date:

(i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

(ii) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, each of the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of the Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of the Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred, without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) In terms of the Scheme, the Transferee Company, without any further application, act, instrument or deed shall pay to the holders of 2,500 Non-Cumulative, Non-Convertible, Redeemable Preference Shares of the First Transferor Company of Rs.10/- each aggregating to Rs.25,000, the sum of Rs.10/- (Rupees ten only) per preference share held by them in the First Transferor Company and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

(xv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xvi) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, costs and charges and expenses in connection with the Scheme shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvii) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xviii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xix) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise for carrying out the Scheme.

(xx) The Scheme is conditional upon and subject to:

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court.

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xxi) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company, the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxii) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.

(xxiii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors (including Debenture holders) of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

12. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of the shares of the Applicant Company is fair and reasonable.

13. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

14. The interests of the creditors of the Applicant Company would not be affected by the proposed amalgamation. The Transferee Company has a greater networth and is in a solvent position and would be able to meet its liabilities as and when they arise in the ordinary course of business. No reduction of dues of creditors is required under the Scheme.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the other Transferor Companies and of the Transferee Company on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company, the other Transferor Companies and the Transferee Company will each seek the sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. The pre-merger shareholding pattern of the Applicant Company and their percentage shareholding in the Transferee Company post-merger, is as under:

		PRE MERGER	POST MERGER
Sr. No.	Category of Shareholding in Transferor Company	% Shareholding in Transferor Company	% Shareholding in Transferee Company
1	Promoters (Including PACs)	50.80	1.64
2	Banks	18.43	0.60
3	Mutual Funds	0.81	0.03
4	Insurance Companies	0.43	0.01
5	FIIs	0.00	0.00
6	FIs	2.64	0.09
7	Bodies Corporate	26.88	0.87
8	NRIs/OCBs	0.00	0.00
9	Indian Public	0.00	0.00
10	Others	0.00	0.00

19. Pre and Post-Merger Shareholding Pattern of Transferee Company

Sr. No.	Category of Shareholding in Transferee Company	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

20. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100	-	-	-	-	-	-
G. B. B. Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173	-	-	50	-	100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Guzder	RSL	-	-	-	-	1500	-	-
Vinay V. Kolte	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor. Companies.

21. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

22. The Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their respective shareholding, if any, in any of the Transferor Companies or as the case may be, the Transferee Company, or to the extent the said Directors are common directors and/or officers in any of the Transferor Companies or the Transferee Company, or to the extent the said Directors are the partners of firms; the directors/members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

23. The Scheme provides for the restructuring of the Zero Coupon Secured Redeemable Non-Convertible Debentures of the Applicant Company in the manner provided in Part III of the Scheme. UTI Bank Limited is the Trustee for the Debenture holders. The said Trustee may be deemed to be concerned and/or interested in the

Scheme to the extent of its shareholding, if any, in any of the Transferor Companies or, as the case may be, the Transferee Company or to the extent the Trustee may be allotted shares in the Transferee Company as a result of the Scheme or to the extent that UTI Bank Limited is trustee for bonds/debentures issued by any of the Transferor Companies or by the Transferee Company.

24. The Applicant Company is not a subsidiary of the Transferee Company or any other Transferor Companies and the Transferee Company or any of the Transferor Companies are not subsidiaries of the Applicant Company in any manner whatsoever, as provided in Section 4 of the Act.

25. A Debenture holder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

26. Bodies Corporate intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the meeting.

27. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 273 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders, Debentureholders and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company, the other Transferor Companies and the Transferee Company;

(e) (i) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 for the Applicant Company, the Transferee Company and all the Transferor Companies other than the Fifth Transferor Company;

(ii) Audited Balance Sheet and Profit and Loss Account of the Fifth Transferor Company for the financial year ended 31st December 2004;

(f) Valuation Report dated 24th April 2006 of PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited;

(g) Consent letter received from the Sole Preference Shareholder of the Applicant Company.

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Indubhai F. Sheth
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office:
402/B, 4th Floor, Gunjan Tower
Off Alembic-Gorwa Road
Subhanpura, Vadodara 390 023
Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited (collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited (the "Transferee Company")

PREAMBLE

A. **Description of Companies**

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- **AFL** or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- **CIPL** or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- **IPL** or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- **OPL** or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- **RSL** or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- **SIPL** or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. **Rationale for the Scheme of Amalgamation**

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. **Purpose of the Scheme**

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. **Parts of the Scheme**

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. **Definitions**

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof (i) for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and (ii) for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. **"SIPL"** or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. "**Undertaking**" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/ or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the "**Assets**");

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the "**Liabilities**");

1.18. "**Undertakings**" means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up.		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each.	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. **Date when the Scheme comes into Operation**

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. **Transfer of Undertakings**

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. **Contracts, deeds, etc.**

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. **Legal proceedings**

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. **Conduct of business**

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. **Employees**

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. Saving of concluded transactions

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. Restructuring of Liabilities

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 (**"AFL ZCDs"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule I** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company (**"ZCDs-Series I"**) in the proportion of 1 (one) new ZCD - Series I for every 1 (one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column D** of the **Table** in **Schedule I** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 (**"CIPL ZCDs- 30th June 2013"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column C** of **Table 1** in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company (**"ZCDs- Series II"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table 1** in **Schedule II** attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03,929/- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs-31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1 (one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column D** of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column C** of **Table 1** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column C** of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1(one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column D** of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column C** of **Table 1** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company (**"10% New OFCDs"**) in the proportion of 1 (one) 10% New OFCD for every 1(one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D** of **Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) (**"SIPL 9% OFCDs"**). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company (**"9% New OFCDs"**) in the proportion of 1 (one) new 9% New OFCD for every 1(one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the **"New Debentures"**).

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column** C of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column** D of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column** C of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column** C of **Table** 2 in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. Issue of Equity Shares

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the "**Share Exchange Ratio**").

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. General provisions applicable to issue of equity shares

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. **Payment to Preference Shareholders of First Transferor Company**

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. **Accounting treatment**

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. Declaration of dividend

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. Dissolution of Transferor Companies

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. Validity of existing resolutions, etc.

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. Modification of Scheme

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. Filing of Applications

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. Approvals

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. Scheme conditional upon sanctions, etc.

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover		Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE 1 Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series - II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III

OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV

RSL - Fifth Transferor Company

TABLE 1. Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2 Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1 Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2

Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.

2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.

3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.

4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.

5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.

6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.

7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.

8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.

9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.

10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.

11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	-
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company.	
		Collateral Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	-
	Total	**Rs. 6.50 crores**	
2.	**Non-fund based Limits**		-
	Letter of Credit	Rs. 1.00 crores	-
	Bank Guarantee	Rs. 2.00 crores	-
	Total	**Rs. 3.00 crores**	

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting	Rs. 50.00 crores	Rs. 50.00 crores
	(DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)		
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits**	**A. For Fund Based limits**
		Cash Credit Hypothecation	**Cash Credit Hypothecation**
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future).	First charge on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company.
		Bills Purchase / Bills Discounting	Bills Purchase / Bills Discounting
		Nil	Nil
		B. For Non-Fund Based Limits	**B. For Non-Fund Based Limits**
		Letter of Credit	Letter of Credit
		First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.	First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.
		Bank Guarantee	Bank Guarantee
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future.	First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company.
		C. For both Fund and Non-Fund Based Limits	**C. For both Fund and Non-Fund Based Limits**
		Second Charge over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	Second Charge over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 273 OF 2006

In the matter of Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned debenture holder(s) of the Applicant Company hereby appoint ______________________ of ______________ and failing him / her ______________________ of ______________ as my/our proxy, to act for me / us at the meeting of the Debenture holders of the Applicant Company to be held on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat at 4.25 p.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company, for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited (the 'Applicant Company'), Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name ______________ (here, if for, insert 'for'; if against, insert 'against', and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)* *, as my/ our proxy may approve.

* *Strike out what is not necessary.*

Dated this __________ day of ______________ 2006

Name: ______________________________

Address: ______________________________

____

____

Affix 15 Paise Revenue Stamp

Signature of Debenture Holder (s) : ______________________________

____

Signature of Proxy: ______________________________

Cut here

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

ATTENDANCE SLIP

APPOLLO FIBRES LIMITED

Registered Office : 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

FOR DEBENTURE HOLDERS

DP Id*								

Client Id*								

No. of Debentures								

Folio No.								

NAME AND ADDRESS OF THE DEBENTURE HOLDER / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Debenture Holders of the Company convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Debenture Holder or proxy :____________________

Notes :

1. *Applicable for debentureholders holding debentures in dematerialised form.
2. Debenture Holder(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Cut here

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Appollo Fibres Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034

Orient

CENTRAL INDIA POLYESTERS LIMITED

MEETING OF THE SECURED CREDITORS (INCLUDING DEBENTURE HOLDERS)

Date	: 13th July 2006
Time	: 2.30 p.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders
Venue	: R&D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS PAGES

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 272 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

NOTICE CONVENING MEETING OF THE SECURED CREDITORS (INCLUDING DEBENTURE HOLDERS) OF CENTRAL INDIA POLYESTERS LIMITED

To,

The Secured Creditors (including Debenture holders) of Central India Polyesters Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Secured Creditors (including Debenture holders) of the Applicant Company be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 2.30 p.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited ("Applicant Company"), India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Secured Creditors (including Debenture holders) of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 2.30 p.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company, when you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by Proxy, provided that a Proxy in the prescribed form, duly signed by you or your authorised representative, is deposited at the registered office of the Applicant Company at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Justice S. D. Dave (Retd.), and failing him, Mr. Justice J. P. Desai (Retd.) to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Dated this 14th day of June, 2006.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Registered Office:
402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road,
Subhanpura, Vadodara 390 023, Gujarat.

Note: All alterations made in the Form of Proxy should be initialled.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD IN ITS ORIGINAL JURISDICTION COMPANY APPLICATION NO. 272 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Central India Polyesters Limited, a company }
incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, }
4th Floor, Gunjan Tower, Off Alembic-Gorwa }
Road, Subhanpura, Vadodara-390 023, Gujarat } ...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited (Applicant Company), India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (the "Scheme"). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 Central India Polyesters Limited

2.1.1 Central India Polyesters Limited (hereinafter referred as "CIPL" or the "Applicant Company" or the "Second Transferor Company") was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Companies Act, 1956 (the "Act") in the State of Maharashtra and a Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Applicant Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.1.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Applicant Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Applicant Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Applicant Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.1.3 The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, Viscose Filament Yarn, Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol, Acrylonitrile, P-xylene, Polyester, metallised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.

2. To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."

2.1.4 The Applicant Company is engaged in the manufacture and sale of Polyester Products viz: Synthetic Filament Yarn of Polyesters Partially Oriented and Polymer in primary form of Polyethylene Terephthalate.

2.1.5 The Applicant Company's equity shares are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited and on the Stock Exchanges at Kolkata and New Delhi. The Applicant Company has applied for voluntary delisting at Kolkata and New Delhi, and is awaiting approval in this behalf.

2.2 **Appollo Fibres Limited**

2.2.1 Appollo Fibres Limited (hereinafter referred to as "AFL" or the "First Transferor Company") was incorporated on 27th day of February 2001 under the provisions of the Act in the State of Punjab and the

Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.2.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the First Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the First Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the First Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara - 390 023, Gujarat.

2.2.3 The objects for which the First Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes."

2.3 India Polyfibres Limited

2.3.1 India Polyfibres Limited (hereinafter referred to as "IPL" or the "Third Transferor Company") was incorporated on the 21st day of October 1982 under the provisions of the Act in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.3.2 Pursuant to the Order dated 16th May 2006, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Third Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Third Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.3.3 The objects for which the Third Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.

2. To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate, polybutylene, terephthalate, thermosetting and thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.

3. To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates, acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.

4. To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.

5. To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.

6. To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.

7. To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.

8. To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives, intermediates and by-products of all or any of the foregoing.

9. To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides, medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.

10. To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.

11. To fix atmospheric nitrogen by the synthetic amonia or by any other process and to manufacture its derivative compounds and to deal in the same.

12. To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open; work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and

other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.

13. *To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding accessories of whatsoever description.*

14. *To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.*

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.4 **Orissa Polyfibres Limited**

2.4.1 Orissa Polyfibres Limited (hereinafter referred to as "OPL" or the "Fourth Transferor Company") was incorporated on the 11th day of December 1998 under the provisions of the Act in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998.

2.4.2 Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Fourth Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Fourth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Fourth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.4.3 The objects for which the Fourth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*

2. *To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions."*

2.5 **Recron Synthetics Limited**

2.5.1 Recron Synthetics Limited (hereinafter referred to as "RSL" or the "Fifth Transferor Company") was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Act in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Fifth Transferor Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.5.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Fifth Transferor Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Fifth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Fifth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.5.3 The objects for which the Fifth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.*

2. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile - Butadiene - Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol - A, Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melamine - Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane, Methyl*

Alcohol, Mixed - Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol - Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Poly-butadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl - Methacrylate, Polypropylene Fibre Films Resins and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene - Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending, processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."

2.6 **Silvassa Industries Private Limited**

2.6.1 Silvassa Industries Private Limited (hereinafter referred to as "SIPL" or the "**Sixth Transferor Company**") was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Sixth Transferor Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Sixth Transferor Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Sixth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.6.2 The objects for which the Sixth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibers, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing, packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibers, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/ synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibers, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.*

2. *To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."*

2.7 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the "**Transferor Companies**".

2.8 **Indian Petrochemicals Corporation Limited**

2.8.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as "**IPCL**" or the "**Transferee Company**") was incorporated on 22nd March 1969 under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.8.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing:*

(a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.*

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) Solvents of all types, grades and formulations, essences, flavours perfumery materials, surface coatings and lacquers.

(i) Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.

(j) Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.

(k) Refrigerants of all types."

2.8.3 The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Transferee Company commenced its business and is presently operating three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol ("MEG") used by polyester industry.

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and of the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under:

(a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

7. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the other Transferor Companies and the Board of Directors of the Transferee Company have thought it advantageous and fit that the undertakings and businesses of the Applicant Company and other Transferor Companies be consolidated by way of amalgamation thereof with the Transferee Company.

8. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

9. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act, whereby the whole of the undertakings and businesses of all the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

10. The salient features of the Scheme are:

(i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

(ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

(iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the Statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

(iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits

of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the "Assets");

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the "Liabilities");

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date.

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the transfer of Undertakings of all the Transferor Companies and envisages that:

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments

(including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates; clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

(h) With effect from the Appointed Date and up to and including the Effective Date:

(i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

(ii) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of the Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of the secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of the Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred, without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xv) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in the "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, and costs and charges and expenses in connection with the Scheme, shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvi) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xvii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xviii) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise in carrying out the Scheme.

(xix) The Scheme is conditional upon and subject to:

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court;

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xx) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company, the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxi) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.

(xxii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors (including debenture holders) of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

12. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of shares of the Applicant Company is fair and reasonable.

13. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

14. The interests of the creditors of the Applicant Company would not be affected by the proposed amalgamation. The Transferee Company has a greater networth and is in a solvent position and would be able to meet its liabilities as and when they arise in the ordinary course of business. No reduction of dues of creditors is required under the Scheme.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the other Transferor Companies and of the Transferee Company on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company, the other Transferor Companies and the Transferee Company will each seek the sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. The pre-merger shareholding pattern of the Applicant Company and their percentage shareholding in the Transferee Company post-merger, is as under:

		PRE MERGER	POST MERGER
Sr. No.	Category of Shareholding in Transferor Company	% Shareholding in in Transferor Co.	% Shareholding in in Transferee Co.
1	Promoters (Including PACs)	49.84	1.09
2	Banks	1.69	0.04
3	Mutual Funds	0.07	0.00
4	Insurance Companies	1.15	0.03
5	FIIs	0.03	0.00
6	FIs	26.12	0.57
7	Bodies Corporate	3.45	0.08
8	NRIs	0.48	0.01
9	Indian Public	17.17	0.37
10	Others	0.00	0.00

19. Pre and Post-Merger Shareholding Pattern of Transferee Company

Sr. No.	Category of Shareholding in Transferee Company	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

20. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares						
		AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100	-	-	-	-	-	-
G. B. B. Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173	-	-	50	-	100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Gunder	RSL	-	-	-	-	1500	-	-
Vinay V. Kolte	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor Companies.

21. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

22. The Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their respective shareholding, if any, in any of the Transferor Companies or as the case may be, the Transferee Company, or to the extent the said Directors are common directors and/or officers in any of the Transferor Companies or the Transferee Company, or to the extent the said Directors are the partners of firms; the directors/ members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

23. The Scheme provides for the restructuring of the Zero Coupon Secured Redeemable Non-Convertible Debentures of the Applicant Company in the manner provided in Part III of the Scheme. UTI Bank Limited and Industrial Development Bank of India Limited are the Trustees for the Debenture holders. The said Trustees may

be deemed to be concerned and/or interested in the Scheme to the extent of its shareholding, if any, in any of the Transferor Companies or, as the case may be, the Transferee Company or to the extent the Trustees may be allotted shares in the Transferee Company as a result of the Scheme of Amalgamation or to the extent that UTI Bank Limited / Industrial Development Bank of India Limited is/are Trustees for bonds/ debentures issued by any of the Transferor Companies or by the Transferee Company.

24. The Applicant Company is not a subsidiary of the Transferee Company or any of the Transferor Companies and the Transferee Company or any of the Transferor Companies are not subsidiaries of the Applicant Company in any manner whatsoever, as provided in Section 4 of the Act.

25. A Secured Creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

26. Bodies Corporate intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the meeting.

27. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 272 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company, the other Transferor Companies and the Transferee Company;

(e) (i) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 for the Applicant Company, the Transferee Company and all the Transferor Companies other than the Fifth Transferor Company;

(ii) Audited Balance Sheet and Profit and Loss Account of the Fifth Transferor Company for the financial year ended 31st December 2004;

(f) Valuation Report dated 24th April 2006 of PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited; and

(g) No Objection letters for the Scheme received from the Stock Exchanges.

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office:

402/B, 4th Floor, Gunjan Tower
Off Alembic-Gorwa Road
Subhanpura, Vadodara 390 023
Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited (collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited (the "Transferee Company")

PREAMBLE

A. **Description of Companies**

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- **AFL** or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- **CIPL** or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- **IPL** or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- **OPL** or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- **RSL** or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- **SIPL** or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. **Rationale for the Scheme of Amalgamation**

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. Purpose of the Scheme

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. Parts of the Scheme

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. Definitions

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof **(i)** for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and **(ii)** for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. **"SIPL"** or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. **"Undertaking"** in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

1.18. **"Undertakings"** means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. **Date when the Scheme comes into Operation**

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. **Transfer of Undertakings**

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. **Contracts, deeds, etc.**

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. Legal proceedings

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. Conduct of business

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. Employees

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. **Saving of concluded transactions**

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. **Restructuring of Liabilities**

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 ("**AFL ZCDs**") of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule I** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company ("**ZCDs-Series I**") in the proportion of 1 (one) new ZCD - Series I for every 1 (one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column D** of the **Table** in **Schedule I** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 ("**CIPL ZCDs- 30th June 2013**") and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column C** of **Table 1** in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company ("**ZCDs- Series II**") in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table 1** in **Schedule II** attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03, 929 /- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs- 31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column** C of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1(one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column** D of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column C** of **Table 1** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table I in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column C** of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1(one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column D** of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column C** of **Table 1** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company (**"10% New OFCDs"**) in the proportion of 1 (one) 10% New OFCD for every 1 (one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D** of **Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) (**"SIPL 9% OFCDs"**). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/-. (Rupees Twenty crores only) of the Transferee Company (**"9% New OFCDs"**) in the proportion of 1 (one) new 9% New OFCD for every 1(one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company, shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the **"New Debentures"**).

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column D** of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. **Issue of Equity Shares**

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the "**Share Exchange Ratio**").

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. General provisions applicable to issue of equity shares

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. Payment to Preference Shareholders of First Transferor Company

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. Accounting treatment

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. Declaration of dividend

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. Dissolution of Transferor Companies

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. Validity of existing resolutions, etc.

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. Modification of Scheme

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. Filing of Applications

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. Approvals

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. Scheme conditional upon sanctions, etc.

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE 1 Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series - II

TABLE 2 : Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III

OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV

RSL - Fifth Transferor Company

TABLE I — Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2 Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1 Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2

Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.
2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.
3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.
4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.
5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.
6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.
7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.
8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.
9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.
10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.
11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	-
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company.	
		Collateral Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits		
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	
	Total	Rs. 6.50 crores	
2.	Non-fund based Limits		
	Letter of Credit	Rs. 1.00 crores	
	Bank Guarantee	Rs. 2.00 crores	
	Total	Rs. 3.00 crores	

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting (DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)	Rs. 50.00 crores	Rs. 50.00 crores
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	Non-fund based Limits		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits** **Cash Credit Hypothecation** First charge on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future). Bills Purchase / Bills Discounting Nil **B. For Non-Fund Based Limits** Letter of Credit First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC. Bank Guarantee First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future. **C. For both Fund and Non-Fund Based Limits** Second Charge over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	**A. For Fund Based limits** **Cash Credit Hypothecation** First charge on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company. Bills Purchase / Bills Discounting Nil **B. For Non-Fund Based Limits** Letter of Credit First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC. Bank Guarantee First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company. **C. For both Fund and Non-Fund Based Limits** Second Charge over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 272 OF 2006

In the matter of Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Central India Polyesters Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned secured creditor(s) / debenture holder(s) of the Applicant Company hereby appoint ______________ of ______________ and failing him / her ______________ of ______________ as my/our proxy, to act for me / us at the meeting of the Secured Creditors (including Debenture holders) of the Applicant Company to be held on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat at 2.30 p.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company, for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited (the 'Applicant Company'), India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name ______________ (here, if for, insert 'for'; if against, insert 'against', and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**, as my/ our proxy may approve.

** Strike out what is not necessary.*

Dated this __________ day of ______________ 2006

Name: ______________________________

Address: ______________________________

____

____

Affix 15 Paise Revenue Stamp

Signature of Secured Creditor (s) / Debenture Holder (s): - ______________________________

____

Signature of Proxy: - ______________________________

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

Cut here

ATTENDANCE SLIP

CIPL

CENTRAL INDIA POLYESTERS LIMITED

Registered Office : 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

FOR DEBENTURE HOLDERS

DP Id*									
No. of Debentures									

Client Id*									
Folio No.									

FOR OTHERS

Vendor Code									

NAME AND ADDRESS OF THE SECURED CREDITOR / DEBENTURE HOLDER / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Secured Creditors (including Debenture Holders) of the Company convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Secured Creditor / Debenture Holder or proxy :_______________________

Notes :

1. *Applicable for debentureholders holding debentures in dematerialised form.
2. Secured Creditor(s) / Debenture Holder(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Cut here

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Central India Polyesters Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034

CIPL

CENTRAL INDIA POLYESTERS LIMITED

MEETING OF THE EQUITY SHAREHOLDERS

Date : 13th July 2006

Time : 2.00 p.m.

Venue : R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS PAGES

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 272 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF CENTRAL INDIA POLYESTERS LIMITED

To,

The Equity Shareholders of Central India Polyesters Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 2.00 p.m. for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited ("Applicant Company"), India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 2.00 p.m., at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Justice S. D. Dave (Retd.), and failing him, Mr. Justice J. P. Desai (Retd.) to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Dated this 14th day of June, 2006.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Registered Office:
402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road,
Subhanpura, Vadodara 390 023, Gujarat.

Notes: (1) All alterations made in the Form of Proxy should be initialled.
(2) Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the shareholders' meeting.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 272 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Central India Polyesters Limited, a company }
incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, }
4th Floor, Gunjan Tower, Off Alembic-Gorwa }
Road, Subhanpura, Vadodara-390 023, Gujarat } ...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited (Applicant Company), India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (the **"Scheme"**). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 **Central India Polyesters Limited**

2.1.1 Central India Polyesters Limited (hereinafter referred as **"CIPL"** or the **"Applicant Company"** or the **"Second Transferor Company"**) was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Companies Act, 1956 (the **"Act"**) in the State of Maharashtra and a Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Applicant Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.1.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Applicant Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Applicant Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Applicant Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.1.3 The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, Viscose Filament Yarn, Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol, Acrylonitrile, P-xylene, Polyester, metallised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.

2. To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."

2.1.4 The Applicant Company is engaged in the manufacture and sale of Polyester Products viz: Synthetic Filament Yarn of Polyesters Partially Oriented and Polymer in primary form of Polyethylene Terephthalate.

2.1.5 The Applicant Company's equity shares are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited and on the Stock Exchanges at Kolkata and New Delhi. The Applicant Company has applied for voluntary delisting at Kolkata and New Delhi, and is awaiting approval in this behalf.

2.2 **Appollo Fibres Limited**

2.2.1 Appollo Fibres Limited (hereinafter referred to as **"AFL"** or the **"First Transferor Company"**) was incorporated on 27th day of February 2001 under the provisions of the Act in the State of Punjab and the

Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.2.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the First Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the First Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the First Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara - 390 023, Gujarat.

2.2.3 The objects for which the First Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes."

2.3 **India Polyfibres Limited**

2.3.1 India Polyfibres Limited (hereinafter referred to as **"IPL"** or the **"Third Transferor Company"**) was incorporated on the 21st day of October 1982 under the provisions of the Act in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.3.2 Pursuant to the Order dated 16th May 2006, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Third Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Third Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.3.3 The objects for which the Third Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.*

2. *To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate; polybutylene, terephthalate, thermosetting and thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.*

3. *To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates, acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.*

4. *To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.*

5. *To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.*

6. *To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.*

7. *To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.*

8. *To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives, intermediates and by-products of all or any of the foregoing.*

9. *To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides, medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.*

10. *To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.*

11. *To fix atmospheric nitrogen by the synthetic amonia or by any other process and to manufacture its derivative compounds and to deal in the same.*

12. *To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open, work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and*

other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.

13. *To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding accessories of whatsoever description.*

14. *To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.*

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.4 **Orissa Polyfibres Limited**

2.4.1 Orissa Polyfibres Limited (hereinafter referred to as **"OPL"** or the **"Fourth Transferor Company"**) was incorporated on the 11th day of December 1998 under the provisions of the Act in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998.

2.4.2 Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Fourth Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Fourth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Fourth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.4.3 The objects for which the Fourth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*

2. *To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions."*

2.5 **Recron Synthetics Limited**

2.5.1 Recron Synthetics Limited (hereinafter referred to as **"RSL"** or the **"Fifth Transferor Company"**) was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Act in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Fifth Transferor Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.5.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Fifth Transferor Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Fifth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Fifth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.5.3 The objects for which the Fifth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.*

2. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile - Butadiene - Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol - A, Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melamine - Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane, Methyl*

Alcohol, Mixed - Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol - Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Poly-butadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl - Methacrylate, Polypropylene Fibre Films Resins and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene - Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending, processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."

2.6 **Silvassa Industries Private Limited**

2.6.1 Silvassa Industries Private Limited (hereinafter referred to as **"SIPL"** or the **"Sixth Transferor Company"**) was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Sixth Transferor Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Sixth Transferor Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Sixth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.6.2 The objects for which the Sixth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on the business of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibers, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing, packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibers, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibers, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.

2. To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."

2.7 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the **"Transferor Companies"**.

2.8 **Indian Petrochemicals Corporation Limited**

2.8.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as **"IPCL"** or the **"Transferee Company"**) was incorporated on 22nd March 1969 under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.8.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing:

(a) All organic and inorganic chemicals, synthetic chemical derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.

(b) Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.

(c) All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.

(d) Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.

(e) Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.

(f) Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.

(g) Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.

(h) *Solvents of all types, grades and formulations, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.*

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types."*

2.8.3 The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Transferee Company commenced its business and is presently operating three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by polyester industry.

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and of the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under:

(a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

7. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the other Transferor Companies and the Board of Directors of the Transferee Company have thought it advantageous and fit that the undertakings and businesses of the Applicant Company and other Transferor Companies be consolidated by way of amalgamation thereof with the Transferee Company.

8. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

9. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act; whereby the whole of the undertakings and businesses of all the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

10. The salient features of the Scheme are:

(i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

(ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

(iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the Statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

(iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits

of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date.

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the transfer of Undertakings of all the Transferor Companies and envisages that:

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits; subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments

(including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

(h) With effect from the Appointed Date and up to and including the Effective Date:

(i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

(ii) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of the Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of the secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of the Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred, without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xv) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in the "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, and costs and charges and expenses in connection with the Scheme, shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvi) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xvii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xviii) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise in carrying out the Scheme.

(xix) The Scheme is conditional upon and subject to:

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court;

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xx) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company, the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxi) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.

(xxii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors (including debenture holders) of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

12. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of shares of the Applicant Company is fair and reasonable.

13. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

14. The interests of the creditors of the Applicant Company would not be affected by the proposed amalgamation. The Transferee Company has a greater networth and is in a solvent position and would be able to meet its liabilities as and when they arise in the ordinary course of business. No reduction of dues of creditors is required under the Scheme.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the other Transferor Companies and of the Transferee Company on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company, the other Transferor Companies and the Transferee Company will each seek the sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. The pre-merger shareholding pattern of the Applicant Company and their percentage shareholding in the Transferee Company post-merger, is as under:

Sr. No.	Category of Shareholding in Transferor Company	PRE MERGER % Shareholding in in Transferor Co.	POST MERGER % Shareholding in in Transferee Co.
1	Promoters (Including PACs)	49.84	1.09
2	Banks	1.69	0.04
3	Mutual Funds	0.07	0.00
4	Insurance Companies	1.15	0.03
5	FIIs	0.03	0.00
6	FIs	26.12	0.57
7	Bodies Corporate	3.45	0.08
8	NRIs	0.48	0.01
9	Indian Public	17.17	0.37
10	Others	0.00	0.00

19. Pre and Post-Merger Shareholding Pattern of Transferee Company

Sr. No.	Category of Shareholding in Transferee Company	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

20. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100	-	-	-	-	-	-
G. B. B. Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173	-	-	50	-	100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Guzder	RSL	-	-	-	-	1500	-	-
Vinay V. Kolte	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor Companies.

21. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

22. The Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their respective shareholding, if any, in any of the Transferor Companies or as the case may be, the Transferee Company, or to the extent the said Directors are common directors and/or officers in any of the Transferor Companies or the Transferee Company, or to the extent the said Directors are the partners of firms; the directors/members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

23. The Scheme provides for the restructuring of the Zero Coupon Secured Redeemable Non-Convertible Debentures of the Applicant Company in the manner provided in Part III of the Scheme. UTI Bank Limited and Industrial Development Bank of India Limited are the Trustees for the Debenture holders. The said Trustees may

be deemed to be concerned and/or interested in the Scheme to the extent of its shareholding, if any, in any of the Transferor Companies or, as the case may be, the Transferee Company or to the extent the Trustees may be allotted shares in the Transferee Company as a result of the Scheme of Amalgamation or to the extent that UTI Bank Limited / Industrial Development Bank of India Limited is/are Trustees for bonds/ debentures issued by any of the Transferor Companies or by the Transferee Company.

24. The Applicant Company is not a subsidiary of the Transferee Company or any of the Transferor Companies and the Transferee Company or any of the Transferor Companies are not subsidiaries of the Applicant Company in any manner whatsoever, as provided in Section 4 of the Act.

25. An Equity Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not be a member of the Company. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

26. Corporate Members intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the meeting.

27. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 272 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company, the other Transferor Companies and the Transferee Company;

(e) (i) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 for the Applicant Company, the Transferee Company and all the Transferor Companies other than the Fifth Transferor Company;

(ii) Audited Balance Sheet and Profit and Loss Account of the Fifth Transferor Company for the financial year ended 31st December 2004;

(f) Valuation Report dated 24th April 2006 of PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited; and

(g) No Objection letters for the Scheme received from the Stock Exchanges.

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office:

402/B, 4th Floor, Gunjan Tower
Off Alembic-Gorwa Road
Subhanpura, Vadodara 390 023
Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited
(collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited
(the "Transferee Company")

PREAMBLE

A. Description of Companies

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- **AFL** or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- **CIPL** or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- **IPL** or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- **OPL** or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- **RSL** or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- **SIPL** or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. Rationale for the Scheme of Amalgamation

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. Purpose of the Scheme

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. Parts of the Scheme

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. Definitions

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof **(i)** for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and **(ii)** for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. **"SIPL"** or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. **"Undertaking"** in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

1.18. **"Undertakings"** means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws; as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. **Date when the Scheme comes into Operation**

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. **Transfer of Undertakings**

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. **Contracts, deeds, etc.**

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. **Legal proceedings**

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. **Conduct of business** -

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. **Employees**

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. **Saving of concluded transactions**

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. **Restructuring of Liabilities**

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 (**"AFL ZCDs"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule** I attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company (**"ZCDs-Series I"**) in the proportion of 1 (one) new ZCD - Series I for every 1 (one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column D** of the **Table** in **Schedule** I attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 (**"CIPL ZCDs- 30th June 2013"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column C** of **Table 1** in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company (**"ZCDs- Series II"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid; and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table** 1 in **Schedule** II attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03,929/- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs- 31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1 (one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column D** of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column** C of **Table 1** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table I in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column** C of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1(one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column** D of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs -*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column C** of **Table 1** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company (**"10% New OFCDs"**) in the proportion of 1 (one) 10% New OFCD for every 1(one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D** of **Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) (**"SIPL 9% OFCDs"**). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company (**"9% New OFCDs"**) in the proportion of 1 (one) new 9% New OFCD for every 1(one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the **"New Debentures"**).

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column D** of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. Issue of Equity Shares

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the "**Share Exchange Ratio**").

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. **General provisions applicable to issue of equity shares**

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. **Payment to Preference Shareholders of First Transferor Company**

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. **Accounting treatment**

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. Declaration of dividend

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. Dissolution of Transferor Companies

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. Validity of existing resolutions, etc.

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. Modification of Scheme

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. Filing of Applications

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. Approvals

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. Scheme conditional upon sanctions, etc.

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE I Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1:25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series-II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur, in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III

OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV.
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV

RSL - Fifth Transferor Company

TABLE 1 Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D.
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2 Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010.
		First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
		Third Party Corporate Guarantee for due repayment of the outstanding assistance	
6.	Asset Cover		Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1 Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2 Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
		If not converted earlier, the debentures shall be redeemed on 31st March 2014.	
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan
		Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.
2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.
3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.
4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.
5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.
6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.
7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.
8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.
9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.
10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.
11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	-
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company.	
		Collateral Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	
	Total	**Rs. 6.50 crores**	
2.	**Non-fund based Limits**		
	Letter of Credit	Rs. 1.00 crores	
	Bank Guarantee	Rs. 2.00 crores	
	Total	**Rs. 3.00 crores**	

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting	Rs. 50.00 crores	Rs. 50.00 crores
	(DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)		
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits** **Cash Credit Hypothecation** **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future). Bills Purchase / Bills Discounting Nil **B. For Non-Fund Based Limits** Letter of Credit **First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC. Bank Guarantee **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future. **C. For both Fund and Non-Fund Based Limits** **Second Charge** over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	**A. For Fund Based limits** **Cash Credit Hypothecation** **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company. Bills Purchase / Bills Discounting Nil **B. For Non-Fund Based Limits** Letter of Credit **First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC. Bank Guarantee **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company. **C. For both Fund and Non-Fund Based Limits** **Second Charge** over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 272 OF 2006

In the matter of Companies Act, 1956;

- And -

In the matter of Sections 391 to 394 of the Companies Act, 1956;

- And -

In the matter of Central India Polyesters Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

- And -

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned equity shareholder(s) of the Applicant Company hereby appoint ______________________ of ______________________ and failing him / her ______________________ of ______________________ as my/our proxy, to act for me / us at the meeting of the Equity Shareholders of the Applicant Company to be held on Thursday, the 13th day of July, 2006 at 2.00 p.m., at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited (the 'Applicant Company'), India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name ______________________ (here, if for, insert '**for**'; if against, insert '**against**', and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**; as my/ our proxy may approve.

* *Strike out what is not necessary.*

Dated this __________ day of ______________ 2006

Name: ______________________

Address: ______________________

____

Affix 15 Paise Revenue Stamp

(For Demat holding) DP Id. ______________________ Client Id. ______________________

(For Physical holding) Folio No. ______________________

No. of shares held : ______________________

Signature of Shareholder(s) : Sole holder / First holder - ______________________

Second holder - ______________________

Third holder - ______________________

Signature of Proxy: ______________________

Cut here

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

ATTENDANCE SLIP

CIPL

CENTRAL INDIA POLYESTERS LIMITED

Registered Office: 402/B, 4th Floor, Gunjan Tower, Off Alembic–Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP Id*			Folio No.	
Client Id*			No. of Share(s) held	

NAME AND ADDRESS OF THE SHAREHOLDER / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Equity Shareholders of the Company convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Thursday, the 13th day of July, 2006 at 2.00 p.m., at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Equity Shareholder or proxy : ____________________

Notes :

1. *Applicable for shareholders holding shares in dematerialised form.
2. Shareholder(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Cut here

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Central India Polyesters Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad - 500 034

CENTRAL INDIA POLYESTERS LIMITED

MEETING OF THE UNSECURED CREDITORS

Date : 13th July 2006

Time : 3.00 p.m. or so soon thereafter after the conclusion of the meeting of the Secured Creditors (including Debenture holders)

Venue : R&D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391346, Gujarat.

CONTENTS

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 272 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

NOTICE CONVENING MEETING OF THE UNSECURED CREDITORS OF CENTRAL INDIA POLYESTERS LIMITED

To,

The Unsecured Creditors of Central India Polyesters Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Unsecured Creditors of the Applicant Company be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 3.00 p.m. or so soon thereafter after the conclusion of the meeting of the Secured Creditors (including Debenture holders) of the Applicant Company for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited ("Applicant Company"), India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Unsecured Creditors of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 3.00 p.m. or so soon thereafter after the conclusion of the meeting of the Secured Creditors (including Debenture holders) of the Applicant Company, when you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by Proxy, provided that a Proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Justice S. D. Dave (Retd.), and failing him, Mr. Justice J. P. Desai (Retd.) to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 14th day of June, 2006.

Registered Office:
402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road,
Subhanpura, Vadodara 390 023, Gujarat.

Note: All alterations made in the Form of Proxy should be initialled.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD IN ITS ORIGINAL JURISDICTION COMPANY APPLICATION NO. 272 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Central India Polyesters Limited, a company }
incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, }
4th Floor, Gunjan Tower, Off Alembic-Gorwa }
Road, Subhanpura, Vadodara-390 023, Gujarat } ...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited (Applicant Company), India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (the "Scheme"). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 **Central India Polyesters Limited**

2.1.1 Central India Polyesters Limited (hereinafter referred as "CIPL" or the "Applicant Company" or the "Second Transferor Company") was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Companies Act, 1956 (the "Act") in the State of Maharashtra and a Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Applicant Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.1.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Applicant Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Applicant Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Applicant Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.1.3 The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, Viscose Filament Yarn, Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol, Acrylonitrile, P-xylene, Polyester, metallised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.

2. To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."

2.1.4 The Applicant Company is engaged in the manufacture and sale of Polyester Products viz: Synthetic Filament Yarn of Polyesters Partially Oriented and Polymer in primary form of Polyethylene Terephthalate.

2.1.5 The Applicant Company's equity shares are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited and on the Stock Exchanges at Kolkata and New Delhi. The Applicant Company has applied for voluntary delisting at Kolkata and New Delhi, and is awaiting approval in this behalf.

2.2 **Appollo Fibres Limited**

2.2.1 Appollo Fibres Limited (hereinafter referred to as "AFL" or the "First Transferor Company") was incorporated on 27th day of February 2001 under the provisions of the Act in the State of Punjab and the

Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.2.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the First Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the First Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the First Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara - 390 023, Gujarat.

2.2.3 The objects for which the First Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes."

2.3 **India Polyfibres Limited**

2.3.1 India Polyfibres Limited (hereinafter referred to as "IPL" or the "Third Transferor Company") was incorporated on the 21st day of October 1982 under the provisions of the Act in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.3.2 Pursuant to the Order dated 16th May 2006, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Third Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Third Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.3.3 The objects for which the Third Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.*

2. *To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate, polybutylene, terephthalate, thermosetting and thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.*

3. *To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates, acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.*

4. *To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.*

5. *To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.*

6. *To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.*

7. *To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.*

8. *To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives, intermediates and by-products of all or any of the foregoing.*

9. *To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides, medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.*

10. *To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.*

11. *To fix atmospheric nitrogen by the synthetic amonia or by any other process and to manufacture its derivative compounds and to deal in the same.*

12. *To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open, work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and*

other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.

13. *To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding accessories of whatsoever description.*

14. *To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.*

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.4 **Orissa Polyfibres Limited**

2.4.1 Orissa Polyfibres Limited (hereinafter referred to as "OPL" or the "**Fourth Transferor Company**") was incorporated on the 11th day of December 1998 under the provisions of the Act in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998.

2.4.2 Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Fourth Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Fourth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Fourth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.4.3 The objects for which the Fourth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*

2. *To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions."*

2.5 **Recron Synthetics Limited**

2.5.1 Recron Synthetics Limited (hereinafter referred to as "RSL" or the "**Fifth Transferor Company**") was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Act in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Fifth Transferor Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.5.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Fifth Transferor Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Fifth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Fifth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.5.3 The objects for which the Fifth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.*

2. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile - Butadiene - Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol - A, Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melamine - Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane, Methyl*

Alcohol, Mixed - Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol - Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Polybutadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl - Methacrylate, Polypropylene Fibre Films Resins and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene - Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."

2.6 **Silvassa Industries Private Limited**

2.6.1 Silvassa Industries Private Limited (hereinafter referred to as "SIPL" or the "Sixth Transferor Company") was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Sixth Transferor Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Sixth Transferor Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Sixth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.6.2 The objects for which the Sixth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibers, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing, packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibers, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibers, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.*

2. *To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."*

2.7 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the "**Transferor Companies**".

2.8 **Indian Petrochemicals Corporation Limited**

2.8.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as "IPCL" or the "Transferee Company") was incorporated on 22nd March 1969 under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.8.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing:*

(a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.*

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) *Solvents of all types, grades and formulations, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.*

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types."*

2.8.3 The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Transferee Company commenced its business and is presently operating three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol ("MEG") used by polyester industry.

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and of the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under:

(a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

7. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the other Transferor Companies and the Board of Directors of the Transferee Company have thought it advantageous and fit that the undertakings and businesses of the Applicant Company and other Transferor Companies be consolidated by way of amalgamation thereof with the Transferee Company.

8. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

9. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act, whereby the whole of the undertakings and businesses of all the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

10. The salient features of the Scheme are:

(i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

(ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

(iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the Statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

(iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits

of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the "Assets");

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the "Liabilities");

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date.

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the transfer of Undertakings of all the Transferor Companies and envisages that:

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties; special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments

(including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

(h) With effect from the Appointed Date and up to and including the Effective Date:

(i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

(ii) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of the Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of the secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of the Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred, without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xv) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in the "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, and costs and charges and expenses in connection with the Scheme, shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvi) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xvii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xviii) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise in carrying out the Scheme.

(xix) The Scheme is conditional upon and subject to:

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court;

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xx) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company, the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxi) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.

(xxii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors (including debenture holders) of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

12. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of shares of the Applicant Company is fair and reasonable.

13. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

14. The interests of the creditors of the Applicant Company would not be affected by the proposed amalgamation. The Transferee Company has a greater networth and is in a solvent position and would be able to meet its liabilities as and when they arise in the ordinary course of business. No reduction of dues of creditors is required under the Scheme.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the other Transferor Companies and of the Transferee Company on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company, the other Transferor Companies and the Transferee Company will each seek the sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. The pre-merger shareholding pattern of the Applicant Company and their percentage shareholding in the Transferee Company post-merger, is as under:

		PRE MERGER	POST MERGER
Sr. No.	Category of Shareholding in Transferor Company	% Shareholding in in Transferor Co.	% Shareholding in in Transferee Co.
1	Promoters (Including PACs)	49.84	1.09
2	Banks	1.69	0.04
3	Mutual Funds	0.07	0.00
4	Insurance Companies	1.15	0.03
5	FIIs	0.03	0.00
6	FIs	26.12	0.57
7	Bodies Corporate	3.45	0.08
8	NRIs	0.48	0.01
9	Indian Public	17.17	0.37
10	Others	0.00	0.00

19. Pre and Post-Merger Shareholding Pattern of Transferee Company

Sr. No.	Category of Shareholding in Transferee Company	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

20. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares						
		AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100	-	-	-	-	-	-
G. B. B. Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173	-	-	50	-	100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Guzder	RSL	-	-	-	-	1500	-	-
Vinay V. Kolte	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor Companies.

21. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

22. The Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their respective shareholding, if any, in any of the Transferor Companies or as the case may be, the Transferee Company, or to the extent the said Directors are common directors and/or officers in any of the Transferor Companies or the Transferee Company, or to the extent the said Directors are the partners of firms; the directors/ members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

23. The Scheme provides for the restructuring of the Zero Coupon Secured Redeemable Non-Convertible Debentures of the Applicant Company in the manner provided in Part III of the Scheme. UTI Bank Limited and Industrial Development Bank of India Limited are the Trustees for the Debenture holders. The said Trustees may

be deemed to be concerned and/or interested in the Scheme to the extent of its shareholding, if any, in any of the Transferor Companies or, as the case may be, the Transferee Company or to the extent the Trustees may be allotted shares in the Transferee Company as a result of the Scheme of Amalgamation or to the extent that UTI Bank Limited / Industrial Development Bank of India Limited is/are Trustees for bonds/ debentures issued by any of the Transferor Companies or by the Transferee Company.

24. The Applicant Company is not a subsidiary of the Transferee Company or any of the Transferor Companies and the Transferee Company or any of the Transferor Companies are not subsidiaries of the Applicant Company in any manner whatsoever, as provided in Section 4 of the Act.

25. An Unsecured Creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

26. Bodies Corporate intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the meeting.

27. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 272 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company, the other Transferor Companies and the Transferee Company;

(e) (i) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 for the Applicant Company, the Transferee Company and all the Transferor Companies other than the Fifth Transferor Company;

(ii) Audited Balance Sheet and Profit and Loss Account of the Fifth Transferor Company for the financial year ended 31st December 2004;

(f) Valuation Report dated 24th April 2006 of PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited; and

(g) No Objection letters for the Scheme received from the Stock Exchanges.

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office:

402/B, 4th Floor, Gunjan Tower
Off Alembic-Gorwa Road
Subhanpura, Vadodara 390 023
Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited (collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited (the "Transferee Company")

PREAMBLE

A. Description of Companies

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- **AFL** or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- **CIPL** or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- **IPL** or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- **OPL** or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- **RSL** or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- **SIPL** or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. Rationale for the Scheme of Amalgamation

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. Purpose of the Scheme

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. Parts of the Scheme

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. Definitions

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof (i) for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and (ii) for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. **"SIPL"** or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. "**Undertaking**" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/ or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the "**Assets**");

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the "**Liabilities**");

1.18. "**Undertakings**" means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company.

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. **Date when the Scheme comes into Operation**

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. **Transfer of Undertakings**

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. **Contracts, deeds, etc.**

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies..

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. Legal proceedings

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. Conduct of business

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. Employees

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. **Saving of concluded transactions**

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. **Restructuring of Liabilities**

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 (**"AFL ZCDs"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule I** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company (**"ZCDs-Series I"**) in the proportion of 1 (one) new ZCD - Series I for every 1 (one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column D** of the **Table** in **Schedule I** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 (**"CIPL ZCDs- 30th June 2013"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column C** of **Table 1** in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company (**"ZCDs- Series II"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table 1** in **Schedule II** attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03,929/- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs-31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1(one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column D** of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column C** of **Table 1** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73;700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table I in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column C** of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1(one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column D** of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column C** of **Table 1** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company (**"10% New OFCDs"**) in the proportion of 1 (one) 10% New OFCD for every 1(one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D** of **Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) (**"SIPL 9% OFCDs"**). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company (**"9% New OFCDs"**) in the proportion of 1 (one) new 9% New OFCD for every 1(one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the **"New Debentures"**).

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column D** of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. **Issue of Equity Shares**

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the "**Share Exchange Ratio**").

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. General provisions applicable to issue of equity shares

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. Payment to Preference Shareholders of First Transferor Company

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. Accounting treatment

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. Declaration of dividend

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. Dissolution of Transferor Companies

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. Validity of existing resolutions, etc.

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. Modification of Scheme

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. Filing of Applications

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. Approvals

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. Scheme conditional upon sanctions, etc.

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE 1 Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series-II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B.	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/-. Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III

OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV

RSL - Fifth Transferor Company

TABLE 1 Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series.	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-.
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2 Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010.
		First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
		Third Party Corporate Guarantee for due repayment of the outstanding assistance	
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1 Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2

Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
		If not converted earlier, the debentures shall be redeemed on 31st March 2014.	
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan
		Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.
2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.
3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.
4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.
5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.
6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.
7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.
8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.
9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.
10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.
11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	-
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated. **Collateral** Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company. **Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits		
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	-
	Total	Rs. 6.50 crores	
2.	Non-fund based Limits		-
	Letter of Credit	Rs. 1.00 crores	-
	Bank Guarantee	Rs. 2.00 crores	-
	Total	Rs. 3.00 crores	

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting	Rs. 50.00 crores	Rs. 50.00 crores
	(DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)		
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits** **Cash Credit Hypothecation** **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future). Bills Purchase / Bills Discounting Nil **B. For Non-Fund Based Limits** Letter of Credit **First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC. Bank Guarantee **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future. **C. For both Fund and Non-Fund Based Limits** **Second Charge** over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	**A. For Fund Based limits** **Cash Credit Hypothecation** **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company. Bills Purchase / Bills Discounting Nil **B. For Non-Fund Based Limits** Letter of Credit **First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC. Bank Guarantee **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company. **C. For both Fund and Non-Fund Based Limits** **Second Charge** over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 272 OF 2006

In the matter of Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Central India Polyesters Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned unsecured creditor(s) of the Applicant Company hereby appoint ________________ of ________________ and failing him / her ________________ of ________________ as my/our proxy, to act for me / us at the meeting of the Unsecured Creditors of the Applicant Company to be held on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat at 3.00 p.m. or so soon thereafter after the conclusion of the meeting of the Secured Creditors (including Debenture holders) of the Applicant Company for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited (the 'Applicant Company'), India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name ________________ (here, if for, insert 'for'; if against, insert 'against', and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**, as my/ our proxy may approve.

** Strike out what is not necessary.*

Dated this ________ day of ____________ 2006

Name: ________________________________

Address: ________________________________

____

____

Affix 15 Paise Revenue Stamp

Signature of Unsecured Creditor: ________________________________

Signature of Proxy: ________________________________

Cut here

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

ATTENDANCE SLIP

CIPL

CENTRAL INDIA POLYESTERS LIMITED

Registered Office : 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

NAME AND ADDRESS OF THE UNSECURED CREDITOR / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Unsecured Creditors of the Company convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Unsecured Creditor or proxy : ____________________

Note :

Unsecured Creditor(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Cut here

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Central India Polyesters Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034

INDIA POLYFIBRES LIMITED

MEETING OF THE EQUITY SHAREHOLDERS

Date : 13th July 2006

Time : 11.00 a.m.

Venue : R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 271 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

India Polyfibres Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF INDIA POLYFIBRES LIMITED

To,

The Equity Shareholders of India Polyfibres Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 11.00 a.m. for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited ("Applicant Company"), Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 11.00 a.m., at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Justice S. D. Dave (Retd.) and failing him, Mr. Justice J. P. Desai (Retd.) to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Dated this 14th day of June, 2006.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Registered Office:

402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road,
Subhanpura, Vadodara 390 023, Gujarat.

Notes: (1) All alterations made in the Form of Proxy should be initialled.

(2) Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the shareholders' meeting.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD IN ITS ORIGINAL JURISDICTION COMPANY APPLICATION NO. 271 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

India Polyfibres Limited, a company incorporated }
under the Companies Act, 1956 and having }
its registered office at 402/B, 4th Floor, }
Gunjan Tower, Off Alembic-Gorwa Road, }
Subhanpura, Vadodara 390 023, Gujarat }...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited (Applicant Company), Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (the "**Scheme**"). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 **India Polyfibres Limited**

2.1.1 India Polyfibres Limited (hereinafter referred to as "**IPL**" or the "**Applicant Company**" or the "**Third Transferor Company**") was incorporated on the 21st day of October 1982 under the provisions of the Companies Act, 1956 (the "**Act**") in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.1.2 Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Applicant Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.1.3 The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"*1. To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.*

2. To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate, polybutylene, terephthalate, thermosetting and thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.

3. To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates, acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.

4. To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.

5. To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.

6. To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.

7. To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.

8. To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives, intermediates and by-products of all or any of the foregoing.

9. To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides,

medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.

10. *To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.*

11. *To fix atmospheric nitrogen by the synthetic ammonia or by any other process and to manufacture its derivative compounds and to deal in the same.*

12. *To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open, work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.*

13. *To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding accessories of whatsoever description.*

14. *To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.*

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.1.4 The Applicant Company is engaged in manufacture and sale of Polyester Staple Fibre (PSF), being a Polyester Product.

2.1.5 The Applicant Company is listed on the Bombay Stock Exchange Limited and the Stock Exchange at Kolkata. The Applicant Company has applied for voluntary delisting from the Stock Exchange at Kolkata and the approval in this behalf is awaited.

2.2 Appollo Fibres Limited

2.2.1 Appollo Fibres Limited (hereinafter referred to as **"AFL"** or the **"First Transferor Company"**) was incorporated on 27th day of February 2001 under the provisions of the Act in the State of Punjab and the Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.2.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the First Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the First Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the First Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara – 390 023, Gujarat.

2.2.3 The objects for which the First Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes."

2.3 Central India Polyesters Limited

2.3.1 Central India Polyesters Limited (hereinafter referred to as **"CIPL"** or the **"Second Transferor Company"**) was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Act in the State of Maharashtra and a Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Second Transferor Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.3.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Second Transferor Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Second Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.3.3 The objects for which the Second Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, Viscose Filament Yarn, Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or*

otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol, Acrylonitrile, P-xylene, Polyester, metallised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.

2. *To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."*

2.4 **Orissa Polyfibres Limited**

2.4.1 Orissa Polyfibres Limited (hereinafter referred to as "OPL" or the **"Fourth Transferor Company"**) was incorporated on the 11th day of December 1998 under the provisions of the Act in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998.

2.4.2 Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Fourth Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Fourth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Fourth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.4.3 The objects for which the Fourth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*

2. *To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions."*

2.5 **Recron Synthetics Limited**

2.5.1 Recron Synthetics Limited (hereinafter referred to as **"RSL"** or the **"Fifth Transferor Company"**) was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Act in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Fifth Transferor Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.5.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Fifth Transferor Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Fifth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Fifth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.5.3 The objects for which the Fifth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.*

2. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile – Butadiene – Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol – A, Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melamine–Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane,*

Methyl Alcohol, Mixed – Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol – Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Polybutadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl – Methacrylate, Polypropylene Fibre Films Resins and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene – Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending, processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."

2.6 **Silvassa Industries Private Limited**

2.6.1 Silvassa Industries Private Limited (hereinafter referred to as **"SIPL"** or the **"Sixth Transferor Company"**) was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Sixth Transferor Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Sixth Transferor Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Sixth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.6.2 The objects for which the Sixth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on the business of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibres, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing, packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibres, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/ synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibres, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.

2. To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."

2.7 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the **"Transferor Companies"**.

2.8 **Indian Petrochemicals Corporation Limited**

2.8.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as **"IPCL"** or the **"Transferee Company"**) was incorporated on 22nd March 1969 under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.8.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing:

(a) All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.

(b) Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.

(c) All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.

(d) Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.

(e) Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.

(f) Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.

(g) Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.

(h) *Solvents of all types, grades and formulations, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.*

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types."*

2.8.3 The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Transferee Company commenced its business and is presently operating three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by polyester industry.

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and of the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under:

(a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

7. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the other Transferor Companies and the Board of Directors of the Transferee Company have thought it advantageous and fit that the undertakings and businesses of the Applicant Company and other Transferor Companies be consolidated by way of amalgamation thereof with the Transferee Company.

8. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

9. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act, whereby the whole of the undertakings and businesses of all the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

10. The salient features of the Scheme are:

(i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

(ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

(iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the Statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

(iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data,

catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the "**Assets**");

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the "**Liabilities**");

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date.

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the transfer of Undertakings of all the Transferor Companies and envisages that:

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme, in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

(h) With effect from the Appointed Date and up to and including the Effective Date:

(i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

(ii) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, each of the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of the secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of the Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred, without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xv) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in the "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, and costs and charges and expenses in connection with the Scheme, shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvi) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xvii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xviii) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise in carrying out the Scheme.

(xix) The Scheme is conditional upon and subject to:

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court;

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xx) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company, the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxi) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.

(xxii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

12. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of shares of the Applicant Company is fair and reasonable.

13. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

14. The interests of the creditors of the Applicant Company would not be affected by the proposed amalgamation. The Transferee Company has a greater networth and is in a solvent position and would be able to meet its liabilities as and when they arise in the ordinary course of business. No reduction of dues of creditors is required under the Scheme.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the other Transferor Companies and of the Transferee Company on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company, the other Transferor Companies and the Transferee Company will each seek the sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. The pre-merger shareholding pattern of the Applicant Company and their percentage shareholding in the Transferee Company post-merger, is as under:

		PRE MERGER	POST MERGER
Sr. No.	Category of Shareholding in Transferor Company	% shareholding in Transferor Company	% shareholding in Transferee Company
1	Promoters (Including PACs)	48.28	0.49
2	Banks	6.70	0.07
3	Mutual Funds	0.00	0.00
4	Insurance Companies	4.20	0.04
5	FIIs	0.00	0.00
6	FIs	17.63	0.18
7	Bodies Corporate	7.23	0.07
8	NRIs/OCBs	0.04	0.00
9	Indian Public	15.92	0.16
10	Others	0.00	0.00

19. Pre and Post-Merger Shareholding Pattern of Transferee Company

Sr. No.	Category of Shareholding in Transferee Company	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

20. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares						
		AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100	-	-	-	-	-	-
G. B. B. Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173	-	-	50	-	100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Guzder	RSL	-	-	-	-	1500	-	-
Vinay V. Kolte	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor Companies.

21. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

22. The Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their respective shareholding, if any, in any of the Transferor Companies or as the case may be, the Transferee Company, or to the extent the said Directors are common directors and/or officers in any of the Transferor Companies or the Transferee Company, or to the extent the said Directors are the partners of firms; the directors/members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

23. The Applicant Company is not a subsidiary of the Transferee Company or any other Transferor Companies and the Transferee Company or any of the Transferor Companies are not subsidiaries of the Applicant Company in any manner whatsoever, as provided in Section 4 of the Act.

24. An Equity Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not be a member of the Company. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

25. Corporate Members intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the meeting.

26. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 271 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company, the other Transferor Companies and the Transferee Company;

(e) (i) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 for the Applicant Company, the Transferee Company and all the Transferor Companies other than the Fifth Transferor Company;

(ii) Audited Balance Sheet and Profit and Loss Account of the Fifth Transferor Company for the financial year ended 31st December 2004;

(f) Valuation Report dated 24th April 2006 of PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited; and

(g) No Objection letters for the Scheme received from the Stock Exchanges.

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office:
402/B, 4th Floor, Gunjan Tower
Off Alembic-Gorwa Road
Subhanpura, Vadodara 390 023
Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited (collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited (the "Transferee Company")

PREAMBLE

A. Description of Companies

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- **AFL** or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- **CIPL** or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- **IPL** or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- **OPL** or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- **RSL** or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- **SIPL** or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. Rationale for the Scheme of Amalgamation

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. **Purpose of the Scheme**

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. **Parts of the Scheme**

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. **Definitions**

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof **(i)** for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and **(ii)** for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. **"SIPL"** or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. **"Undertaking"** in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/ or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

1.18. **"Undertakings"** means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. **Date when the Scheme comes into Operation**

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. **Transfer of Undertakings**

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. **Contracts, deeds, etc.**

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. **Legal proceedings**

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. **Conduct of business**

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. **Employees**

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. **Saving of concluded transactions**

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. **Restructuring of Liabilities**

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 ("**AFL ZCDs**") of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule I** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company ("**ZCDs-Series I**") in the proportion of 1 (one) new ZCD - Series I for every 1 (one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column D** of the **Table** in **Schedule** I attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 ("**CIPL ZCDs- 30th June 2013**") and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column C** of **Table** 1 in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company ("**ZCDs- Series II**") in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table 1** in **Schedule II** attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03,929/- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs-31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table. 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1(one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column D** of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column** C of **Table** 1 in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table** 1 in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column C** of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1(one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column D** of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company).

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column C** of **Table** 1 in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company (**"10% New OFCDs"**) in the proportion of 1 (one) 10% New OFCD for every 1(one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D** of **Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) (**"SIPL 9% OFCDs"**). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company (**"9% New OFCDs"**) in the proportion of 1 (one) new 9% New OFCD for every 1(one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the **"New Debentures"**).

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column D** of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. **Issue of Equity Shares**

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the "**Share Exchange Ratio**").

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. General provisions applicable to issue of equity shares

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. **Payment to Preference Shareholders of First Transferor Company**

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. **Accounting treatment**

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. **Declaration of dividend**

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. **Dissolution of Transferor Companies**

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. **Validity of existing resolutions, etc.**

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. **Modification of Scheme**

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. **Filing of Applications**

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. **Approvals**

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. **Scheme conditional upon sanctions, etc.**

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE 1 Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series-II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III

OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV

RSL - Fifth Transferor Company

TABLE I Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2 Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010.
		First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
		Third Party Corporate Guarantee for due repayment of the outstanding assistance	
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1 Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
		If not converted earlier, the debentures shall be redeemed on 31st March 2014.	
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2

Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan
		Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.

2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.

3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.

4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.

5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.

6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.

7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.

8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.

9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.

10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.

11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	-
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company.	
		Collateral Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		-
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	-
	Total	**Rs. 6.50 crores**	
2.	**Non-fund based Limits**		-
	Letter of Credit	Rs. 1.00 crores	-
	Bank Guarantee	Rs. 2.00 crores	-
	Total	**Rs. 3.00 crores**	

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting	Rs. 50.00 crores	Rs. 50.00 crores
	(DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)		
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits**	**A. For Fund Based limits**
		Cash Credit Hypothecation	**Cash Credit Hypothecation**
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future).	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company.
		Bills Purchase / Bills Discounting	Bills Purchase / Bills Discounting
		Nil	Nil
		B. For Non-Fund Based Limits	**B. For Non-Fund Based Limits**
		Letter of Credit	Letter of Credit
		First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.
		Bank Guarantee	Bank Guarantee
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company.
		C. For both Fund and Non-Fund Based Limits	**C. For both Fund and Non-Fund Based Limits**
		Second Charge over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	**Second Charge** over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 271 OF 2006

In the matter of Companies Act, 1956;

- And -

In the matter of Sections 391 to 394 of the Companies Act, 1956;

- And -

In the matter of India Polyfibres Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

- And -

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

India Polyfibres Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned equity shareholder(s) of the Applicant Company hereby appoint ______ of ______ and failing him / her ______ of ______ as my/our proxy, to act for me / us at the meeting of the Equity Shareholders of the Applicant Company to be held on Thursday, the 13th day of July, 2006 at 11.00 a.m., at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited (the 'Applicant Company'), Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name ______ (here, if for, insert '**for**'; if against, insert '**against**', and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**, as my/ our proxy may approve.

** Strike out what is not necessary.*

Dated this ______ day of ______ 2006

Name: ______

Address: ______

______

Affix 15 Paise Revenue Stamp

(For Demat holding) DP Id. ______ Client Id. ______

(For Physical holding) Folio No. ______

No. of shares held : ______

Signature of Shareholder(s) : Sole holder / First holder - ______

Second holder - ______

Third holder - ______

Signature of Proxy: - ______

Cut here

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

ATTENDANCE SLIP

INDIA POLYFIBRES LIMITED

Registered Office : 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL
Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP Id*			Folio No.	
Client Id*			No. of Share(s) held	

NAME AND ADDRESS OF THE SHAREHOLDER / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Equity Shareholders of the Company convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Thursday, the 13th day of July, 2006 at 11.00 a.m., at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Equity Shareholder or proxy :____________________

Cut here

Notes :

1. *Applicable for shareholders holding shares in dematerialised form.
2. Shareholder(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: India Polyfibres Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034

Colorama Hyd. Ph. 23730328

INDIA POLYFIBRES LIMITED

MEETING OF THE UNSECURED CREDITORS

Date : 13th July 2006

Time : 11.30 a.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders

Venue : R&D Auditorium of Indian Petrochemicals Corporation Limited, P.O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS PAGES

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 271 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

NOTICE CONVENING MEETING OF THE UNSECURED CREDITORS OF INDIA POLYFIBRES LIMITED

To,

The Unsecured Creditors of India Polyfibres Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Unsecured Creditors of the Applicant Company be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 11.30 a.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders, for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited ("Applicant Company"), Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Unsecured Creditors of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 11.30 a.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders, when you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by Proxy, provided that a Proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Justice S. D. Dave (Retd.), and failing him, Mr. Justice J. P. Desai (Retd.) to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Dated this 14th day of June, 2006.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Registered Office:
402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road,
Subhanpura, Vadodara 390 023, Gujarat.

Note: All alterations made in the Form of Proxy should be initialled.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD IN ITS ORIGINAL JURISDICTION COMPANY APPLICATION NO. 271 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

India Polyfibres Limited, a company incorporated }
under the Companies Act, 1956 and having }
its registered office at 402/B, 4th Floor, }
Gunjan Tower, Off Alembic-Gorwa Road, }
Subhanpura, Vadodara 390 023, Gujarat }...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited (Applicant Company), Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (the **"Scheme"**). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 **India Polyfibres Limited**

2.1.1 India Polyfibres Limited (hereinafter referred to as **"IPL"** or the **"Applicant Company"** or the **"Third Transferor Company"**) was incorporated on the 21st day of October 1982 under the provisions of the Companies Act, 1956 (the **"Act"**) in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.1.2 Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Applicant Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.1.3 The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.*

2. *To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate, polybutylene, terephthalate, thermosetting and thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.*

3. *To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates, acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.*

4. *To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.*

5. *To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.*

6. *To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.*

7. *To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.*

8. *To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives, intermediates and by-products of all or any of the foregoing.*

9. *To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides,*

medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.

10. *To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.*

11. *To fix atmospheric nitrogen by the synthetic ammonia or by any other process and to manufacture its derivative compounds and to deal in the same.*

12. *To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open, work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.*

13. *To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding accessories of whatsoever description.*

14. *To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.*

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.1.4 The Applicant Company is engaged in manufacture and sale of Polyester Staple Fibre (PSF), being a Polyester Product.

2.1.5 The Applicant Company is listed on the Bombay Stock Exchange Limited and the Stock Exchange at Kolkata. The Applicant Company has applied for voluntary delisting from the Stock Exchange at Kolkata and the approval in this behalf is awaited.

2.2 Appollo Fibres Limited

2.2.1 Appollo Fibres Limited (hereinafter referred to as **"AFL"** or the **"First Transferor Company"**) was incorporated on 27th day of February 2001 under the provisions of the Act in the State of Punjab and the Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.2.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the First Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the First Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the First Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara – 390 023, Gujarat.

2.2.3 The objects for which the First Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

> *"To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes."*

2.3 Central India Polyesters Limited

2.3.1 Central India Polyesters Limited (hereinafter referred to as **"CIPL"**, or the **"Second Transferor Company"**) was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Act in the State of Maharashtra and a Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Second Transferor Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.3.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Second Transferor Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Second Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.3.3 The objects for which the Second Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, Viscose Filament Yarn, Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or*

otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol, Acrylonitrile, P-xylene, Polyester, metallised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.

2. *To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."*

2.4 **Orissa Polyfibres Limited**

2.4.1 Orissa Polyfibres Limited (hereinafter referred to as "OPL" or the "Fourth Transferor Company") was incorporated on the 11th day of December 1998 under the provisions of the Act in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998.

2.4.2 Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Fourth Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Fourth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Fourth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.4.3 The objects for which the Fourth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*

2. *To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions."*

2.5 **Recron Synthetics Limited**

2.5.1 Recron Synthetics Limited (hereinafter referred to as "RSL" or the "Fifth Transferor Company") was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Act in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Fifth Transferor Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.5.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Fifth Transferor Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Fifth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Fifth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.5.3 The objects for which the Fifth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.*

2. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile – Butadiene – Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol – A, Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melamine-Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane,*

Methyl Alcohol, Mixed – Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol – Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Polybutadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl – Methacrylate, Polypropylene Fibre Films Resins and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene – Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending, processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."

2.6 **Silvassa Industries Private Limited**

2.6.1 Silvassa Industries Private Limited (hereinafter referred to as "**SIPL**" or the "**Sixth Transferor Company**") was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Sixth Transferor Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Sixth Transferor Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Sixth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.6.2 The objects for which the Sixth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibres, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing, packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibres, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/ synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibres, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.*

2. *To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."*

2.7 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the "**Transferor Companies**".

2.8 **Indian Petrochemicals Corporation Limited**

2.8.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as "**IPCL**" or the "**Transferee Company**") was incorporated on 22nd March 1969 under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.8.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing:*

(a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.*

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) Solvents of all types, grades and formulations, essences, flavours perfumery materials, surface coatings and lacquers.

(i) Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.

(j) Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.

(k) Refrigerants of all types."

2.8.3 The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Transferee Company commenced its business and is presently operating three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by polyester industry.

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and of the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under:

   (a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

   (b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources.

   (c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

7. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the other Transferor Companies and the Board of Directors of the Transferee Company have thought it advantageous and fit that the undertakings and businesses of the Applicant Company and other Transferor Companies be consolidated by way of amalgamation thereof with the Transferee Company.

8. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

9. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act, whereby the whole of the undertakings and businesses of all the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

10. The salient features of the Scheme are:

   (i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

   (ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

   (iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the Statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

   (iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

      (a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data,

catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date.

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the transfer of Undertakings of all the Transferor Companies and envisages that:

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme, in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney, given by, issued to or executed in favour of, the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

(h) With effect from the Appointed Date and up to and including the Effective Date:

(i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

(ii) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, each of the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of the secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of the Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred, without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xv) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in the "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, and costs and charges and expenses in connection with the Scheme, shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvi) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xvii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xviii) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise in carrying out the Scheme.

(xix) The Scheme is conditional upon and subject to:

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court;

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xx) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company, the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxi) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.

(xxii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

12. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of shares of the Applicant Company is fair and reasonable.

13. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

14. The interests of the creditors of the Applicant Company would not be affected by the proposed amalgamation. The Transferee Company has a greater networth and is in a solvent position and would be able to meet its liabilities as and when they arise in the ordinary course of business. No reduction of dues of creditors is required under the Scheme.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the other Transferor Companies and of the Transferee Company on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company, the other Transferor Companies and the Transferee Company will each seek the sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. The pre-merger shareholding pattern of the Applicant Company and their percentage shareholding in the Transferee Company post-merger, is as under:

		PRE MERGER	POST MERGER
Sr. No.	Category of Shareholding in Transferor Company	% shareholding in Transferor Company	% shareholding in Transferee Company
1	Promoters (Including PACs)	48.28	0.49
2	Banks	6.70	0.07
3	Mutual Funds	0.00	0.00
4	Insurance Companies	4.20	0.04
5	FIIs	0.00	0.00
6	FIs	17.63	0.18
7	Bodies Corporate	7.23	0.07
8	NRIs/OCBs	0.04	0.00
9	Indian Public	15.92	0.16
10	Others	0.00	0.00

19. Pre and Post-Merger Shareholding Pattern of Transferee Company

Sr. No.	Category of Shareholding in Transferee Company	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

20. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100	-	-	-	-	-	-
G. B. B. Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173	-	-	50	-	100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Guzder	RSL	-	-	-	-	1500	-	-
Vinay V. Kolte	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor Companies.

21. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

22. The Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their respective shareholding, if any, in any of the Transferor Companies or as the case may be, the Transferee Company, or to the extent the said Directors are common directors and/or officers in any of the Transferor Companies or the Transferee Company, or to the extent the said Directors are the partners of firms; the directors/members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

23. The Applicant Company is not a subsidiary of the Transferee Company or any other Transferor Companies and the Transferee Company or any of the Transferor Companies are not subsidiaries of the Applicant Company in any manner whatsoever, as provided in Section 4 of the Act.

24. An Unsecured Creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

25. Bodies Corporate intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the meeting.

26. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 271 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company, the other Transferor Companies and the Transferee Company;

(e) (i) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 for the Applicant Company, the Transferee Company and all the Transferor Companies other than the Fifth Transferor Company;

(ii) Audited Balance Sheet and Profit and Loss Account of the Fifth Transferor Company for the financial year ended 31st December 2004;

(f) Valuation Report dated 24th April 2006 of PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited; and

(g) No Objection letters for the Scheme received from the Stock Exchanges.

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office:

402/B, 4th Floor, Gunjan Tower
Off Alembic-Gorwa Road
Subhanpura, Vadodara 390 023
Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited
(collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited
(the "Transferee Company")

PREAMBLE

A. **Description of Companies**

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- **AFL** or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- **CIPL** or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- **IPL** or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- **OPL** or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- **RSL** or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- **SIPL** or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. **Rationale for the Scheme of Amalgamation**

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. **Purpose of the Scheme**

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. **Parts of the Scheme**

This Scheme of Amalgamation is divided into the following parts:

(i) Part I deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) Part II deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) Part III deals with restructuring of liabilities of the Transferor Companies;

(iv) Part IV deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) Part V deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) Part VI deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. **Definitions**

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof **(i)** for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and **(ii)** for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. **"SIPL"** or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. "**Undertaking**" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/ or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the "**Assets**");

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the "**Liabilities**");

1.18. "**Undertakings**" means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs.62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. Date when the Scheme comes into Operation

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. Transfer of Undertakings

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. Contracts, deeds, etc.

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. **Legal proceedings**

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. **Conduct of business**

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. **Employees**

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the **"Funds"**) and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. **Saving of concluded transactions**

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. **Restructuring of Liabilities**

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 (**"AFL ZCDs"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule I** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company (**"ZCDs-Series I"**) in the proportion of 1 (one) new ZCD - Series I for every 1 (one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column D** of the **Table** in **Schedule I** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 (**"CIPL ZCDs- 30th June 2013"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column C** of **Table 1** in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company (**"ZCDs- Series II"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table 1** in **Schedule II** attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule** II attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03,929/- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs-31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b). (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1(one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column D** of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column C** of **Table 1** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column C** of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1 (one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column D** of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column C** of **Table 1** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company (**"10% New OFCDs"**) in the proportion of 1 (one) 10% New OFCD for every 1 (one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D of Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) (**"SIPL 9% OFCDs"**). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C of Table 2 in Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company (**"9% New OFCDs"**) in the proportion of 1 (one) new 9% New OFCD for every 1 (one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D of Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C of Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the **"New Debentures"**).

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be; Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column D** of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. **Issue of Equity Shares**

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the "**Share Exchange Ratio**").

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. General provisions applicable to issue of equity shares

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. **Payment to Preference Shareholders of First Transferor Company**

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. **Accounting treatment**

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. Declaration of dividend

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. Dissolution of Transferor Companies

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. Validity of existing resolutions, etc.

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. Modification of Scheme

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. Filing of Applications

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. Approvals

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. Scheme conditional upon sanctions, etc.

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover		Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE 1 Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series-II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III

OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV

RSL - Fifth Transferor Company

TABLE 1 Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2

Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010.. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1

Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2

Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e. 7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.

2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.

3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.

4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.

5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.

6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.

7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.

8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by, the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.

9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.

10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.

11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	
	Non-fund based Limits	Rs.4.25 crores		Rs.4.25 crores	
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company.	
		Collateral Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	
	Total	**Rs. 6.50 crores**	
2.	**Non-fund based Limits**		
	Letter of Credit	Rs. 1.00 crores	
	Bank Guarantee	Rs. 2.00 crores	
	Total	**Rs. 3.00 crores**	

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting (DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)	Rs. 50.00 crores	Rs. 50.00 crores
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits** **Cash Credit Hypothecation** **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future). Bills Purchase / Bills Discounting Nil **B. For Non-Fund Based Limits** Letter of Credit **First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC. Bank Guarantee **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future. **C. For both Fund and Non-Fund Based Limits** **Second Charge** over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	**A. For Fund Based limits** **Cash Credit Hypothecation** **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company. Bills Purchase / Bills Discounting Nil **B. For Non-Fund Based Limits** Letter of Credit **First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC. Bank Guarantee **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company. **C. For both Fund and Non-Fund Based Limits** **Second Charge** over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 271 OF 2006

In the matter of Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

India Polyfibres Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned unsecured creditor(s) of the Applicant Company hereby appoint____________________ of ________________ and failing him / her ____________________ of ________________ as my/our proxy, to act for me / us at the meeting of the Unsecured Creditors of the Applicant Company to be held on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat at 11:30 a.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders, for the purpose of considering and, if thought fit, approving, with or without modification(s); the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited (the "Applicant Company'), Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name ________________ (here, if for, insert 'for'; if against, insert 'against', and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**, as my/ our proxy may approve.

** Strike out what is not necessary.*

Dated this ________ day of __________ 2006

Name: ____________________

Address: ____________________

____

____

Affix 15 Paise Revenue Stamp

Signature of Unsecured Creditor : ____________________

Signature of Proxy: ____________________

Cut here

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

ATTENDANCE SLIP

INDIA POLYFIBRES LIMITED

Registered Office : 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

NAME AND ADDRESS OF THE UNSECURED CREDITOR / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Unsecured Creditors of the Company convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Unsecured Creditor or proxy : ____________________

Note :

Unsecured Creditor(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Cut here

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: India Polyfibres Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034

Colorama Hyd. Ph: 23730328

ORISSA POLYFIBRES LIMITED

MEETING OF THE UNSECURED CREDITORS

Date : 13th July 2006

Time : 9.40 a.m. or so soon thereafter after the conclusion of the meeting of the Bond holders

Venue : R&D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS PAGES

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 274 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

NOTICE CONVENING MEETING OF THE UNSECURED CREDITORS OF ORISSA POLYFIBRES LIMITED

To,

The Unsecured Creditors of Orissa Polyfibres Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Unsecured Creditors of the Applicant Company be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 9.40 a.m. or so soon thereafter after the conclusion of the meeting of the Bond holders of the Applicant Company for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited ("Applicant Company"), Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Unsecured Creditors of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 9.40 a.m. or so soon thereafter after the conclusion of the meeting of the Bond holders of the Applicant Company, when you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by Proxy, provided that a Proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Indubhai F. Sheth, and failing him, Mr. Ramakrishnan Rajaram, and failing him, Mr. R. D. Udeshi to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Dated this 14th day of June, 2006.

Indubhai F. Sheth
Chairman appointed for the meeting

Registered Office:
402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road,
Subhanpura, Vadodara 390 023, Gujarat.

Note: All alterations made in the Form of Proxy should be initialled.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 274 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Orissa Polyfibres Limited, a company }
incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, }
4th Floor, Gunjan Tower, Off Alembic-Gorwa }
Road, Subhanpura, Vadodara-390 023, Gujarat } ...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders, Bond holders and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited (Applicant Company), Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (the "Scheme"). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 **Orissa Polyfibres Limited**

2.1.1 Orissa Polyfibres Limited (hereinafter referred to as "OPL" or the "Applicant Company" or the "Fourth Transferor Company") was incorporated on the 11th day of December 1998 under the provisions of the Companies Act, 1956 (the "Act") in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998.

2.1.2 Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Applicant Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Applicant Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.1.3 The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*

2. *To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*"

2.1.4 The Applicant Company is engaged in the business of Polyester Staple Fibre (PSF) and Polyester Filament Yarn (PFY), being Polyester Products.

2.2 **Appollo Fibres Limited**

2.2.1 Appollo Fibres Limited (hereinafter referred to as "AFL" or the "First Transferor Company") was incorporated on 27th day of February 2001 under the provisions of the Act in the State of Punjab and the Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.2.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Applicant Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Applicant Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.2.3 The objects for which the First Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"*To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes.*"

2.3 **Central India Polyesters Limited**

2.3.1 Central India Polyesters Limited (hereinafter referred to as "CIPL" or the "Second Transferor Company") was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Act in the State of Maharashtra and a

Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Second Transferor Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.3.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Second Transferor Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Second Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.3.3 The objects for which the Second Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, Viscose Filament Yarn, Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol, Acrylonitrile, P-xylene, Polyester, metalised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.

2. To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."

2.4 **India Polyfibres Limited**

2.4.1 India Polyfibres Limited (hereinafter referred to as "IPL" or the "Third Transferor Company") was incorporated on the 21st day of October 1982 under the provisions of the Act in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.4.2 Pursuant to the Order dated 16th May 2006, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Third Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Third Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.4.3 The objects for which the Third Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.

2. To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate, polybutylene, terephthalate, thermosetting and thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.

3. To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates, acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.

4. To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.

5. *To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.*

6. *To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.*

7. *To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.*

8. *To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives, intermediates and by-products of all or any of the foregoing.*

9. *To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides, medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.*

10. *To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.*

11. *To fix atmospheric nitrogen by the synthetic ammonia or by any other process and to manufacture its derivative compounds and to deal in the same.*

12. *To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open, work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.*

13. *To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding accessories of whatsoever description.*

14. *To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.*

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.5 **Recron Synthetics Limited**

2.5.1 Recron Synthetics Limited (hereinafter referred to as "RSL" or the "Fifth Transferor Company") was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Act in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Fifth Transferor Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.5.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Fifth Transferor Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Fifth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Fifth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.5.3 The objects for which the Fifth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.*

2. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile – Butadiene – Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol – A, Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melanine – Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane, Methyl Alcohol, Mixed – Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol – Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Polybutadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl – Methacrylate, Polypropylene Fibre Films Resins*

and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene – Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending, processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."

2.6 Silvassa Industries Private Limited

2.6.1 Silvassa Industries Private Limited (hereinafter referred to as "SIPL" or the "Sixth Transferor Company") was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Sixth Transferor Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Sixth Transferor Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Sixth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.6.2 The objects for which the Sixth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibres, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing, packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibres, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/ synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibres, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.*

2. *To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."*

2.7 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the "Transferor Companies".

2.8 Indian Petrochemicals Corporation Limited

2.8.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as "IPCL" or the "Transferee Company") was incorporated on 22nd March 1969 under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.8.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing :*

(a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.*

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) *Solvents of all types, grades and formulation, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically*

dodecyl benzene, propylene tetramer and biodegradable detergents.

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types.*"

2.8.3 The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Transferee Company commenced its business and is presently operating three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol ("MEG") used by polyester industry.

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under :

(a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

7. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the other Transferor Companies and the Board of Directors of the Transferee Company have thought it advantageous and fit that the undertakings and businesses of the Applicant Company and other Transferor Companies be consolidated by way of amalgamation thereof with the Transferee Company.

8. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

9. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act, whereby the whole of the undertakings and businesses of the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

10. The salient features of the Scheme are :

(i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

(ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

(iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

(iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits

of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the "Assets");

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the "Liabilities");

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date;

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the Transfer of Undertakings of all the Transferor Companies and envisages that :

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall; if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments

(including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

(h) With effect from the Appointed Date and up to and including the Effective Date:

(i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

(ii) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, each of the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of the Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of the Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred, without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xv) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, costs and charges and expenses in connection with the Scheme shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvi) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xvii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xviii) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise for carrying out the Scheme.

(xix) The Scheme is conditional upon and subject to:

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court.

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xx) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company, the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxi) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.

(xxii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors (including Bond holders) of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

12. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of the shares of the Applicant Company is fair and reasonable.

13. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

14. The interests of the creditors of the Applicant Company would not be affected by the proposed amalgamation. The Transferee Company has a greater networth and is in a solvent position and would be able to meet its liabilities as and when they arise in the ordinary course of business. No reduction of dues of creditors is required under the Scheme.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the other Transferor Companies and of the Transferee Company on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company, the other Transferor Companies and the Transferee Company will each seek the sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. The pre-merger shareholding pattern of the Applicant Company and their percentage shareholding in the Transferee Company post-merger, is as under:

Sr. No.	Category of Shareholding in Transferor Company	PRE MERGER % Shareholding in Transferor Company	POST MERGER % Shareholding in Transferee Company
1	Promoters (Including PACs)	51.89	0.68
2	Banks	6.85	0.09
3	Mutual Funds	10.69	0.14
4	Insurance Companies	0.34	0.00
5	FIIs	0.00	0.00
6	FIs	3.48	0.05
7	Bodies Corporate	26.76	0.35
8	NRIs/OCBs	0.00	0.00
9	Indian Public	0.00	0.00
10	Others	0.00	0.00

19. Pre and Post-Merger Shareholding Pattern of Transferee Company

Sr. No.	Category of Shareholding in Transferee Company	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

20. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100	-	-	-	-	-	-
G. B. B. Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173	-	-	50	-	100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Gander	RSL	-	-	-	-	1500	-	-
Vinay V. Kohe	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor Companies.

21. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

22. The Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their respective shareholding, if any, in any of the Transferor Companies or as the case may be, the Transferee Company, or to the extent the said Directors are common directors and/or officers in any of the Transferor Companies or the Transferee Company, or to the extent the said Directors are the partners of firms; the directors/members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

23. The Scheme provides for the restructuring of the Zero Coupon Secured Redeemable Non-Convertible Bonds of the Applicant Company in the manner provided in Part III of the Scheme. UTI Bank Limited is the Trustee for the Bond holders. The said Trustee may be deemed to be concerned and/or interested in the Scheme to the extent of its shareholding, if any, in any of the Transferor Companies or, as the case may be, the Transferee Company or to the extent the Trustee may be allotted shares in the Transferee Company as a result of the Scheme or to the extent that UTI Bank Limited is trustee for bonds / debentures issued by any of the Transferor Companies or by the Transferee Company.

24. The Applicant Company is not a subsidiary of the Transferee Company or any other Transferor Companies and the Transferee Company or any of the Transferor Companies are not subsidiaries of the Applicant Company in any manner whatsoever, as provided in Section 4 of the Act.

25. An Unsecured Creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

26. Bodies Corporate intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the meeting.

27. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 274 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders, Bondholders and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company, the other Transferor Companies and the Transferee Company;

(e) (i) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 of the Applicant Company, the Transferee Company and all the Transferor Companies other than the Fifth Transferor Company;

(ii) Audited Balance Sheet and Profit and Loss Account of the Fifth Transferor Company for the financial year ended 31st December 2004; and

(f) Valuation Report dated 24th April 2006 of Pricewaterhouse Coopers Private Limited and SBI Capital Markets Limited.

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Indubhai F. Sheth
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office:
402/B, 4th Floor, Gunjãn Tower
Off Alembic-Gorwa Road
Subhanpura, Vadodara 390 023
Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited
(collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited
(the "Transferee Company")

PREAMBLE

A. **Description of Companies**

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- **AFL** or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- **CIPL** or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura; Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- **IPL** or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- **OPL** or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- **RSL** or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- **SIPL** or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. **Rationale for the Scheme of Amalgamation**

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. Purpose of the Scheme

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. Parts of the Scheme

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. **Definitions**

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof **(i)** for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and **(ii)** for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. **"SIPL"** or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. **"Undertaking"** in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/ or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

1.18. **"Undertakings"** means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. **Date when the Scheme comes into Operation**

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. **Transfer of Undertakings**

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. **Contracts, deeds, etc.**

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. **Legal proceedings**

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. **Conduct of business**

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or.

(iii) as may be permitted under this Scheme.

8. **Employees**

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. **Saving of concluded transactions**

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. **Restructuring of Liabilities**

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 (**"AFL ZCDs"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column** C of the **Table** in **Schedule** I attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company (**"ZCDs-Series I"**) in the proportion of 1 (one) new ZCD - Series I for every 1 (one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column** D of the **Table** in **Schedule** I attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 (**"CIPL ZCDs- 30th June 2013"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column C** of **Table 1** in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company (**"ZCDs- Series II"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table 1** in **Schedule** II attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03,929/- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs- 31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1(one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column D** of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column C** of **Table 1** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table I in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table I in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column C** of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1(one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column D** of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column C** of **Table 1** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company (**"10% New OFCDs"**) in the proportion of 1 (one) 10% New OFCD for every 1 (one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D** of **Table 1** in **Schedule** V attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) (**"SIPL 9% OFCDs"**). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company (**"9% New OFCDs"**) in the proportion of 1 (one) new 9% New OFCD for every 1 (one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule** V attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the **"New Debentures"**).

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column D** of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII**.shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. **Issue of Equity Shares**

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the "**Share Exchange Ratio**").

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. General provisions applicable to issue of equity shares

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. **Payment to Preference Shareholders of First Transferor Company**

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. Accounting treatment

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. Declaration of dividend

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. Dissolution of Transferor Companies

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. Validity of existing resolutions, etc.

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. Modification of Scheme

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. Filing of Applications

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. Approvals

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. Scheme conditional upon sanctions, etc.

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover	--	Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE 1 Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans.	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series - II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III

OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV

RSL - Fifth Transferor Company

TABLE 1 Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2

Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1

Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2. Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
		If not converted earlier, the debentures shall be redeemed on 31st March 2014.	
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan
		Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.

2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.

3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.

4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.

5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.

6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.

7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.

8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.

9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.

10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.

11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated. **Collateral** Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company. **Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	
	Total	**Rs. 6.50 crores**	
2.	**Non-fund based Limits**		
	Letter of Credit	Rs. 1.00 crores	
	Bank Guarantee	Rs. 2.00 crores	
	Total	**Rs. 3.00 crores**	

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting	Rs. 50.00 crores	Rs. 50.00 crores
	(DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)		
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits**	**A. For Fund Based limits**
		Cash Credit Hypothecation	**Cash Credit Hypothecation**
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future).	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company.
		Bills Purchase / Bills Discounting	Bills Purchase / Bills Discounting
		Nil	Nil
		B. For Non-Fund Based Limits	**B. For Non-Fund Based Limits**
		Letter of Credit	Letter of Credit
		First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.
		Bank Guarantee	Bank Guarantee
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company.
		C. For both Fund and Non-Fund Based Limits	**C. For both Fund and Non-Fund Based Limits**
		Second Charge over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	**Second Charge** over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 274 OF 2006

In the matter of Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned unsecured creditor(s) of the Applicant Company hereby appoint ______________________ of ______________ and failing him / her ______________________ of ______________ as my/our proxy, to act for me / us at the meeting of the Unsecured Creditors of the Applicant Company to be held on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat at 9.40 a.m. or so soon thereafter after the conclusion of the meeting of the Bond holders of the Applicant Company for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited (the 'Applicant Company'), Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name ______________ (here, if for, insert 'for'; if against, insert 'against', and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)* *, as my/ our proxy may approve.

* *Strike out what is not necessary.*

Dated this __________ day of ______________ 2006

Name: ______________________________

Address: ______________________________

____

____

Affix 15 Paise Revenue Stamp

Signature of Unsecured Creditor : ______________________

Signature of Proxy: ______________________

Cut here

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

ATTENDANCE SLIP

ORISSA POLYFIBRES LIMITED

Registered Office : 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

NAME AND ADDRESS OF THE UNSECURED CREDITOR / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Unsecured Creditors of the Company convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Unsecured Creditor or proxy : ____________________

Note :

Unsecured Creditor(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Cut here

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Orissa Polyfibres Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034

Orient

ORISSA POLYFIBRES LIMITED

MEETING OF THE BOND HOLDERS

Date : 13th July 2006

Time : 9.20 a.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders

Venue : R&D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 274 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Orissa Polyfibres Limited a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

NOTICE CONVENING MEETING OF THE BOND HOLDERS OF ORISSA POLYFIBRES LIMITED

To,

The Bond holders of Orissa Polyfibres Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Bond holders of the Applicant Company be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 9.20 a.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited ("Applicant Company"), Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Bond holders of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 9.20 a.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company, when you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by Proxy, provided that a Proxy in the prescribed form, duly signed by you or your authorised representative; is deposited at the registered office of the Applicant Company at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Indubhai F. Sheth, and failing him, Mr. Ramakrishnan Rajaram, and failing him, Mr. R. D. Udeshi to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Dated this 14th day of June, 2006.

Indubhai F. Sheth
Chairman appointed for the meeting

Registered Office:

402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road,
Subhanpura, Vadodara 390 023, Gujarat.

Note: All alterations made in the Form of Proxy should be initialled.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 274 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Orissa Polyfibres Limited, a company }
incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, }
4th Floor, Gunjan Tower, Off Alembic-Gorwa }
Road, Subhanpura, Vadodara-390 023, Gujarat } ...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders, Bond holders and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited (Applicant Company), Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (the "Scheme"). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 **Orissa Polyfibres Limited**

2.1.1 Orissa Polyfibres Limited (hereinafter referred to as "OPL" or the "Applicant Company" or the "Fourth Transferor Company") was incorporated on the 11th day of December 1998 under the provisions of the Companies Act, 1956 (the "Act") in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998.

2.1.2 Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Applicant Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Applicant Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.1.3 The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"*1. To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*

2. To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre. Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions."

2.1.4 The Applicant Company is engaged in the business of Polyester Staple Fibre (PSF) and Polyester Filament Yarn (PFY), being Polyester Products.

2.2 **Appollo Fibres Limited**

2.2.1 Appollo Fibres Limited (hereinafter referred to as "AFL" or the "First Transferor Company") was incorporated on 27th day of February 2001 under the provisions of the Act in the State of Punjab and the Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.2.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Applicant Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Applicant Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.2.3 The objects for which the First Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"*To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes.*"

2.3 **Central India Polyesters Limited**

2.3.1 Central India Polyesters Limited (hereinafter referred to as "CIPL" or the "Second Transferor Company") was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Act in the State of Maharashtra and a

Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Second Transferor Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.3.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Second Transferor Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Second Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.3.3 The objects for which the Second Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, Viscose Filament Yarn, Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol, Acrylonitrile, P-xylene, Polyester, metalised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.

2. To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."

2.4 **India Polyfibres Limited**

2.4.1 India Polyfibres Limited (hereinafter referred to as "IPL" or the "Third Transferor Company") was incorporated on the 21st day of October 1982 under the provisions of the Act in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.4.2 Pursuant to the Order dated 16th May 2006, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Third Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Third Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.4.3 The objects for which the Third Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.

2. To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate, polybutylene, terephthalate, thermosetting and thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.

3. To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates, acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.

4. To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.

5. *To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.*

6. *To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.*

7. *To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.*

8. *To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives, intermediates and by-products of all or any of the foregoing.*

9. *To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides, medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.*

10. *To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.*

11. *To fix atmospheric nitrogen by the synthetic ammonia or by any other process and to manufacture its derivative compounds and to deal in the same.*

12. *To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open, work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.*

13. *To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding accessories of whatsoever description.*

14. *To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.*

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.5 **Recron Synthetics Limited**

2.5.1 Recron Synthetics Limited (hereinafter referred to as "RSL" or the "**Fifth Transferor Company**") was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Act in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Fifth Transferor Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.5.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Fifth Transferor Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Fifth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Fifth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.5.3 The objects for which the Fifth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.*

2. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile – Butadiene – Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol – A, Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melanine – Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane, Methyl Alcohol, Mixed – Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol – Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Polybutadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl – Methacrylate, Polypropylene Fibre Films Resins*

and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene – Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending, processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."

2.6 Silvassa Industries Private Limited

2.6.1 Silvassa Industries Private Limited (hereinafter referred to as "SIPL" or the "Sixth Transferor Company") was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Sixth Transferor Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Sixth Transferor Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Sixth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.6.2 The objects for which the Sixth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibres, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing, packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibres, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/ synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibres, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.*

2. *To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."*

2.7 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the "Transferor Companies".

2.8 Indian Petrochemicals Corporation Limited

2.8.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as "IPCL" or the "Transferee Company") was incorporated on 22nd March 1969 under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.8.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing :*

(a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene. propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.*

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon..*

(h) *Solvents of all types, grades and formulation, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically*

dodecyl benzene, propylene tetramer and biodegradable detergents.

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types."*

2.8.3 The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Transferee Company commenced its business and is presently operating three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol ("MEG") used by polyester industry.

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under :

(a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

7. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the other Transferor Companies and the Board of Directors of the Transferee Company have thought it advantageous and fit that the undertakings and businesses of the Applicant Company and other Transferor Companies be consolidated by way of amalgamation thereof with the Transferee Company.

8. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

9. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act, whereby the whole of the undertakings and businesses of the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

10. The salient features of the Scheme are :

(i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

(ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

(iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

(iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits

of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the "Assets");

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the "Liabilities");

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date;

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the Transfer of Undertakings of all the Transferor Companies and envisages that :

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments

(including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

(h) With effect from the Appointed Date and up to and including the Effective Date:

  (i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

  (ii) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

  (iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, each of the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of the Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of the Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred, without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xv) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, costs and charges and expenses in connection with the Scheme shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvi) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xvii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xviii) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise for carrying out the Scheme.

(xix) The Scheme is conditional upon and subject to:

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court.

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xx) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company, the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxi) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.

(xxii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors (including Bond holders) of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

12. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of the shares of the Applicant Company is fair and reasonable.

13. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

14. The interests of the creditors of the Applicant Company would not be affected by the proposed amalgamation. The Transferee Company has a greater networth and is in a solvent position and would be able to meet its liabilities as and when they arise in the ordinary course of business. No reduction of dues of creditors is required under the Scheme.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the other Transferor Companies and of the Transferee Company on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company, the other Transferor Companies and the Transferee Company will each seek the sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. The pre-merger shareholding pattern of the Applicant Company and their percentage shareholding in the Transferee Company post-merger, is as under:

		PRE MERGER	POST MERGER
Sr. No.	Category of Shareholding in Transferor Company	% Shareholding in Transferor Company	% Shareholding in Transferee Company
1	Promoters (Including PACs)	51.89	0.68
2	Banks	6.85	0.09
3	Mutual Funds	10.69	0.14
4	Insurance Companies	0.34	0.00
5	FIIs	0.00	0.00
6	FIs	3.48	0.05
7	Bodies Corporate	26.76	0.35
8	NRIs/OCBs	0.00	0.00
9	Indian Public	0.00	0.00
10	Others	0.00	0.00

19. Pre and Post-Merger Shareholding Pattern of Transferee Company

Sr. No.	Category of Shareholding in Transferee Company	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

20. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100	-	-	-	-	-	-
G. B. B. Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173	-	-	50	-	100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Guzder	RSL	-	-	-	-	1500	-	-
Vinay V. Kolte	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor Companies.

21. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

22. The Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their respective shareholding, if any, in any of the Transferor Companies or as the case may be, the Transferee Company, or to the extent the said Directors are common directors and/or officers in any of the Transferor Companies or the Transferee Company, or to the extent the said Directors are the partners of firms; the directors/members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

23. The Scheme provides for the restructuring of the Zero Coupon Secured Redeemable Non-Convertible Bonds of the Applicant Company in the manner provided in Part III of the Scheme. UTI Bank Limited is the Trustee for the Bond holders. The said Trustee may be deemed to be concerned and/or interested in the Scheme to the extent of its shareholding, if any, in any of the Transferor Companies or, as the case may be, the Transferee Company or to the extent the Trustee may be allotted shares in the Transferee Company as a result of the Scheme or to the extent that UTI Bank Limited is trustee for bonds / debentures issued by any of the Transferor Companies or by the Transferee Company.

24. The Applicant Company is not a subsidiary of the Transferee Company or any other Transferor Companies and the Transferee Company or any of the Transferor Companies are not subsidiaries of the Applicant Company in any manner whatsoever, as provided in Section 4 of the Act.

25. A Bond Holder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

26. Bodies Corporate intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the meeting.

27. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 274 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders, Bond holders and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company, the other Transferor Companies and the Transferee Company;

(e) (i) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 of the Applicant Company, the Transferee Company and all the Transferor Companies other than the Fifth Transferor Company;

(ii) Audited Balance Sheet and Profit and Loss Account of the Fifth Transferor Company for the financial year ended 31st December 2004; and

(f) Valuation Report dated 24th April 2006 of Pricewaterhouse Coopers Private Limited and SBI Capital Markets Limited.

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Indubhai F. Sheth
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office:
402/B, 4th Floor, Gunjan Tower
Off Alembic-Gorwa Road
Subhanpura, Vadodara 390 023
Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited (collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited (the "Transferee Company")

PREAMBLE

A. Description of Companies

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- AFL or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- CIPL or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- IPL or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- OPL or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- RSL or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- SIPL or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. Rationale for the Scheme of Amalgamation

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. **Purpose of the Scheme**

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. **Parts of the Scheme**

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. **Definitions**

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. "CIPL" or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. "IPCL" or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. "OPL" or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. "RSL" or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof **(i)** for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and **(ii)** for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. "SIPL" or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. **"Undertaking"** in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

1.18. **"Undertakings"** means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each.	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. **Date when the Scheme comes into Operation**

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. **Transfer of Undertakings**

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III. hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. **Contracts, deeds, etc.**

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. Legal proceedings

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. Conduct of business

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. Employees

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the **"Funds"**) and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. **Saving of concluded transactions**

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. **Restructuring of Liabilities**

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 (**"AFL ZCDs"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule** I attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company (**"ZCDs-Series I"**) in the proportion of 1 (one) new ZCD - Series I for every 1 (one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column D** of the **Table in Schedule I** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 (**"CIPL ZCDs- 30th June 2013"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column C** of **Table 1** in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company (**"ZCDs- Series II"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table 1** in **Schedule II** attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03, 929 /- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs-31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3. OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1(one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column** D of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column** C of **Table** 1 in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table I in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column** C of **Table** 2 in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1(one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column** D of **Table** 2 of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column** C of **Table 1** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company ("**10% New OFCDs**") in the proportion of 1 (one) 10% New OFCD for every 1(one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D** of **Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) ("**SIPL 9% OFCDs**"). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company ("**9% New OFCDs**") in the proportion of 1 (one) new 9% New OFCD for every 1(one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the "**New Debentures**").

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column** D of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company, shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2. (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. Issue of Equity Shares

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the "**Share Exchange Ratio**").

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. General provisions applicable to issue of equity shares

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. **Payment to Preference Shareholders of First Transferor Company**

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. **Accounting treatment**

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. **Declaration of dividend**

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. **Dissolution of Transferor Companies**

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. **Validity of existing resolutions, etc.**

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. **Modification of Scheme**

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. **Filing of Applications**

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. **Approvals**

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. **Scheme conditional upon sanctions, etc.**

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE 1 Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
		(b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/-	
		(c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/-	
		(d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra.
		Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra.	First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
		ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.	
		The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company.	
		Third Party Corporate Guarantee for due repayment of the outstanding assistance	
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series-II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III

OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV

RSL - Fifth Transferor Company

TABLE 1 Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series 1 (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2 Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V
SIPL - Sixth Transferor Company

TABLE 1 Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2

Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
		If not converted earlier, the debentures shall be redeemed on 31st March 2014.	
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan
		Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.
2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.
3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.
4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.
5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.
6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.
7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.
8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.
9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.
10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.
11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	-
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated. **Collateral** Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company. **Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 — Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits		
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	
	Total	Rs. 6.50 crores	
2.	Non-fund based Limits		
	Letter of Credit	Rs. 1.00 crores	
	Bank Guarantee	Rs. 2.00 crores	
	Total	Rs. 3.00 crores	

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 — Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting (DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)	Rs. 50.00 crores	Rs. 50.00 crores
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits** **Cash Credit Hypothecation** **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future). Bills Purchase / Bills Discounting Nil **B. For Non-Fund Based Limits** Letter of Credit **First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC. Bank Guarantee **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future. **C. For both Fund and Non-Fund Based Limits** **Second Charge** over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	**A. For Fund Based limits** **Cash Credit Hypothecation** **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company. Bills Purchase / Bills Discounting Nil **B. For Non-Fund Based Limits** Letter of Credit **First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC. Bank Guarantee **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company. **C. For both Fund and Non-Fund Based Limits** **Second Charge** over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 274 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Orissa Polyfibres Limited a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } ....: Applicant Company

FORM OF PROXY

I/We, the undersigned bond holder(s) of the Applicant Company hereby appoint ____________________ of ____________________ and failing him / her ____________________ of ____________________ as my/our proxy, to act for me / us at the meeting of the Bond holders of the Applicant Company to be held on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat at 9.20 a.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company, for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited (the 'Applicant Company'), Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name ____________________ (here, if for, insert 'for'; if against, insert 'against'; and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)* *, as my/ our proxy may approve.

** Strike out what is not necessary.*

Dated this __________ day of ______________ 2006

Name: ____

Address: ____

____

____

Affix 15 Paise Revenue Stamp

Signature of Bond Holder (s) : ____

____

Signature of Proxy: ____

Cut here

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

ATTENDANCE SLIP

ORISSA POLYFIBRES LIMITED

Registered Office : 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

FOR BOND HOLDERS

DP Id*								
No. of Bonds								

Client Id*								
Folio No.								

NAME AND ADDRESS OF THE BOND HOLDER / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Bond holders of the Company convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Bond holder or proxy : ____________________

Notes :

1. *Applicable for bond holders holding bonds in dematerialised form.
2. Bond holder(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Cut here

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Orissa Polyfibres Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034

Orient

ORISSA POLYFIBRES LIMITED

MEETING OF THE EQUITY SHAREHOLDERS

Date : 13th July 2006

Time : 9.00 a.m.

Venue : R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS PAGES

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 274 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF ORISSA POLYFIBRES LIMITED

To,

The Equity Shareholders of Orissa Polyfibres Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 9.00 a.m. for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited ("Applicant Company"), Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thusrday, the 13th day of July, 2006 at 9.00 a.m., at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Indubhai F. Sheth, and failing him, Mr. Ramakrishnan Rajaram, and failing him Mr. R. D. Udeshi to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Dated this 14th day of June, 2006.

Indubhai F. Sheth
Chairman appointed for the meeting

Registered Office:

402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road,
Subhanpura, Vadodara 390 023, Gujarat.

Notes: (1) All alterations made in the Form of Proxy should be initialled.

(2) Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the shareholders' meeting.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 274 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Orissa Polyfibres Limited, a company }
incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, }
4th Floor, Gunjan Tower, Off Alembic-Gorwa }
Road, Subhanpura, Vadodara-390 023, Gujarat } ...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders, Bond holders and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited (Applicant Company), Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (the "Scheme"). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 **Orissa Polyfibres Limited**

2.1.1 Orissa Polyfibres Limited (hereinafter referred to as "OPL" or the "Applicant Company" or the "Fourth Transferor Company") was incorporated on the 11th day of December 1998 under the provisions of the Companies Act, 1956 (the "Act") in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998.

2.1.2 Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Applicant Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Applicant Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.1.3 The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*

2. *To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions."*

2.1.4 The Applicant Company is engaged in the business of Polyester Staple Fibre (PSF) and Polyester Filament Yarn (PFY), being Polyester Products.

2.2 **Appollo Fibres Limited**

2.2.1 Appollo Fibres Limited (hereinafter referred to as "AFL" or the "First Transferor Company") was incorporated on 27th day of February 2001 under the provisions of the Act in the State of Punjab and the Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.2.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Applicant Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Applicant Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.2.3 The objects for which the First Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes."

2.3 **Central India Polyesters Limited**

2.3.1 Central India Polyesters Limited (hereinafter referred to as "CIPL" or the "Second Transferor Company") was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Act in the State of Maharashtra and a

Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Second Transferor Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.3.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Second Transferor Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Second Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.3.3 The objects for which the Second Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, Viscose Filament Yarn, Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol, Acrylonitrile, P-xylene, Polyester, metalised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.

2. To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."

2.4 **India Polyfibres Limited**

2.4.1 India Polyfibres Limited (hereinafter referred to as "IPL" or the "Third Transferor Company") was incorporated on the 21st day of October 1982 under the provisions of the Act in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.4.2 Pursuant to the Order dated 16th May 2006, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Third Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Third Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.4.3 The objects for which the Third Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.

2. To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate, polybutylene, terephthalate, thermosetting and thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.

3. To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates, acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.

4. To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.

5. *To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.*

6. *To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.*

7. *To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.*

8. *To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives, intermediates and by-products of all or any of the foregoing.*

9. *To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides, medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.*

10. *To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.*

11. *To fix atmospheric nitrogen by the synthetic ammonia or by any other process and to manufacture its derivative compounds and to deal in the same.*

12. *To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open, work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.*

13. *To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding accessories of whatsoever description.*

14. *To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.*

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.5 Recron Synthetics Limited

2.5.1 Recron Synthetics Limited (hereinafter referred to as "RSL" or the "Fifth Transferor Company") was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Act in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Fifth Transferor Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.5.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Fifth Transferor Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Fifth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Fifth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.5.3 The objects for which the Fifth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.*

2. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile – Butadiene – Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol – A, Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melanine – Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane, Methyl Alcohol, Mixed – Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol – Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Polybutadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl – Methacrylate, Polypropylene Fibre Films Resins*

and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene – Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending, processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."

2.6 **Silvassa Industries Private Limited**

2.6.1 Silvassa Industries Private Limited (hereinafter referred to as "SIPL" or the "Sixth Transferor Company") was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Sixth Transferor Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Sixth Transferor Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Sixth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.6.2 The objects for which the Sixth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibres, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing, packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibres, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/ synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibres, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.*

2. *To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."*

2.7 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the "Transferor Companies".

2.8 **Indian Petrochemicals Corporation Limited**

2.8.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as "IPCL" or the "Transferee Company") was incorporated on 22nd March 1969 under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.8.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing :*

(a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.*

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) *Solvents of all types, grades and formulation, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically*

dodecyl benzene, propylene tetramer and biodegradable detergents.

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types."*

2.8.3 The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Transferee Company commenced its business and is presently operating three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol ("MEG") used by polyester industry.

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under :

(a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

7. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the other Transferor Companies and the Board of Directors of the Transferee Company have thought it advantageous and fit that the undertakings and businesses of the Applicant Company and other Transferor Companies be consolidated by way of amalgamation thereof with the Transferee Company.

8. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

9. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act, whereby the whole of the undertakings and businesses of the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

10. The salient features of the Scheme are :

(i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

(ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

(iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

(iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits

of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date;

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the Transfer of Undertakings of all the Transferor Companies and envisages that :

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments

(including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company..

(h) With effect from the Appointed Date and up to and including the Effective Date:

(i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

(ii) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, each of the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of the Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of the Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred, without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xv) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, costs and charges and expenses in connection with the Scheme shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvi) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xvii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xviii) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise for carrying out the Scheme.

(xix) The Scheme is conditional upon and subject to:

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court.

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xx) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company, the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxi) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.

(xxii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors (including Bond holders) of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

12. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of the shares of the Applicant Company is fair and reasonable.

13. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

14. The interests of the creditors of the Applicant Company would not be affected by the proposed amalgamation. The Transferee Company has a greater networth and is in a solvent position and would be able to meet its liabilities as and when they arise in the ordinary course of business. No reduction of dues of creditors is required under the Scheme.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the other Transferor Companies and of the Transferee Company on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company, the other Transferor Companies and the Transferee Company will each seek the sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. The pre-merger shareholding pattern of the Applicant Company and their percentage shareholding in the Transferee Company post-merger, is as under:

		PRE MERGER	POST MERGER
Sr. No.	Category of Shareholding in Transferor Company	% Shareholding in Transferor Company	% Shareholding in Transferee Company
1	Promoters (Including PACs)	51.89	0.68
2	Banks	6.85	0.09
3	Mutual Funds	10.69	0.14
4	Insurance Companies	0.34	0.00
5	FIIs	0.00	0.00
6	FIs	3.48	0.05
7	Bodies Corporate	26.76	0.35
8	NRIs/OCBs	0.00	0.00
9	Indian Public	0.00	0.00
10	Others	0.00	0.00

19. Pre and Post-Merger Shareholding Pattern of Transferee Company

Sr. No.	Category of Shareholding in Transferee Company	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

20. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares						
		AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100	-	-	-	-	-	-
G. B. B. Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173	-	-	50	-	100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Guzder	RSL	-	-	-	-	1500	-	-
Vinay V. Kolte	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor Companies.

21. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

22. The Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their respective shareholding, if any, in any of the Transferor Companies or as the case may be, the Transferee Company, or to the extent the said Directors are common directors and/or officers in any of the Transferor Companies or the Transferee Company, or to the extent the said Directors are the partners of firms; the directors/members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

23. The Scheme provides for the restructuring of the Zero Coupon Secured Redeemable Non-Convertible Bonds of the Applicant Company in the manner provided in Part III of the Scheme. UTI Bank Limited is the Trustee for the Bond holders. The said Trustee may be deemed to be concerned and/or interested in the Scheme to the extent of its shareholding, if any, in any of the Transferor Companies or, as the case may be, the Transferee Company or to the extent the Trustee may be allotted shares in the Transferee Company as a result of the Scheme or to the extent that UTI Bank Limited is trustee for bonds / debentures issued by any of the Transferor Companies or by the Transferee Company.

24. The Applicant Company is not a subsidiary of the Transferee Company or any other Transferor Companies and the Transferee Company or any of the Transferor Companies are not subsidiaries of the Applicant Company in any manner whatsoever, as provided in Section 4 of the Act.

25. An Equity Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not be a member of the Company. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

26. Corporate Members intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the meeting.

27. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 274 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders, Bond holders and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company, the other Transferor Companies and the Transferee Company;

(e) (i) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 of the Applicant Company, the Transferee Company and all the Transferor Companies other than the Fifth Transferor Company;

(ii) Audited Balance Sheet and Profit and Loss Account of the Fifth Transferor Company for the financial year ended 31st December 2004; and

(f) Valuation Report dated 24th April 2006 of Pricewaterhouse Coopers Private Limited and SBI Capital Markets Limited.

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Indubhai F. Sheth
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office:
402/B, 4th Floor, Gunjan Tower
Off Alembic-Gorwa Road
Subhanpura, Vadodara 390 023
Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited (collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited (the "Transferee Company")

PREAMBLE

A. Description of Companies

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- **AFL** or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- **CIPL** or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- **IPL** or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- **OPL** or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- **RSL** or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- **SIPL** or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. Rationale for the Scheme of Amalgamation

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. **Purpose of the Scheme**

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. **Parts of the Scheme**

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. **Definitions**

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof **(i)** for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and **(ii)** for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. **"SIPL"** or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023; Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. "**Undertaking**" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/ or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the "**Assets**");

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the "**Liabilities**");

1.18. "**Undertakings**" means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. **Date when the Scheme comes into Operation**

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. **Transfer of Undertakings**

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. **Contracts, deeds, etc.**

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. **Legal proceedings**

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. **Conduct of business**

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. **Employees**

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the **"Funds"**) and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. **Saving of concluded transactions**

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. **Restructuring of Liabilities**

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 (**"AFL ZCDs"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule** I attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company (**"ZCDs-Series I"**) in the proportion of 1 (one) new ZCD - Series I for every 1 (one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column D** of the **Table in Schedule I** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 (**"CIPL ZCDs- 30th June 2013"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column C** of **Table** 1 in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company (**"ZCDs- Series II"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table 1** in **Schedule** II attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03,929/- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs- 31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1 (one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column D** of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column C** of **Table 1** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column C** of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1(one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column D** of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column C** of **Table 1** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company (**"10% New OFCDs"**) in the proportion of 1 (one) 10% New OFCD for every 1(one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D** of **Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) (**"SIPL 9% OFCDs"**). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company (**"9% New OFCDs"**) in the proportion of 1 (one) new 9% New OFCD for every 1(one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the **"New Debentures"**).

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column D** of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. **Issue of Equity Shares**

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the **"Share Exchange Ratio"**).

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. General provisions applicable to issue of equity shares

12.1 Issue of shares in dematerialised form: .

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. Payment to Preference Shareholders of First Transferor Company

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. Accounting treatment

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. **Declaration of dividend**

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. **Dissolution of Transferor Companies**

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. **Validity of existing resolutions, etc.**

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. **Modification of Scheme**

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. **Filing of Applications**

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. **Approvals**

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. **Scheme conditional upon sanctions, etc.**

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE 1 Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series-II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III
OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV
RSL - Fifth Transferor Company

TABLE 1 Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V.
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-.	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2 Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1 Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2

Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
		If not converted earlier, the debentures shall be redeemed on 31st March 2014.	
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan
		Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.
2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.
3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.
4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.
5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.
6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.
7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.
8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.
9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.
10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.
11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	-
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated. **Collateral** Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company. **Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits		-
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	-
	Total	Rs. 6.50 crores	
2.	Non-fund based Limits		-
	Letter of Credit	Rs. 1.00 crores	-
	Bank Guarantee	Rs. 2.00 crores	-
	Total	Rs. 3.00 crores	

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting	Rs. 50.00 crores	Rs. 50.00 crores
	(DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)		
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits**	**A. For Fund Based limits**
		Cash Credit Hypothecation	**Cash Credit Hypothecation**
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future).	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company.
		Bills Purchase / Bills Discounting	Bills Purchase / Bills Discounting
		Nil	Nil
		B. For Non-Fund Based Limits	**B. For Non-Fund Based Limits**
		Letter of Credit	Letter of Credit
		First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.
		Bank Guarantee	Bank Guarantee
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company.
		C. For both Fund and Non-Fund Based Limits	**C. For both Fund and Non-Fund Based Limits**
		Second Charge over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	**Second Charge** over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 274 OF 2006

In the matter of Companies Act, 1956;

- And -

In the matter of Sections 391 to 394 of the Companies Act, 1956;

- And -

In the matter of Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

- And -

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned equity shareholder(s) of the Applicant Company hereby appoint ____________ of ____________ and failing him / her ____________ of ____________ as my/our proxy, to act for me / us at the meeting of the Equity Shareholders of the Applicant Company to be held on Thursday, the 13th day of July, 2006 at 9.00 a.m., at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited (the 'Applicant Company'), Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name ____________ (here, if for, insert 'for'; if against, insert '**against**', and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)* *, as my/ our proxy may approve.

** Strike out what is not necessary.*

Dated this ________ day of ____________ 2006

Name: ____________________

Address: ____________________

____

Affix 15 Paise Revenue Stamp

(For Demat holding) DP Id. ____________ Client Id. ____________

(For Physical holding) Folio No. ____________

No. of shares held : ____________

Signature of Shareholder(s) : Sole holder / First holder - ____________

Second holder - ____________

Third holder - ____________

Signature of Proxy: - ____________

Cut here

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

ATTENDANCE SLIP

ORISSA POLYFIBRES LIMITED

Registered Office: 402/B, 4th Floor, Gunjan Tower, Off Alembic–Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP Id*			Folio No.	
Client Id*			No. of Share(s) held	

NAME AND ADDRESS OF THE SHAREHOLDER / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Equity Shareholders of the Company, convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Thursday, the 13th day of July, 2006 at 9.00 a.m., at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Equity Shareholder or proxy : ________________________

Notes :

1. *Applicable for shareholders holding shares in dematerialised form.
2. Shareholder (s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Cut here

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Orissa Polyfibres Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034

RECRON SYNTHETICS LIMITED

MEETING OF THE UNSECURED CREDITORS

Date : 13th July 2006

Time : 1.00 p.m. or so soon thereafter after the conclusion of the meeting of the Class of Secured Creditors (including Debenture holders)

Venue : R&D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS PAGES

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 269 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Recron Synthetics Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Recron Synthetics Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

NOTICE CONVENING MEETING OF THE UNSECURED CREDITORS OF RECRON SYNTHETICS LIMITED

To,

The Unsecured Creditors of Recron Synthetics Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Unsecured Creditors of the Applicant Company be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 1.00 p.m. or so soon thereafter after the conclusion of the meeting of the class of Secured Creditors (including Debenture holders) of the Applicant Company for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited ("Applicant Company") and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Unsecured Creditors of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 1.00 p.m. or so soon thereafter after the conclusion of the meeting of the class of Secured Creditors (including Debenture holders) of the Applicant Company, when you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by Proxy, provided that a Proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Justice S. D. Dave (Retd.), and failing him, Mr. Justice J. P. Desai (Retd.) to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Dated this 14th day of June, 2006.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Registered Office:
402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road,
Subhanpura, Vadodara 390 023, Gujarat.

Note: All alterations made in the Form of Proxy should be initialled.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD IN ITS ORIGINAL JURISDICTION COMPANY APPLICATION NO. 269 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Recron Synthetics Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Recron Synthetics Limited, a company }
incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, }
4th Floor, Gunjan Tower, Off Alembic-Gorwa }
Road, Subhanpura, Vadodara-390 023, Gujarat } ...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders, class of Secured Creditors (including Debenture holders) and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited (Applicant Company) and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (the "Scheme"). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 **Recron Synthetics Limited**

2.1.1 Recron Synthetics Limited (hereinafter referred to as "RSL" or the "Applicant Company" or the "Fifth Transferor Company") was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Companies Act, 1956 (the "Act") in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Applicant Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.1.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Applicant Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Applicant Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.1.3 The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.

2. To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile – Butadiene – Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol – A, Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melamine– Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane, Methyl Alcohol, Mixed – Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol – Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Poly-butadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl – Methacrylate, Polypropylene Fibre Films Resins and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene – Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending, processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."

2.1.4 The Applicant Company is engaged in manufacture and sale of Partially Oriented Yarn (POY), Polyester Filament Yarn (PFY) and Polyester Chips being Polyester Products.

2.1.5 The Applicant Company's equity shares are listed on the Bombay Stock Exchange Limited and on the Stock Exchanges at Kolkata and Indore. The Applicant Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and approval in this behalf is awaited.

2.2 **Appollo Fibres Limited**

2.2.1 Appollo Fibres Limited (hereinafter referred to as "AFL" or the "**First Transferor Company**") was incorporated on 27th day of February 2001 under the provisions of the Act in the State of Punjab and the Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.2.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the First Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the First Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the First Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara – 390 023, Gujarat.

2.2.3 The objects for which the First Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

> *"To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes."*

2.3 **Central India Polyesters Limited**

2.3.1 Central India Polyesters Limited(hereinafter referred to as "CIPL" or the "**Second Transferor Company**") was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Act in the State of Maharashtra and a Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Second Transferor Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.3.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Second Transferor Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Second Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.3.3 The objects for which the Second Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

> *"1. To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, Viscose Filament Yarn, Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol, Acrylonitrile, P-xylene, Polyester, metallised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.*
>
> *2. To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."*

2.4 **India Polyfibres Limited**

2.4.1 India Polyfibres Limited (hereinafter referred to as the "IPL" or the "**Third Transferor Company**") was incorporated on the 21st day of October 1982 under the provisions of the Act in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.4.2 Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Third Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Third Transferor Company is presently situated in the State of Gujarat at 402/B, 4th. Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.4.3 The objects for which the Third Transferor Company has been established are set out in its Memorandum of Association. The main objects of the Applicant Company are set out hereunder:

> "1. *To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.*

2. *To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate, polybutylene, terephthalate, thermosetting and thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.*

3. *To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates, acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.*

4. *To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.*

5. *To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.*

6. *To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.*

7. *To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.*

8. *To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives, intermediates and by-products of all or any of the foregoing.*

9. *To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides, medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.*

10. *To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.*

11. *To fix atmospheric nitrogen by the synthetic amonia or by any other process and to manufacture its derivative compounds and to deal in the same.*

12. *To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open, work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.*

13. *To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding accessories of whatsoever description.*

14. *To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.*

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.5 Orissa Polyfibres Limited

2.5.1 Orissa Polyfibres Limited (hereinafter referred to as "OPL" or the "Fourth Transferor Company") was incorporated on the 11th day of December 1998 under the provisions of the Act in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998. Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Fourth Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Fourth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Fourth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.5.2 The objects for which the Fourth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.

2. To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions."

2.6 Silvassa Industries Private Limited

2.6.1 Silvassa Industries Private Limited (hereinafter referred to as "SIPL" or the "**Sixth Transferor Company**") was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Sixth Transferor Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Sixth Transferor Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Sixth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.6.2 The objects for which the Sixth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on the business of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibres, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing, packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibres, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/ synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibres, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.

2. To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."

2.7 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the "**Transferor Companies**".

2.8 Indian Petrochemicals Corporation Limited

2.8.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as "IPCL" or the "**Transferee Company**") was incorporated on 22nd March 1969 under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.8.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing:

(a) All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.

(b) Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.

(c) All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.

(d) Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.

(e) Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) *Solvents of all types, grades and formulations, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.*

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types."*

2.8.3 The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Transferee Company commenced its business and is presently operating three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol ("MEG") used by polyester industry.

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and of the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under:

(a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

7. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the other Transferor Companies and the Board of Directors of the Transferee Company have thought it advantageous and fit that the undertakings and businesses of the Applicant Company and other Transferor Companies be consolidated by way of amalgamation thereof with the Transferee Company.

8. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

9. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act, whereby the whole of the undertakings and businesses of the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

10. The salient features of the Scheme are:

(i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

(ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

(iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the Statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

(iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions,

tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the "Assets");

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the "Liabilities");

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date.

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the transfer of Undertakings of all the Transferor Companies and envisages that:

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme, in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and

benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

(h) With effect from the Appointed Date and up to and including the Effective Date:

    (i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

    (ii) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

    (iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, each of the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/

settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of the secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred, without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xv) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in the "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, and costs and charges and expenses in connection with the Scheme, shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvi) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xvii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xviii) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise in carrying out the Scheme.

(xix) The Scheme is conditional upon and subject to:

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court;

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xx) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company, the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxi) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall

nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.

(xxii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors (including debenture holders) of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

12. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by Pricewaterhousecoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of shares of the Applicant Company is fair and reasonable.

13. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

14. The interests of the creditors of the Applicant Company would not be affected by the proposed amalgamation. The Transferee Company has a greater networth and is in a solvent position and would be able to meet its liabilities as and when they arise in the ordinary course of business. No reduction of dues of creditors is required under the Scheme.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the other Transferor Companies and of the Transferee Company on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company, the other Transferor Companies and the Transferee Company will each seek the sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. The pre-merger shareholding pattern of the Applicant Company and their percentage shareholding in the Transferee Company post-merger, is as under:

		PRE MERGER	POST MERGER
Sr. No.	Category of Shareholding in Transferor Company	% shareholding in Transferor Company	% shareholding in Transferee Company
1	Promoters (Including PACs)	51.67	1.56
2	Banks	21.00	0.64
3	Mutual Funds	0.19	0.01
4	Insurance Companies	0.41	0.01
5	FIIs	0.01	0.00
6	FIs	2.07	0.06
7	Bodies Corporate	6.18	0.19
8	NRIs/OCBs	0.94	0.03
9	Indian Public	17.52	0.53
10	Others	0.00	0.00

19. Pre and Post-Merger Shareholding Pattern of Transferee Company

Sr. No.	Category	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

20. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares						
		AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100	-	-	-	-	-	-
G B B Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173	-	-	50	-	100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Guzder	RSL	-	-	-	-	1500	-	-
Vinay V. Kolte	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor Companies.

21. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL

and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

22. The Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their respective shareholding, if any, in any of the Transferor Companies or as the case may be, the Transferee Company, or to the extent the said Directors are common directors and/or officers in any of the Transferor Companies or the Transferee Company, or to the extent the said Directors are the partners of firms; the directors/ members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

23. The Scheme provides for the restructuring of the Zero Coupon Secured Redeemable Non-Convertible Bonds / Debentures of the Applicant Company in the manner provided in Part III of the Scheme. UTI Bank Limited is the Trustee for the Bond/Debenture holders. The said Trustee may be deemed to be concerned and/or interested in the Scheme to the extent of its shareholding, if any, in any of the Transferor Companies or, as the case may be, the Transferee Company or to the extent the Trustee may be allotted shares in the Transferee Company as a result of the Scheme or to the extent that UTI Bank Limited is trustee for bonds / debentures issued by any of the Transferor Companies or by the Transferee Company.

24. The Applicant Company is not a subsidiary of the Transferee Company or any of the Transferor Companies and the Transferee Company or any of the Transferor Companies are not subsidiaries of the Applicant Company in any manner whatsoever as provided in Section 4 of the Act.

25. An Unsecured Creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

26. Bodies Corporate intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the meeting.

27. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 269 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders, a class of Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company, the other Transferor Companies and the Transferee Company;

(e) (i) Audited Balance Sheet and Profit and Loss Account of the Applicant Company for the financial year ended 31st December 2004;

(ii) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 of the Transferee Company and the Transferor Companies other than the Applicant Company;

(f) Valuation Report dated 24th April 2006 of Pricewaterhousecoopers Private Limited and SBI Capital Markets Limited;

(g) No objection letters for the scheme received from the Stock Exchanges; and

(h) Letter(s) received from State Bank of India, the sole Secured Creditor of the Applicant Company for the working capital facilities and Debentureholder of Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II, approving the Scheme and dispensing the holding of meeting(s).

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office:
402/B, 4th Floor, Gunjan Tower
Off Alembic-Gorwa Road
Subhanpura, Vadodara 390 023
Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited (collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited (the "Transferee Company")

PREAMBLE

A. **Description of Companies**

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- **AFL** or the "**First Transferor Company**" means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- **CIPL** or the "**Second Transferor Company**" means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- **IPL** or the "**Third Transferor Company**" means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- **OPL** or the "**Fourth Transferor Company**" means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- **RSL** or the "**Fifth Transferor Company**" means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- **SIPL** or the "**Sixth Transferor Company**" means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the "**Transferor Companies**"). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the "**Transferee Company**" means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol ("**MEG**") used by the polyester industry.

B. **Rationale for the Scheme of Amalgamation**

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. Purpose of the Scheme

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. Parts of the Scheme

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. Definitions

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof (i) for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and (ii) for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. **"SIPL"** or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. **"Undertaking"** in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/ or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

1.18. **"Undertakings"** means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. **Date when the Scheme comes into Operation**

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. **Transfer of Undertakings**

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. **Contracts, deeds, etc.**

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. Legal proceedings

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. Conduct of business

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. Employees

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. **Saving of concluded transactions**

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. **Restructuring of Liabilities**

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 ("**AFL ZCDs**") of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule I** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company (**"ZCDs-Series I"**) in the proportion of 1 (one) new ZCD - Series I for every 1 (one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column D** of the **Table** in **Schedule I** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 (**"CIPL ZCDs- 30th June 2013"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column C** of **Table 1** in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company (**"ZCDs- Series II"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table 1** in **Schedule II** attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03, 929 /- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs-31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1(one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column D** of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column C** of **Table 1** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table I in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column C** of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1(one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column D** of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column C** of **Table 1** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company ("**10% New OFCDs**") in the proportion of 1 (one) 10% New OFCD for every 1(one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D** of **Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be, deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) ("**SIPL 9% OFCDs**"). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company ("**9% New OFCDs**") in the proportion of 1 (one) new 9% New OFCD for every 1(one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the "**New Debentures**").

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column D** of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. **Issue of Equity Shares**

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the **"Share Exchange Ratio"**).

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. General provisions applicable to issue of equity shares

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. **Payment to Preference Shareholders of First Transferor Company**

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. **Accounting treatment**

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. **Declaration of dividend**

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. **Dissolution of Transferor Companies**

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. **Validity of existing resolutions, etc.**

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. **Modification of Scheme**

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. **Filing of Applications**

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. **Approvals**

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. **Scheme conditional upon sanctions, etc.**

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other.

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE 1 Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series-II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III

OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV

RSL - Fifth Transferor Company

TABLE 1 : Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2 Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010.
		First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
		Third Party Corporate Guarantee for due repayment of the outstanding assistance	
6.	Asset Cover		Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1 Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
		If not converted earlier, the debentures shall be redeemed on 31st March 2014.	
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2 Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan
		Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.
2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.
3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.
4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.
5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.
6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.
7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.
8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.
9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.
10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.
11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	-
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company.	
		Collateral Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	-
	Total	**Rs. 6.50 crores**	
2.	**Non-fund based Limits**		-
	Letter of Credit	Rs. 1.00 crores	-
	Bank Guarantee	Rs. 2.00 crores	-
	Total	**Rs. 3.00 crores**	

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting	Rs. 50.00 crores	Rs. 50.00 crores
	(DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)		
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits**	**A. For Fund Based limits**
		Cash Credit Hypothecation	**Cash Credit Hypothecation**
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future).	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company.
		Bills Purchase / Bills Discounting	Bills Purchase / Bills Discounting
		Nil	Nil
		B. For Non-Fund Based Limits	**B. For Non-Fund Based Limits**
		Letter of Credit	Letter of Credit
		First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.
		Bank Guarantee	Bank Guarantee
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company.
		C. For both Fund and Non-Fund Based Limits	**C. For both Fund and Non-Fund Based Limits**
		Second Charge over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	**Second Charge** over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 269 OF 2006

In the matter of Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Recron Synthetics Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned unsecured creditor(s) of the Applicant Company hereby appoint ______________ of ______________ and failing him / her ______________ of ______________ as my/our proxy, to act for me / us at the meeting of the Unsecured Creditors of the Applicant Company to be held on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat at 1.00 p.m. or so soon thereafter after the conclusion of the meeting of the class of Secured Creditors (including Debenture holders) of the Applicant Company for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited (the 'Applicant Company') and Silvassa Industries Private Limited (collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name ______________ (here, if for, insert 'for'; if against, insert '**against**', and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**, as my/ our proxy may approve.

** Strike out what is not necessary.*

Dated this ________ day of ____________ 2006

Name: ______________________________

Address: ______________________________

____

____

Affix 15 Paise Revenue Stamp

Signature of Unsecured Creditor: ______________________________

Signature of Proxy: ______________________________

Cut here

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

ATTENDANCE SLIP

RECRON SYNTHETICS LIMITED

Registered Office : 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

NAME AND ADDRESS OF THE UNSECURED CREDITOR / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Unsecured Creditors of the Company convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Unsecured Creditor or proxy : ____________________

Note :

Unsecured Creditor(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Cut here

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Recron Synthetics Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034

Orient

RECRON SYNTHETICS LIMITED

MEETING OF THE CLASS OF SECURED CREDITORS (INCLUDING DEBENTURE HOLDERS)

Date : 13th July 2006

Time : 12.30 p.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders

Venue : R&D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS PAGES

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 269 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Recron Synthetics Limited a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Recron Synthetics Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

NOTICE CONVENING MEETING OF THE CLASS OF SECURED CREDITORS (INCLUDING DEBENTURE HOLDERS) OF RECRON SYNTHETICS LIMITED

To,

The Class of Secured Creditors (including Debenture Holders) of Recron Synthetics Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the class of Secured Creditors (including Debenture holders) of the Applicant Company being the class referred to in Column (C) of Table 1 in Schedule IV of the Scheme of Amalgamation to be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 12.30 p.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited ("Applicant Company") and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the said class of Secured Creditors (including Debenture holders) of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday the 13th day of July, 2006 at 12.30 p.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company, when you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by Proxy, provided that a Proxy in the prescribed form, duly signed by you or your authorised representative, is deposited at the registered office of the Applicant Company at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Justice S. D. Dave (Retd.), and failing him, Mr. Justice J. P. Desai (Retd.) to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Dated this 14th day of June, 2006.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Registered Office:
402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road,
Subhanpura, Vadodara 390 023, Gujarat.

Note: All alterations made in the Form of Proxy should be initialled.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 269 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Recron Synthetics Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Recron Synthetics Limited, a company }
incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, }
4th Floor, Gunjan Tower, Off Alembic-Gorwa }
Road, Subhanpura, Vadodara-390 023, Gujarat } ...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders, class of Secured Creditors (including Debenture holders) and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited (Applicant Company) and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (the "Scheme"). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 **Recron Synthetics Limited**

2.1.1 Recron Synthetics Limited (hereinafter referred to as "RSL" or the "Applicant Company" or the "Fifth Transferor Company") was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Companies Act, 1956 (the "Act") in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Applicant Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.1.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Applicant Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Applicant Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.1.3 The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.

2. To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile – Butadiene – Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol – A, Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melamine– Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane, Methyl Alcohol, Mixed – Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol – Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Poly-butadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl – Methacrylate, Polypropylene Fibre Films Resins and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene – Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending, processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."

2.1.4 The Applicant Company is engaged in manufacture and sale of Partially Oriented Yarn (POY), Polyester Filament Yarn (PFY) and Polyester Chips being Polyester Products.

2.1.5 The Applicant Company's equity shares are listed on the Bombay Stock Exchange Limited and on the Stock Exchanges at Kolkata and Indore. The Applicant Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and approval in this behalf is awaited.

2.2 **Appollo Fibres Limited**

2.2.1 Appollo Fibres Limited (hereinafter referred to as "AFL" or the "First Transferor Company") was incorporated on 27th day of February 2001 under the provisions of the Act in the State of Punjab and the Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.2.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the First Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the First Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the First Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara – 390 023, Gujarat.

2.2.3 The objects for which the First Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes."

2.3 **Central India Polyesters Limited**

2.3.1 Central India Polyesters Limited(hereinafter referred to as "CIPL" or the "Second Transferor Company") was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Act in the State of Maharashtra and a Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Second Transferor Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.3.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Second Transferor Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Second Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.3.3 The objects for which the Second Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, Viscose Filament Yarn, Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol, Acrylonitrile, P-xylene, Polyester, metallised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.

2. To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."

2.4 **India Polyfibres Limited**

2.4.1 India Polyfibres Limited (hereinafter referred to as the "IPL" or the "Third Transferor Company") was incorporated on the 21st day of October 1982 under the provisions of the Act in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.4.2 Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Third Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Third Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.4.3 The objects for which the Third Transferor Company has been established are set out in its Memorandum of Association. The main objects of the Applicant Company are set out hereunder:

"1. To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.

2. *To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate, polybutylene, terephthalate, thermosetting and thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.*

3. *To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates, acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.*

4. *To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.*

5. *To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.*

6. *To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.*

7. *To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.*

8. *To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives, intermediates and by-products of all or any of the foregoing.*

9. *To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides, medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.*

10. *To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.*

11. *To fix atmospheric nitrogen by the synthetic amonia or by any other process and to manufacture its derivative compounds and to deal in the same.*

12. *To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open, work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.*

13. *To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding accessories of whatsoever description.*

14. *To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.*

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.5 Orissa Polyfibres Limited

2.5.1 Orissa Polyfibres Limited (hereinafter referred to as "OPL" or the "Fourth Transferor Company") was incorporated on the 11th day of December 1998 under the provisions of the Act in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998. Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Fourth Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Fourth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Fourth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.5.2 The objects for which the Fourth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*

2. *To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions."*

2.6 **Silvassa Industries Private Limited**

2.6.1 Silvassa Industries Private Limited (hereinafter referred to as "SIPL" or the "**Sixth Transferor Company**") was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Sixth Transferor Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Sixth Transferor Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Sixth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.6.2 The objects for which the Sixth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibres, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing, packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibres, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/ synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibres, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.*

2. *To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."*

2.7 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the "**Transferor Companies**".

2.8 **Indian Petrochemicals Corporation Limited**

2.8.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as "IPCL" or the "**Transferee Company**") was incorporated on 22nd March 1969 under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.8.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing:*

(a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.*

(f) Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.

(g) Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.

(h) Solvents of all types, grades and formulations, essences, flavours perfumery materials, surface coatings and lacquers.

(i) Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.

(j) Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.

(k) Refrigerants of all types."

2.8.3 The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Transferee Company commenced its business and is presently operating three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol ("MEG") used by polyester industry.

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and of the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under:

(a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

7. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the other Transferor Companies and the Board of Directors of the Transferee Company have thought it advantageous and fit that the undertakings and businesses of the Applicant Company and other Transferor Companies be consolidated by way of amalgamation thereof with the Transferee Company.

8. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

9. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act, whereby the whole of the undertakings and businesses of the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

10. The salient features of the Scheme are:

(i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

(ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

(iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the Statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

(iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions,

tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the "Assets");

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the "Liabilities");

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date.

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the transfer of Undertakings of all the Transferor Companies and envisages that:

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme, in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and

benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

(h) With effect from the Appointed Date and up to and including the Effective Date:

(i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

(ii) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, each of the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/

settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of the secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred, without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xv) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in the "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, and costs and charges and expenses in connection with the Scheme, shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvi) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xvii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xviii) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise in carrying out the Scheme.

(xix) The Scheme is conditional upon and subject to:

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court;

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xx) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company, the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxi) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall

nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.'

(xxii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors (including debenture holders) of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

12. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by Pricewaterhousecoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of shares of the Applicant Company is fair and reasonable.

13. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

14. The interests of the creditors of the Applicant Company would not be affected by the proposed amalgamation. The Transferee Company has a greater networth and is in a solvent position and would be able to meet its liabilities as and when they arise in the ordinary course of business. No reduction of dues of creditors is required under the Scheme.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the other Transferor Companies and of the Transferee Company on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company, the other Transferor Companies and the Transferee Company will each seek the sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. The pre-merger shareholding pattern of the Applicant Company and their percentage shareholding in the Transferee Company post-merger, is as under:

		PRE MERGER	POST MERGER
Sr. No.	Category of Shareholding in Transferor Company	% shareholding in Transferor Company	% shareholding in Transferee Company
1	Promoters (Including PACs)	51.67	1.56
2	Banks	21.00	0.64
3	Mutual Funds	0.19	0.01
4	Insurance Companies	0.41	0.01
5	FIIs	0.01	0.00
6	FIs	2.07	0.06
7	Bodies Corporate	6.18	0.19
8	NRIs/OCBs	0.94	0.03
9	Indian Public	17.52	0.53
10	Others	0.00	0.00

19. Pre and Post-Merger Shareholding Pattern of Transferee Company

Sr. No.	Category	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

20. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares						
		AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100	-	-	-	-	-	-
G. B. B. Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173	-	-	50	-	100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Guzder	RSL	-	-	-	-	1500	-	-
Vinay V. Kolte	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor Companies.

21. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL

and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

22. The Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their respective shareholding, if any, in any of the Transferor Companies or as the case may be, the Transferee Company, or to the extent the said Directors are common directors and/or officers in any of the Transferor Companies or the Transferee Company, or to the extent the said Directors are the partners of firms; the directors/members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

23. The Scheme provides for the restructuring of the Zero Coupon Secured Redeemable Non-Convertible Bonds / Debentures of the Applicant Company in the manner provided in Part III of the Scheme. UTI Bank Limited is the Trustee for the Bond/Debenture holders. The said Trustee may be deemed to be concerned and/or interested in the Scheme to the extent of its shareholding, if any, in any of the Transferor Companies or, as the case may be, the Transferee Company or to the extent the Trustee may be allotted shares in the Transferee Company as a result of the Scheme or to the extent that UTI Bank Limited is trustee for bonds / debentures issued by any of the Transferor Companies or by the Transferee Company.

24. The Applicant Company is not a subsidiary of the Transferee Company or any of the Transferor Companies and the Transferee Company or any of the Transferor Companies are not subsidiaries of the Applicant Company in any manner whatsoever as provided in Section 4 of the Act.

25. A Secured Creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

26. Bodies Corporate intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the meeting.

27. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 269 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders, a class of Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company, the other Transferor Companies and the Transferee Company;

(e) (i) Audited Balance Sheet and Profit and Loss Account of the Applicant Company for the financial year ended 31st December 2004;

(ii) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 of the Transferee Company and the Transferor Companies other than the Applicant Company;

(f) Valuation Report dated 24th April 2006 of Pricewaterhousecoopers Private Limited and SBI Capital Markets Limited;

(g) No objection letters for the scheme received from the Stock Exchanges; and

(h) Letter(s) received from State Bank of India, the sole Secured Creditor of the Applicant Company for the working capital facilities and Debentureholder of Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II, approving the Scheme and dispensing the holding of meeting(s).

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office:
402/B, 4th Floor, Gunjan Tower
Off Alembic-Gorwa Road
Subhanpura, Vadodara 390 023
Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited (collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited (the "Transferee Company")

PREAMBLE

A. Description of Companies

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- **AFL** or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- **CIPL** or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- **IPL** or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- **OPL** or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- **RSL** or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- **SIPL** or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. Rationale for the Scheme of Amalgamation

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. **Purpose of the Scheme**

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. **Parts of the Scheme**

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. **Definitions**

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof **(i)** for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and **(ii)** for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. **"SIPL"** or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. **"Undertaking"** in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/ or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

1.18. **"Undertakings"** means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued; subscribed and paid-up share capital of IPCL remains the same.

3. Date when the Scheme comes into Operation

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. Transfer of Undertakings

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. Contracts, deeds, etc.

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. **Legal proceedings**

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. **Conduct of business**

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. **Employees**

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. **Saving of concluded transactions**

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. **Restructuring of Liabilities**

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 (**"AFL ZCDs"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule I** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company (**"ZCDs-Series I"**) in the proportion of 1 (one) new ZCD - Series I for every 1 (one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column D** of the **Table** in **Schedule I** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 (**"CIPL ZCDs- 30th June 2013"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column C** of **Table 1** in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company (**"ZCDs- Series II"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table 1** in **Schedule II** attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03,929/- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs-31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1(one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column D** of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column C** of **Table 1** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table I in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column C** of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1(one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column D** of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column C** of **Table 1** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company (**"10% New OFCDs"**) in the proportion of 1 (one) 10% New OFCD for every 1(one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column** D of **Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) (**"SIPL 9% OFCDs"**). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company (**"9% New OFCDs"**) in the proportion of 1 (one) new 9% New OFCD for every 1(one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the **"New Debentures"**).

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column D** of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. **Issue of Equity Shares**

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the **"Share Exchange Ratio"**).

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. **General provisions applicable to issue of equity shares**

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. Payment to Preference Shareholders of First Transferor Company

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. Accounting treatment

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. **Declaration of dividend**

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. **Dissolution of Transferor Companies**

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. **Validity of existing resolutions, etc.**

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. **Modification of Scheme**

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. **Filing of Applications**

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. **Approvals**

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. **Scheme conditional upon sanctions, etc.**

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE I Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series-II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III

OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV

RSL - Fifth Transferor Company

TABLE 1 Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2 Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010.
		First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
		Third Party Corporate Guarantee for due repayment of the outstanding assistance	
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1 Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
		If not converted earlier, the debentures shall be redeemed on 31st March 2014.	
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2

Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan
		Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.
2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.
3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.
4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.
5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.
6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.
7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.
8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.
9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.
10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.
11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	-
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company.	
		Collateral Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	
	Total	**Rs. 6.50 crores**	
2.	**Non-fund based Limits**		
	Letter of Credit	Rs. 1.00 crores	
	Bank Guarantee	Rs. 2.00 crores	
	Total	**Rs. 3.00 crores**	

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting	Rs. 50.00 crores	Rs. 50.00 crores
	(DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)		
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits**	**A. For Fund Based limits**
		Cash Credit Hypothecation	**Cash Credit Hypothecation**
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future).	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company.
		Bills Purchase / Bills Discounting	Bills Purchase / Bills Discounting
		Nil	Nil
		B. For Non-Fund Based Limits	**B. For Non-Fund Based Limits**
		Letter of Credit	Letter of Credit
		First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.
		Bank Guarantee	Bank Guarantee
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company.
		C. For both Fund and Non-Fund Based Limits	**C. For both Fund and Non-Fund Based Limits**
		Second Charge over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	**Second Charge** over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 269 OF 2006

In the matter of Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Recron Synthetics Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned secured creditor(s) / debenture holder(s) of the Applicant Company hereby appoint ____________ of ____________ and failing him / her ____________ of ____________ as my/our proxy, to act for me / us at the meeting of the class of Secured Creditors (including Debenture holders) of the Applicant Company to be held on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat at 12.30 p.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company, for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited (the 'Applicant Company') and Silvassa Industries Private Limited (collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/-us/ and in my/ our name ____________ (here, if for, insert 'for'; if against, insert 'against', and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)* *, as my/ our proxy may approve.

* *Strike out what is not necessary.*

Dated this ________ day of ____________ 2006

Name: ____________________

Address: ____________________

____

____

Affix 15 Paise Revenue Stamp

Signature of Secured Creditor (s) / Debenture Holder (s): ____________________

____

Signature of Proxy: ____________________

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

Cut here

ATTENDANCE SLIP

RECRON SYNTHETICS LIMITED

Registered Office : 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

FOR DEBENTURE HOLDERS

DP Id*									Client Id*								
No. of Debentures									Folio No.								

FOR OTHERS

Vendor Code								

NAME AND ADDRESS OF THE SECURED CREDITOR / DEBENTURE HOLDER / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the class of Secured Creditors (including Debenture Holders) of the Company convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Secured Creditor / Debenture Holder or proxy : ________________________

Cut here

Notes :

1. *Applicable for debentureholders holding debentures in dematerialised form.
2. Secured Creditor(s) / Debenture Holder(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Recron Synthetics Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034

Orient

RECRON SYNTHETICS LIMITED

MEETING OF THE EQUITY SHAREHOLDERS

Date : 13th July 2006

Time : 12:00 noon

Venue : R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS PAGES

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO: 269 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Recron Synthetics Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Recron Synthetics Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF RECRON SYNTHETICS LIMITED

To,

The Equity Shareholders of Recron Synthetics Limited (the "Applicant Company").

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 12.00 noon for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited ("Applicant Company") and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat on Thursday, the 13th day of July, 2006 at 12.00 noon, at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Justice S. D. Dave (Retd.), and failing him, Mr. Justice J. P. Desai (Retd.) to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Dated this 14th day of June, 2006.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Registered Office:
402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road,
Subhanpura, Vadodara 390 023, Gujarat.

Notes: (1) All alterations made in the Form of Proxy should be initialled.

(2) Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the shareholders' meeting.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD IN ITS ORIGINAL JURISDICTION COMPANY APPLICATION NO. 269 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Recron Synthetics Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Recron Synthetics Limited, a company }
incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, }
4th Floor, Gunjan Tower, Off Alembic-Gorwa }
Road, Subhanpura, Vadodara-390 023, Gujarat } ...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders, class of Secured Creditors (including Debenture holders) and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited (Applicant Company) and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (the **"Scheme"**). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 **Recron Synthetics Limited**

2.1.1 Recron Synthetics Limited (hereinafter referred to as **"RSL"** or the **"Applicant Company"** or the **"Fifth Transferor Company"**) was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Companies Act, 1956 (the **"Act"**) in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Applicant Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.1.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Applicant Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Applicant Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.1.3 The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.

2. To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile – Butadiene – Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol – A, Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melamine– Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane, Methyl Alcohol, Mixed – Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol – Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Poly-butadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl – Methacrylate, Polypropylene Fibre Films Resins and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene – Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending, processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."

2.1.4 The Applicant Company is engaged in manufacture and sale of Partially Oriented Yarn (POY), Polyester Filament Yarn (PFY) and Polyester Chips being Polyester Products.

2.1.5 The Applicant Company's equity shares are listed on the Bombay Stock Exchange Limited and on the Stock Exchanges at Kolkata and Indore. The Applicant Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and approval in this behalf is awaited.

2.2 **Appollo Fibres Limited**

2.2.1 Appollo Fibres Limited (hereinafter referred to as **"AFL"** or the **"First Transferor Company"**) was incorporated on 27th day of February 2001 under the provisions of the Act in the State of Punjab and the Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.2.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the First Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the First Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the First Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara – 390 023, Gujarat.

2.2.3 The objects for which the First Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes."

2.3 **Central India Polyesters Limited**

2.3.1 Central India Polyesters Limited(hereinafter referred to as **"CIPL"** or the **"Second Transferor Company"**) was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Act in the State of Maharashtra and a Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Second Transferor Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.3.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Second Transferor Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Second Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.3.3 The objects for which the Second Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, Viscose Filament Yarn, Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol, Acrylonitrile, P-xylene, Polyester, metallised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.

2. To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."

2.4 **India Polyfibres Limited**

2.4.1 India Polyfibres Limited (hereinafter referred to as the **"IPL"** or the **"Third Transferor Company"**) was incorporated on the 21st day of October 1982 under the provisions of the Act in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.4.2 Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Third Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Third Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.4.3 The objects for which the Third Transferor Company has been established are set out in its Memorandum of Association. The main objects of the Applicant Company are set out hereunder:

"1. *To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.*

2. *To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate, polybutylene, terephthalate, thermosetting and thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.*

3. *To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates, acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.*

4. *To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.*

5. *To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.*

6. *To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.*

7. *To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.*

8. *To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives, intermediates and by-products of all or any of the foregoing.*

9. *To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides, medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.*

10. *To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.*

11. *To fix atmospheric nitrogen by the synthetic amonia or by any other process and to manufacture its derivative compounds and to deal in the same.*

12. *To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open, work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.*

13. *To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding accessories of whatsoever description.*

14. *To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.*

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.5 Orissa Polyfibres Limited

2.5.1 Orissa Polyfibres Limited (hereinafter referred to as "**OPL**" or the "**Fourth Transferor Company**") was incorporated on the 11th day of December 1998 under the provisions of the Act in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998. Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Fourth Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Fourth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Fourth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.5.2 The objects for which the Fourth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*

2. *To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon-Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions."*

2.6 Silvassa Industries Private Limited

2.6.1 Silvassa Industries Private Limited (hereinafter referred to as **"SIPL"** or the **"Sixth Transferor Company"**) was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Sixth Transferor Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Sixth Transferor Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Sixth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.6.2 The objects for which the Sixth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibres, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing, packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibres, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibres, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.*

2. *To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."*

2.7 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the **"Transferor Companies"**.

2.8 Indian Petrochemicals Corporation Limited

2.8.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as **"IPCL"** or the **"Transferee Company"**) was incorporated on 22nd March 1969 under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.8.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing:*

(a) *'All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.*

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) *Solvents of all types, grades and formulations, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.*

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types."*

2.8.3 The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Transferee Company commenced its business and is presently operating three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol ("MEG") used by polyester industry.

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and of the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under:

(a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

7. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the other Transferor Companies and the Board of Directors of the Transferee Company have thought it advantageous and fit that the undertakings and businesses of the Applicant Company and other Transferor Companies be consolidated by way of amalgamation thereof with the Transferee Company.

8. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

9. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act, whereby the whole of the undertakings and businesses of the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

10. The salient features of the Scheme are:

(i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

(ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

(iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the Statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

(iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions,

tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date.

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the transfer of Undertakings of all the Transferor Companies and envisages that:

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme, in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and

benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

(h) With effect from the Appointed Date and up to and including the Effective Date:

(i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

(ii) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, each of the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/

settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of the secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred, without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xv) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in the "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, and costs and charges and expenses in connection with the Scheme, shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvi) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xvii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xviii) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise in carrying out the Scheme.

(xix) The Scheme is conditional upon and subject to:

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court;

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xx) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company, the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxi) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall

nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.

(xxii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors (including debenture holders) of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

12. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by Pricewaterhousecoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of shares of the Applicant Company is fair and reasonable.

13. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

14. The interests of the creditors of the Applicant Company would not be affected by the proposed amalgamation. The Transferee Company has a greater networth and is in a solvent position and would be able to meet its liabilities as and when they arise in the ordinary course of business. No reduction of dues of creditors is required under the Scheme.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the other Transferor Companies and of the Transferee Company on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company, the other Transferor Companies and the Transferee Company will each seek the sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. The pre-merger shareholding pattern of the Applicant Company and their percentage shareholding in the Transferee Company post-merger, is as under:

		PRE MERGER	POST MERGER
Sr. No.	Category of Shareholding in Transferor Company	% shareholding in Transferor Company	% shareholding in Transferee Company
1	Promoters (Including PACs)	51.67	1.56
2	Banks	21.00	0.64
3	Mutual Funds	0.19	0.01
4	Insurance Companies	0.41	0.01
5	FIIs	0.01	0.00
6	FIs	2.07	0.06
7	Bodies Corporate	6.18	0.19
8	NRIs/OCBs	0.94	0.03
9	Indian Public	17.52	0.53
10	Others	0.00	0.00

19. Pre and Post-Merger Shareholding Pattern of Transferee Company

Sr. No.	Category	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

20. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares						
		AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100	-	-	-	-	-	-
G. B. B. Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173	-	-	50	-	100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Guzder	RSL	-	-	-	-	1500	-	-
Vinay V. Kolte	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor Companies.

21. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL

and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

22. The Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their respective shareholding, if any, in any of the Transferor Companies or as the case may be, the Transferee Company, or to the extent the said Directors are common directors and/or officers in any of the Transferor Companies or the Transferee Company, or to the extent the said Directors are the partners of firms; the directors/ members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

23. The Scheme provides for the restructuring of the Zero Coupon Secured Redeemable Non-Convertible Bonds / Debentures of the Applicant Company in the manner provided in Part III of the Scheme. UTI Bank Limited is the Trustee for the Bond/Debenture holders. The said Trustee may be deemed to be concerned and/or interested in the Scheme to the extent of its shareholding, if any, in any of the Transferor Companies or, as the case may be, the Transferee Company or to the extent the Trustee may be allotted shares in the Transferee Company as a result of the Scheme or to the extent that UTI Bank Limited is trustee for bonds / debentures issued by any of the Transferor Companies or by the Transferee Company.

24. The Applicant Company is not a subsidiary of the Transferee Company or any of the Transferor Companies and the Transferee Company or any of the Transferor Companies are not subsidiaries of the Applicant Company in any manner whatsoever as provided in Section 4 of the Act.

25. An Equity Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not be a member of the Company. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

26. Corporate Members intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the meeting.

27. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 269 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders, a class of Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company, the other Transferor Companies and the Transferee Company;

(e) (i) Audited Balance Sheet and Profit and Loss Account of the Applicant Company for the financial year ended 31st December 2004;

(ii) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 of the Transferee Company and the Transferor Companies other than the Applicant Company;

(f) Valuation Report dated 24th April 2006 of Pricewaterhousecoopers Private Limited and SBI Capital Markets Limited;

(g) No objection letters for the scheme received from the Stock Exchanges; and.

(h) Letter(s) received from State Bank of India, the sole Secured Creditor of the Applicant Company for the working capital facilities and Debentureholder of Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II, approving the Scheme and dispensing the holding of meeting(s).

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office:
402/B, 4th Floor, Gunjan Tower
Off Alembic-Gorwa Road
Subhanpura, Vadodara 390 023
Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited (collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited (the "Transferee Company")

PREAMBLE

A. Description of Companies

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- **AFL** or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- **CIPL** or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- **IPL** or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- **OPL** or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- **RSL** or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- **SIPL** or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. Rationale for the Scheme of Amalgamation

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. Purpose of the Scheme

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. Parts of the Scheme

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. Definitions

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof **(i)** for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and **(ii)** for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. **"SIPL"** or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. **"Undertaking"** in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/ or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

1.18. **"Undertakings"** means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. **Date when the Scheme comes into Operation**

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. **Transfer of Undertakings**

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. **Contracts, deeds, etc.**

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. **Legal proceedings**

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. **Conduct of business**

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. **Employees**

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. **Saving of concluded transactions**

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. **Restructuring of Liabilities**

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 (**"AFL ZCDs"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule** I attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company (**"ZCDs-Series I"**) in the proportion of 1 (one) new ZCD - Series I for every 1(one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column** D of the **Table** in **Schedule** I attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 (**"CIPL ZCDs- 30th June 2013"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column** C of **Table 1** in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company (**"ZCDs- Series II"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table** 1 in **Schedule II** attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03, 929 /- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs-31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1(one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column D** of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column C** of **Table 1** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table I in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column C** of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1 (one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column D** of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column C** of **Table 1** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company (**"10% New OFCDs"**) in the proportion of 1 (one) 10% New OFCD for every 1(one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D** of **Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) (**"SIPL 9% OFCDs"**). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company (**"9% New OFCDs"**) in the proportion of 1 (one) new 9% New OFCD for every 1(one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the **"New Debentures"**).

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column D** of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. **Issue of Equity Shares**

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the **"Share Exchange Ratio"**).

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. General provisions applicable to issue of equity shares

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. **Payment to Preference Shareholders of First Transferor Company**

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. **Accounting treatment**

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme.

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. Declaration of dividend

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. Dissolution of Transferor Companies

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. Validity of existing resolutions, etc.

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. Modification of Scheme

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. Filing of Applications

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. Approvals

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. Scheme conditional upon sanctions, etc.

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE 1 Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series-II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III

OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV

RSL - Fifth Transferor Company

TABLE 1 Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-.	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2 Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010.
		First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
		Third Party Corporate Guarantee for due repayment of the outstanding assistance	
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1 Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
		If not converted earlier, the debentures shall be redeemed on 31st March 2014.	
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2 Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.

2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.

3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.

4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.

5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.

6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.

7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.

8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.

9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.

10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.

11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	-
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company.	
		Collateral Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	
	Total	**Rs. 6.50 crores**	
2.	**Non-fund based Limits**		
	Letter of Credit	Rs. 1.00 crores	
	Bank Guarantee	Rs. 2.00 crores	
	Total	**Rs. 3.00 crores**	

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting	Rs. 50.00 crores	Rs. 50.00 crores
	(DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)		
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	A. For Fund Based limits	A. For Fund Based limits
		Cash Credit Hypothecation	**Cash Credit Hypothecation**
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future).	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company.
		Bills Purchase / Bills Discounting	Bills Purchase / Bills Discounting
		Nil	Nil
		B. For Non-Fund Based Limits	**B. For Non-Fund Based Limits**
		Letter of Credit	Letter of Credit
		First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.
		Bank Guarantee	Bank Guarantee
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company.
		C. For both Fund and Non-Fund Based Limits	**C. For both Fund and Non-Fund Based Limits**
		Second Charge over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	**Second Charge** over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 269 OF 2006

In the matter of Companies Act, 1956;

- And -

In the matter of Sections 391 to 394 of the Companies Act, 1956;

- And -

In the matter of Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

- And -

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Recron Synthetics Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned equity shareholder(s) of the Applicant Company hereby appoint ______________________ of ______________ and failing him / her ______________________ of ______________ as my/our proxy, to act for me / us at the meeting of the Equity Shareholders of the Applicant Company to be held on Thursday, the 13th day of July, 2006 at 12.00 noon, at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited (the 'Applicant Company') and Silvassa Industries Private Limited (collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name ______________ (here, if for, insert **'for'**; if against, insert **'against'**, and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**, as my/ our proxy may approve.

* *Strike out what is not necessary.*

Dated this __________ day of ______________ 2006

Name: ______________________________

Address: ______________________________

____

Affix 15 Paise Revenue Stamp

(For Demat holding) DP Id. ______________ Client Id. ______________

(For Physical holding) Folio No. ______________

No. of shares held : ______________

Signature of Shareholder(s) : Sole holder / First holder - ______________

Second holder - ______________

Third holder - ______________

Signature of Proxy: - ______________

Cut here

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

ATTENDANCE SLIP

RECRON SYNTHETICS LIMITED

Registered Office : 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP Id*			Folio No.	
Client Id*			No. of Share(s) held	

NAME AND ADDRESS OF THE SHAREHOLDER / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Equity Shareholders of the Company, convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Thursday, the 13th day of July, 2006 at 12.00 noon, at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Equity Shareholder or proxy :______________________

Cut here

Notes :

1. *Applicable for shareholders holding shares in dematerialised form.
2. Shareholder(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Recron Synthetics Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034

Orient Press Ltd.

SILVASSA INDUSTRIES PRIVATE LIMITED

MEETING OF THE UNSECURED CREDITORS

Date : 13th July 2006

Time : 10.20 a.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders

Venue : R&D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS PAGES

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 270 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

NOTICE CONVENING MEETING OF THE UNSECURED CREDITORS OF SILVASSA INDUSTRIES PRIVATE LIMITED

To,

The Unsecured Creditors of Silvassa Industries Private Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Unsecured Creditors of the Applicant Company be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 10.20 a.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited ("Applicant Company") (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Unsecured Creditors of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 10.20 a.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company, when you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by Proxy, provided that a Proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Indubhai F. Sheth, and failing him, Mr. Ramakrishnan Rajaram, and failing him, Mr. R. D. Udeshi to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Dated this 14th day of June, 2006.

Indubhai F. Sheth
Chairman appointed for the meeting

Registered Office:
402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road,
Subhanpura, Vadodara 390 023, Gujarat.

Note: All alterations made in the Form of Proxy should be initialled.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 270 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited; Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Silvassa Industries Private Limited, a company }
incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, }
4th Floor, Gunjan Tower, Off Alembic-Gorwa }
Road, Subhanpura, Vadodara-390 023, Gujarat } ...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (Applicant Company) with Indian Petrochemicals Corporation Limited (the "Scheme"). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 **Silvassa Industries Private Limited**

2.1.1 Silvassa Industries Private Limited (hereinafter referred to as "SIPL" or the "Applicant Company" or the "Sixth Transferor Company") was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Companies Act, 1956 (the "Act") in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Applicant Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Applicant Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.1.2 The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibres, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing, packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibres, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/ synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibres, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.*

2. *To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."*

2.1.3 The Applicant Company is engaged in manufacture and sale of Polyester Products viz. Textured/Twisted Yarn of Polyester.

2.2 **Appollo Fibres Limited**

2.2.1 Appollo Fibres Limited (hereinafter referred to as "AFL" or the "First Transferor Company") was incorporated on 27th day of February 2001 under the provisions of the Act in the State of Punjab and the Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.2.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the First Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the First Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the First Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.2.3 The objects for which the First Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes."

2.3 **Central India Polyesters Limited**

2.3.1 Central India Polyesters Limited (hereinafter referred to as "CIPL" or the "Second Transferor Company") was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Act in the State of Maharashtra and a Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Second Transferor Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.3.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Second Transferor Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Second Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.3.3 The objects for which the Second Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, Viscose Filament Yarn, Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol, Acrylonitrile, P-xylene, Polyester, metalised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.

2. To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."

2.4 **India Polyfibres Limited**

2.4.1 India Polyfibres Limited (hereinafter referred to as "IPL" or the "Third Transferor Company") was incorporated on the 21st day of October 1982 under the provisions of the Act in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.4.2 Pursuant to the Order dated 16th May 2006, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Third Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Third Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.4.3 The objects for which the Third Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.

2. To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate, polybutylene, terephthalate, thermosetting and. thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.

3. To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates, acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.

4. *To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.*

5. *To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.*

6. *To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.*

7. *To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.*

8. *To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives, intermediates and by-products of all or any of the foregoing.*

9. *To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides, medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.*

10. *To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.*

11. *To fix atmospheric nitrogen by the synthetic ammonia or by any other process and to manufacture its derivative compounds and to deal in the same.*

12. *To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open, work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.*

13. *To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding accessories of whatsoever description.*

14. *To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.*

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.5 **Orissa Polyfibres Limited**

2.5.1 Orissa Polyfibres Limited (hereinafter referred to as "OPL" or the "Fourth Transferor Company") was incorporated on the 11th day of December 1998 under the provisions of the Act in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998.

2.5.2 Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Fourth Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Fourth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Fourth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.5.3 The objects for which the Fourth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*

2. *To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions."*

2.6 **Recron Synthetics Limited**

2.6.1 Recron Synthetics Limited (hereinafter referred to as "RSL" or the "Fifth Transferor Company") was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Act in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Fifth Transferor Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.6.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Fifth Transferor Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Fifth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Fifth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.6.3 The objects for which the Fifth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.*

2. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile – Butadiene – Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol – A, Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melanine – Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane, Methyl Alcohol, Mixed – Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol – Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Poly-butadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl – Methacrylate, Polypropylene Fibre Films Resins and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene – Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending, processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."*

2.7 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the "**Transferor Companies**".

2.8 **Indian Petrochemicals Corporation Limited**

2.8.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as "**IPCL**" or the "**Transferee Company**") was incorporated on 22nd March 1969 under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.8.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing :*

(a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.*

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) *Solvents of all types, grades and formulation, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.*

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types."*

2.8.3 The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Transferee Company commenced its business and is presently operating three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol ("MEG") used by polyester industry.

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under :

(a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

7. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the other Transferor Companies and the Board of Directors of the Transferee Company have thought it advantageous and fit that the undertakings and businesses of the Applicant Company and other Transferor Companies be consolidated by way of amalgamation thereof with the Transferee Company.

8. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

9. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act, whereby the whole of the undertakings and businesses of the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

10. The salient features of the Scheme are :

(i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

(ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

(iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

(iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data,

catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the "**Assets**");

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the "**Liabilities**");

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date;

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the Transfer of Undertakings of all the Transferor Companies and envisages that :

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies

and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

(h) With effect from the Appointed Date and up to and including the Effective Date:

(i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

(ii) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be; expenditure or losses (including taxes) of the Transferee Company.

(iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, each of the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of the Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things

made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of the Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred, without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xv) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, costs and charges and expenses in connection with the Scheme shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvi) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xvii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xviii) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise for carrying out the Scheme..

(xix) The Scheme is conditional upon and subject to:

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court.

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xx) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company, the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxi) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.

(xxii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors (including Debenture holders) of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

12. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of the shares of the Applicant Company is fair and reasonable.

13. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

14. The interests of the creditors of the Applicant Company would not be affected by the proposed amalgamation. The Transferee Company has a greater networth and is in a solvent position and would be able to meet its liabilities as and when they arise in the ordinary course of business. No reduction of dues of creditors is required under the Scheme.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the other Transferor Companies and of the Transferee Company on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company, the other Transferor Companies and the Transferee Company will each seek the sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. The pre-merger shareholding pattern of the Applicant Company and their percentage shareholding in the Transferee Company post-merger, is as under:

Sr. No.	Category of Shareholding in Transferor Company	PRE MERGER % Shareholding in Transferor Company	POST MERGER % Shareholding in Transferee Company
1	Promoters (Including PACs)	0.00	0.00
2	Banks	0.00	0.00
3	Mutual Funds	0.00	0.00
4	Insurance Companies	0.00	0.00
5	FIIs	0.00	0.00
6	FIs	0.00	0.00
7	Bodies Corporate	100.00	2.84
8	NRIs/OCBs	0.00	0.00
9	Indian Public	0.00	0.00
10	Others	0.00	0.00

19. Pre and Post-Merger Shareholding Pattern of Transferee Company

Sr. No.	Category of Shareholding in Transferee Company	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

20. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100	-	-	-	-	-	-
G. B. B. Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173	-	-	50	-	100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Guzder	RSL	-	-	-	-	1500	-	-
Vinay V. Kolte	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor Companies.

21. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

22. The Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their respective shareholding, if any, in any of the Transferor Companies or as the case may be, the Transferee Company, or to the extent the said Directors are common directors and/or officers in any of the Transferor Companies or the Transferee Company, or to the extent the said Directors are the partners of firms; the directors/members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

23. The Scheme provides for the restructuring of the Optionally Fully Convertible Secured Debentures of the Applicant Company in the manner provided in the Part III of the Scheme. UTI Bank Limited is the Trustee for the Debenture holders. The said Trustee may be deemed to be concerned and/or interested in the Scheme to the

extent of its shareholding, if any, in any of the Transferor Companies or, as the case may be, the Transferee Company or to the extent the Trustee may be alloted shares in the Transferee Company as a result of the Scheme or to the extent that UTI Bank Limited is Trustee for bonds/debentures issued by any of the Transferor Companies or by the Tranferee Company.

24. The Applicant Company is not a subsidiary of the Transferee Company or any other Transferor Companies and the Transferee Company or any of the Transferor Companies are not subsidiaries of the Applicant Company in any manner whatsoever, as provided in Section 4 of the Act.

25. An Unsecured Creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

26. Bodies Corporate intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before the commencement of the meeting.

27. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 270 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company, the other Transferor Companies and the Transferee Company;

(e) (i) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 of the Applicant Company, the Transferee Company and all the Transferor Companies other than the Fifth Transferor Company;

(ii) Audited Balance Sheet and Profit and Loss Account of the Fifth Transferor Company for the financial year ended 31st December 2004;

(f) Valuation Report dated 24th April 2006 of Pricewaterhouse Coopers Private Limited and SBI Capital Markets Limited; and

(g) Letters received from the Secured Creditors of the Applicant Company approving the Scheme and consenting for dispensing the holding of separate meetings.

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Indubhai F. Sheth
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office:
402/B, 4th Floor, Gunjan Tower
Off Alembic-Gorwa Road
Subhanpura, Vadodara 390 023
Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited
(collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited
(the "Transferee Company")

PREAMBLE

A. Description of Companies

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- AFL or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- CIPL or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- IPL or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- OPL or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- RSL or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- SIPL or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. Rationale for the Scheme of Amalgamation

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. Purpose of the Scheme

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. Parts of the Scheme

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. Definitions

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof (i) for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and (ii) for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. **"SIPL"** or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. **"Undertaking"** in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/ or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

1.18. **"Undertakings"** means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. **Date when the Scheme comes into Operation**

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. **Transfer of Undertakings**

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. **Contracts, deeds, etc.**

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. Legal proceedings

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. Conduct of business

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company. .

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. Employees

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. Saving of concluded transactions

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. Restructuring of Liabilities

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 (**"AFL ZCDs"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule I** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company (**"ZCDs-Series I"**) in the proportion of 1 (one) new ZCD - Series I for every 1 (one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column** D of the **Table** in **Schedule** I attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 (**"CIPL ZCDs- 30th June 2013"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column** C of **Table 1** in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company (**"ZCDs- Series II"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table 1** in **Schedule** II attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03, 929 /- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs- 31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1(one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column D** of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column** C of **Table** 1 in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table I in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column** C of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1(one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column** D of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column** C of **Table** 1 in **Schedule** V attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company (**"10% New OFCDs"**) in the proportion of 1 (one) 10% New OFCD for every 1(one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D** of **Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) (**"SIPL 9% OFCDs"**). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company (**"9% New OFCDs"**) in the proportion of 1 (one) new 9% New OFCD for every 1(one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto..

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the **"New Debentures"**).

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column** D of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column** D of **Table** 1 in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column** D of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. **Issue of Equity Shares**

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the "**Share Exchange Ratio**").

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. General provisions applicable to issue of equity shares

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. **Payment to Preference Shareholders of First Transferor Company**

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. **Accounting treatment**

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. Declaration of dividend

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. Dissolution of Transferor Companies

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. Validity of existing resolutions, etc.

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. Modification of Scheme

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. Filing of Applications

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. Approvals

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. Scheme conditional upon sanctions, etc.

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE 1 Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series - II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III

OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV

RSL - Fifth Transferor Company

TABLE 1 Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2 Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date.
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1 Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2

Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
		If not converted earlier, the debentures shall be redeemed on 31st March 2014.	
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan
		Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.
2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.
3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.
4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.
5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.
6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.
7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.
8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.
9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.
10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.
11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	-
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company.	
		Collateral Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits		-
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	-
	Total	Rs. 6.50 crores	
2.	Non-fund based Limits		-
	Letter of Credit	Rs. 1.00 crores	-
	Bank Guarantee	Rs. 2.00 crores	-
	Total	Rs. 3.00 crores	

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting	Rs. 50.00 crores	Rs. 50.00 crores
	(DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)		
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits**	**A. For Fund Based limits**
		Cash Credit Hypothecation	**Cash Credit Hypothecation**
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future).	First charge on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company.
		Bills Purchase / Bills Discounting	Bills Purchase / Bills Discounting
		Nil	Nil
		B. For Non-Fund Based Limits	**B. For Non-Fund Based Limits**
		Letter of Credit	Letter of Credit
		First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.	First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.
		Bank Guarantee	Bank Guarantee
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future.	First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company.
		C. For both Fund and Non-Fund Based Limits	**C. For both Fund and Non-Fund Based Limits**
		Second Charge over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	Second Charge over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 270 OF 2006

In the matter of Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned unsecured creditor(s) of the Applicant Company hereby appoint ______________________________ of ____________________ and failing him / her ______________________________ of ____________________ as my/our proxy, to act for me / us at the meeting of the Unsecured Creditors of the Applicant Company to be held on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat at 10.20 a.m. or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (the 'Applicant Company') (collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name ____________________ (here, if for, insert 'for'; if against, insert 'against', and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**, as my/ our proxy may approve.

** Strike out what is not necessary.*

Dated this __________ day of ______________ 2006

Name: ______________________________

Address: ______________________________

____

____

Affix 15 Paise Revenue Stamp

Signature of Unsecured Creditor : ______________________________

Signature of Proxy: ______________________________

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

Cut here

ATTENDANCE SLIP

SILVASSA INDUSTRIES PRIVATE LIMITED

Registered Office : 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

NAME AND ADDRESS OF THE UNSECURED CREDITOR / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Unsecured Creditors of the Company convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Thursday, the 13th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Unsecured Creditor or proxy : ____________________

Note :

Unsecured Creditor(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Cut here

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Silvassa Industries Private Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034

SILVASSA INDUSTRIES PRIVATE LIMITED

MEETING OF THE EQUITY SHAREHOLDERS

Date : 13th July 2006

Time : 10.00 a.m.

Venue : R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS — PAGES

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 270 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF SILVASSA INDUSTRIES PRIVATE LIMITED

To,

The Equity Shareholders of Silvassa Industries Private Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 10.00 a.m. for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited ("Applicant Company") (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Thursday, the 13th day of July, 2006 at 10.00 a.m., at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Indubhai F. Sheth, and failing him, Mr. Ramakrishnan Rajaram, and failing him Mr. R. D. Udeshi to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Dated this 14th day of June, 2006.

Indubhai F. Sheth
Chairman appointed for the meeting

Registered Office:

402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road,
Subhanpura, Vadodara 390 023, Gujarat.

Notes: (1) All alterations made in the Form of Proxy should be initialled.

(2) Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the shareholders' meeting.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 270 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Silvassa Industries Private Limited, a company, }
incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, }
4th Floor, Gunjan Tower, Off Alembic-Gorwa }
Road, Subhanpura, Vadodara-390 023, Gujarat } ...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (Applicant Company) with Indian Petrochemicals Corporation Limited (the "Scheme"). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 **Silvassa Industries Private Limited**

2.1.1 Silvassa Industries Private Limited (hereinafter referred to as "SIPL" or the "Applicant Company" or the "Sixth Transferor Company") was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Companies Act, 1956 (the "Act") in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Applicant Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Applicant Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Applicant Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.1.2 The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business, of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibres, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing, packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibres, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/ synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibres, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.*

2. *To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."*

2.1.3 The Applicant Company is engaged in manufacture and sale of Polyester Products viz. Textured/Twisted Yarn of Polyester.

2.2 **Appollo Fibres Limited**

2.2.1 Appollo Fibres Limited (hereinafter referred to as "AFL" or the "First Transferor Company") was incorporated on 27th day of February 2001 under the provisions of the Act in the State of Punjab and the Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.2.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the First Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the First Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the First Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.2.3 The objects for which the First Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes."

2.3 **Central India Polyesters Limited**

2.3.1 Central India Polyesters Limited (hereinafter referred to as **"CIPL"** or the **"Second Transferor Company"**) was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Act in the State of Maharashtra and a Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Second Transferor Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.3.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Second Transferor Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Second Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.3.3 The objects for which the Second Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, Viscose Filament Yarn, Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol, Acrylonitrile, P-xylene, Polyester, metalised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.

2. To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."

2.4 **India Polyfibres Limited**

2.4.1 India Polyfibres Limited (hereinafter referred to as **"IPL"** or the **"Third Transferor Company"**) was incorporated on the 21st day of October 1982 under the provisions of the Act in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.4.2 Pursuant to the Order dated 16th May 2006, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Third Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Third Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.4.3 The objects for which the Third Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.

2. To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate, polybutylene, terephthalate, thermosetting and thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.

3. To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates, acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.

4. *To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.*

5. *To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.*

6. *To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.*

7. *To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.*

8. *To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives, intermediates and by-products of all or any of the foregoing.*

9. *To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides, medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.*

10. *To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.*

11. *To fix atmospheric nitrogen by the synthetic ammonia or by any other process and to manufacture its derivative compounds and to deal in the same.*

12. *To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open, work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.*

13. *To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding accessories of whatsoever description.*

14. *To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.*

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.5 **Orissa Polyfibres Limited**

2.5.1 Orissa Polyfibres Limited (hereinafter referred to as **"OPL"** or the **"Fourth Transferor Company"**) was incorporated on the 11th day of December 1998 under the provisions of the Act in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998.

2.5.2 Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Fourth Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Fourth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Fourth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.5.3 The objects for which the Fourth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*

2. *To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions."*

2.6 **Recron Synthetics Limited**

2.6.1 Recron Synthetics Limited (hereinafter referred to as **"RSL"** or the **"Fifth Transferor Company"**) was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Act in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Fifth Transferor Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.6.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Fifth Transferor Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Fifth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Fifth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat.

2.6.3 The objects for which the Fifth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.*

2. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile – Butadiene – Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol – A, Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melanine – Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane, Methyl Alcohol, Mixed – Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol – Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Poly-butadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl – Methacrylate, Polypropylene Fibre Films Resins and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene – Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending, processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."*

2.7 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the "**Transferor Companies**".

2.8 **Indian Petrochemicals Corporation Limited**

2.8.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as "**IPCL**" or the "**Transferee Company**") was incorporated on 22nd March 1969 under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.8.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder :

"1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing :*

(a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.*

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) *Solvents of all types, grades and formulation, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.*

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types."*

2.8.3 The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Transferee Company commenced its business and is presently operating three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol ("MEG") used by polyester industry.

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under :

(a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

7. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the other Transferor Companies and the Board of Directors of the Transferee Company have thought it advantageous and fit that the undertakings and businesses of the Applicant Company and other Transferor Companies be consolidated by way of amalgamation thereof with the Transferee Company.

8. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

9. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act, whereby the whole of the undertakings and businesses of the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

10. The salient features of the Scheme are :

(i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

(ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

(iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

(iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease-rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data,

catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the "Assets");

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the "Liabilities");

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date;

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the Transfer of Undertakings of all the Transferor Companies and envisages that :

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies

and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

(h) With effect from the Appointed Date and up to and including the Effective Date:

(i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

(ii) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, each of the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of the Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things

made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of the Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred, without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xv) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, costs and charges and expenses in connection with the Scheme shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvi) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xvii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xviii) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise for carrying out the Scheme.

(xix) The Scheme is conditional upon and subject to:

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court.

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xx) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company, the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxi) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.

(xxii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors (including Debenture holders) of the Applicant Company and the Transferee Company will not be prejudicially affected by the Scheme.

12. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of the shares of the Applicant Company is fair and reasonable.

13. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

14. The interests of the creditors of the Applicant Company would not be affected by the proposed amalgamation. The Transferee Company has a greater networth and is in a solvent position and would be able to meet its liabilities as and when they arise in the ordinary course of business. No reduction of dues of creditors is required under the Scheme.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the other Transferor Companies and of the Transferee Company on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company, the other Transferor Companies and the Transferee Company will each seek the sanction of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. The pre-merger shareholding pattern of the Applicant Company and their percentage shareholding in the Transferee Company post-merger, is as under:

		PRE MERGER	POST MERGER
Sr. No.	Category of Shareholding in Transferor Company	% Shareholding in Transferor Company	% Shareholding in Transferee Company
1	Promoters (Including PACs)	0.00	0.00
2	Banks	0.00	0.00
3	Mutual Funds	0.00	0.00
4	Insurance Companies	0.00	0.00
5	FIIs	0.00	0.00
6	FIs	0.00	0.00
7	Bodies Corporate	100.00	2.84
8	NRIs/OCBs	0.00	0.00
9	Indian Public	0.00	0.00
10	Others	0.00	0.00

19. Pre and Post-Merger Shareholding Pattern of Transferee Company

Sr. No.	Category of Shareholding in Transferee Company	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

20. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100	-	-	-	-	-	-
G. B. B. Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173	-	-	50	-	100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Gunder	RSL	-	-	-	-	1500	-	-
Vinay V. Kolte	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor Companies.

21. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

22. The Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their respective shareholding, if any, in any of the Transferor Companies or as the case may be, the Transferee Company, or to the extent the said Directors are common directors and/or officers in any of the Transferor Companies or the Transferee Company, or to the extent the said Directors are the partners of firms; the directors/members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

23. The Scheme provides for the restructuring of the Optionally Fully Convertible Secured Debentures of the Applicant Company in the manner provided in the Part III of the Scheme. UTI Bank Limited is the Trustee for the Debenture holders. The said Trustee may be deemed to be concerned and/or interested in the Scheme to the

extent of its shareholding, if any, in any of the Transferor Companies or, as the case may be, the Transferee Company or to the extent the Trustee may be alloted shares in the Transferee Company as a result of the Scheme or to the extent that UTI Bank Limited is Trustee for bonds/debentures issued by any of the Transferor Companies or by the Tranferee Company.

24. The Applicant Company is not a subsidiary of the Transferee Company or any other Transferor Companies and the Transferee Company or any of the Transferor Companies are not subsidiaries of the Applicant Company in any manner whatsoever, as provided in Section 4 of the Act.

25. An Equity Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not be a member of the Company. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

26. Corporate Members intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the meeting.

27. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 270 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company, the other Transferor Companies and the Transferee Company;

(e) (i) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 of the Applicant Company, the Transferee Company and all the Transferor Companies other than the Fifth Transferor Company;

(ii) Audited Balance Sheet and Profit and Loss Account of the Fifth Transferor Company for the financial year ended 31st December 2004;

(f) Valuation Report dated 24th April 2006 of Pricewaterhouse Coopers Private Limited and SBI Capital Markets Limited; and

(g) Letters received from the Secured Creditors of the Applicant Company approving the Scheme and consenting for dispensing the holding of separate meetings.

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Indubhai F. Sheth
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office:

402/B, 4th Floor, Gunjan Tower
Off Alembic-Gorwa Road
Subhanpura, Vadodara 390 023
Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited (collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited (the "Transferee Company")

PREAMBLE

A. Description of Companies

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- **AFL** or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- **CIPL** or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- **IPL** or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- **OPL** or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- **RSL** or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai; Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- **SIPL** or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. Rationale for the Scheme of Amalgamation

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. Purpose of the Scheme

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. Parts of the Scheme

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. Definitions

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof **(i)** for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and **(ii)** for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. **"SIPL"** or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. **"Undertaking"** in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

1.18. **"Undertakings"** means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. **Date when the Scheme comes into Operation**

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. **Transfer of Undertakings**

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. **Contracts, deeds, etc.**

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. Legal proceedings

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. Conduct of business

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights' basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. Employees

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. **Saving of concluded transactions**

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. **Restructuring of Liabilities**

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 (**"AFL ZCDs"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule I** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company (**"ZCDs-Series I"**) in the proportion of 1 (one) new ZCD - Series I for every 1 (one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column D** of the **Table** in **Schedule I** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 (**"CIPL ZCDs- 30th June 2013"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column C** of **Table 1** in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company (**"ZCDs- Series II"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table 1** in **Schedule II** attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03, 929 /- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs- 31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 OPL (Fourth Transferor Company) -

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table in Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1(one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column D** of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column C** of **Table 1** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column C** of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1(one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column D** of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column C** of **Table 1** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company (**"10% New OFCDs"**) in the proportion of 1 (one) 10% New OFCD for every 1(one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D** of **Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) (**"SIPL 9% OFCDs"**). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company (**"9% New OFCDs"**) in the proportion of 1 (one) new 9% New OFCD for every 1(one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the **"New Debentures"**).

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column** D of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. **Issue of Equity Shares**

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the "**Share Exchange Ratio**").

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. General provisions applicable to issue of equity shares

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. **Payment to Preference Shareholders of First Transferor Company**

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. **Accounting treatment**

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. **Declaration of dividend**

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. **Dissolution of Transferor Companies**

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. **Validity of existing resolutions, etc.**

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. **Modification of Scheme**

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. **Filing of Applications**

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. **Approvals**

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. **Scheme conditional upon sanctions, etc.**

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE 1 Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series-II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III

OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV

RSL - Fifth Transferor Company

TABLE 1 Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2

Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1

Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2

Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs .

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
		If not converted earlier, the debentures shall be redeemed on 31st March 2014.	
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan
		Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.
2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.
3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.
4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.
5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.
6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.
7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.
8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.
9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.
10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.
11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	-
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated. **Collateral** Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company. **Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits		
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	
	Total	Rs. 6.50 crores	
2.	Non-fund based Limits		
	Letter of Credit	Rs. 1.00 crores	
	Bank Guarantee	Rs. 2.00 crores	
	Total	Rs. 3.00 crores	

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting (DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)	Rs. 50.00 crores	Rs. 50.00 crores
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits** **Cash Credit Hypothecation** **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future). Bills Purchase / Bills Discounting Nil **B. For Non-Fund Based Limits** Letter of Credit **First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC. Bank Guarantee **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future. **C. For both Fund and Non-Fund Based Limits** **Second Charge** over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	**A. For Fund Based limits** **Cash Credit Hypothecation** **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company. Bills Purchase / Bills Discounting Nil **B. For Non-Fund Based Limits** Letter of Credit **First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC. Bank Guarantee **First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company. **C. For both Fund and Non-Fund Based Limits** **Second Charge** over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 270 OF 2006

In the matter of Companies Act, 1956;

- And -

In the matter of Sections 391 to 394 of the Companies Act, 1956;

- And -

In the matter of Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

- And -

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956 }
and having its registered office at 402/B, 4th Floor, Gunjan Tower, }
Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned equity shareholder(s) of the Applicant Company hereby appoint ______________________ of ______________ and failing him / her ______________________ of ______________ as my/our proxy, to act for me / us at the meeting of the Equity Shareholders of the Applicant Company to be held on Thursday, the 13th day of July, 2006 at 10.00 a.m., at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (the 'Applicant Company')(collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name ______________ (here, if for, insert 'for'; if against, insert 'against', and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**, as my/ our proxy may approve.

** Strike out what is not necessary.*

Affix 15 Paise Revenue Stamp

Dated this __________ day of ______________ 2006

Name: ______________________________

Address: ______________________________

____

(For Demat holding) DP Id. ______________________ Client Id. ______________

(For Physical holding) Folio No. ______________________

No. of shares held : ______________________

Signature of Shareholder(s) : Sole holder / First holder - ______________________

Second holder - ______________________

Third holder - ______________________

Signature of Proxy: - ______________________

Cut here

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

ATTENDANCE SLIP

SILVASSA INDUSTRIES PRIVATE LIMITED

Registered Office: 402/B, 4th Floor, Gunjan Tower, Off Alembic–Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP Id*			Folio No.	
Client Id*			No. of Share(s) held	

NAME AND ADDRESS OF THE SHAREHOLDER / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Equity Shareholders of the Company, convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Thursday, the 13th day of July, 2006 at 10.00 a.m., at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Equity Shareholder or proxy : ____________________

Notes :

1. *Applicable for shareholders holding shares in dematerialised form.
2. Shareholder(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Cut here

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Silvassa Industries Private Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034

Orient

INDIAN PETROCHEMICALS CORPORATION LIMITED

MEETING OF THE EQUITY SHAREHOLDERS

Date : 14th July, 2006

Time : 11.00 a.m.

Venue : R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS PAGES

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 275 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa-Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat } .... Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF INDIAN PETROCHEMICALS CORPORATION LIMITED

To,

The Equity Shareholders of Indian Petrochemicals Corporation Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Friday, the 14th day of July, 2006 at 11.00 a.m. for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited ("Applicant Company" or the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Friday, the 14th day of July, 2006 at 11.00 a.m., at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Justice S. D. Dave (Retd.), and failing him, Mr. Justice J. P. Desai (Retd.) to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Dated this 14th day of June, 2006.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Registered Office:

P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Notes: (1) All alterations made in the Form of Proxy should be initialled.

(2) Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the shareholders' meeting.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 275 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Indian Petrochemicals Corporation Limited,	}
a company incorporated under the	}
Companies Act, 1956 and having its	}
registered office at P. O. Petrochemicals,	}
Dist. Vadodara 391 346, Gujarat	} ...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (Applicant Company) (the "**Scheme**"). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 **Indian Petrochemicals Corporation Limited**

2.1.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as "**IPCL**" or the "**Applicant Company**" or the "**Transferee Company**") was incorporated on 22nd March 1969 under the provisions of the Companies Act, 1956 (the "**Act**") in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.1.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"*1. To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing:*

(a) All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.

(b) Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.

(c) All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.

(d) Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.

(e) Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.

(f) Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.

(g) Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.

(h) Solvents of all types, grades and formulations, essences, flavours perfumery materials, surface coatings and lacquers.

(i) Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.

(j) Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.

(k) Refrigerants of all types."

2.1.3 The Applicant Company's equity shares are listed on The Bombay Stock Exchange Limited and the National Stock Exchange of India Limited, the GDRs are listed on Luxembourg Stock Exchange and traded on the PORTAL[sm] Market of the United States National Association of Securities Dealers Inc. and Non-Convertible Debentures are listed on the Wholesale Debt Market segment of National Stock Exchange of India Limited.

2.1.4 The Applicant Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Applicant Company commenced its business and is presently operating three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based

cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Applicant Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol ("**MEG**") used by polyester industry.

2.2 **Appollo Fibres Limited**

2.2.1 Appollo Fibres Limited (hereinafter referred to as "**AFL**" or the "**First Transferor Company**") was incorporated on 27th day of February 2001 under the provisions of the Act in the State of Punjab and the Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.2.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the First Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the First Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the First Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara – 390 023, Gujarat.

2.2.3 The objects for which the First Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes."

2.3 **Central India Polyesters Limited**

2.3.1 Central India Polyesters Limited (hereinafter referred to as "**CIPL**" or the "**Second Transferor Company**") was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Act in the State of Maharashtra and a Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Second Transferor Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.3.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Second Transferor Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Second Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.3.3 The objects for which the Second Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, iscose Filament Yarn, Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol, Acrylonitrile, P-xylene, Polyester, metallised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.*

2. *To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."*

2.4 **India Polyfibres Limited**

2.4.1 India Polyfibres Limited (hereinafter referred to as "**IPL**" or the "**Third Transferor Company**") was incorporated on the 21st day of October 1982 under the provisions of the Act in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.4.2 Pursuant to the Order dated 16th May 2006, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Third Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Third Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.4.3 The objects for which the Third Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals,*

fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.

2. To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate, polybutylene, terephthalate, thermosetting and thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.

3. To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates; acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.

4. To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.

5. To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.

6. To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.

7. To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.

8. To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives; intermediates and by-products of all or any of the foregoing.

9. To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides, medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.

10. To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.

11. To fix atmospheric nitrogen by the synthetic amonia or by any other process and to manufacture its derivative compounds and to deal in the same.

12. To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open, work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.

13. To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding accessories of whatsoever description.

14. To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.5 **Orissa Polyfibres Limited**

2.5.1 Orissa Polyfibres Limited (hereinafter referred to as "**OPL**" or the "**Fourth Transferor Company**") was incorporated on the 11th day of December 1998 under the provisions of the Act in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998.

2.5.2 Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Fourth Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Fourth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Fourth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.5.3 The objects for which the Fourth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*

2. *To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions."*

2.6 **Recron Synthetics Limited**

2.6.1 Recron Synthetics Limited (hereinafter referred to as **"RSL"** or the **"Fifth Transferor Company"**) was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Act in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Fifth Transferor Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.6.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Fifth Transferor Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Fifth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Fifth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.6.3 The objects for which the Fifth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.*

2. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile – Butadiene – Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol – A; Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melamine – Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane, Methyl Alcohol, Mixed – Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol – Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Poly-butadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl – Methacrylate, Polypropylene Fibre Films Resins and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene – Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending, processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."*

2.7 **Silvassa Industries Private Limited**

2.7.1 Silvassa Industries Private Limited (hereinafter referred to as **"SIPL"** or the **"Sixth Transferor Company"**) was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Sixth Transferor Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Sixth Transferor Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Sixth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.7.2 The objects for which the Sixth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibers, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing,*

packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibers, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/ synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibers, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials, and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.

2. *To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."*

2.8 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the "**Transferor Companies**".

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and of the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business.

7. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under:

(a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

(b) Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products directly rather than export or supply of MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

8. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the Transferor Companies have thought it advantageous and fit that the undertakings and businesses of the Transferor Companies be consolidated by way of amalgamation thereof with the Applicant Company.

9. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

10. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act, whereby the whole of the undertakings and businesses of all the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

11. The salient features of the Scheme are:

(i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

(ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

(iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the Statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

(iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities,

allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date.

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the transfer of Undertakings of all the Transferor Companies and envisages that:

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as

to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

(h) With effect from the Appointed Date and up to and including the Effective Date:

(i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

(ii) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, each of the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of the Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor

Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of the secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of the Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) In terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed pay to the holders of 2,500 Non-Cumulative, Non-Convertible, Redeemable Preference Shares of the First Transferor Company of Rs.10/- each aggregating to Rs.25,000, the sum of Rs.10/- (Rupees ten only) per preference share held by them in the First Transferor Company and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

(xv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xvi) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in the "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, and costs and charges and expenses in connection with the Scheme, shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvii) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xviii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xix) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise in carrying out the Scheme.

(xx) The Scheme is conditional upon and subject to :

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court;

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xxi) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company,

the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxii) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.

(xxiii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

12. The rights and interests of the members and the creditors (including debenture holders) of the Applicant Company and the Transferor Companies will not be prejudicially affected by the Scheme.

13. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of the shares of each of the Transferor Companies is fair and reasonable.

14. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the Transferor Companies on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company and the Transferor Companies will each seek the sanction of Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. (a) The Capital Structure of the Applicant Company pre and post amalgamation is/will be as under:

		(Rs. in Crore)
	Pre Amalgamation	Post Amalgamation
Authorised Capital		
Equity Shares	400.00	400.00
Non Convertible Redeemable Preference Shares	400.00	400.00
Issued Capital	250.53	289.65
Subscribed and Paid up Capital	249.06*	288.18*

* includes Rs. 0.83 crore paid up on forfeited equity shares

18. (b) The pre-merger and post-merger shareholding pattern of the Applicant Company is/will be as under:

Sr. No.	Category of Shareholding in Transferee Company	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

19. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100	-	-	-	-	-	-
G. B. B. Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173	-	-	50	-	100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Guzder	RSL	-	-	-	-	1500	-	-
Vinay V. Kolte	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor Companies.

20. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

21. None of the Directors of the Applicant Company are Directors of any of the Transferor Companies nor are any of the Directors of the Applicant Company shareholders of any of the Transferor Companies or of the Transferee Company. However, Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent the said Directors are the partners of firms; the directors/members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or the Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

22. The Scheme provides for the restructuring of the Zero Coupon Secured Redeemable Non-Convertible Bonds/Debentures of AFL, CIPL, OPL and RSL as also the Optionally Fully Convertible Debentures of SIPL, in the manner provided in Part III of the Scheme. UTI Bank Limited is the Trustee for the Bond/Debenture

holders of AFL, CIPL, RSL, OPL, SIPL and IPCL. Industrial Development Bank of India Limited is the Trustee for the Debenture holders of CIPL. The said Trustees may be deemed to be concerned and/or interested in the Scheme to the extent of its shareholding, if any, in any of the Transferor Companies or, as the case may be, the Transferee Company or to the extent the Trustees may be allotted shares in the Transferee Company as a result of the Scheme or to the extent that UTI Bank Limited/Industrial Development Bank of India Limited are trustees for debentures/bonds issued by any of the Transferor Companies or by the Transferee Company.

23. The Applicant Company is not a subsidiary of any of the Transferor Companies and none of the Transferor Companies are subsidiaries of the Applicant Company in any manner whatsoever, as provided in Section 4 of the Act.

24. An Equity Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not be a member of the Company. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

25. Corporate Members intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the meeting.

26. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 275 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company and the Transferor Companies;

(e) (i) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 for the Applicant Company and all the Transferor Companies other than the Fifth Transferor Company;

(ii) Audited Balance Sheet and Profit and Loss Account of the Fifth Transferor Company for the financial year ended 31st December 2004;

(f) Valuation Report dated 24th April 2006 of PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited; and

(g) No Objection letters for the Scheme received from the Stock Exchanges.

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office: -
P. O. Petrochemicals
Dist. Vadodara 391 346, Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited
(collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited
(the "Transferee Company")

PREAMBLE

A. Description of Companies

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- **AFL** or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- **CIPL** or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- **IPL** or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- **OPL** or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- **RSL** or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- **SIPL** or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. Rationale for the Scheme of Amalgamation

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. Purpose of the Scheme

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. Parts of the Scheme

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. Definitions

1.1. **"Act"** means the Companies Act, 1956, and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof **(i)** for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and **(ii)** for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. **"SIPL"** or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. **"Undertaking"** in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

1.18. **"Undertakings"** means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. **Date when the Scheme comes into Operation**

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. **Transfer of Undertakings**

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. **Contracts, deeds, etc.**

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. **Legal proceedings**

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. **Conduct of business**

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. **Employees**

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. **Saving of concluded transactions**

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. **Restructuring of Liabilities**

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 (**"AFL ZCDs"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule** I attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company (**"ZCDs-Series I"**) in the proportion of 1 (one) new ZCD - Series I for every 1 (one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column** D of the **Table** in **Schedule I** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 (**"CIPL ZCDs- 30th June 2013"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column** C of **Table 1** in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company (**"ZCDs- Series II"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table 1** in **Schedule II** attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03, 929 /- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs-31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1(one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column D** of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column C** of **Table 1** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table I in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column C** of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1(one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column D** of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column C** of **Table 1** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company (**"10% New OFCDs"**) in the proportion of 1 (one) 10% New OFCD for every 1(one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D** of **Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) (**"SIPL 9% OFCDs"**). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company (**"9% New OFCDs"**) in the proportion of 1 (one) new 9% New OFCD for every 1(one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the **"New Debentures"**).

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column D** of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. **Issue of Equity Shares**

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the **"Share Exchange Ratio"**).

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. General provisions applicable to issue of equity shares

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. Payment to Preference Shareholders of First Transferor Company

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. Accounting treatment

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. **Declaration of dividend**

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. **Dissolution of Transferor Companies**

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. **Validity of existing resolutions, etc.**

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. **Modification of Scheme**

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. **Filing of Applications**

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. **Approvals**

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. **Scheme conditional upon sanctions, etc.**

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE 1 Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series - II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III

OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV

RSL - Fifth Transferor Company

TABLE 1 Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1:33 times during the currency of the ZCDs Series - V

TABLE 2 Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1 Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2 Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.

2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.

3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.

4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.

5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.

6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.

7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.

8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.

9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.

10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.

11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	-
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated. **Collateral** Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company. **Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	
	Total	**Rs. 6.50 crores**	
2.	**Non-fund based Limits**		
	Letter of Credit	Rs. 1.00 crores	
	Bank Guarantee	Rs. 2.00 crores	
	Total	**Rs. 3.00 crores**	

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting	Rs. 50.00 crores	Rs. 50.00 crores
	(DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)		
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits**	**A. For Fund Based limits**
		Cash Credit Hypothecation	**Cash Credit Hypothecation**
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future).	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company.
		Bills Purchase / Bills Discounting	Bills Purchase / Bills Discounting
		Nil	Nil
		B. For Non-Fund Based Limits	**B. For Non-Fund Based Limits**
		Letter of Credit	Letter of Credit
		First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.
		Bank Guarantee	Bank Guarantee
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company.
		C. For both Fund and Non-Fund Based Limits	**C. For both Fund and Non-Fund Based Limits**
		Second Charge over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	**Second Charge** over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 275 OF 2006

In the matter of Companies Act, 1956;

- And -

In the matter of Sections 391 to 394 of the Companies Act, 1956;

- And -

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956, and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

- And -

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Indian Petrochemicals Corporation Limited, a company incorporated under the }
Companies Act, 1956 and having its registered office at P. O. Petrochemicals, }
Dist. Vadodara 391 346, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned equity shareholder(s) of the Applicant Company hereby appoint ____________________ of ____________ and failing him / her ____________________ of ____________ as my/our proxy, to act for me / us at the meeting of the Equity Shareholders of the Applicant Company to be held on Friday, the 14th day of July, 2006 at 11.00 a.m., at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Applicant Company' or the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/us/ and in my/ our name ____________ (here, if for, insert '**for**'; if against, insert '**against**', and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**, as my/ our proxy may approve.

** Strike out what is not necessary.*

Affix 15 Paise Revenue Stamp

Dated this ____________ day of ____________ 2006

Name: ____________________

Address: ____________________

____

(For Demat holding) DP Id. ____________ Client Id. ____________

(For Physical holding) Folio No. ____________

No. of shares held : ____________

Signature of Shareholder(s) : Sole holder / First holder - ____________

Second holder - ____________

Third holder - ____________

Signature of Proxy: - ____________

Cut here

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

ATTENDANCE SLIP

INDIAN PETROCHEMICALS CORPORATION LIMITED

Registered Office : P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP Id*	
Client Id*	

Folio No.	
No. of Share(s) held	

NAME AND ADDRESS OF THE SHAREHOLDER / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Equity shareholders of the Company convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Friday, the 14th day of July, 2006 at 11.00 a.m., at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Equity Shareholder or proxy : ____________________

Cut here

Notes :

1. *Applicable for shareholders holding shares in dematerialised form.
2. Shareholder(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:

Karvy Computershare Private Limited

(Unit: Indian Petrochemicals Corporation Limited)

Karvy House, 46, Avenue 4, Street No. 1,

Banjara Hills, Hyderabad - 500 034

INDIAN PETROCHEMICALS CORPORATION LIMITED

MEETING OF THE UNSECURED CREDITORS

Date : 14th July 2006

Time : 12.30 p.m. or so soon thereafter after the conclusion of the meeting of the Secured Creditors (including Debenture holders)

Venue : R&D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

CONTENTS

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 275 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat } .... Applicant Company

NOTICE CONVENING MEETING OF THE UNSECURED CREDITORS OF INDIAN PETROCHEMICALS CORPORATION LIMITED

To,

The Unsecured Creditors of Indian Petrochemicals Corporation Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 13th day of June, 2006, in the above Company Application, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that a meeting of the Unsecured Creditors of the Applicant Company be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Friday, the 14th day of July, 2006 at 12.30 p.m. or so soon thereafter after the conclusion of the meeting of the Secured Creditors (including Debenture holders) of the Applicant Company for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited ("Applicant Company" or the "Transferee Company").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Unsecured Creditors of the Applicant Company will be convened and held at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, on Friday, the 14th day of July, 2006 at 12.30 p.m. or so soon thereafter after the conclusion of the meeting of the Secured Creditors (including Debenture holders) of the Applicant Company, when you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by Proxy, provided that a Proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat, not later than 48 hours before the said meeting.

The Court has appointed Mr. Justice S. D. Dave (Retd.), and failing him, Mr. Justice J. P. Desai (Retd.) to be the Chairman of the said meeting.

The Statement under Section 393 of the Companies Act, 1956 alongwith a copy of the proposed Scheme of Amalgamation and a Form of Proxy is enclosed.

Dated this 14th day of June, 2006.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Registered Office:

P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Note: All alterations made in the Form of Proxy should be initialled.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 275 OF 2006

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

Indian Petrochemicals Corporation Limited, }
a company incorporated under the }
Companies Act, 1956 and having its }
registered office at P. O. Petrochemicals, }
Dist. Vadodara 391 346, Gujarat } ...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 13th June 2006, passed by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad, in the Company Application referred to above, meetings of the Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited (Applicant Company) (the "**Scheme**"). A copy of the Scheme is attached to this Statement.

2. **Background of the Companies**

2.1 **Indian Petrochemicals Corporation Limited**

2.1.1 Indian Petrochemicals Corporation Limited (hereinafter referred to as "**IPCL**" or the "**Applicant Company**" or the "**Transferee Company**") was incorporated on 22nd March 1969 under the provisions of the Companies Act, 1956 (the "**Act**") in the State of Gujarat and the Registrar of Companies, Gujarat issued Certificate of Incorporation dated 22nd March 1969. The Registered Office of the Transferee Company is situated in the State of Gujarat at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

2.1.2 The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"*1. To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing:*

(a) All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.

(b) Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.

(c) All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.

(d) Polymers, elastomers and resins of all types, grades and copolymer formulations and in all forms such as powder, flakes, granules, films, sheets, tubes, pipes, fibres, laminates or as processed goods and including specifically polyethylene, polypropylene, polystyrene, polyvinyl chloride, polyvinyl acetate, poly methyl methacrylate, epoxy resins, alkyd resins, melamine, polycarbonates, polyamides, polyacrylonitrile, polyesters such as polyethylene-terephthalate and polyethylene-isophthalate.

(e) Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.

(f) Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically poly-butadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminates articles.

(g) Synthetic fibres and fibre intermediates, of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.

(h) Solvents of all types, grades and formulations, essences, flavours perfumery materials, surface coatings and lacquers.

(i) Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.

(j) Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.

(k) Refrigerants of all types.",

2.1.3 The Applicant Company's equity shares are listed on The Bombay Stock Exchange Limited and the National Stock Exchange of India Limited, the GDRs are listed on Luxembourg Stock Exchange and traded on the PORTAL℠ Market of the United States National Association of Securities Dealers Inc. and Non-Convertible Debentures are listed on the Wholesale Debt Market segment of National Stock Exchange of India Limited.

2.1.4 The Applicant Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. After its incorporation the Applicant Company commenced its business and is presently operating three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based

cracker complex at Nagothane and a gas based cracker complex at Gandhar. As a part of its business, the Applicant Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol ("MEG") used by polyester industry.

2.2 **Appollo Fibres Limited**

2.2.1 Appollo Fibres Limited (hereinafter referred to as "**AFL**" or the "**First Transferor Company**") was incorporated on 27th day of February 2001 under the provisions of the Act in the State of Punjab and the Registrar of Companies, Punjab, H.P. and Chandigarh at Jalandhar issued a Certificate of Incorporation dated 27th February 2001.

2.2.2 Pursuant to the Order dated 14th June 2004, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the First Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 30th August 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the First Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the First Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara – 390 023, Gujarat.

2.2.3 The objects for which the First Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"To carry on business as manufacturers of and dealers in all types of synthetic fibres, man-made intermediates of all types, grades and formulations including specifically polypropylene, nylon, rayon, natural and synthetic textiles and textile materials of all kinds and for all purposes."

2.3 **Central India Polyesters Limited**

2.3.1 Central India Polyesters Limited (hereinafter referred to as "**CIPL**" or the "**Second Transferor Company**") was incorporated on the 28th day of May 1986 under the name of "DCL Polyesters Limited" under the provisions of the Act in the State of Maharashtra and a Certificate of Incorporation dated 28th May 1986, was issued by the Registrar of Companies, Maharashtra. The name of the Second Transferor Company was changed to its present name i.e. "Central India Polyesters Limited" with effect from 25th February 2002 and the Registrar of Companies, Andhra Pradesh at Hyderabad, issued a fresh Certificate of Incorporation Consequent on Change of Name dated 25th February 2002.

2.3.2 Pursuant to the Order dated 20th May 1998 of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Andhra Pradesh and the Registrar of Companies, Andhra Pradesh at Hyderabad issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 17th June 1998. Pursuant to Order dated 13th May 2004, of the Company Law Board, Southern Region Bench, Chennai, the Registered Office of the Second Transferor Company was once again shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 10th June 2004. Pursuant to Order dated 17th May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Second Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 26th May 2006. The Registered Office of the Second Transferor Company, is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.3.3 The objects for which the Second Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business, in India or abroad, as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, spinners, weavers, dyers, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers and dealers in all kinds of man-made and synthetic fibres, including Polyester, Polyester Filament Yarn, Polyester Staple Fibre, Nylon Staple Fibre, Nylon Filament Yarn, Acrylic fibre, Rayon Grade wood pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Vinyl Acetate, Polypropylene Filament Yarn, Blended Fibres, iscose Filament Yarn, Modal Fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types, and grades and copolymer formulation and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, pipes, fittings, granules, laminates, co-extrudates or as processed goods and including specially polyester chips D.M.T., P.T.A., Mono-Ethylene glycol, Acrylonitrile, P-xylene, Polyester, metallised films, filament yarns, Polyethylene, Polypropylene, Poly-Styrene, Poly-Vinylchloride, Polyvinyl Acetate, Vinyl Acetate, Polymethyl Metacrylate, epoxy resins, alkyd resins, melamine resins, Polycarbonates, Polyamides, acrylics, modacrylics, polyesters such as Polyethylene Terephthalate and Polyethylene Isophthalate, Polybutene Terephthalate, Thermosetting and thermoplastic materials and compounding agents and additives thereof.*

2. *To carry on the business as manufacturers, importers, exporters, stockists, distributors, traders, dealers, wholesalers, consignment agents, retailers, spinners, weavers, dyers of all kinds of yarn or yarns for textiles, man-made fibres, including Synthetic fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediaries, acrylics, modacrylics or monoacrylics, non-woven, vinyls, polyolefins, fluorocarbons, glass fibres, cellulosic fibres and films, rayon and acetate, viscose, staple fibres, plasticizers, tyrecord (polyester, nylon, rayon) stabilizers and finishing and dyeing of textile materials."*

2.4 **India Polyfibres Limited**

2.4.1 India Polyfibres Limited (hereinafter referred to as "**IPL**" or the "**Third Transferor Company**") was incorporated on the 21st day of October 1982 under the provisions of the Act in the State of Uttar Pradesh and a Certificate of Incorporation dated 21st October 1982 was issued by the Registrar of Companies, U.P. at Kanpur.

2.4.2 Pursuant to the Order dated 16th May 2006, of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Third Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Third Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.4.3 The objects for which the Third Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business as manufacturers of and dealers in all types of organic heavy and inorganic heavy chemicals,*

fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.

2. *To carry on industrial and business activities in India or abroad as promoters, producers, manufacturers, buyers, sellers, finishers, exchangers, converters, developers, processors, twisters, importers, exporters, traders, distributors, stockists, retailers, merchants, makers, agents, suppliers, concessionaires and dealers in plastic including P.V.C., polyesters, polymers, monomers, elastomers, and resins of all types and grades and co-polymer formulation and in all forms (raw or finished or processed or otherwise) such as films, fibres, powder, products, flakes, sheets, pipes, fittings, granules, laminates or co-extrudates or as processed goods and including specifically polyester Chips, D.M.T., P.T.A., polyester metalised films, Artificial Zari, Goods, Laces, Kalabatoos, filaments metallic yarn, polyethylene, polypropylene, polyestyrene, polyvinylchloride, polyvinylacetate, polymenthyl methacrylate, epoxy resins, allkyd resins, melamine, resins, polycarbonates, polyamides, acrylics polyesters such as polyethyleneterephthalate and polyethylene isophthalate, polybutylene, terephthalate, thermosetting and thermoplastic materials and compounding agents and additives therefor or any other or new susbstance being improvements upon, modifications, of or being derived from additions to petrochemicals or other products or resulting from any processes.*

3. *To carry on the business as manufacturers, formulators Processors, Producers, growers, formentators, distillers, refiners, makers, importers, exporters, distributors, and concessionaires, of and dealers in Yarn or Yarn for textile, synthetic fibres, man made fibres, natural and synthetic textiles and textile materials, polyfibres and films, polyamide or nylon fibres, nylon intermediates, acrylics and monoacrylics, vinyl and vinylidiness, spandex, polyolefins, fluorocarbons, glass fibres, cellelosic fibres and films, rayon and acetate, viscose, cellylose acetate, staple fibres, plasticizers, stabilizers and finishing and dyeing of textile, bitumen, Indian rubber, gutta percha or any other waterproofing material any where in India or abroad.*

4. *To carry on business as manufacturers of and dealers in all types of dyestuffs, pigments, and dyeing auxiliaries of any nature and kind whatsoever.*

5. *To carry on business as manufacturers of and dealers in all types of thermosetting and thermoplastic plastics and compounding agents and additives therefor.*

6. *To carry on business as manufacturers of and dealers in, importers and exporters of chemicals, synthetic fibres, man-made fibres, natural and synthetic, textiles and textile materials, filaments, pigments, dyestuffs and dyeing auxiliaries, drugs, essences, cordials, acids, alkalis, tanins, pharmaceutical, sizing, medicinal, chemical, petrochemical; industrial and other preparations and articles of any kind whatsoever, waxes, natural and synthetic, industrial solvents and pasting agents and special chemical substances, cements, oils, paints, pigments and varnishes, organic or mineral intermediates, paints, and colour grinders.*

7. *To carry on business as manufacturers of and dealers in coal-tar, carbon black of all kinds, petroleum, natural and synthetic coal gas, refinery gas, fibres and films and all kinds of organic chemical products.*

8. *To carry on business as manufacturers of and dealers in compounds, adhesives, fillers, derivatives, intermediates and by-products of all or any of the foregoing.*

9. *To carry on the business of manufacturers, producers, fats, fertilisers, manures, dips, sprays, varmifuges, fungicides, medicines and remedies and preservatives of all kinds for agricultural and other trees and fruit growing, gardening horticultural and for other purposes, or as disinfectants or preventives remedies for humans or animals and whether produced from vegetable, mineral, gaseous, animal or any other matters or substances by any process, whether chemical, synthetic, mechanical, electrical or otherwise.*

10. *To carry on the business of producers, manufacturers and dealers of caprolactam and allied chemicals obtained by industrial chemical synthetic or any other different chemical processes or from any other product.*

11. *To fix atmospheric nitrogen by the synthetic amonia or by any other process and to manufacture its derivative compounds and to deal in the same.*

12. *To own, prospect for, explore, acquire by lease, licence purchase or otherwise, open, work develop and maintain natural deposits of salt, brine, natron, sods, kieselghur nitrates and other chemical substances of all kinds and to carry on and conduct the business of working and getting and supplying to other persons such salt, brine and other substances.*

13. *To carry on the business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, leather, imitation leather, leather cloth, plastics, oil cloth, linoleum, tarpaulins, paper, paper-board, metal and wood containers, receptacles, hospital sheetings, surgical bandages and padding, accessories of whatsoever description.*

14. *To carry on the business of spinners, doublers and manufacturers of cotton, thread, silk, artificial silk, woollen, linen, flax, hemp, jute and other yarns and other fibrous materials, and substances or any substitute for any of them.*

To gin, card, comb, scour, mix, cut, spin, process, twist, throw, reel, weave, knit, print, bleach, dye or finish, synthetic filaments fibre, staple fibre yarn, and to carry out operations of whatever kind and nature, in relation thereto.

To carry on the business of manufacturing, bleaching, dyeing, mercerising, printing and selling yarn, cloth and other fabrics made from rayon, nylon, man-made Synthetic Fibres, staple fibres, cotton, jute, wool, silk, artsilk and other materials, or substances and generally to carry on the business of spinning and weaving mill proprietors in all their branches."

2.5 **Orissa Polyfibres Limited**

2.5.1 Orissa Polyfibres Limited (hereinafter referred to as **"OPL"** or the **"Fourth Transferor Company"**) was incorporated on the 11th day of December 1998 under the provisions of the Act in the State of Orissa and the Registrar of Companies, Orissa at Cuttack, issued Certificate of Incorporation dated 11th December 1998.

2.5.2 Pursuant to the Order dated 4th August 2004, of the Company Law Board, Eastern Region Bench, Kolkata, the Registered Office of the Fourth Transferor Company was shifted to the State of Maharashtra and the Registrar of Companies, Maharashtra at Mumbai issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 3rd September 2004. Pursuant to the Order dated 1st May 2006, of the Company Law Board, Western Region Bench, Mumbai, the Registered Office of the Fourth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 25th May 2006. The Registered Office of the Fourth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.5.3 The objects for which the Fourth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To manufacture, process, formulate, buy, sell, import, export, distribute and generally to deal in Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions.*

2. *To manufacture, fabricate, construct, erect, improve upon and maintain machinery, plants, equipments, apparatus, tools and accessories and spare parts of manufacture of Polyester, Polyester Staple Fibre, Nylon Staple Fibre, Acrylic Fibre, Rayon Grade Wood Pulp, Viscose Staple Fibre, Polypropylene Staple Fibre, Polyvinyl Alcohol, Acetate, Cupramonium Fibres, Modal Fibre, Blended Synthetic Fibre, Regenerated Fibres, Man-made Fibres, Nylon Filament Yarn, Viscose Filament Yarn, Rayon Tyre Yarn, Acetate Filament Yarn, Nylon Tyre Yarn, Caprolactum, Dimethyltryptamine, Pure Terephthalic Acid, Ethylene Glycol Yarns and Fibres and their by-products and all kinds of textiles and fabrics of all descriptions."*

2.6 **Recron Synthetics Limited**

2.6.1 Recron Synthetics Limited (hereinafter referred to as **"RSL"** or the **"Fifth Transferor Company"**) was incorporated on the 8th day of December 1986, under the name of "Raymond Synthetics Limited" under the provisions of the Act in the State of Madhya Pradesh and the Registrar of Companies, Madhya Pradesh at Gwalior issued Certificate of Incorporation dated 8th December 1986. The name of the Fifth Transferor Company was changed to its present name i.e. Recron Synthetics Limited and the Registrar of Companies, U.P. at Kanpur, issued a Fresh Certificate of Incorporation Consequent on Change of Name dated 22nd March 2000.

2.6.2 Pursuant to the Order dated 24th September 1990, of the Company Law Board, Western Region Bench, Bombay, the Registered Office of the Fifth Transferor Company was shifted to the State of Uttar Pradesh and the Registrar of Companies, Uttar Pradesh at Kanpur issued a Certificate of Registration of the Order of Company Law Board Confirming Transfer of the Registered Office from One State to Another dated 15th October 1990. Pursuant to the Order dated 16th May 2006 of the Company Law Board, Northern Region Bench, New Delhi, the Registered Office of the Fifth Transferor Company was shifted to the State of Gujarat and the Registrar of Companies, Gujarat at Ahmedabad issued a Certificate of Registration of Company Law Board Order for change of State dated 27th May 2006. The Registered Office of the Fifth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.6.3 The objects for which the Fifth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, spinners, bleachers, dyers, factors, importers, exporters, merchants and financiers of cotton textiles, woollen textiles, natural silk textiles, jute textiles, synthetic man-made textiles and other textiles by any process using petro-chemicals or by using vegetable or mineral oils or products required to produce such man-made fibres and its blends with natural and man-made fibres including ginning, cleaning, baling, pressing, combing of wool tops, synthetic top making fibre, reeling, spinning, processing, knitting, weaving, embroidery, fibre-yarns, hosiery, woven tufted carpets and druggets, coir and coir products, apparel and manufacture of apparel using textiles.*

2. *To acquire, erect, construct, establish, maintain, improve, manage, alter, control and carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all types of petrochemicals including but not limited to Acetic Acid, Acetone, Acetylene, Acrylic Fibres and Resins, Acrylonitrile, Acrylonitrile – Butadiene – Styrene Resins, Adipic Acid, Alkyl Diglycol Carbonate, Alkyl Benzenes, Amino Resins, Benzene, Bisphenol – A, Butadiene, Butenes, Butyl Rubber, Caprolactum, Carbon Fibre, Cellulose Acetate Fibres and Films, Cumene, Cyclohexane, Cyclohexanone, Diethylene Glycol, Dimethyl Terephthalate, Epoxy Resins, Ethyl Alcohol, Ethyl Benzene, Ethylene, Ethylene Glycol, Ethylene Oxide, Formaldehyde, High Density Polyethylene, Isobutylene, Isopropyl Percarbonate, Linear Low Density Polyethylene, Low Density Polyethylene, Maleic Anhydride, Melamine – Formaldehyde Resins, Meta-Xylene, Methacrylates, Methane, Methyl Alcohol, Mixed – Xylenes, Mono Ethylene Glycol, Ortho-Xylene, Para-Xylene, Phenol, Phenol – Formaldehyde Resins, Phenolic Resins, Phthalic Anhydride, Polyacetals, Polyacronitrils, Polyamide Fibres Resins and Yarn, Polybutadiene, Polycarbonate Resins, Polyester Bottles Fibres Films Resins and Yarn, Polyethylene Terephthalate, Polymethyl – Methacrylate, Polypropylene Fibre Films Resins and Yarn, Polystyrene Resins, Polyurethanes, Poly-vinyl Acetate, Polyvinyl Chloride, Polyvinyl Resins, Propane, Propylene, Propylene Oxide, Propylene Glycol, Purified Terephthalic Acid, Spandex Fibres, Styrene, Styrene – Butadiene Rubber, Toluene, Urea Formuldehyde Resins, Vinyl Fibres, Viscose Film, Viscose Rayon Fibres and Yarn and all petro-chemical products and polymers in all their forms like resins, fibres, sheets, castings, mouldings, rods and including refining, blending, processing, storing, transporting, supplying, selling and distributing petro-chemicals and chemicals and products, by-products and derivation thereof."*

2.7 **Silvassa Industries Private Limited**

2.7.1 Silvassa Industries Private Limited (hereinafter referred to as **"SIPL"** or the **"Sixth Transferor Company"**) was incorporated on the 1st day of October 1990, under the name of "Reliance Filaments Limited" under the provisions of the Act in the State of Gujarat and the Registrar of Companies, Gujarat, issued Certificate of Incorporation dated 1st October 1990. The name of the Sixth Transferor Company was changed to Reliance Filaments Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 18th May 1995. The name of the Sixth Transferor Company was changed to its present name i.e. Silvassa Industries Private Limited and the Registrar of Companies, Gujarat, issued Fresh Certificate of Incorporation Consequent on Change of Name on 23rd September 1996. The Registered Office of the Sixth Transferor Company is presently situated in the State of Gujarat at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara 390 023, Gujarat.

2.7.2 The objects for which the Sixth Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

"1. *To carry on the business of sizers, texturisers, spinners, weavers, manufacturers, twisters of various kinds of yarns silk, artificial silk, rayon, nylon, strechlon, manmade, synthetic fibers, staple fibres, wood and fibrous materials and the business of manufacturing, texturising, spinning, weaving, combing, ginning, pressing, twisting, doubling, dyeing, bleaching, colouring, mercerising, printing, scouring, finishing,*

packing, baling and selling cloth of all types, linen and fabrics of all types, whether knitted or looped and of importing, exporting, buying, selling and/or dealing in silk, art silk, rayon, nylon, strechlon, man-made synthetic fibers, staple fibres, wool, hemp and other fibrous materials, cloth, linen, rayon and to buy sell, import/export act as agents and/or to deal in finished fabrics/grey fabrics made of cotton/blended worsted/ synthetic, cotton/blended/worsted polyester filament yarn or partially oriented yarn and other kinds of yarn and generally to carry on the business of processors of linen, flax, hemp, silk, artificial silk, rayon, man-made synthetic fibers, staple fibres, wool and cloth merchants, cleaners, combers, spinners, weavers, bleachers, dyers, printers, sizers, importers, exporters, materials and to transact all and preparing process and to give any special treatment to any of the referred materials at any stage of production such as texturising, dying, twisting, crimping on own materials.

2. *To carry on the activity of coning in the manufacture or production or process of various kinds of textile yarn, made of polyester filament, synthetic fibre, artificial, silk, cotton and other fibre substance, staple fibre, wool, hemp, rayon, nylon, linen, strechlon, flax and other yarn made of any other substance used in the manufacture or process or production of fabrics of all types."*

2.8 The First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company are all hereinafter collectively referred to as the **"Transferor Companies"**.

3. The details of the authorised, issued, subscribed and paid-up capital of each of the Transferor Companies and of the Transferee Company are set out in the Scheme.

4. Each of the Transferor Companies is engaged in the manufacture of Polyester Products. MEG is the critical raw material for manufacture of Polyester Products.

5. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed that all the Transferor Companies be merged with the Transferee Company and the operations of all the Transferor Companies be consolidated with the Transferee Company. Combining the resources of the Transferor Companies with the Transferee Company would ensure MEG utilisation within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation.

6. Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business.

7. The other advantages that would result from the proposed amalgamation of the Transferor Companies with the Transferee Company are as under:

   (a) The twin advantage of assured feedstock utilisation and combined manufacturing facilities of Transferor Companies would enhance efficiencies throughout the value chain.

   (b) Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products directly rather than export or supply of MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

   (c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

8. Keeping in mind the paramount and overall interest of the shareholders and creditors of the Applicant Company, the Board of Directors of the Applicant Company and the respective Boards of Directors of the Transferor Companies have thought it advantageous and fit that the undertakings and businesses of the Transferor Companies be consolidated by way of amalgamation thereof with the Applicant Company.

9. With the aforesaid objectives, the Board of Directors of the Applicant Company is of the opinion that the amalgamation would benefit the shareholders, creditors, employees and other stakeholders of the Applicant Company.

10. In the aforesaid circumstances, a Scheme of Amalgamation of the Transferor Companies with the Transferee Company has been formulated under Sections 391 to 394 of the Act, whereby the whole of the undertakings and businesses of all the Transferor Companies shall be consolidated by the amalgamation of the Transferor Companies with the Transferee Company.

11. The salient features of the Scheme are:

   (i) "Appointed Date" means 1st April 2005 or such other date as may be approved by the High Court;

   (ii) "Effective Date" means the last of the dates on which the conditions referred to in Clause 21.1 of the Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in the Scheme to the date of "coming into effect of the Scheme" or "effectiveness of the Scheme" or "Scheme taking effect" shall mean the Effective Date;

   (iii) "Scheme" or "Scheme of Amalgamation" means the composite Scheme of Amalgamation (attached to the Statement) as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

   (iv) "Undertaking" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

      (a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities,

allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise); municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

(v) The Scheme of Amalgamation shall become effective from the Effective Date but the provisions of the Scheme of Amalgamation shall be applicable and come into operation from the Appointed Date.

(vi) Part II of the Scheme of Amalgamation sets out provisions in relation to the transfer of Undertakings of all the Transferor Companies and envisages that:

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in the Scheme.

(b) Without prejudice to the generality of Clause 4.1 of the Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date :

(i) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) of Clause 4.2.1 of the Scheme, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III of the Scheme.

(ii) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of Clause 4.2.1 of the Scheme in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(iii) In respect of moveables other than those dealt with in sub-clause (b) of Clause 4.2.1 of the Scheme above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(iv) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as

to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(c) Without prejudice to Clauses 4.1 to 4.3 of the Scheme, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

(d) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

(e) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of the Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of the Scheme. The Transferee Company shall be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

(f) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

(g) On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

(h) With effect from the Appointed Date and up to and including the Effective Date:

(i) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings on account of, and for the benefit of and in trust for the Transferee Company.

(ii) All the profits or incomes,accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(iii) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

(i) The Scheme provides that with effect from the first of the dates of filing of the Scheme with the High Court and up to and including the Effective Date, each of the Transferor Companies will preserve and carry on their respective business with reasonable diligence and business prudence and will not undertake additional financial commitments of any nature whatsoever or sell, transfer, alienate, charge, mortgage, or encumber any of the Undertakings or any part thereof (a) save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or (b) if the same is permitted by the Scheme; or (c) if the written consent of the Board of Directors of the Transferee Company has been obtained. Similar provisions have also been provided for the Transferee Company.

(j) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of the Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor

Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(k) The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

(vii) The Scheme also provides for restructuring of the secured liabilities of the Transferor Companies in the manner set out under Part III of the Scheme.

(viii) All other liabilities of every kind, nature and description of each of the Transferor Companies shall, upon coming into effect of the Scheme and with effect from the Appointed Date, be transferred or deemed to be transferred without any further act, instrument, deed, matter or thing to the Transferee Company and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date.

(ix) All debts, loans raised and used, liabilities and obligations incurred by each of the Transferor Companies on or after the Appointed Date but till the Effective Date shall be deemed to be and become the debts, liabilities, loans and obligations of the Transferee Company.

(x) Upon the Scheme taking effect, in consideration of the transfer and vesting of each of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to each equity shareholder of the Transferor Companies whose name is recorded in the respective Registers of Members of the Transferor Companies on the Record Date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof new equity shares in the Transferee Company in the respective ratios set out in Clause 11.1 of the Scheme.

(xi) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(xii) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(xiii) The Scheme also makes certain general provisions applicable to the issue of new equity shares of the Transferee Company including issue of shares in dematerialised form, pending share transfers, listing of the shares, obtaining relevant approvals for issue of shares.

(xiv) In terms of the Scheme, the Transferee Company shall, without any further application, act, instrument or deed pay to the holders of 2,500 Non-Cumulative, Non-Convertible, Redeemable Preference Shares of the First Transferor Company of Rs.10/- each aggregating to Rs.25,000, the sum of Rs.10/- (Rupees ten only) per preference share held by them in the First Transferor Company and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

(xv) Upon the coming into effect of the Scheme and from the Appointed Date, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(xvi) The excess or deficit of fair value of the net assets of the Transferor Companies over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies, the balance (if any) in the "Debenture Redemption Reserve" of the Transferor Companies transferred to the Transferee Company, and costs and charges and expenses in connection with the Scheme, shall be credited by the Transferee Company to the "Securities Premium Account" or, as the case may be, debited to the "Goodwill Account" in its books.

(xvii) The Scheme also provides that the Transferee Company and Transferor Companies shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders after the date of filing of the Scheme in the High Court and up to and including the Effective Date, provided that a Transferor Company may declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its shareholders prior to the Effective Date.

(xviii) On the coming into effect of the Scheme, all the Transferor Companies shall stand dissolved without winding up.

(xix) The Scheme also provides certain powers to the Transferor Companies (by its Board of Directors, or any Committee thereof or any Director authorised in that behalf) and the Transferee Company (by its Board of Directors or any committee thereof or any Director authorised in that behalf) to assent to any modification or amendments or additions to the Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company deem fit or as required for the purpose of resolving any doubts or difficulties that may arise in carrying out the Scheme.

(xx) The Scheme is conditional upon and subject to :

(1) The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court;

(2) The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies.

(xxi) The Scheme further provides that in the event of the Scheme failing to take effect finally by 31st March 2007, or such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Transferee Company,

the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

(xxii) The Scheme also provides that in the event any one or other Transferor Companies does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with the Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in the Scheme.

(xxiii) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

12. The rights and interests of the members and the creditors (including debenture holders) of the Applicant Company and the Transferor Companies will not be prejudicially affected by the Scheme.

13. The Share Exchange Ratio in respect of each of the Transferor Companies has been arrived at on the basis of the valuation carried out jointly by PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited, who have issued their Valuation Report dated 24th April 2006. The Board of Directors of the Applicant Company has considered the said Valuation Report and also considered various factors and accordingly, the Board of Directors of the Applicant Company believes that the Share Exchange Ratio in respect of the shares of each of the Transferor Companies is fair and reasonable.

14. The proposed amalgamation is in the interest of the shareholders of the Applicant Company and also in public interest and interest of all concerned.

15. The Scheme of Amalgamation was approved by the Board of Directors of the Applicant Company and by the respective Boards of Directors of the Transferor Companies on 25th April 2006.

16. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

17. On the Scheme of Amalgamation being approved as per the requirements of Section 391 of the Act, the Applicant Company and the Transferor Companies will each seek the sanction of Hon'ble High Court of Judicature of Gujarat at Ahmedabad to the Scheme.

18. (a) The Capital Structure of the Applicant Company pre and post amalgamation is/will be as under:

(Rs. in Crore)

	Pre Amalgamation	Post Amalgamation
Authorised Capital		
Equity Shares	400.00	400.00
Non Convertible Redeemable Preference Shares	400.00	400.00
Issued Capital	250.53	289.65
Subscribed and Paid up Capital	249.06*	288.18*

* includes Rs. 0.83 crore paid up on forfeited equity shares

18. (b) The pre-merger and post-merger shareholding pattern of the Applicant Company is/will be as under:

Sr. No.	Category of Shareholding in Transferee Company	% Shareholding in Transferee Company (Pre-Merger)	% Shareholding in Transferee Company (Post-Merger)*
1	Promoters*	46.03	39.76
2	Banks	0.79	2.11
3	Mutual Funds	3.62	3.30
4	Insurance Companies	11.89	10.37
5	FIs	0.00	0.95
6	FIIs	13.91	12.02
7	NRIs	0.36	0.35
8	Bodies Corporate	3.75	13.10
9	Individuals	19.11	17.57
10	Other (GDRs etc.)	0.54	0.47

* Promoters of the Transferor Companies have been included in Bodies Corporate/Individuals, as the case may be.

19. (a) The shareholding (singly or jointly) of Directors of the Transferor Companies in the Transferor Companies and the Transferee Company is as under:

Name of Director	Name of the Company in which Director	No. of Shares AFL	CIPL	IPL	OPL	RSL	SIPL	IPCL
Dipankar Gangopadhyay	AFL	100					-	-
G. B. B. Babuji	AFL and SIPL	25	1183	-	1	-	-	-
Indubhai F. Sheth	CIPL, IPL, OPL, RSL	100	7173		-	50		100
Mahendra K. Agrawal	IPL and OPL	-	-	-	70	-	-	-
Narendra Kumar	IPL	-	500	260	-	-	-	43
V. M. Agarwal	OPL	-	-	-	10	-	-	-
Vinod K. Arora	AFL	-	-	85	-	75	-	-
Rajen D. Udeshi	RSL	-	250	-	-	450	-	1000
M.P. Garg	RSL	-	-	-	-	150	-	-
Jamshed N. Guzder	RSL	-	-	-	-	1500	-	-
Vinay V. Kolte	CIPL	-	4600	-	-	-	-	-

(b) Shri Indubhai F. Sheth holds 2500 preference shares of AFL.

(c) None of the Directors of the Transferee Company hold any shares either in the Transferee Company or any of the Transferor Companies.

20. Shri Subodh P. Sapra is the Non-executive Chairman of IPL and OPL. Shri Indubhai F. Sheth is the Non-executive Chairman of CIPL and RSL; he is also a Non-executive Director of IPL and OPL. Shri Mahendra K. Agrawal is a Non-executive Director of IPL and OPL. Shri Ramkrishanan Rajaram is the Non-executive Chairman of AFL and a Non-executive Director of IPL. Shri G. B. B. Babuji, is a Non-executive Director of AFL and SIPL.

21. None of the Directors of the Applicant Company are Directors of any of the Transferor Companies nor are any of the Directors of the Applicant Company shareholders of any of the Transferor Companies or of the Transferee Company. However, Directors of the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent the said Directors are the partners of firms; the directors/members of the companies, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Transferor Companies or the Transferee Company or to the extent they may be allotted shares in the Transferee Company as a result of the Scheme.

22. The Scheme provides for the restructuring of the Zero Coupon Secured Redeemable Non-Convertible Bonds/Debentures of AFL, CIPL, OPL and RSL as also the Optionally Fully Convertible Debentures of SIPL, in the manner provided in Part III of the Scheme. UTI Bank Limited is the Trustee for the Bond/Debenture

holders of AFL, CIPL, RSL, OPL, SIPL and IPCL. Industrial Development Bank of India Limited is the Trustee for the Debenture holders of CIPL. The said Trustees may be deemed to be concerned and/or interested in the Scheme to the extent of its shareholding, if any, in any of the Transferor Companies or, as the case may be, the Transferee Company or to the extent the Trustees may be allotted shares in the Transferee Company as a result of the Scheme or to the extent that UTI Bank Limited/Industrial Development Bank of India Limited are trustees for debentures/bonds issued by any of the Transferor Companies or by the Transferee Company.

23. The Applicant Company is not a subsidiary of any of the Transferor Companies and none of the Transferor Companies are subsidiaries of the Applicant Company in any manner whatsoever, as provided in Section 4 of the Act.

24. An Unsecured Creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself. The instrument appointing proxy should, however be deposited at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the Meeting.

25. Bodies Corporate intending to send their authorised representatives to attend the Meeting are requested to lodge a certified copy of the resolution passed by the Board of Directors or other governing body of the Body Corporate, authorising such person to attend and vote on its behalf at the Meeting, at the Registered Office of the Applicant Company not later than 48 (forty-eight) hours before commencement of the meeting.

26. The following documents of the Applicant Company will be open for inspection up to one day prior to the date of the Meeting at its Registered Office between 11.00 a.m. and 1.00 p.m. on all working days, except Saturday:

(a) Copy of Company Application No. 275 of 2006 filed by the Applicant Company in the High Court;

(b) Certified copy of the Order of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad dated 13th June 2006 in the above Company Application directing the convening of the meeting of Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company;

(c) Scheme of Amalgamation;

(d) Copies of the Memorandum and Articles of Association of the Applicant Company and the Transferor Companies;

(e) (i) Audited Balance Sheet and Profit and Loss Account for financial year ended 31st March 2005 for the Applicant Company and all the Transferor Companies other than the Fifth Transferor Company;

(ii) Audited Balance Sheet and Profit and Loss Account of the Fifth Transferor Company for the financial year ended 31st December 2004;

(f) Valuation Report dated 24th April 2006 of PricewaterhouseCoopers Private Limited and SBI Capital Markets Limited; and

(g) No Objection letters for the Scheme received from the Stock Exchanges.

A copy of the Scheme of Amalgamation and this Statement can also be obtained from the Registered Office of the Applicant Company.

Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 14th day of June 2006.

Registered Office:
P. O. Petrochemicals
Dist. Vadodara 391 346, Gujarat.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited
(collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited
(the "Transferee Company")

PREAMBLE

A. **Description of Companies**

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- **AFL** or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- **CIPL** or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- **IPL** or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.
- **OPL** or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- **RSL** or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- **SIPL** or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b). **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. **Rationale for the Scheme of Amalgamation**

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation would, therefore, enable the

Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. **Purpose of the Scheme**

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. **Parts of the Scheme**

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. **Definitions**

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof **(i)** for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and **(ii)** for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13. **"Schedules"** means the schedules to this Scheme;

1.14. **"Scheme"** or **"Scheme of Amalgamation"** means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15. **"SIPL"** or **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16. **"Transferor Companies"** means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and **"Transferor Company"** shall mean any one of the Transferor Companies, as the context may require;

1.17. **"Undertaking"** in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/ or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the **"Assets"**);

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the **"Liabilities"**);

1.18. **"Undertakings"** means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. **Date when the Scheme comes into Operation**

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. **Transfer of Undertakings**

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or inter-se among the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. **Contracts, deeds, etc.**

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. Legal proceedings

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. Conduct of business

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2. With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. Employees

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the **"Funds"**) and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately

and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. Saving of concluded transactions

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. Restructuring of Liabilities

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 (**"AFL ZCDs"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule I** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company (**"ZCDs-Series I"**) in the proportion of 1 (one) new ZCD - Series I for every 1 (one) AFL ZCD held, on the Record Date, by each Debentureholder or its successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column D** of the **Table** in **Schedule** I attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 (**"CIPL ZCDs- 30th June 2013"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column C** of **Table 1** in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company (**"ZCDs- Series II"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table 1** in **Schedule II** attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been

automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 (**"CIPL ZCDs- 31st March 2006"**) and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03, 929 /- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs- 31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company (**"ZCDs- Series III"**) in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 . OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the **"OPL Bonds"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company (**"ZCDs-Series IV"**) in the proportion of 1 (one) new ZCD-Series IV for every 1(one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column** D of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column C** of **Table 1** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table I in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs-Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/-. (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column C** of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1(one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs- Series VI shall be as set out in **Column D** of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The principal terms and conditions of the SIPL 10% OFCDs are set out in **Column C** of **Table 1** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured

Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company (**"10% New OFCDs"**) in the proportion of 1 (one) 10% New OFCD for every 1(one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D** of **Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) (**"SIPL 9% OFCDs"**). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company (**"9% New OFCDs"**) in the proportion of 1 (one) new 9% New OFCD for every 1(one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the **"New Debentures"**).

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to

be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table in Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column D** of the **Table in Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. **Issue of Equity Shares**

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the

case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the **"Share Exchange Ratio"**).

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. General provisions applicable to issue of equity shares

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Borad of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the

Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. **Payment to Preference Shareholders of First Transferor Company**

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect, the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. **Accounting treatment**

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. **Declaration of dividend**

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. **Dissolution of Transferor Companies**

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. **Validity of existing resolutions, etc.**

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. **Modification of Scheme**

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. **Filing of Applications**

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. **Approvals**

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. **Scheme conditional upon sanctions, etc.**

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other

person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. **Costs, charges and expenses**

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds, having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE 1 Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series-II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III

OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr. No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation in favour of the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV

RSL - Fifth Transferor Company

TABLE 1 Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-.
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2 Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C.	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1 Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

TABLE 2 — Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs.20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD.
		Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan
		Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.
2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.
3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.
4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.
5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.
6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.
7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.
8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.
9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in accordance with Government Guidelines, if applicable, issued from time to time or by any other prescribed Statutory or other Authority in their behalf and in force during the currency of the Debentures. The Company shall submit to the Debenture Trustees, a Certificate, duly certified by the Auditors certifying that the Company has transferred a suitable sum to DRR at the end of each financial year.
10. During the currency of the Debentures with the prior permission of the Trustees, the Company can withdraw any of the assets charged upon substituting other property whether of the same or different tenure or kind but of a value equal to or greater than the value of the property proposed to be withdrawn.
11. Upon proof being given to the reasonable satisfaction of the Trustees that all the Debentures entitled to the benefit of the trusts hereof together with interest, and all other monies payable hereunder have been paid off or satisfied in accordance with the tenor thereof and upon payment of all costs, charges and expenses incurred by the Trustees and upon observance and performance of the terms and conditions of the Debentures, the Trustees shall, at the request and cost of the Company, release, re-assign or re-convey or re-transfer to the Company or as the Company may direct to such other person entitled thereto, the assets charged to secure the Debentures or such part thereof as may remain subject to the security hereby created freed and discharged from the trusts and security hereby created.

SCHEDULE VII

RSL - Fifth Transferor Company

Working Capital Facilities availed by Fifth Transferor Company from State Bank of India (SBI) and Punjab National Bank (PNB)

Sr. No.	Details	Existing Terms		New Terms	
A	B	C		D	
		SBI	PNB	SBI	PNB
1.	Fund Based Limits	Rs.1.50 crores	Rs.0.50 crores	Rs.1.50 crores	-
	Non-fund based Limits	Rs.4.25 crores	-	Rs.4.25 crores	-
2.	Security	**Primary** First charge by way of hypothecation over entire stocks and receivables, bills and other current assets, both present and future, wherever situated. **Collateral** Second charge by way of equitable mortgage over the immovable and movable assets of the Company.		**Primary** First charge over entire stocks and receivables, bills and other current assets, both present and future, wherever situated pertaining to Undertaking of the Fifth Transferor Company. **Collateral** Second charge over the immovable and movable assets pertaining to Undertaking of the Fifth Transferor Company.	

Note: Subsequent to 1st April, 2005, the working capital facilities obtained by the Fifth Transferor Company from Punjab National Bank have been terminated as per mutual agreement and consequent thereto Punjab National Bank is out of the Consortium.

SCHEDULE VIII

SIPL - Sixth Transferor Company

TABLE 1 Details of working capital facilities availed by the Sixth Transferor Company from Dena Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (Stocks and Book Debts)	Rs. 6.50 crores	
	Total	**Rs. 6.50 crores**	
2.	**Non-fund based Limits**		
	Letter of Credit	Rs. 1.00 crores	
	Bank Guarantee	Rs. 2.00 crores	
	Total	**Rs. 3.00 crores**	

Note: Subsequent to 1st April, 2005, the aforesaid working capital facilities obtained by the Sixth Transferor Company from Dena Bank have been replaced by fresh working capital facilities from Dena Bank with effect from 23rd September, 2005.

TABLE 2 Details of working capital facilities availed by the Sixth Transferor Company from IDBI Bank

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Fund Based Limits	Rs.3.00 crores	Rs.3.00 crores
2.	Non-fund based Limits	Rs.3.00 crores	Rs.3.00 crores
3.	Security	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts of the Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).	Pari passu charge with Dena Bank on all present and future Current Assets viz. goods and book-debts pertaining to the Undertaking of the Sixth Transferor Company including but not limited to documents of title to the goods, outstanding moneys, receivables including receivables by way of cash assistance and/or cash incentives under the Cash Incentive Scheme or any other Scheme, claims including claims by way of refund of customs/ excise duties under the Duty Drawback Credit Scheme or any other Scheme, bills, invoices, documents, contracts, insurance policies, guarantees, engagements, securities (including all such goods as may be in course of shipment, transit or delivery).

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting	Rs. 50.00 crores	Rs. 50.00 crores
	(DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)		
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits**	**A. For Fund Based limits**
		Cash Credit Hypothecation	**Cash Credit Hypothecation**
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future).	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company.
		Bills Purchase / Bills Discounting	Bills Purchase / Bills Discounting
		Nil	Nil
		B. For Non-Fund Based Limits	**B. For Non-Fund Based Limits**
		Letter of Credit	Letter of Credit
		First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.
		Bank Guarantee	Bank Guarantee
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company.
		C. For both Fund and Non-Fund Based Limits	**C. For both Fund and Non-Fund Based Limits**
		Second Charge over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	**Second Charge** over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

IN THE HIGH COURT OF JUDICATURE OF GUJARAT AT AHMEDABAD
IN ITS ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 275 OF 2006

In the matter of Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956, and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with IndianPetrochemicals Corporation Limited.

Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat } .... Applicant Company

FORM OF PROXY

I/We, the undersigned unsecured creditor(s) of the Applicant Company hereby appoint ________________ of ________________ and failing him / her ________________ of ________________ as my/our proxy, to act for me / us at the meeting of the Unsecured Creditors of the Applicant Company to be held on Friday, the 14th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat at 12.30 p.m. or so soon thereafter after the conclusion of the meeting of the Secured Creditors (including Debenture holders) of the Applicant Company for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the 'Transferor Companies') with Indian Petrochemicals Corporation Limited (the 'Applicant Company' or the 'Transferee Company') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name ________________ (here, if for, insert **'for'**; if against, insert **'against'**, and in the latter case, strike out the words after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**, as my/ our proxy may approve.

** Strike out what is not necessary.*

Dated this ________ day of ____________ 2006

Name: ________________________________

Address: ________________________________

____

____

Affix 15 Paise Revenue Stamp

Signature of Unsecured Creditor: ________________________________

Signature of Proxy: ________________________________

NOTES:

1. Proxy must be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the meeting.
2. In case of multiple proxies, the proxy later in time shall be accepted.

Cut here

ATTENDANCE SLIP

INDIAN PETROCHEMICALS CORPORATION LIMITED

Registered Office : P. O. Petrochemicals, Dist: Vadodara 391 346, Gujarat.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

NAME AND ADDRESS OF THE UNSECURED CREDITOR / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Unsecured Creditors of the Company convened pursuant to the Order dated 13th June 2006 of the Hon'ble High Court of Judicature of Gujarat at Ahmedabad on Friday, the 14th day of July, 2006 at R & D Auditorium of Indian Petrochemicals Corporation Limited, P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat.

Signature of the Unsecured Creditor or proxy :____________________

Note :

Unsecured Creditor(s) who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Cut here

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Indian Petrochemicals Corporation Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034